The Estée Lauder Companies Inc.

2012 Annual Report

contents



Executive Chairman's Letter

William P. Lauder

Dear Fellow Stockholders,

Fiscal 2012 was another record year for The Estée Lauder Companies. Thanks to our focused growth strategy and strong business model, we achieved sales gains in all regions and major product categories, illustrating the broad strength of our Company and the power of our brand portfolio.

For over 60 years, The Estée Lauder Companies has been committed to working together, with all of our stakeholders, with uncompromising ethics and integrity.

Our strong performance is a tribute to the commitment and hard work of our employees, the exceptional quality of our products and services, the vision and outstanding leadership of my partner and our President and Chief Executive Officer, Fabrizio Freda, and the entire management team.

This year's performance built upon our prior success, and we achieved a number of milestones, which enabled us to increase total stockholder return. In the process, our Board authorized a two-for-one stock split and raised the dividend by 40 percent. We grew net sales at double the rate of prestige beauty worldwide and gained global share against the competition. Overall, we grew profitably in many of our most strategic areas, including our largest brands and product categories, as well as in key markets and distribution channels, such as China, travel retail and United States department stores. We continued to exercise strong financial discipline, allowing us to invest in new capabilities to support our strategy for the long term and advance our Strategic Modernization Initiative (SMI). We are also pleased with the progress of the newest additions to our brand portfolio, Smashbox and Ermenegildo Zegna. We believe that both of these brands hold great potential for us and we look forward to growing their businesses globally.

As I reflect on our many successes of the year, it is with a heavy heart that I look back on the loss of a woman who embodied the heart and soul of The Estée Lauder Companies—my mother, Mrs. Evelyn H. Lauder. She carried the torch of our Company's heritage and deep family values. Over the course of her more than 50 years with our Company, she fostered in us a great appreciation for the value of relationships and the importance of giving back to our world at large. This year, as we celebrate the 20th Anniversary of

The Estée Lauder Companies' Breast Cancer Awareness (BCA) Campaign, a campaign my mother founded, we give special tribute in celebrating her extraordinary and inspiring life. More than anything, it was her recognition of the critical need to fight breast cancer through medical research—an emblem of her dedication to people and to philanthropy—that has become one of the pillars of our Company's commitment to corporate responsibility.

That commitment—toward our world, our communities and our people—is especially meaningful to me, and I am pleased with the progress we continue to make as responsible corporate citizens. From our Company's BCA Campaign to M·A·C's incredibly successful VIVA GLAM campaign, and through many more initiatives across the organization, our employees and brands have raised critical awareness and support for key social issues in the priority areas of women's health, women's empowerment, education, health and human services, and global emergency disaster relief. We remain focused on environmental stewardship efforts, including water security, sustainable ingredient sourcing, renewable energy and sustainable packaging. We look forward to releasing our most comprehensive Corporate Responsibility Report later this year, which highlights the positive strides we are making as a Company and serves as a record for measuring our progress.

One of the joys of my role as Executive Chairman is spending more time focused on relationship building. Fiscal 2012 made it more evident than ever that the social and political boundaries of our world are changing. To sustain the success of our business, particularly in increasingly regulated environments, relationships are critical—with our employees, our consumers, our customers and our communities at large. Visiting local markets and operations to meet with employees, industry leaders and consumers is an important part of my role and one that I value deeply. For over 60 years, The Estée Lauder Companies has been committed to working together, with all of our stakeholders, with uncompromising ethics and integrity. I am personally dedicated to strengthening that commitment, ensuring good governance and continuing to enhance our corporate reputation around the world.

Despite the global economic and political uncertainties that marked fiscal 2012, we enter the fourth year of our strategic journey having achieved a number of record highs.

As I reflect on our excellent performance in fiscal 2012, I would like to express my deep appreciation for all of the people who have contributed to our success. Despite the global economic and political uncertainties that marked fiscal 2012, we enter the fourth year of our strategic journey having achieved a number of record highs. This is a testament to the strength of our business model and the outstanding leadership of Fabrizio Freda. His vision, thoughtful management and disciplined focus have positioned The Estée Lauder Companies for what I believe will be a bright future. I am also grateful to my father, Leonard Lauder, whose strength and devotion to our Company continues to inspire us all. I extend my deepest thanks to our Board of Directors and our Executive Leadership Team—we are fortunate to have some of the world's best talent helping to guide our organization. To our consumers, our suppliers, our retailers and our stockholders, thank you for your ongoing loyalty and support. And most importantly, I would like to thank our employees around the world for their extraordinary efforts and contributions.

I look toward the next phase in our evolution with confidence and optimism. The Estée Lauder Companies has always been a unique organization with a rich heritage, and the steps we have taken over the past three years have made us stronger than ever. We finished fiscal 2012 in an enviable position, bolstered by exceptional talent and leadership, unsurpassed creativity, a strong balance sheet, and a winning strategy that enables us to take advantage of our biggest global opportunities and to ensure the sustainable, profitable growth of our business for the foreseeable future.

Sincerely,

William P. Lauder

Executive Chairman



President and Chief Executive Officer's Letter

Fabrizio Freda

Dear Fellow Stockholders,

Thanks to the incredible focus and hard work of our employees last year, The Estée Lauder Companies continued its powerful momentum, outperforming the global prestige beauty industry for the third year in a row and surpassing many of our strategic targets. In all, our year was marked by outstanding achievements across our brands, regions and product categories. Such success demonstrated, yet again, that our disciplined strategy and the outstanding equity of our brands have created a sustainable, winning formula that has helped us deliver another great year of record performance.

This formula—our combination of innovative products, High-Touch services, strategic vision and operating excellence—resulted in impressive fiscal 2012 sales growth of 10 percent. For the second consecutive year, we saw double-digit sales increases in our largest product categories and most important geographies. We had another outstanding year in North America, for example, where we accelerated growth in our key channels and strengthened our leadership position in prestige skin care. In the travel retail channel, we gained share overall, secured the number one position in prestige skin care and became the leading company in prestige makeup. Simultaneously, we continued to expand our beauty leadership in China, where two of our brands, Estée Lauder and La Mer, significantly outpaced the market.

These meaningful accomplishments resulted from the contributions of our more than 38,000 full-time employees, each of whom plays an important role in making this Company extraordinary. To them—and to the talented senior management team whose excellent leadership, sound judgment and increased discipline have been critical to our sustained growth—I am extremely grateful. Additionally, I extend my deepest appreciation for the ongoing support and partnership of William Lauder, the wisdom and guidance of Leonard Lauder, and the sage counsel provided by our Board of Directors throughout the year.

Amidst an exceptionally bright year, our Company suffered a terrible loss—that of our beloved Evelyn H. Lauder. During her more than 50 years with this Company, she was a guiding force, contributing invaluable insights through her many positions and helping to develop some of our most successful fragrances. She was perhaps best known for her tireless advocacy for breast cancer awareness through The Breast Cancer Research Foundation® and The Estée Lauder Companies' Breast Cancer Awareness (BCA) Campaign, both of which she founded. As we celebrate The Estée

Our successes over the past year reinforce our belief that our strategy is working and that we have a clear path to future growth.

Lauder Companies' BCA Campaign's 20th anniversary this year, we also celebrate Evelyn's life and enduring legacy. I was privileged to have known her personally and I am dedicated to honoring her spirit and remembering the many gifts she gave to our Company, its family culture and the beauty industry at large. Her strength, generosity and compassion will continue to inspire us for many years to come.

As my colleagues here at The Estée Lauder Companies know, I am passionate about sailing and am fond of drawing analogies between the business world and the sport. Both require intense focus, high-level strategy, teamwork and agility. I like to say that when our Company began its strategic journey three years ago, we looked for the winds of growth and ways to improve our performance. With fast winds at our back, we were able to swiftly leverage our greatest opportunities across product categories and geographies. We have continued to successfully navigate these winds, while at the same time building the necessary capabilities to support our journey. The result is an organization more nimble and flexible than ever, and by substantially reducing non-value added costs, we have generated more profitable growth and reinvested to further improve our strengths.

During the year, we added to our strategic plan a high-level, directional growth map designed to help us prioritize the greatest long-term opportunities for our Company and corresponding benchmarks against which we will measure our success. This plan acts as a compass, guiding us toward what we believe will be sustainable, profitable growth for the long term. Our successes over the past year reinforce our belief that our strategy is working and that we have a clear path to future growth.

In fiscal 2012, prestige beauty grew faster than mass in key markets around the world and our Company was well equipped to take advantage of that momentum. Thanks to our superior products and exceptional services, we were poised to meet the increased global demand for luxury. We delivered breakthrough innovations—Estée Lauder's Idealist Even Skintone Illuminator and Cooling Eye Illuminator, Clinique's Moisture Surge Intense Skin Fortifying Hydrator, M·A·C's Matchmaster SPF 15 Foundation, Aveda's Invati three-step system for thinning hair, and Origins' Mega-Bright Skin tone correcting serum, to name a few—which, along with our High-Touch services, delighted our loyal consumers and enticed newcomers to prestige beauty. To support these new products, we evolved our "pull" model, using even more creative and effective advertising and digital strategies to drive consumers to our stores, counters, retailers and online sites.

As we expand our business around the world, our focus on becoming even more locally relevant continues to pay off. The beauty industry is profoundly different across the globe, and we are deftly managing our brand and product portfolio accordingly—innovating more closely to where our consumers live and shop and adjusting our services and communications appropriately. We are more attuned to our consumers around the globe, especially those in emerging markets like China, Brazil, Russia and the Middle East. As a result, we find that we are better able to capitalize on the most promising opportunities with these consumers, whether they are shopping near where they live or where they travel.

We also expanded our leadership in global prestige beauty through new and existing stores in such locations as China, Dubai and Canada. Relationships are a key pillar of our business, and in fiscal 2012 we continued to build on our relationships with some of our most important retailers in the most promising areas for the Company and our brands. Additionally, our Company-operated stores represent a unique opportunity for us to demonstrate the essence of our brands and tap into the aspirations of our consumers. We will continue to thoughtfully expand our retail footprint where appropriate.

Another strong contributor to our success has been the realignment of our organization to improve efficiency and better support our global strategy. For example, our Program Management Team (PMT), which has helped us drive cost savings through two dozen global initiatives, has helped us realize savings of $708 million since the beginning of the program in fiscal 2010—$145 million in fiscal 2012 alone. These savings provide important resources that allow us to make focused investments—from strengthening our strong consumer relationship management (CRM) to boosting our expertise in digital—and provide important platforms for growth. Similarly, we continue to invest in our greatest asset, our people. Last year, we rolled out new global leadership and talent management programs that reinforce our high performance learning culture, which allows creativity and innovation to flourish. Combined, these efforts are driving unprecedented levels of global success for our Company.

In sum, our many achievements have led us to more clearly identify the opportunities ahead of us, market by market and region by region, and have prompted us to improve our winning business model and adapt our strategies accordingly. While our overall business is performing very well, we know the world will never be predictable.

We continue to see ongoing global economic uncertainties and volatility in certain markets. Despite these challenges, we have seen that ours is an industry of great resilience and our consumers' quest for beauty remains steadfast. It is that quest—for luxury, for excellence, for unparalleled service—that should maintain strong long-term demand for our products. And we, through each of our unique brands, remain committed to fulfilling our consumers' desires, wherever in the world they happen to be.

We believe there is still substantial room for growth. Over the past 60 years, The Estée Lauder Companies has built an unmatched brand portfolio that continues to meet and exceed the aspirations of consumers around the world. Today, we are more committed than ever to accelerating the expansion of our winning business model to all product categories and regions. We will remain focused on investing in our industry-leading portfolio and adjusting our strategy to take advantage of the "fastest winds" fueling global prestige beauty. For this next phase of our journey, I am confident that we will continue to achieve significant success, as we have in the past, by honoring our values. We believe the qualities that make this Company unique will translate into unmistakable competitive advantages and long-term profitable growth for our Company and all of our stakeholders.

Sincerely,



Fabrizio Freda

President and Chief Executive Officer

Today, we are more committed than ever to accelerating the expansion of our winning business model to all product categories and regions.

Fiscal 2012 Record Results[1] Include:

- Net sales of $9.7 billion
- Gross margin of 79.5%
- Operating margin of 14.2%
- Net earnings of $901.0 million
- Diluted earnings per share of $2.27
- Cash flow from operations of more than $1.1 billion
- Annual dividend of $.525 per common share, a 40% increase

Three Year Key Financial[1] Achievements:

- Net sales growth CAGR 9.8%, more than two times as fast as global prestige beauty
- Improved gross margin by 500 basis points
- Cut expenses by $708 million through cost savings initiatives
- Increased marketing spending by 220 basis points, fueling growth momentum
- Improved operating margin by 720 basis points
- Net earnings growth CAGR 48%
- Diluted earnings per share growth CAGR 47%
- Outstanding stockholder value created
  - Total stockholder return of 241.7%
  - Increased market capitalization by $14.6 billion
  - Increased annual dividend 91%, cash dividends totaled $461 million
  - Returned cash to stockholders through the Company's share repurchase program, acquiring 30.6 million common shares for approximately $1.2 billion

1. Before charges associated with restructuring activities



In Memoriam
Mrs. Evelyn H. Lauder
1936-2011

We pay special tribute in this year's Annual Report to the loving memory of Evelyn H. Lauder, Senior Corporate Vice President and Head of Fragrance Development Worldwide for our Company and Founder of The Breast Cancer Research Foundation® (BCRF) and The Breast Cancer Awareness (BCA) Campaign.

During her more than 50 years with our Company, Evelyn Lauder held many positions while contributing her invaluable insights about fashion trends, consumers' changing needs and new approaches to the development of innovative skin care, makeup and fragrance products. One of her earliest contributions to our Company was the creation of our brand training programs. As Head of Fragrance Development Worldwide, she led the development of the Company's most globally successful fragrances, including the Estée Lauder brand's best-selling Beautiful and *pleasures*.

Mrs. Lauder was perhaps best known for her work in bringing global awareness to the importance of breast health and raising funds to find a cure. In 1992, she co-created with Alexandra Penney of SELF magazine the Pink Ribbon, recognized today as the worldwide symbol of breast health. That same year, Mrs. Lauder launched The Estée Lauder Companies' Breast Cancer Awareness Campaign (www.bcacampaign.com). Each year, The BCA Campaign raises awareness and funds through its brands, employees and retail partners around the world to support lifesaving medical research. From 1993 through October 2012, more than $35 million in contributions to The BCRF will have been raised by The Estée Lauder Companies' brands and employees, along with more than $20 million in contributions through fundraising initiatives with our retail partners.

Mrs. Lauder was a philanthropic leader in New York City on a variety of other important fronts, as well. She served on the Board of Overseers at Memorial Sloan-Kettering Cancer Center and on the boards of the Central Park Conservancy and the Leonard and Evelyn Lauder Foundation. The Evelyn H. Lauder Breast Center at Memorial Sloan-Kettering Cancer Center in New York City, which opened in 1993 and expanded in 2009, is the first breast and diagnostic center providing the most up-to-date breast cancer prevention, diagnosis and outpatient treatment services. Other organizations that benefited from Mrs. Lauder's thoughtful guidance and renowned generosity include nonprofits devoted to health and human services, education and inner-city schools, the environment, women's causes, and the arts.

A visionary, true leader, activist, accomplished photographer, wife, mother, grandmother and dear friend to many, Mrs. Lauder will be forever missed by everyone at The Estée Lauder Companies. Her extraordinary life and passion will continue to inspire us to maintain our deep commitment to our family culture and our world at large for many years to come.


CLINIQUE
moisture surge intense
skin fortifying hydrator
gel-crème hydratant fortifiant
VERY DRY TO DRY COMBINATION / TRÈS SÈCHE À MIXTE

sustaining our profitable growth

Fiscal 2012 was another terrific year for The Estée Lauder Companies. Our continued success and record achievements further validate that we have a sustainable, winning formula. We are playing to our strengths by focusing on our biggest brands, leveraging our biggest product launches, evolving our High-Touch services and maximizing our high-growth product categories around the world. We supported new products with a dynamic and engaging mix of advertising, and social and digital strategies, pulling in new and returning consumers to our counters, stores, retailers, and e- and m-commerce sites, and driving sales across our product lines.

This year, the luxury sector remained strong, and consumers worldwide spent more on coveted brands that offer exceptional value—a trend that resulted in increased sales for many of our product lines. At the same time, we took additional steps to sustain our strong momentum. We closely


ESTĒE LAUDER
Idealist
Even Skintone
Illuminator
Sérum correcteur de teint
unifiant illuminateur
ESTĒE LAUDER
Idealist
Cooling
Eye Illuminator
rafraîchissant

LEFT: "Serum cream" ad visual to launch Moisture Surge Intense Skin Fortifying Hydrator in China
RIGHT: Estée Lauder Idealist Even Skintone Illuminator and Cooling Eye Illuminator


esteelauder.com © 2012 Estée Lauder Inc.
ESTĒE LAUDER
Double Wear
Stay-in-Place Makeup
Teint longue tenue
intransférable
Ad for Estée Lauder Double Wear Makeup


Double Wear Makeup
New shades for every skintone.
Non-stop wear. Flawless–even through heat and humidity.
Comfortable. Oil-free. Oil-controlling.
ESTĒE LAUDER

examined opportunities on a market-by-market basis and adapted our strategy to focus on those with the highest growth potential. Accordingly, our Company grew faster than prestige beauty overall, and, despite economic and political uncertainty in many parts of the world, our growth spanned all regions and nearly all brands.

Our continued outstanding performance underscores our confidence in the soundness of our long-term strategy, and we remain sharply focused on our vision. Our more integrated organization allows us to better anticipate consumer desires and deliver innovative products to our consumers, wherever they live, travel or shop. We now stand as an even more formidable global competitor and believe we will continue to generate excellent value for our stockholders.

EVOLVING OUR STRATEGY

Our ability to create tomorrow's breakthrough products, execute with excellence and creativity, and provide superb High-Touch services continues to position us as the global leader in prestige beauty. And, while we believe we have a solid blueprint that serves as the foundation for our successful strategy, we also have the flexibility to quickly adapt to the fast-changing dynamics of the global marketplace, giving us a strong competitive edge.


CLINIQUE
quickliner for eyes
stylo dessin des yeux

RIGHT: Dramatic launch visual for Clinique Quickliner for Eyes Intense


'Best dramatic performance
by an eye pencil.'
quickliner for eyes intense
stylo dessin des yeux intense
CLINIQUE
New Quickliner For Eyes Intense. Allergy Tested. 100% Fragrance Free.



This past year, prestige beauty grew faster than mass in many key markets around the world. In developed economies, this acceleration was driven by the conversion of more consumers from mass to prestige products. In rapidly growing economies, rising incomes and the expansion of the middle class were significant contributors. Meanwhile, as consumers maintained their willingness to spend on beauty, the global purchasing power of women continued to improve. By paying close attention to these changing dynamics, we successfully tapped into the aspirations of our consumers, allowing our Company to exceed many of our objectives in fiscal 2012.

CONSUMER-INSPIRED INNOVATION

We are a creativity-driven, consumer-inspired Company. Our belief that there are growth opportunities within many of our product lines and geographies drives us to better understand, serve and delight our consumers everywhere. We continue to identify emerging consumer groups and deepen our insights to better innovate products for them. In fiscal 2012, we made significant progress in this area, attracting existing and new consumers through powerful consumer-inspired product innovations.

The beauty concerns of our most demanding consumers inspired some of our year's most successful innovations. For example, Estée Lauder


BOBBI BROWN
BOBBI BROWN
BOBBI BROWN
BOBBI BROWN
BOBBI BROWN
BOBBI BROWN
BOBBI BROWN

We continue to identify emerging consumer groups and deepen our insights to better innovate products for them.

LEFT: M·A·C Zoom Waterfast Lash
RIGHT: Bobbi Brown's original lipsticks

extended the success of its Idealist Even Skintone Illuminator with its new Idealist Cooling Eye Illuminator treatment to reduce the appearance of dark circles and puffiness under the eye. Clinique's Moisture Surge Intense Skin Fortifying Hydrator, which provides moisture barrier protection and repair in the form of a cream-gel, became a global hit. In hair care, the Aveda Invati Collection, which tackles the global concern about thinning hair, was an unprecedented success for the brand and contributed significantly to the overall sales growth of this product category. M·A·C leveraged new "Shade Intelligence Technology" for its Matchmaster SPF 15 Foundation, which uses patent-pending translucent pigments to more precisely match individual skin tone and enable a fully personalized finish. And Origins extended the success of its award-winning Dr. Andrew Weil for Origins™ franchise by introducing Mega-Bright, a new serum that addresses uneven skin tone by leveraging innovative brightening technology with high-performance ingredients from nature.

WINNING IN SKIN CARE AND MAKEUP

Our true power has always been, and will remain, the priceless equity of our brands, which are some of the world's best known and most beloved in beauty. Our biggest brands, Estée Lauder, Clinique and M·A·C, are winning in our Company's key pillars of strength—global prestige skin care and global prestige makeup—and their continued growth is an essential component of our future success. Thanks to our cutting-edge product

The beauty concerns of our most demanding consumers inspired some of our year's most successful innovations.

RIGHT: Clinique's "Power Couple" of Even Better Clinical Dark Spot Corrector and Even Better Makeup SPF 15 together to tame dark spots launches, a strong emphasis on high-performance skin care and engaging new television advertising, both the Estée Lauder and Clinique brands experienced another great year of profitable growth. During 2011, our Estée Lauder brand became the largest prestige beauty brand in the world. In fiscal 2012, the brand grew in nearly every region, while Clinique continued to enhance its position as the number one overall beauty brand in the United States.


CLINIQUE
even better
clinical
dark spot
corrector
concentré
anti-taches
correction teint
CLINIQUE
even better
makeup SPF 15
evens and corrects
fond de teint éclat
correction teint SPF 15
unifie et corrige le teint


DARPHIN
PARIS
IDEAL RESOURCE
CRÈME LUMIÈRE LISSANTE RETEXTURISANTE

Our true power has always been, and will remain, the priceless equity of our brands.

In addition to maintaining its position as the number one prestige makeup brand in more than 10 countries, including those in North America, M·A·C became number one in prestige beauty in Brazil. Simultaneously, our Bobbi Brown, La Mer and Jo Malone brands enjoyed double-digit growth in virtually every region. La Mer achieved tremendous gains in China, outpacing the prestige skin care category, while Bobbi Brown made great strides in building on its makeup artist authority to become the ultimate New York-chic lifestyle brand for consumers worldwide. Overall, our achievements in these product categories reinforce our lead in the global marketplace and provide exciting benchmarks for future success.

LEFT: Ideal Resource Smoothing Retexturizing Radiance Cream, made in France by Darphin


ORIGINS
A Perfect World™
SPF 15
Age-defense
tinted moisturizer
with White Tea
BB

As in recent years, we focused on fewer, bigger launches mapped to those opportunities with the greatest potential.

GROWING OUR BRANDS

Our robust innovation pipeline combined with continued marketing support for existing products fueled gains in our regions and for many of our biggest brands. As in recent years, we focused on fewer, bigger launches mapped to those opportunities with the greatest potential. We increased advertising spending across television, digital and print in select countries, focusing on the most powerful medium to best emphasize each brand's strengths. We were particularly pleased with our strong performance in North America, where we accelerated growth in certain key channels, and in Western Europe, where we grew our business despite sluggish economic conditions.

LEFT: Origins A Perfect World™ SPF 15 BB Age-defense tinted moisturizer offers a hint of tint and a world of protection

The Estée Lauder brand was a noteworthy standout in fiscal 2012. The North American launch of Idealist Even Skintone Illuminator and Idealist Cooling Eye Illuminator, supported by a captivating 360-degree marketing campaign, brought many new consumers to the brand's counters. In fact, nearly half of those purchases were made by first-time Estée Lauder consumers, and more than one quarter of those consumers had not previously shopped for beauty products in a department store, the brand's primary distribution channel in North America.

> We increased advertising spending across television, digital and print in select countries, focusing on the most powerful medium to best emphasize each brand's strengths.

Another exciting development of the past year was the progress made by the La Mer brand. In previous years, La Mer uniquely relied on the power of its storytelling to capture consumers. This year, with increased investment in advertising, the brand successfully promoted its core of super-potent moisturizing products to a wider global audience eager to experience the "miracle" of La Mer. In China, in particular, the brand experienced tremendous growth fueled by a strong mix of communications that reinforced its unparalleled reputation as the ultimate in luxury skin care.

RIGHT: Launch ad for La Mer's new Moisturizing Soft Cream


The New Miracle
CRÈME SOYEUSE DE LA MER™
LA MER
the moisturizing soft cream
la crème soyeuse régénération intense
Introducing the Moisturizing Soft Cream, which delivers miraculous benefits. Its luxurious formula penetrates deeply to replenish moisture and strengthen skin. Renewed and energized, skin looks youthfully radiant.
LaMer.com

BOBBI BROWN



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We had excellent results in prestige makeup, as well. Sales in U.S. prestige department and specialty stores were strong, and our ongoing strategic collaboration with North American department stores to reinvigorate the beauty floor continued to pay off. Clinique, the second-largest prestige makeup brand in the United States, aired its first-ever television makeup ad to support Clinique's Even Better Makeup SPF 15 foundation. This campaign built upon the major global television campaign for its companion skin care product, Even Better Clinical Dark Spot Corrector. The ad helped lift foundation sales alongside sales of the brand's entire makeup category, demonstrating the true power of our creative advertising. Clinique's latest television ad for its Chubby Stick Moisturizing Lip Colour balm is also showing strong results in the U.S., particularly among younger consumers.

M·A·C, with its roots in professional makeup artistry and its fashion-forward, pop-culture appeal, continued to generate powerful growth in prestige makeup for our Company. Today, M·A·C is available in more than 1,700 doors worldwide, selling one M·A·C lipstick and one M·A·C eye shadow every two seconds. The brand participates in 850 fashion shows each year and, in fiscal 2012, it leveraged a powerful, integrated marketing campaign to drive consumers to its digital fashion week content. Our other great makeup artist brand, Bobbi Brown, continued to perform well in Asia, where Bobbi's style resonates strongly with the aspirations of our

LEFT: The Bobbi Brown Cosmetics *Everything Bobbi* blog — an online magazine-meets-blog — gives Bobbi Brown fans a real, unscripted look at Bobbi's world and the things she loves consumers. And thanks to increased digital pull efforts, the brand gained share in makeup in the United States. Through its "Everything Bobbi" blog, Bobbi Brown is interacting directly with consumers in a more meaningful way. Not only is the blog a hit with consumers—the average post receives tens of thousands of views—but it provides us with a powerful listening tool. As we learn more about our consumers' desires in real time, we are able to translate those insights directly into dynamic new content across multiple platforms.

In the more traditional advertising realm, Tom Ford Beauty and Smashbox successfully used print ads this year to great success, generating further sales growth for some of our most exciting new product lines. For Smashbox, the powerful visuals communicate the essence of the brand's Los Angeles photo studio heritage and DNA, while speaking to individuals who aspire to a "moment in the spotlight." Likewise, the new Tom Ford Beauty advertisements exude desire, sending a bold and provocative message about the collection's "wardrobe" of luxurious, sensuous makeup and high-performance skin treatments.

RIGHT: For Tom Ford Beauty Cosmetics Collection, there is no more dramatic accessory than a perfect lip


TF


Jewelry by Fred Leighton esteelauder.com © 2012 Estée Lauder Inc.

Ad for Estée Lauder Beautiful fragrance


This is your moment to be beautiful.
BEAUTIFUL
ESTĒE LAUDER
BEAUTIFUL
ESTĒE LAUDER


Bumble and bumble.
brings you
Bb.
ColorMINDED
new ways to
keep all tones true

In fiscal 2012, our biggest brands worked closely with key retailers to improve navigation and merchandising.

STRENGTHENING OUR DISTRIBUTION

Selective distribution varies significantly by country, and we are leveraging those differences to accelerate our growth. That is especially true in the fastest-growing channels globally — e- and m-commerce and specialty multi-brand retail. In North America, we successfully strengthened our distribution through Sephora and other specialty multi-brand retailers while we continued to grow in our core department store channel. Our biggest brands worked closely with key retailers to improve navigation and merchandising while enhancing the shopping experience for consumers. Bumble and bumble, Origins, Smashbox and Bobbi Brown were especially successful in specialty multi-brand retailers by creating attention-grabbing and authoritative displays that helped establish these brands as product-category anchors in the channel.


Surf
Spray

LEFT: Ad for Bumble and bumble Bb.ColorMinded product line which celebrates the art and craft of hair colorists. RIGHT: Bumble and bumble's one-of-a-kind Surf Spray for creating sexy, wind-swept hair


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We continued to enhance our relationship with Europe's largest cosmetics and fragrance retailer, Parfumerie Douglas. In Germany, GoodSkin Labs, which offers a range of targeted skin care products, currently represents four of the top 10 selling products in this important retailer. With Douglas, we have improved our position as a leader in skin care across the continent, adding momentum to our overall European business.

Driven in part by multi-brand e-commerce sites, online is becoming the fastest-growing channel globally for beauty. In China, where online sales account for an estimated 50 percent of beauty purchases, we stepped up our efforts to reach new consumers in areas where traditional distribution is limited. Last year, our online business globally grew by 24 percent, and today we have over 340 marketing and e-commerce sites across more than 50 countries. We will continue to accelerate development of our capabilities to keep winning in this important channel.

Company-operated stores represent a compelling growth opportunity for us. During fiscal 2012, we continued to develop and implement our retail store strategy on a global basis in the most promising countries for our brands and our business. These stores will continue to be a key opportunity for growth in the luxury space, especially in those markets without established and robust prestige distribution. Because we can design and own the entire in-store experience, these stores enable us to express our brands' equity in the most meaningful ways, establishing a stronger and more direct connection with consumers.

LEFT: GoodSkin Labs Equinol™ takes a multi-pronged, targeted, spot treatment approach to uneven skin tone, as seen here in a German language ad

Company-operated stores represent a compelling growth opportunity for us.

Currently, we have approximately 800 Company-operated stores globally. We opened more than 50 M·A·C, Bobbi Brown and Jo Malone stores in fiscal 2012, primarily across Europe and the Middle East. Bobbi Brown's wildly popular Paris shop in the Marais, where "Le Smokey Eye" is one of the most requested looks, is a prime example of the opportunities we see in the channel. The new Jo Malone boutique in Covent Garden, London, has been a smashing success, leveraging the brand's exciting new global look and helping make King Street a top destination in London for contemporary luxury. When it opens later in fiscal 2013 in the heart of Europe's fashion capital—on the Avenue des Champs-Élysées in Paris—we believe that the newest M·A·C flagship store will be a favorite among the brand's makeup "passionistas."



LEFT: Jo Malone™ London Blooms collection inspired by the British garden RIGHT: The gift of Jo Malone London quite simply, says it all



In addition to Company-operated stores, we are working hard to maximize other distribution opportunities within each market. Driven partly by expanding distribution, La Mer has become the fastest-growing prestige skin care brand in Europe. In Japan, Clinique, Estée Lauder and Bobbi Brown all launched successfully this year in Isetan's Mirror, a specialty multi-brand beauty concept store. Since our founding, selective distribution has been a hallmark of our strategy. We are confident in our ability to sustain our growth and generate incremental sales by maintaining that focus on selective distribution as we expand in key markets around the world.

EXPANDING IN EMERGING MARKETS

Rapidly expanding economies continue to represent an enormous growth opportunity for us. Emerging markets, where the burgeoning middle class is increasingly seeking luxury products, are expected to account for 17 percent of the world beauty market by 2022. As the global leader in prestige beauty, we are well positioned to meet the needs and define the aspirations of these newly affluent consumers.

We continue to see great potential in China, which is one of the fastest-growing beauty markets in the world. Despite some economic slowing, we expect China to continue to experience double-digit growth in prestige beauty. Many Chinese consumers covet Western luxury brands, and a youthful, beauty-driven consumer demographic is fueling demand for skin care products. Headlining strong performance in Chinese markets, Estée Lauder, La Mer and Origins experienced outstanding gains, driven by their skin care innovations and renowned High-Touch services. Nearly a third of La Mer's business is coming from Chinese consumers around the world, a sign that we are successfully tapping

RIGHT: Dr. Andrew Weil for Origins™ Mega-Bright Skin tone correcting serum


Dr. Andrew
WEIL for Origins™
Mega-Bright
Skin tone
correcting serum


MICHAEL KORS

Rapidly expanding economies continue to represent an enormous growth opportunity for us.

into these consumers' desires for high-performance, luxury skin care. Our makeup offerings are successfully resonating with these consumers as well – Bobbi Brown experienced strong double-digit growth and M·A·C grew faster than the prestige makeup category. To build on our momentum in China, we opened almost 70 new doors and entered 20 new cities, bringing our footprint to 58 Chinese cities. And our e-commerce operations now reach consumers in approximately 350 cities throughout the country.

Despite some volatility and uncertainty in Latin America, our Company made good progress in several countries. Brazil was one of our fastest-growing markets during the fiscal year, driven largely by M·A·C, which is expanding its presence, advertising mix and promotional activities in the country. We also revised our distribution model and opened seven new M·A·C stores to help the brand reaffirm its number one position in prestige makeup. Our Donna Karan and Tommy Hilfiger fragrance brands also made good progress in Brazil, and we

LEFT: Michael Kors Gold Rose Edition fragrance
RIGHT: DKNY Sweet Delicious limited edition fragrances unleash a sweeter side of the DKNY Delicious franchise


sweet
DELICIOUS
three new limited edition fragrances for women
DKNY
DONNA KARAN NEW YORK


BOBBI BROWN
بـوبـي بـراون


BOBBI BROWN
BOBBI BROWN
Ultra Fine Eye Liner

recently launched Ermenegildo Zegna luxury fragrances. We are pleased to report that our total Company sales in Brazil grew at three times the rate of the country's overall beauty market. Elsewhere in Latin America, The Estée Lauder Companies added Mexico—alongside Venezuela and Peru—to the roster of countries where we are the number one prestige beauty company.

We made excellent headway as well in other important emerging markets. Clinique became the number one prestige skin care treatment brand in Russia, a country where our fragrance brands have historically done well. In the Middle East—the second-largest emerging market for prestige beauty—Jo Malone and Bobbi Brown opened exciting new stores. We continue to believe that the Middle Eastern consumers' affinity for luxury products and experiences promises significant growth potential in the future.

LEFT: The newest Bobbi Brown store in Dubai, United Arab Emirates RIGHT: Bobbi Brown Cosmetics award-winning Long-Wear Gel Eyeliner in various shades


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EXPANDING TRAVEL RETAIL

Travel retail remains one of the largest global growth opportunities for prestige beauty. With the rapid development of enhanced airport environments, this channel has evolved into a critical way to build the equity of our brands while reaching consumers throughout their journeys. Our sales in travel retail have doubled in three years, bringing our Company to the number two position in beauty in the channel. Our biggest successes lie in the skin care category and with Chinese consumers who, fueled by rising incomes, are increasingly taking to the skies. They join Brazilians, Russians and Middle Easterners as part of an ever-growing traveling consumer base. As we better understand the patterns of each of these populations, we are better able to serve their needs and desires with tailored product innovations and service enhancements.

In travel retail, we have transformed what was once a simple transaction-based business into one that considers the entire journey of our consumer. This year, we more closely synchronized our product launches and communications on a global scale. Before the consumer even begins her trip, our

Travel retail has become a vital accelerator for many of our brands and products.

online messaging opens her eyes to purchasing opportunities that will greet her along the way. Once in the airport, our outstanding High-Touch services and special events—such as pop-up stores, makeup demonstrations and multilingual digital displays—facilitate conversation and enhance the experience. At New York's John F. Kennedy International Airport, our advertising efforts shift in language as the day progresses—from English to Chinese to French—catering to consumers we know are likely passing through the international terminal.

As a result, travel retail has become a vital accelerator for many of our brands and products, helping to build strong brand awareness. For example, Estée Lauder, Clinique, and Bobbi Brown BB creams, all of which originally launched in travel retail, have spurred sales growth for these brands as we continue their rollouts around the world. Already, we touch millions of passengers around the world each year, and by 2022, we believe the travel retail channel will approach the size of the Western European market, the largest for prestige beauty—an opportunity we intend to maximize.


BOBBI BROWN

BECOMING MORE LOCALLY RELEVANT

The beauty market varies profoundly around the world. As we expand into new countries and territories, we maintain our focus on delighting consumers at a local level. From Shanghai to Cape Town to Chicago, each consumer has different needs and aspirations. We continue to look for ways

LEFT: The Estée Lauder counter in London Heathrow T3 brings exceptional High-Touch service to the traveling consumer with its Beautiful Skin Studio, a foundation matching service
RIGHT: Bobbi Brown Pot Rouge

As we expand into new countries and territories, we maintain our focus on delighting consumers at a local level.

to adapt our diverse brand portfolio, product offerings and execution strategies to the specific tastes of each market.

For example, we developed Estée Lauder's Revitalizing Supreme Global Anti-Aging Creme with the European consumer in mind. Our enhanced insights revealed many European women are highly sophisticated and particularly interested in moisturizing cremes. They like multiple benefits in one product and appreciate high-performance solutions. Therefore, the brand focused on a single product with multiple benefits—Revitalizing Supreme. This global anti-aging creme boasts 10 worldwide patents and has IntuiGen Technology™, inspired by the discovery of a "master switch" that turns on multiple anti-aging pathways within the skin. We conducted an unprecedented amount of texture and scent testing with over 1,000 women in Europe to ensure the right "sensorial" elements—another important factor to our consumers there. Already, Revitalizing Supreme Global Anti-Aging Creme has been enormously successful, bringing many new consumers to the Estée Lauder brand and making it the number one skin care product in several European countries.

In the Middle East, where affluent consumers have strong preferences for local fragrances, several of our brands have launched or plan to launch new prestige fragrances with notes and packaging inspired by the culture and history of the region. Estée Lauder's Wood Mystique, an intense, luxurious fragrance, has exceeded our expectations. We have high hopes for Tom Ford Sahara Noir, Aramis Perfume Calligraphy and Coach Signature Rose D'Or, which are all slated to launch in fiscal 2013. In Mexico, M·A·C introduced its Zoom Waterfast Lash, a dramatic waterproof mascara that responds to the active, yet glamorous, lifestyle needs of our Latin American consumers. And in South Africa,

RIGHT: Ad for Aramis Perfume Calligraphy, a new fragrance featuring notes of rose and oud


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Clinique's Shades for Africa foundation program showcased the brand's extensive shade range, highlighting local consumers' varied skin tones and beauty needs. A similar program was successfully executed in the Middle East, called Shades for Arabia. By understanding the key drivers of our consumers' desires and aspirations—whether it is an affinity for afternoons at the beach or for local scents—we are able to create products they could not have imagined today and cannot imagine living without tomorrow.

In addition to developing an increasing number of locally relevant products, we tailor our communications to local languages and tastes to ensure our signature High-Touch services are respectful of each market's specific cultural norms. M·A·C's makeup stations in the Middle East enable consumers to try our products in the privacy of special rooms, and Bobbi Brown counters in China utilize a "Skin Care Apothecary" concept attuned to the navigation and browsing preferences of local consumers.

Across the world, we are thrilled with the growing cultural and ethnic diversity of our consumers and continue to develop our brands with their specific needs in mind. Region by region, market by market, we are working to reach new consumers. Of course, as we continue to adjust our global product offerings to be even more locally relevant, we remain committed to preserving the integrity of our brands' equity while continuing to deliver cost efficiencies.

EVOLVING HIGH-TOUCH

Our commitment to delivering outstanding, personalized High-Touch service is unwavering. High-Touch defines our philosophy toward our consumer and is fundamental to our business model. For more than 60 years, our unparalleled High-Touch services have distinguished us from our competitors. Connecting with the consumer in an intensely personal way that exceeds her expectations is essential to our future as we continue to draw consumers to prestige beauty and our brands.

LEFT: The new Clinique Experience Bar offers interactive, self-service sampling at Bloomingdales 59th Street, New York City


TOM FORD SAHARA NOIR

In fiscal 2012, we renewed our commitment to strengthening our connection with consumers by increasing our service delivery efforts. It has been exhilarating to imagine new ways to evolve this experience, integrating novel ideas and technology into our stores and online points of sale. Across the globe, we improved counter design, merchandising and navigation, incorporating digital technology and better refining retail experiences to match our consumers' shopping preferences.

Clinique has employed this concept with tremendous success. Launched officially last year in stores, the new Clinique Apple iPad® Skin Care Diagnostic app allows consumers to identify their specific skin care concerns and recommends optimal product combinations designed for each individual. The app offers more than 180,000 product combinations and encourages return visits with personalized printouts and follow-up emails. This year, it was introduced in Germany and Holland, bringing individualized skin care advice to more consumers.

In Europe, Darphin enhanced its selling navigation system in the pharmacy channel, enabling new and existing Darphin consumers to more easily identify and try products that target specific skin concerns. And in the United Kingdom, the combination of smarter sampling, better High-Touch experiences and effective consumer relationship management programs is resulting in accelerated growth for La Mer.

For more than 60 years, our unparalleled High-Touch services have distinguished us from our competitors.



LEFT: Ad for the new Tom Ford Sahara Noir fragrance
RIGHT: Jenna Menard, Clinique's Global Colour Artist, in action backstage at New York City's Fashion Week

Last year, our online business globally grew by 24 percent, and today we have over 340 marketing and e-commerce sites across more than 50 countries.

M·A·C's Magic Mirror interactive makeup station is one of the brand's most innovative High-Touch service initiatives. Developed for the traveling consumer, it acts as a support tool for the makeup artist to offer a more personalized experience. The "mirror" provides product descriptions in several languages and, when used in conjunction with a makeup session, sends consumers on their journey with an emailed digital photograph of their new look and a customized list of products.

WINNING IN DIGITAL

We took our High-Touch approach to new digital heights in fiscal 2012. In fact, a recent benchmarking report named The Estée Lauder Companies the most competitive beauty company in the digital space. We increasingly see our online e- and m-commerce sites as digital "flagship" stores that offer unique opportunities for engaging and customizing consumer experiences. Pulling consumers to these sites and to our retailers is an integral part of our strategy.

RIGHT: M·A·C Cosmetics Tumblr page featuring content from Paris Haute Couture Fashion Week



Giambattista Valli, Paris Haute Couture Fashion Week

Alexis Mabille, Paris Haute Couture Fashion Week






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In fiscal 2012, we tapped deeper into technology to better communicate and connect with our consumers across many of our brands.


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In fiscal 2012, we tapped deeper into technology to better communicate and connect with our consumers across many of our brands. We accelerated our social media activity, engaging more consumers through blogs, Tweets and Facebook postings. Estée Lauder, a flagship of the beauty landscape for more than 60 years, partnered with Guest Blogger Emily Schuman of Cupcakes and Cashmere to bring a fresh voice to the brand, particularly among younger women. As a result, hundreds of thousands of consumers were introduced to Estée Lauder products for the first time.

LEFT: The Estée Lauder Guest Blogger site features curated content by Emily Schuman of Cupcakes and Cashmere RIGHT: Smashbox's Finish at Flawless Dark Spot Correcting app


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AVEDA
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avez plus longtemps

To fuel our success in fragrance, we continue to optimize a strategy that complements our culture and maximizes our brand portfolio.

The High-Touch On-line Skin Care Guide developed for Origins.com is another excellent example of how we have translated our signature experiences for the online world. The interactive tool offers consumers personalized recommendations and feedback based on individual skin care concerns. We introduced similar digital tools on JoMalone.com, which now features interactive fragrance-combining consultations. At Smashbox, the "Lights, Camera, BB!" Facebook app educated consumers on the benefits of one of the brand's newest innovations while allowing them to put themselves into their very own BB Cream commercial.

These digital High-Touch elements are just a few examples of the great power of innovation—not with new serums or ingredients, but at the level of consumer engagement. As our marketing techniques evolve and adapt to a rapidly shifting and increasingly social-digital marketplace, we are able to engage consumers in more dynamic and personalized ways than ever before, and in more locations than ever before. Through these means, we can reduce promotional spending while improving the shopping experience—creating more magic both at the counter and online.

BUILDING FRAGRANCE AND HAIR CARE

The fragrance category is a significant pillar of global prestige beauty, particularly in Europe, and we have succeeded in improving the profitability of this product category for our Company in recent years. We believe prestige fragrance is poised to become an engine of growth for us. To fuel our success in fragrance, we continue to optimize a strategy that complements our culture and maximizes our brand portfolio, focusing on luxury and classics as we introduce fewer, better-supported products at a carefully measured pace.

To increase the potential for success of our new products, we approach each region market by market to identify the best opportunities,

LEFT: Aveda's new Invati solutions for thinning hair


COACH
EST 1941

supporting launches with dynamic and continuous communications that stay close to each fragrance brand's core DNA. In Latin America, increasingly locally relevant and more impactful communications have helped fuel growth for both our Tommy Hilfiger and Donna Karan franchises, while in North America, dynamic social networking gives consumers the chance to rediscover our Donna Karan and DKNY fragrances again and again. As a result, our Aramis and Designer Fragrances (ADF) division continues to increase its profitability and is further expanding its presence by filling in gaps in under-represented areas, such as fragrances for men and high-end luxury. In fiscal 2012, we announced exciting licensing agreements for fragrances with American luxury sportswear brand Tory Burch and Milan-based fashion company Marni. These strategic additions strengthen our ADF brand portfolio and build on our global fragrance business in the high-end segment.

In hair care, we have been pleased with the results of Bumble and bumble, whose expansion last year in U.S. specialty multi-branded retail environments was tremendously successful. By bringing an esteemed, professional hair styling brand to the channel, we secured a place for prestige hair care alongside makeup, skin care and fragrance in this unique environment. This strategy is one we are excited to expand across a range of products and countries, including the United Kingdom and other parts of Europe. We are committed to working hand-in-hand with retailers to build the prestige hair care pillar, providing credibility through established salon networks, professional authority and deep experience.

As with those in our other product categories, our successes in hair care this year were partly the result of breakthrough innovations. Aveda called upon its strong heritage to introduce its newest hair care system, Invati—Sanskrit for invigorate—which is

LEFT: Poppy Blossom, a new limited edition fragrance from Coach. RIGHT: Visual for Bumble and bumble's new award-winning Bb.Straight product line


Bumble and bumble.
Bb.
Straight
BLOW DRY
Make short work of daily smoothing and frizz-fighting rituals with this heat-activated styling balm (and a brush).

We are building the capabilities and modernizing the systems that should allow us to leverage our greatest growth opportunities for the long term.

97 percent naturally derived and helps reduce hair loss due to breakage by 33 percent after 12 weeks. Supported by the brand's first-ever television campaign, Aveda's Invati collection had a terrific reception and contributed to a lift in our overall hair care sales.

Bumble and bumble's new award-winning Bb.Straight product line combined consumer insight and exclusive technology to bring custom straightening without formaldehyde, cysteine or lye to the market. The launch was one of the most successful in the brand's history. Combining creativity and innovation with further expansion in both the professional and retail arenas, we are confident that Bumble and bumble will maintain, and grow, its status as a global styling authority.

Ojon has also helped redefine hair care through a strong emphasis on innovation in repair. With its Rare Blend Oil, the brand brings the quality and high-performance of age-defying serums and premium skin care products to the hair care arena. Two years ago, we focused the Ojon brand on treatment-oriented hair care. This year, we worked to build brand awareness and expand the consumer base, leveraging print and digital advertising with a breakthrough marketing technique for hair care—the digital "send-a-sample" app—to allow consumers access to try the brand's products for free.

RIGHT: Aveda Salon and Spa signature therapies are the ultimate in High-Touch service




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STRENGTHENING OUR CAPABILITIES AND BECOMING MORE AGILE

As we move forward with our winning strategy, we are building the capabilities and modernizing the systems that should allow us to leverage our greatest growth opportunities for the long term. While preserving the unique culture of our Company and strengthening the powerful equity of our brands, we continued to align our organization to our strategy. Our revitalized organizational design is working well, and we are more integrated and agile than ever before. The work that has gone into our organizational alignment since we began our strategic journey is the result of strong leadership and spirited collaboration, and we are pleased with the improvements we have made in service delivery and in driving coordinated efforts across the organization. We believe we can always be better and we are committed to seeking ways to improve our Company on an ongoing basis.


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Successful operation on a global scale requires communication and transparency at all levels, and we continue to make important organizational enhancements to improve the way our business runs. Through our Strategic Modernization Initiative (SMI), we are leveraging people, processes and technology to increase visibility and standardization

LEFT: Ojon Rare Blend Oil Total Hair Therapy brings the quality and high-performance of a serum to hair care RIGHT: Smashbox Be Legendary lipsticks

We continue to make important organizational enhancements to improve the way our business runs.

across the organization, which should yield reduced costs and new efficiencies. The past two years have seen a global expansion of SMI and, as a result, an increase in our agility as we continue to roll out the Initiative. For instance, following SMI deployment in Korea, customer ordering accuracy improved four-fold, and at Smashbox we significantly decreased the average time from retail order to delivery. Because of SMI, we are becoming better equipped to manage worldwide inventories so that global brands are sure to have adequate supplies of products in markets where and when demand is strong. Driving non-value added costs and activities out of the system frees up resources for key margin-building and marketing programs, such as breakthrough advertising that pulls consumers to our retail counters, as well as improved merchandising and service when they arrive. We are confident that SMI will help us achieve many of our strategic goals while generating the next wave of cost savings.

RIGHT: Ad for Estée Lauder Pure Color Nail Lacquer


Pure Color
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New Colors by Tom Pecheux
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A Scent for a New Day
Z Zegna
Ermenegildo Zegna

Enabled in part by SMI, we continue to make strategic enhancements to our global supply chain with a focus on improved customer service, safety and quality to better support our profitable growth strategy for the long term. With the removal of structural roadblocks, regional and global centers are becoming better able to quickly respond to shifting markets and demand, optimizing distribution into one efficient network. We continue to consolidate our supplier base to focus on relationship building with fewer, more strategic suppliers, which is resulting in better collaboration and a shared sense of success. We closed seven distribution centers in fiscal 2012, consolidating certain operations with no business interruption, and we continue to seek opportunities for making even greater improvements.

We also have made significant strides in building our digital and consumer insights capabilities across the organization. With each passing year, we find our consumers are increasingly mobile, diverse and accessible. They frequent not only traditional High-Touch department store counters, but also our growing number of stand-alone retail formats. And, from their home or mobile device, they can access

With increased insights and improved consumer relationship management capabilities today, we will be able to better tailor our products and services to our global consumers tomorrow.

LEFT: Ad for Z Zegna, a new youthful and modern fragrance from Italian luxury designer Ermenegildo Zegna the vast online marketplace, which continues to redefine what it means to browse and shop. With increased insights and improved consumer relationship management capabilities today, we will be able to better tailor our products and services to our global consumers tomorrow.

FOSTERING LEADERSHIP AND CREATIVITY

At the heart of our Company's success is the commitment of our talented employees. They are key to executing our strategy and providing us with a sustainable competitive advantage. Our unique culture nurtures talent and diversity, develops leaders and fosters innovation. This begins with attracting and retaining the most inspired, talented and passionate people in our industry, cultivating a climate of creativity and innovation and, importantly, developing leadership at every level of our global organization—or, as we say, "from every chair."

At the heart of our Company's success is the commitment of our talented employees.

Our global talent development philosophy is built on the understanding that great ideas can come from anywhere. We have made it a priority to promote leadership at all levels of the organization and we support our employees in developing the

RIGHT: The latest M·A·C Cosmetics VIVA GLAM campaign features artists Nicki Minaj and Ricky Martin — to date, the M·A·C AIDS Fund has raised more than $250 million from VIVA GLAM sales to fight HIV/AIDS globally


43


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skills and expertise to build a successful and fulfilling career. We believe each employee brings unique talent and diverse experiences that propel creativity and innovation, a hallmark of our success. Inclusion is a natural extension of how we work together and we encourage all our employees to create, to innovate, to be entrepreneurs and to contribute their viewpoints, both within and beyond the framework of their roles and responsibilities.

We are working to bring an even greater diversity of perspectives to our workforce, evolving our global human resources function to attract talent from all corners of the globe. By leveraging the skills, experiences and unique perspectives of a diverse and inclusive employee base, we are better able to recognize opportunities across the global marketplace and meet the differing needs of our consumers. By fostering an organization that develops and leverages the individual strengths of our people, we have an even greater ability to adapt and win in a changing beauty landscape.

Our global talent development philosophy is built on the understanding that great ideas can come from anywhere.

LEFT: Ad for Smashbox Photo Op Eye Shadow Trio
RIGHT: HILFIGER MAN fragrance



outlook

The Estée Lauder Companies is the global leader in prestige beauty, and our focus on being a well-diversified, brand-building powerhouse of unrivaled creativity and innovation is unwavering. As our continued success during a year of global economic challenges and volatility demonstrates, we have developed a winning business model and believe we are well positioned for future success. As we accelerate the expansion of our model to all product categories and regions, we will continue to maintain our steadfast commitment to prestige beauty, a resilient market segment that offers attractive long-term growth potential. To sustain our results, we will continue to draw on the strengths that distinguish us from the competition and keep us in the lead—brand by brand, region by region, and market by market. At the same time, we continue to monitor risks that may impact our business, such as challenging macroeconomic conditions, changes in where and how consumers shop for our products, the activities of competitors and our ability to execute and achieve our corporate strategy.

LEFT: Visual for M·A·C Styledriven
Fall 2011 Collection

We are committed to growing our profitability by advancing our leadership in prestige skin care, the biggest and fastest-growing global beauty category with excellent global growth potential. To do so, we are honing in on the most promising opportunities, using insights to unlock innovation and attract new consumers to our brands. New channel dynamics are enabling us to accelerate our capabilities in key countries across the globe. The outstanding quality of our products and unsurpassed High-Touch services will continue to play a key role for us in these channels as we become more competitive.

As we deepen our understanding of consumer behaviors around the world, we are focusing our creativity on reaching consumers in new and different ways. The consumer in China, for example, is young and discerning. We can engage her with a holistic experience, conforming the traditional store format and shopping environment to her tastes, whether at home or while traveling. In Europe, on the other hand, where the level of sophistication in the pharmacy channel is unique, we are working hard to revitalize the experience in these environments. We continue to develop a suite of online services—multilingual websites, virtual makeup consultations, dynamic social content, digital diagnostic tools, intelligent and inventive apps—to satisfy a growing digital channel. In all our efforts, we will maintain a steady eye on our consumers' shifting preferences and passions, opening new avenues of communication from the sales floor to the digital marketplace by becoming increasingly locally relevant.

We continue to believe in the potential of emerging market consumers and are evolving our strategy to target new cities for growth. Strengthening the connection with these consumers beyond their local markets—whether in China, Brazil, Russia or the Middle East—will remain an important component of our strategy. We see travel retail increasingly becoming a destination for purchasing beauty. Thus, we will further strengthen the connections between local markets and our travel retail channel by identifying the unique "traveling profiles" of different populations and improving the way we engage these consumers throughout their journeys. We are also creating greater launch synergies between multiple markets and travel retail, leveraging online platforms and advertising to speak to consumers before, during and after their journeys.

As we continue to broaden our expertise and evolve our organization, we are excited by the potential we see for retail expansion. Our Company-operated stores express our brands' equity in the most meaningful way, enabling us to establish a direct and lasting connection with our consumers. Sales have continued to grow through these stores and specialty multi-brand retailers, and we believe that thoughtfully and strategically pushing the bounds of retail will allow us to further this growth in the future.

Our path to sustainable, profitable growth relies on building on the pioneering aspects of yesterday's accomplishments, the realities of today and the inspirational hopes of tomorrow.

By preserving our family culture and rich brand heritage even as we embrace rapid change, we are building a growth model that we believe will stand the test of time. We have an unparalleled portfolio of brands that has met the aspirational demands of consumers for more than 60 years, and we believe we are poised to delight consumers around the world for the many years to come. As we look forward, we are thrilled at the prospects of our growing cadre of global leaders. Inspired, creative and driven, our employees bring a wealth of knowledge from diverse backgrounds and cultures, and we are dedicated to retaining and expanding their talents. Our path to sustainable, profitable growth relies on building on the pioneering aspects of yesterday's accomplishments, the realities of today and the inspirational hopes of tomorrow.

RIGHT: Visual for M·A·C Mineralize Skincare Collection



portfolio
of
brands

ESTĒE LAUDER

Estée Lauder was launched in 1946 and is the flagship brand of The Estée Lauder Companies Inc. Estée Lauder products are sold in more than 155 countries and territories. They are technologically advanced, high-performance products with a reputation for innovation, sophistication and superior quality. Estée Lauder has produced some of the most iconic skin care, makeup and fragrance products, including Advanced Night Repair Synchronized Recovery Complex, Idealist Even Skintone Illuminator, Double Wear and Pure Color, and has two out of the top 10 fragrances in the United States, Beautiful and *pleasures*.


ESTĒE LAUDER


aramis
EAU DE TOILETTE
NATURAL SPRAY
VAPORISATEUR

ARAMIS

Introduced in 1964, Aramis was the first prestige men's fragrance to be sold in department stores. It is sold in more than 130 countries and territories worldwide. Aramis pioneered prestige men's grooming with its "master plan" that introduced 20 unique products. Today, it remains successful through its strong brand identity and continues as a symbol of classic masculinity and sophistication.

CLINIQUE

Clinique was founded in 1968 as the first dermatologist-created, prestige cosmetic brand. Sold in more than 150 countries and territories, Clinique's mission today remains what it was from the beginning: to provide the highest quality and most effective products to enhance every skin type and concern. The brand's customized approach and quality products—all meticulously tested and carefully formulated with the latest science—have made Clinique one of the leading skin care authorities in the world. Every treatment and every formula is Allergy Tested and 100% Fragrance Free.


CLINIQUE



PRESCRIPTIVES

Prescriptives was introduced in 1979 featuring custom color for women. In the third quarter of fiscal 2010, we closed the global wholesale distribution of the brand. Select Prescriptives makeup and skin care products remain available for sale at prescriptives.com.

LAB SERIES SKINCARE FOR MEN

Lab Series Skincare for Men was introduced by Aramis in 1987. It is sold in more than 35 countries and territories worldwide. The brand's team of scientists, researchers and skin care specialists use modern technology, advanced ingredients and the latest research on men's physiological and lifestyle needs to develop products with proven results that specifically target the skin care concerns of modern men.


LAB
SERIES
MAX LS
AGE-LESS
FACE CREAM
Creme Visage
Anti-Age


WEIL for Origins
Mega-Bright
Skin tone
correcting serum
Sérum correcteur
de teint
1 fl. oz./oz. liq./30 ml

ORIGINS

Origins was introduced in 1990 as the first department store wellness brand. Sold in more than 20 countries and territories, Origins products strive to be earth- and animal-friendly and are manufactured using a combination of renewable resources, wind energy and earth-friendly practices. The mission at Origins is to create high-performance natural skin care products that are "Powered by Nature. Proven by Science." Origins products use potent plants, organic ingredients and 100 percent natural essential oils.

TOMMY HILFIGER

Tommy Hilfiger joined The Estée Lauder Companies Inc. family of brands when the exclusive global license agreement was signed in 1993. Sold in more than 120 countries and territories, Tommy Hilfiger produces fragrances and body products that reflect the classic American cool of designer Tommy Hilfiger.


tommy
girl



M·A·C COSMETICS

M·A·C (Make-up Art Cosmetics), a leading brand of professional cosmetics, was created in Toronto, Canada, in 1984 and before joining The Estée Lauder Companies Inc. family of brands. The brand's popularity has grown through a tradition of word-of-mouth endorsement from makeup artists, models, photographers and journalists around the world. M·A·C is sold in over 75 countries worldwide. M·A·C is for all ages, all races, all sexes.

KITON

Kiton, a prestigious Italian tailoring company that combines the traditions of fine Italian tailoring with a reverence for luxury and elegance, joined The Estée Lauder Companies Inc. portfolio when the exclusive global fragrance license agreement was signed in 1995. Sold in more than 20 countries and territories, Kiton's signature scent embodies the very essence of fashion, elegance and sophisticated masculinity.


MEN
Kiton


LA MER

LA MER

La Mer joined our family of brands in 1995 and is sold in more than 60 countries and territories. La Mer represents supreme luxury and serious skin care treatment. The brand's legendary product, Crème de la Mer, continues to be one of the most innovative and coveted moisturizers. Since its original conception by Dr. Max Huber, an aerospace physicist, the iconic best-selling Crème de la Mer has expanded into a complete range of skin care that continues to capture a devoted following.

BOBBI BROWN

The Estée Lauder Companies Inc. acquired Bobbi Brown in 1995. The brand is sold worldwide in select retailers and freestanding stores in 60 countries and territories. An exclusive beauty line developed by celebrated makeup artist Bobbi Brown, the brand focuses on service and teaching women how to look and feel like themselves, only prettier and more confident. This professional line includes color cosmetics, skin care, professional makeup brushes and tools, accessories and fragrance.


BOBBI
BROWN
Long-Wear Even Finish
Foundation SPF 15



DONNA KARAN

Donna Karan New York and DKNY joined The Estée Lauder Companies Inc. when the exclusive global license agreement was signed in 1997. Sold in more than 120 countries and territories, the collection consists of luxury fragrance, bath and body collections that reflect the quality, style and innovation identified with designer Donna Karan.

AVEDA

Aveda joined The Estée Lauder Companies Inc. family of brands in 1997 and it is currently sold in 35 countries and territories around the world. Aveda produces innovative plant-based professional and consumer hair care, skin care, body care, spa, aroma, makeup and lifestyle products as well as professional hair color. The line of high-performing botanical products fulfills the brand's mission of environmental and community leadership and responsibility.


AVEDA
invati.


Jo Malone

JO MALONE

The Estée Lauder Companies Inc. acquired Jo Malone in 1999 and it is available today in over 25 countries and territories. The British lifestyle brand is known for its unique fragrance portfolio and luxury products for the bath, body and home. Rewriting the rules of perfumery by mixing unexpected combinations of ingredients and providing elegant yet playful concepts where scent is used with abandon, the world of Jo Malone continues to inspire a loyal following.

BUMBLE AND BUMBLE

The Estée Lauder Companies Inc. acquired its initial interest in Bumble and bumble in 2000 and the brand was fully integrated in 2006. It is sold in over 20 countries and territories. The New York-based hair care and education company creates high-quality hair care and styling products distributed through top-tier salons and select prestige retailers. Products are salon and stylist tested and found backstage at fashion shows, photo shoots, and TV and film sets.


Bb.
Straight


MICHAEL KORS

MICHAEL KORS

Michael Kors joined The Estée Lauder Companies Inc. when the exclusive global license agreement was signed in 2003. With products that are sold in more than 20 countries and territories, the brand's fragrances embody the jet set lifestyle positioning of Michael Kors. The designer's signature scent, Michael Kors, is a modern interpretation of the classic Tuberose.

DARPHIN

Acquired by The Estée Lauder Companies Inc. in 2003, Darphin is a Parisian high-end skin care brand, now sold in 60 countries. Following Pierre Darphin's professional expertise, creator of the first serums in 1958 in his Parisian Institute, the brand has stayed true to his legacy and created innovative products through a unique pharmacy approach, professional expertise and by offering visible results and a unique sensory experience.


DARPHIN
PARIS
IDEAL RESOURCE
CRÈME LUMIÈRE LISSANTE RETEXTURISANTE


AMERICAN
YOUTH-FULL
SHEER COLOR
BEAUTY

AMERICAN BEAUTY

American Beauty is a luxurious cosmetics, skin care and fragrance brand that celebrates the approachable beauty of American style. American Beauty was established in 2004 and is available exclusively in the United States at Kohl's Department Stores and Kohls.com.

FLIRT!

FLIRT!, a fresh, fun, flirty makeup collection, is everything you need to get noticed. Playful and informative "color bars" and color-matched packaging ensure shopping is as delightful as the products themselves. FLIRT! was established in 2004 and is available exclusively in the United States at Kohl's Department Stores and Kohls.com.


FLIRT! BIG FLIRT™
SHEER AND SHINY LIPGLOSS
GLOSS LÈVRES PUR ET BRILLANT


Z-PORE™
Instant
Pore Refiner
Perfecteur Immédiat
Pores Invisibles

GOODSKIN LABS

GoodSkin Labs is a targeted problem/solution, clinically proven skin care brand committed to offering real results instantly and for the long term. With star products including Tri-Aktiline Instant Deep Wrinkle Filler and Eyliplex-2 Eye Lift + Circle Reducer, the brand sells its products in retailers globally, including Parfumerie Douglas and Sephora China. Since its introduction in 2007, GoodSkin Labs is now sold in more than 15 countries worldwide and is available exclusively in the United States at Kohl's Department Stores and Kohls.com.

GRASSROOTS RESEARCH LABS

Grassroots Research Labs is a truly sensorial skin care experience that combines nature's powerful ingredients with advanced science to deliver extraordinary results. Grassroots Research Labs was introduced in 2008 and is available exclusively in the United States at Kohl's Department Stores and Kohls.com.


Vitamin C
Power Brightening
Cream SPF 25


TOM FORD
NEROLI PORTOFINO
EAU DE PARFUM

TOM FORD BEAUTY

Founded in 2005, Tom Ford Beauty is sold in more than 40 countries and includes upscale fragrances such as Tom Ford Black Orchid and Tom Ford Private Blend Collection. In 2011, Tom Ford Beauty entered the color category with the Tom Ford Private Blend Lip Color Collection and today continues to redefine luxury and taste for global prestige beauty.

COACH

Coach, Inc., a leading brand of modern classic American accessories joined The Estée Lauder Companies Inc. in 2006. It is now under an exclusive global license. The collection of fragrance and ancillary beauty products embodies the timelessly chic American style. The collection is available in department stores, Coach stores in the United States, retail stores in Asia/Pacific and online at coach.com.


COACH


Ojon
rare blend oil
Total Hair Therapy

OJON

The Estée Lauder Companies Inc. acquired Ojon in 2007. Ojon creates highly efficacious, sensual and natural beauty treatments. At the heart of each formula is the brand's exclusive golden elixir—Ojon Oil. A rare, powerful, transformative 500-year-old beauty secret, the oil is renowned for its ability to repair damaged hair. Ojon is committed to traditional, sustainable harvesting practices that protect the purity and potency of the brand's naturally derived ingredients and respect the welfare of the land and surrounding communities.

SMASHBOX

Acquired in 2010, Smashbox was born out of Smashbox Studios, the modern-day image factory photo studio in Los Angeles, CA. After founding the photo studios, brothers Dean and Davis Factor—great-grandsons of makeup legend Max Factor—were inspired to create a line that would meet the demanding needs of a professional photo shoot. Smashbox Cosmetics puts the behind-the-scenes know-how of camera ready beauty into the hands of consumers worldwide.


smashbox
PHOTO FINISH
HYDRATING


Zegna

ERMENEGILDO ZEGNA

Founded in 1910 in Trivero, in the Biella Alps, by the young entrepreneur Ermenegildo Zegna, The Estée Lauder Companies Inc. entered into an exclusive worldwide license for the global luxury brand's fragrance and grooming business in 2011. Ermenegildo Zegna fragrances are sold in markets across North America, Europe and Asia/Pacific, as well as in Ermenegildo Zegna boutiques worldwide.

ROSE MARIE BRAVO, CBE[2,4]
Retail and Marketing Consultant

PAUL J. FRIBOURG[1,2,4]
Chairman
Chief Executive Officer
Continental Grain Company

FABRIZIO FREDA
President and Chief Executive Officer
The Estée Lauder Companies Inc.

RICHARD D. PARSONS[2,3]
Senior Advisor
Providence Equity Group



JANE LAUDER
Global President
General Manager
Origins and Ojon

BARRY S. STERNLICHT[2,4]
President
Chief Executive Officer
Starwood Capital Group

AERIN LAUDER
Creative Director and Chairman
Aerin LLC

board of directors

WILLIAM P. LAUDER[3]
Executive Chairman
The Estée Lauder Companies Inc.

WEI SUN CHRISTIANSON[3]
Managing Director and Co-Chief Executive Officer of Asia Pacific and Chief Executive Officer of China
Morgan Stanley China

CHARLENE BARSHEFSKY[3]
Senior International Partner
WilmerHale

RICHARD F. ZANNINO[1]
Managing Director
CCMP Capital Advisors, LLC



LYNN FORESTER DE ROTHSCHILD[3]
Chief Executive
EL Rothschild LLC

LEONARD A. LAUDER
Chairman Emeritus
The Estée Lauder Companies Inc.

MELLODY HOBSON[1]
President
Ariel Investments, LLC

IRVINE O. HOCKADAY, JR.[1]
Retired President and Chief Executive Officer
Hallmark Cards, Inc.

1. Member of Audit Committee
2. Member of Compensation Committee
3. Member of Nominating and Board Affairs Committee
4. Member of Stock Plan Subcommittee

Photo courtesy of the Fortune 500 issue, May 21, 2012

executive officers

JOHN DEMSEY
Group President

AMY DIGESO
Executive Vice President
Global Human Resources

FABRIZIO FREDA
President and
Chief Executive Officer

CARL HANEY
Executive Vice President
Global Research and Development
Corporate Product Innovation
Package Development

RICHARD W. KUNES
Executive Vice President
Chief Financial Officer
(until August 20, 2012)

LEONARD A. LAUDER
Chairman Emeritus

RONALD S. LAUDER
Chairman
Clinique Laboratories, LLC

WILLIAM P. LAUDER
Executive Chairman

SARA E. MOSS
Executive Vice President
General Counsel

GREGORY F. POLCER
Executive Vice President
Global Supply Chain

CEDRIC PROUVÉ
Group President
International

TRACEY T. TRAVIS
Executive Vice President
Chief Financial Officer
(as of August 20, 2012)

ALEXANDRA C. TROWER
Executive Vice President
Global Communications

financial highlights

Financial Overview

FISCAL YEAR ENDED OR AT JUNE 30	2012	2011	Change
(Dollars in millions, except per share data)			
Net Sales	**$9,713.6**	$8,810.0	10%
Operating Income	**1,311.7**	1,089.4	20%
Net Earnings*	**856.9**	700.8	22%
Net Earnings Per Common Share—Diluted*	**2.16**	1.74	24%
Total Assets	**6,593.0**	6,273.9	5%
Stockholders' Equity*	**2,733.2**	2,629.4	4%

Global Net Sales

2008
$7.91 billion

59%
INTERNATIONAL
$4.63 BILLION

41%
U.S.
$3.28 BILLION

2012
$9.71 billion

63%
INTERNATIONAL
$6.13 BILLION

37%
U.S.
$3.58 BILLION

* Attributable to The Estée Lauder Companies Inc.

Historical Net Sales Growth


1953
1972
$100 million
1985
$1 billion
2003
$5 billion
2012
$9.7 billion

Net Sales

(In billions)

$9.71 Billion


7.91
7.32
7.80
8.81
9.71
2008
2009
2010
2011
2012

Operating Income

(In millions)

$1,311.7 Million


810.7
418.4
789.9
1,089.4
1,311.7
2008
2009
2010
2011
2012

Net Earnings*

(In millions)

$856.9 Million



473.8
218.4
478.3
700.8
856.9
2008
2009
2010
2011
2012

Diluted Net Earnings Per Common Share*

$2.16



1.20
0.55
1.19
1.74
2.16
2008
2009
2010
2011
2012

Operating Working Capital†

Accounts Receivable Plus Inventory Less Accounts Payable

(As a percentage of net sales)

16.0%



21.0
18.0
14.7
17.0
16.0
2008
2009
2010
2011
2012

* Attributable to The Estée Lauder Companies Inc.

† Does not represent a measure of the Company's operating results as defined under U.S. generally accepted accounting principles.

Free Cash Flow†

Net Cash Flow From Operations
Less Capital Expenditures

Compound Annual
Growth Rate 20.7%

(In millions)

$706.0 Million



332.3
416.2
686.1
676.0
706.0
2008
2009
2010
2011
2012

2012 Net Sales By Distribution Channel



North American Department Stores 27%
27% International Department Stores
13% Perfumeries
10% Retail Stores
Travel Retail 11%
Salon/Spas 4%
Other 8%

† Does not represent a measure of the Company's operating results as defined under U.S. generally accepted accounting principles.

financial section

financial contents

The table below summarizes selected financial information. For further information, refer to the audited consolidated financial statements and the notes thereto beginning on page 123 of this report.

YEAR ENDED OR AT JUNE 30	2012[(a)]	2011[(a)]	2010[(a)]	2009[(a)]	2008
(In millions, except per share data)					
STATEMENT OF EARNINGS DATA:					
Net sales	**$9,713.6**	$8,810.0	$7,795.8	$7,323.8	$7,910.8
Gross profit	**7,717.8**	6,873.1	5,966.4	5,442.2	5,914.0
Operating income	**1,311.7**	1,089.4	789.9	418.4	810.7
Interest expense, net[(b)]	**61.1**	63.9	74.3	75.7	66.8
Interest expense on debt extinguishment[(c)]	**—**	—	27.3	—	—
Other income[(d)]	**10.5**	—	—	—	—
Earnings before income taxes	**1,261.1**	1,025.5	688.3	342.7	743.9
Provision for income taxes	**400.6**	321.7	205.9	115.9	259.9
Net earnings	**860.5**	703.8	482.4	226.8	484.0
Net earnings attributable to noncontrolling interests	**(3.6)**	(3.0)	(4.1)	(8.4)	(10.2)
Net earnings attributable to The Estée Lauder Companies Inc.	**856.9**	700.8	478.3	218.4	473.8
CASH FLOW DATA:					
Net cash flows provided by operating activities	**$1,126.7**	$1,027.0	$ 956.7	$ 696.0	$ 690.1
Net cash flows used for investing activities	**(428.3)**	(606.9)	(281.4)	(339.5)	(478.5)
Net cash flows provided by (used for) financing activities	**(585.1)**	(313.1)	(406.1)	125.8	(78.1)
PER SHARE DATA:					
Net earnings attributable to The Estée Lauder Companies Inc. per common share:					
Basic	**$ 2.20**	$ 1.78	$ 1.21	$ 0.56	$ 1.22
Diluted	**$ 2.16**	$ 1.74	$ 1.19	$ 0.55	$ 1.20
Weighted-average common shares outstanding:					
Basic	**388.7**	394.0	395.4	392.6	387.8
Diluted	**397.0**	402.4	401.5	395.5	394.2
Cash dividends declared per common share	**$ .525**	$ .375	$ .275	$ .275	$ .275
BALANCE SHEET DATA:					
Working capital	**$1,729.3**	$1,743.2	$1,548.8	$1,453.3	$1,088.0
Total assets	**6,593.0**	6,273.9	5,335.6	5,176.6	5,011.2
Total debt[(b)(c)]	**1,288.1**	1,218.1	1,228.4	1,421.4	1,196.9
Stockholders' equity—The Estée Lauder Companies Inc.	**2,733.2**	2,629.4	1,948.4	1,640.0	1,653.2

(a) Fiscal 2012 results included $44.1 million, after tax, or $.11 per diluted share related to charges associated with restructuring activities. Fiscal 2011 results included $41.7 million, after tax, or $.10 per diluted share related to total charges associated with restructuring activities. Fiscal 2010 results included $55.9 million, after tax, or $.14 per diluted share related to total charges associated with restructuring activities. Fiscal 2009 results included $61.7 million, after tax, or $.16 per diluted share related to total charges associated with restructuring activities.

(b) In November 2008, we issued and sold $300.0 million of 7.75% Senior Notes due November 1, 2013 in a public offering. We used the net proceeds of this offering to repay then-outstanding commercial paper balances upon their maturity.

(c) On May 24, 2010, we completed a cash tender offer for $130.0 million principal amount of our 2012 Senior Notes at a price of 108.500% of the principal amount and for $69.9 million principal amount of our 2013 Senior Notes at a tender price of 118.813% of the principal amount. During the fourth quarter of fiscal 2010, we recorded a pre-tax expense on the extinguishment of debt of $27.3 million representing the tender premium, the pro-rata write-off of unamortized terminated interest rate swap, issuance costs and debt discount, and tender offer costs associated with both series of notes.

(d) In November 2011, we settled a commercial dispute with third parties that was outside our normal operations. In connection therewith, we received a $10.5 million cash payment, which has been classified as other income in our consolidated statement of earnings.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition at June 30, 2012 and our results of operations for the three fiscal years ended June 30, 2012 are based upon our consolidated financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in those financial statements. These estimates and assumptions can be subjective and complex and, consequently, actual results could differ from those estimates. Our most critical accounting policies relate to revenue recognition, inventory, pension and other post-retirement benefit costs, goodwill, other intangible assets and long-lived assets, income taxes and derivatives.

Management of the Company has discussed the selection of significant accounting policies and the effect of estimates with the Audit Committee of the Company's Board of Directors.

REVENUE RECOGNITION

Revenues from product sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. In the Americas region, sales are generally recognized at the time the product is shipped to the customer and in the Europe, the Middle East & Africa and Asia/Pacific regions, sales are generally recognized based upon the customer's receipt. In certain circumstances, transfer of title takes place at the point of sale, for example, at our retail stores.

Revenues are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts, incentive arrangements with retailers and an amount established for anticipated product returns. Our practice is to accept product returns from retailers only if properly requested, authorized and approved. In accepting returns, we typically provide a credit to the retailer against accounts receivable from that retailer. As a percentage of gross sales, returns were 3.5% in fiscal 2012 and 2011 and 4.3% in fiscal 2010. The improvement from fiscal 2010 reflects efforts to work with our customers to improve their forecasting and product mix to better address their inventory requirements.

Our sales return accrual is a subjective critical estimate that has a direct impact on reported net sales. This accrual is calculated based on a history of actual returns, estimated future returns and information provided by retailers regarding their inventory levels. Consideration of these factors results in an accrual for anticipated sales returns that reflects increases or decreases related to seasonal fluctuations. Experience has shown a relationship between retailer inventory levels and sales returns in the subsequent period, as well as a consistent pattern of returns due to the seasonal nature of our business. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that we have considered, and will continue to consider, include, but are not limited to, the financial condition of our customers, store closings by retailers, changes in the retail environment and our decision to continue to support new and existing products.

In the ordinary course of business, we have established an allowance for doubtful accounts and customer deductions based upon the evaluation of accounts receivable aging, specific exposures and historical trends. Our allowance for doubtful accounts and customer deductions is a subjective critical estimate that has a direct impact on reported net earnings. The allowance for doubtful accounts was $31.1 million and $33.9 million as of June 30, 2012 and 2011, respectively. The allowance for doubtful accounts was reduced by $13.8 million, $9.9 million and $15.8 million for customer deductions and write-offs in fiscal 2012, 2011 and 2010, respectively, and increased by $11.0 million, $9.5 million and $8.7 million for additional provisions in fiscal 2012, 2011 and 2010, respectively.

INVENTORY

We state our inventory at the lower of cost or fair-market value, with cost being based on standard cost which approximates actual cost on the first-in, first-out (FIFO) method. We believe this method most closely matches the flow of our products from manufacture through sale. The reported net value of our inventory includes saleable products, promotional products, raw materials and componentry and work in process that will be sold or used in future periods. Inventory cost includes raw materials, direct labor and overhead, as well as inbound freight. Manufacturing overhead is allocated to the cost of inventory based on the normal production capacity. Unallocated overhead during periods of abnormally low production levels are recognized as cost of sales in the period in which they are incurred.

We also record an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated realizable value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends and requirements to support forecasted sales. In addition, and as necessary, we may establish specific reserves for future known or anticipated events.

PENSION AND OTHER POST-RETIREMENT BENEFIT COSTS

We offer the following benefits to some or all of our employees: a domestic trust-based noncontributory qualified defined benefit pension plan ("U.S. Qualified Plan") and an unfunded, non-qualified domestic noncontributory pension plan to provide benefits in excess of statutory limitations (collectively with the U.S. Qualified Plan, the "Domestic Plans"); a domestic contributory defined contribution plan; international pension plans, which vary by country, consisting of both defined benefit and defined contribution pension plans; deferred compensation arrangements; and certain other post-retirement benefit plans.

The amounts needed to fund future payouts under these plans are subject to numerous assumptions and variables. Certain significant variables require us to make assumptions that are within our control such as an anticipated discount rate, expected rate of return on plan assets and future compensation levels. We evaluate these assumptions with our actuarial advisors and select assumptions that we believe reflect the economics underlying our pension and post-retirement obligations. While we believe these assumptions are within accepted industry ranges, an increase or decrease in the assumptions or economic events outside our control could have a direct impact on reported net earnings.

The discount rate for each plan used for determining future net periodic benefit cost is based on a review of highly rated long-term bonds. For fiscal 2012, we used a discount rate for our Domestic Plans of 5.40% and varying rates on our international plans of between 1.25% and 8.25%. The discount rate for our Domestic Plans is based on a bond portfolio that includes only long-term bonds with an Aa rating, or equivalent, from a major rating agency. We believe the timing and amount of cash flows related to the bonds included in this portfolio is expected to match the estimated defined benefit payment streams of our Domestic Plans. For fiscal 2012, we used an expected return on plan assets of 7.75% for our U.S. Qualified Plan and varying rates of between 2.00% and 8.25% for our international plans. In determining the long-term rate of return for a plan, we consider the historical rates of return, the nature of the plan's investments and an expectation for the plan's investment strategies. See *"Note 13—Pension, Deferred Compensation and Post-retirement Benefit Plans"* of Notes to Consolidated Financial Statements for details regarding the nature of our pension and post-retirement plan investments. The difference between actual and expected return on plan assets is reported as a component of accumulated other comprehensive income. Those gains/losses that are subject to amortization over future periods will be recognized as a component of the net periodic benefit cost in such future periods. For fiscal 2012, our pension plans had actual return on assets of approximately $76 million as compared with expected return on assets of approximately $60 million, which resulted in a net deferred gain of approximately $16 million, substantially all of which is currently subject to be amortized over periods ranging from approximately 6 to 22 years. The actual return on plan assets was primarily related to the strong performance of the fixed income investments during the past fiscal year.

A 25 basis-point change in the discount rate or the expected rate of return on plan assets would have had the following effect on fiscal 2012 pension expense:

(In millions)	25 Basis-Point Increase	25 Basis-Point Decrease
Discount rate	$(3.4)	$3.3
Expected return on assets	$(2.2)	$2.2

Our post-retirement plans are comprised of health care plans that could be impacted by health care cost trend rates, which may have a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates for fiscal 2012 would have had the following effects:

(In millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest costs	$ 1.2	$ (1.0)
Effect on post-retirement benefit obligations	$13.9	$(12.6)

For fiscal 2013, we are using a discount rate for the Domestic Plans of 3.90% and varying rates for our international plans of between 1.00% and 7.00%. We are using an expected return on plan assets of 7.50% for the U.S. Qualified Plan and varying rates for our international pension plans of between 2.25% and 7.00%. The net change in these assumptions from those used in fiscal 2012 will result in an increase in pension expense of approximately $19 million in fiscal 2013. We will continue to monitor the market conditions relative to these assumptions and adjust them accordingly.

GOODWILL, OTHER INTANGIBLE ASSETS AND LONG-LIVED ASSETS

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other indefinite-lived intangible assets principally consist of trademarks. Goodwill and other indefinite-lived intangible assets are not amortized.

We assess goodwill and other indefinite-lived intangibles at least annually for impairment as of the beginning of the fiscal fourth quarter, or more frequently if certain events or circumstances exist. We test goodwill for impairment at the reporting unit level, which is one level below our operating segments. We identify our reporting units by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available and management of each reporting unit regularly reviews the operating results of those components. We make certain judgments and assumptions in allocating assets and liabilities to determine carrying values for our reporting units. Impairment testing is performed in two steps: (i) we determine if an indication of impairment exists by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, we measure the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. The impairment test for indefinite-lived intangible assets encompasses calculating a fair value of an indefinite-lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the fair value an impairment charge is recorded.

Testing goodwill for impairment requires us to estimate fair values of reporting units using significant estimates and assumptions. The assumptions made will impact the outcome and ultimate results of the testing. We use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, we engage third-party valuation specialists for advice. To determine fair value of the reporting unit, we generally use an equal weighting of the income and market approaches. In certain circumstances, equal weighting will not be applied if one of these methods may be less applicable (e.g., only the income approach would be used for reporting units with existing negative margins). We believe both approaches are equally relevant and the most reliable indications of fair value because the fair value of product or service companies is more dependent on the ability to generate earnings than on the value of the assets used in the production process.

Under the income approach, we determine fair value using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. Under the market approach, we utilize information from comparable publicly traded companies with similar operating and investment characteristics as the reporting units, which creates valuation multiples that are applied to the operating performance of the reporting unit being tested, to value the reporting unit.

The key estimates and factors used in these two approaches include, but are not limited to, revenue growth rates and profit margins based on internal forecasts, terminal value, the weighted-average cost of capital used to discount future cash flows and comparable market multiples. The fiscal 2012 compound annual growth rate of sales for the first five to eight years of our projections, as considered appropriate for the individual reporting units, ranged between 5% and 18% with the higher growth rates in those reporting units that start with the smallest base in fiscal 2012. The fiscal 2011 compound annual growth rate of sales for the first five to eight years of our projections ranged between 3% and 19% with the higher growth rates in those reporting units that start with the smallest base in fiscal 2011. For reporting units with positive earnings, growth in the corresponding earnings before interest and taxes ranged from 7% to 47% in fiscal 2012 as compared with 6% to 109% in fiscal 2011. The terminal growth rates were projected at 3% after five to eight years in fiscal 2012 and fiscal 2011, which reflects our estimate of long term market and gross domestic product growth. The weighted-average cost of capital used to discount future cash flows ranged from 8% to 16% in fiscal 2012 as compared with 7.5% to 16% in fiscal 2011. The range of market multiples used in our fiscal 2012 impairment testing was from 1.7 to 3.3 times trailing-twelve-month sales and 10.0 to 12.5 times trailing-twelve-month earnings before interest, taxes and depreciation and amortization. The range of market multiples used in our fiscal 2011 impairment testing was from 1.5 to 3 times trailing-twelve-month sales and between 11 to 12 times trailing-twelve-month earnings before interest, taxes and depreciation and amortization. Future changes in these estimates and assumptions could materially affect the results of our reviews for impairment of goodwill. However, a decrease of 100 basis points in our terminal growth rate or an increase of 100 basis points in our weighted-average cost of capital would still result in a fair value calculation exceeding our book value for each of our reporting units, except for the Darphin reporting unit, for which a decrease of 75 basis points in our terminal growth rate would still result in a fair value calculation exceeding its book value. Changes in the valuation assumptions from those used in the prior year primarily reflect the impact of the current economic environment on the reporting units and their projected future results of operations.

To determine fair value of other indefinite-lived intangible assets, we use an income approach, the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. Other indefinite-lived intangible assets' fair values require significant judgments in determining both the assets' estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce significantly different results. The fiscal 2012 and 2011 terminal growth rate applied to future cash flows was 3% and the fiscal 2012 and 2011 discount rates ranged from 10% to 18%. The fiscal 2012 and 2011 royalty rates ranged from 0.5% to 12%.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such events or changes in circumstances occur, a recoverability test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. If the projected undiscounted cash flows are less than the carrying value, an impairment would be recorded for the excess of the carrying value over the fair value, which is determined by discounting future cash flows.

INCOME TAXES

We account for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. As of June 30, 2012, we have current net deferred tax assets of $247.8 million and non-current net deferred tax assets of $103.1 million. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. Included in net deferred tax assets is a valuation allowance of $73.2 million for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. Based on our assessments, no additional valuation allowance is required. If we determine that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time.

We provide tax reserves for U.S. federal, state, local and foreign exposures relating to periods subject to audit. The development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. We assess our tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a tax authority that has full knowledge of all relevant information. For those tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the consolidated financial statements. We classify applicable interest and penalties as a component of the provision for income taxes. Although the outcome relating to these exposures is uncertain, in management's opinion adequate provisions for income taxes have been made for estimable potential liabilities emanating from these exposures. If actual outcomes differ materially from these estimates, they could have a material impact on our consolidated results of operations.

DERIVATIVES

We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We enter into foreign currency forward contracts and may enter into option contracts to reduce the effects of fluctuating foreign currency exchange rates and interest rate derivatives to manage the effects of interest rate movements on our aggregate liability portfolio. We also enter into foreign currency forward contracts and may use option contracts, not designated as hedging instruments, to mitigate the change in fair value of specific assets and liabilities on the balance sheet. We do not utilize derivative financial instruments for trading or speculative purposes. Hedge effectiveness is documented, assessed and monitored by employees who are qualified to make such assessments and monitor the instruments. Variables that are external to us such as social, political and economic risks may have an impact on our hedging program and the results thereof.

Our derivative financial instruments are recorded as either assets or liabilities on the balance sheet and measured at fair value. All derivatives outstanding as of June 30, 2012 are (i) designated as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), (ii) designated as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("foreign currency cash-flow" hedge), or (iii) not designated as a hedging instrument. Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge that is highly effective are recorded in current-period earnings, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on unrecognized firm commitments). Changes in the fair value of a derivative that is designated and qualifies as a foreign currency cash-flow hedge of a foreign-currency-denominated forecasted transaction that is highly effective are recorded in other comprehensive income (loss) ("OCI"). Gains and losses deferred in OCI are then recognized in current-period earnings when earnings are affected by the variability of cash flows of the hedged foreign-currency-denominated forecasted transaction (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). Changes in the fair value of derivative instruments not designated as hedging instruments are reported in current-period earnings.

For a discussion on the quantitative impact of market risks related to our derivative financial instruments, see *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Market Risk."*

QUANTITATIVE ANALYSIS

During the three-year period ended June 30, 2012 there have not been material changes in the assumptions underlying these critical accounting policies, nor to the related significant estimates. The results of our business underlying these assumptions have not differed significantly from our expectations.

While we believe that the estimates that we have made are proper and the related results of operations for the period are presented fairly in all material respects, other assumptions could reasonably be justified that would change the amount of reported net sales, cost of sales, operating expenses or our provision for income taxes as they relate to the provisions for anticipated sales returns, allowance for doubtful accounts, inventory obsolescence reserve and income taxes. For fiscal 2012, had these estimates been changed simultaneously by 2.5% in either direction, our reported gross profit would have increased or decreased by approximately $4.8 million, operating expenses would have changed by approximately $0.8 million and the provision for income taxes would have remained unchanged. The collective impact of these changes on operating income, net earnings attributable to The Estée Lauder Companies Inc., and net earnings attributable to The Estée Lauder Companies Inc. per diluted common share would be an increase or decrease of approximately $5.6 million, $5.6 million and $.01, respectively.

RESULTS OF OPERATIONS

We manufacture, market and sell beauty products including those in the skin care, makeup, fragrance and hair care categories which are distributed in over 150 countries and territories. The following table is a comparative summary of operating results from continuing operations for fiscal 2012, 2011 and 2010 and reflects the basis of presentation described in *"Note 2—Summary of Significant Accounting Policies and Note 20—Segment Data and Related Information"* of Notes to Consolidated Financial Statements for all periods presented. Products and services that do not meet our definition of skin care, makeup, fragrance and hair care have been included in the "other" category.

YEAR ENDED JUNE 30 (In millions)	2012	2011	2010
NET SALES			
By Region:			
The Americas	$4,101.1	$3,796.3	$3,442.1
Europe, the Middle East & Africa	3,603.2	3,257.6	2,859.3
Asia/Pacific	2,011.4	1,760.7	1,510.1
	9,715.7	8,814.6	7,811.5
Returns associated with restructuring activities	(2.1)	(4.6)	(15.7)
Net Sales	$9,713.6	$8,810.0	$7,795.8
By Product Category:			
Skin Care	$4,225.2	$3,718.6	$3,227.1
Makeup	3,696.8	3,370.8	2,978.2
Fragrance	1,271.0	1,236.0	1,136.9
Hair Care	462.4	432.3	413.9
Other	60.3	56.9	55.4
	9,715.7	8,814.6	7,811.5
Returns associated with restructuring activities	(2.1)	(4.6)	(15.7)
Net Sales	$9,713.6	$8,810.0	$7,795.8
OPERATING INCOME (LOSS)			
By Region:			
The Americas	$ 288.4	$ 244.9	$ 161.5
Europe, the Middle East & Africa	746.3	651.9	500.8
Asia/Pacific	340.2	252.0	212.3
	1,374.9	1,148.8	874.6
Total charges associated with restructuring activities	(63.2)	(59.4)	(84.7)
Operating Income	$1,311.7	$1,089.4	$ 789.9
By Product Category:			
Skin Care	$ 746.7	$ 595.1	$ 434.3
Makeup	538.0	493.8	416.8
Fragrance	100.1	80.7	26.3
Hair Care	12.2	(9.1)	(6.2)
Other	(22.1)	(11.7)	3.4
	1,374.9	1,148.8	874.6
Total charges associated with restructuring activities	(63.2)	(59.4)	(84.7)
Operating Income	$1,311.7	$1,089.4	$ 789.9

The following table presents certain consolidated earnings data as a percentage of net sales:

YEAR ENDED JUNE 30	2012	2011	2010
Net sales	100.0%	100.0%	100.0%
Cost of sales	20.5	22.0	23.5
Gross profit	79.5	78.0	76.5
Operating expenses:			
Selling, general and administrative	65.1	64.7	65.0
Restructuring and other charges	0.7	0.5	0.8
Goodwill impairment	—	0.3	0.2
Impairment of other intangible and long-lived assets	0.2	0.1	0.4
	66.0	65.6	66.4
Operating income	13.5	12.4	10.1
Interest expense, net	0.6	0.7	1.0
Interest expense on debt extinguishment	—	—	0.3
Other income	0.1	—	—
Earnings before income taxes	13.0	11.7	8.8
Provision for income taxes	4.1	3.7	2.6
Net earnings	8.9	8.0	6.2
Net earnings attributable to noncontrolling interests	—	—	(0.1)
Net earnings attributable to The Estée Lauder Companies Inc.	8.9%	8.0%	6.1%

In order to meet the demands of consumers, we continually introduce new products, support new and established products through advertising, merchandising and sampling and phase out existing products that no longer meet the needs of our consumers. The economics of developing, producing, launching, supporting and discontinuing products impact our sales and operating performance each period. The introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

We operate on a global basis, with the majority of our net sales generated outside the United States. Accordingly, fluctuations in foreign currency exchange rates can affect our results of operations. Therefore, we present certain net sales information excluding the effect of foreign currency rate fluctuations to provide a framework for assessing the performance of our underlying business outside the United States. Constant currency information compares results between periods as if exchange rates had remained constant period-over-period. We calculate constant currency information by translating current year results using prior year weighted-average foreign currency exchange rates.

OVERVIEW

We believe that the best way to continue to increase stockholder value is to provide our customers and consumers with the products and services that they have come to expect from us in the most efficient and profitable manner while recognizing consumers' changing shopping habits. To be the global leader in prestige beauty, we continued to implement a long-term strategy that is guiding us through fiscal 2015. The strategy has numerous initiatives across geographic regions, product categories, brands and functions that are designed to leverage our strengths, make us more productive and grow our sales.

We believe we have a strong, diverse brand portfolio with global reach and potential, and we plan to continue building upon and leveraging our history of outstanding creativity, innovation and entrepreneurship. We have succeeded in expanding our "High-Touch" service model and will continue to look for ways to expand it in newer channels and within geographic regions. As an example, we are developing capabilities to deliver superior retailing experiences, particularly in Company-operated retail stores. We are expanding our efforts to evolve our e-commerce-based online strategy into a multi-pronged digital strategy encompassing e-commerce, m-commerce, as well as digital and social media. We are leveraging our regional organization in an effort to assure that we are locally relevant with our products, services, marketing and visual merchandising.

As part of our strategy, we are continuing to shift our category mix towards higher margin categories with greater global growth potential. Skin care, our most profitable product category, is a strategic priority for our innovation and investment spending, particularly in the Asia/Pacific region. We also focused our attention on luxury consumers across all categories and have seen an improvement in the net sales of many of our higher-end prestige products, due to an improvement in the luxury retail environment. We will also continue to build our makeup category through the introduction of new product offerings, continue expanding our hair care brands both in the salon and in other retail channels and focus our efforts to strengthen our fragrance business model.

We are strengthening our geographic presence by seeking share growth in large, image-building cities within core markets such as the United States, the United Kingdom, France, Italy and Japan. In addition, we continue to prioritize efforts to expand our presence and accelerate share growth in emerging markets such as China, Russia, the Middle East, Eastern Europe and Brazil and focus on these consumers who either buy in the travel retail channel, in stores at their destinations or when they return to their homes. We continue to expand our digital presence, which has resulted in growth in net sales of our products sold online. In North America, we continue to recognize the need to drive profitable growth in our traditional department store channel and see many benefits from the changes we have previously implemented and continue to reshape our organization to meet the needs of the changing retail landscape. At the same time, we are also expanding our presence in other channels, such as specialty retailers, Company-operated stores and online. Internationally, we continue to take actions to grow profitability in European perfumeries and pharmacies and in department stores in Asia, while emphasizing our skin care and makeup initiatives to boost our travel retail business and continuing efforts to grow our online, specialty retailer and prestige salon businesses. The travel retail business continues to be a source of sales growth and profitability. Our business in this channel is benefiting from the implementation of programs we designed to enhance consumers' "High-Touch" experiences and convert travelers into purchasers.

We plan to continue to invest in the significant modernization of our global information systems, which includes the Strategic Modernization Initiative ("SMI") as well as other initiatives, and continue to shift our focus from gift with purchase activities to advertising, merchandising and sampling initiatives. These initiatives should over time enable overall profitability improvements by enhancing gross margin and supporting efficiencies in select operating expenses, while increasing our strategic investment spending.

Looking ahead to fiscal 2013, we plan to continue building on our strengths. We have a strong, diverse and highly valuable brand portfolio with global reach and potential, as well as a track record of outstanding creativity, innovation, entrepreneurship and healthy growth. We plan on continuing to bring highly innovative products to consumers and elevating our personalized "High-Touch" service model. We are dedicated to investing in select areas to improve our capabilities. Our main focuses are digital, as it is becoming an integral part of our everyday business, research and development, product innovation, consumer insight and local relevance. While our overall business is performing well, we continue to see increased weakness due to ongoing global economic uncertainties and volatility in financial markets, particularly in certain Western European countries, Korea and Australia. We believe we have and will continue to offset to some extent the impact of these events as a result of our strategy to mitigate weaknesses we find in certain areas with strengths in others. However, if adverse economic conditions or the degree of uncertainty or volatility worsen or are further prolonged, then we expect there to be a negative effect on ongoing consumer confidence, demand and spending and, as a result, our business. We will continue to monitor these and other risks that may affect our business.

RETURNS AND CHARGES ASSOCIATED WITH RESTRUCTURING ACTIVITIES

In an effort to drive down costs and achieve synergies within our organization, in February 2009, we announced the implementation of a multi-faceted cost savings program (the "Program") to position the Company to achieve long-term profitable growth. We anticipate the Program will result in related restructuring and other charges, inclusive of cumulative charges recorded to date and through the remainder of the Program, totaling between $350 million and $450 million before taxes. While we will continue to seek cost savings opportunities, our current plans are to identify and approve specific initiatives under the Program through calendar 2012 and execute those initiatives through fiscal 2013. The total amount of charges (pre-tax) associated with the Program recorded, plus other initiatives approved through June 30, 2012, is approximately $361 million to $366 million, of which approximately $251 million to $253 million relates to restructuring charges, approximately $50 million of other costs to implement the initiatives, approximately $42 million to $45 million in sales returns and approximately $18 million in inventory write-offs. The restructuring charges are comprised of approximately $188 million to $190 million of employee-related costs, approximately $40 million of other exit costs and contract terminations (substantially all of which have resulted in or will result in cash expenditures), and approximately $23 million in non-cash asset write-offs. The total amount of cumulative charges (pre-tax) associated with the Program recorded from inception through June 30, 2012 was $302.6 million.

We expect that the implementation of this Program, combined with other on-going cost savings efforts, will result in savings of approximately $760 million to $785 million (Program inception through the end of fiscal 2012 is approximately $710 million) including the reduction of certain costs relative to an assumed normalized spending pattern. Our long-range forecast for operating margin reflects these anticipated savings, net of strategic reinvestments.

The Program focuses on a redesign of our organizational structure in order to integrate the Company in a more cohesive way and operate more globally across brands and functions. The principal aspect of the Program was the reduction of the workforce by approximately 2,000 employees. Specific actions taken since Program inception included:

- Resize and Reorganize the Organization—We continued the realignment and optimization of our organization to better leverage scale, improve productivity, reduce complexity and achieve cost savings in each region and across various functions. This included reduction of the workforce which occurred through the consolidation of certain functions, which we achieved through a combination of normal attrition and job eliminations, and the closure and consolidation of certain distribution and office facilities.

- Turnaround or Exit Unprofitable Operations—To improve the profitability in certain of our brands and regions, we have selectively exited certain channels of distribution, categories and markets, and have made changes to turnaround others. This included the exit from the global wholesale distribution of our Prescriptives brand, the reformulation of Ojon brand products and the exit from the global distribution of Sean John products. In connection with these activities, we incurred charges for product returns, inventory write-offs, reduction of workforce and termination of contracts.

- Outsourcing—In order to balance the growing need for information technology support with our efforts to provide the most efficient and cost effective solutions, we continued the outsourcing of certain information technology processes. We incurred costs to transition services to outsource providers and employee-related termination costs.

Restructuring Charges

The following table presents aggregate restructuring charges related to the Program:

	Employee-Related Costs	Asset Write-offs	Contract Terminations	Other Exit Costs	Total
(In millions)					
Fiscal 2009	$ 60.9	$ 4.2	$ 3.4	$ 1.8	$ 70.3
Fiscal 2010	29.3	11.0	2.3	6.2	48.8
Fiscal 2011	34.6	2.4	3.0	1.1	41.1
Fiscal 2012	37.1	1.7	12.6	2.2	53.6
Charges recorded through June 30, 2012	$161.9	$19.3	$21.3	$11.3	$213.8

The following table presents accrued restructuring charges and the related activities under the Program:

	Employee-Related Costs	Asset Write-offs	Contract Terminations	Other Exit Costs	Total
(In millions)					
Charges	$ 60.9	$ 4.2	$ 3.4	$ 1.8	$ 70.3
Cash payments	(7.5)	—	(0.5)	(1.6)	(9.6)
Non-cash write-offs	—	(4.2)	—	—	(4.2)
Translation adjustments	0.6	—	—	—	0.6
Other adjustments	(2.4)	—	—	—	(2.4)
Balance at June 30, 2009	51.6	—	2.9	0.2	54.7
Charges	29.3	11.0	2.3	6.2	48.8
Cash payments	(49.5)	—	(5.1)	(6.0)	(60.6)
Non-cash write-offs	—	(11.0)	—	—	(11.0)
Translation adjustments	(0.8)	—	—	—	(0.8)
Balance at June 30, 2010	30.6	—	0.1	0.4	31.1
Charges	34.6	2.4	3.0	1.1	41.1
Cash payments	(30.6)	—	(2.4)	(1.4)	(34.4)
Non-cash write-offs	—	(2.4)	—	—	(2.4)
Translation adjustments	1.2	—	(0.1)	0.1	1.2
Balance at June 30, 2011	35.8	—	0.6	0.2	36.6
Charges	37.1	1.7	12.6	2.2	53.6
Cash payments	(23.6)	—	(12.4)	(2.0)	(38.0)
Non-cash write-offs	—	(1.7)	—	—	(1.7)
Translation adjustments	(1.4)	—	—	0.1	(1.3)
Balance at June 30, 2012	$ 47.9	$ —	$ 0.8	$ 0.5	$ 49.2

Accrued restructuring charges at June 30, 2012 are expected to result in cash expenditures funded from cash provided by operations of approximately $35 million, $12 million and $2 million in fiscal 2013, 2014 and 2015, respectively.

Total Returns and Other Charges Associated with Restructuring Activities

The following table presents total charges associated with restructuring and other activities related to the Program:

YEAR ENDED JUNE 30	**2012**	2011	2010
(In millions)			
Sales returns (included in Net Sales)	**$ 2.1**	$ 4.6	$15.7
Cost of sales	**1.5**	5.8	7.9
Restructuring charges	**53.6**	41.1	48.8
Other charges	**6.0**	7.9	12.3
Total returns and charges associated with restructuring activities	**$63.2**	$59.4	$84.7

During fiscal 2012, we recorded $2.1 million reflecting sales returns (less related cost of sales of $0.3 million) and a write-off of inventory of $1.8 million associated with exiting unprofitable operations.

During fiscal 2011, we recorded $4.6 million reflecting sales returns (less related cost of sales of $1.2 million) and a write-off of inventory of $7.0 million associated with turnaround operations, primarily related to the reformulation of Ojon brand products.

During fiscal 2010, we recorded $15.7 million reflecting sales returns (less related cost of sales of $2.5 million) and $10.4 million for the write-off of inventory associated with exiting unprofitable operations, primarily related to the exit from the global wholesale distribution of the Prescriptives brand.

GOODWILL AND OTHER INTANGIBLE ASSET IMPAIRMENTS

During the second quarter of fiscal 2012, the Ojon reporting unit identified a potential decline in its projected results of operations, primarily resulting from a softness in the direct response television channel, which caused us to review and revise Ojon's long-term forecast. We concluded that these changes in the business of the Ojon reporting unit triggered the need for an interim impairment test of its trademarks as of December 31, 2011. These changes in circumstances were also an indicator that the carrying amount of the customer list may not be recoverable. We performed an interim impairment test for the trademarks and a recoverability test for the customer list as of December 31, 2011. For the trademarks, we concluded that the carrying value exceeded its estimated fair value, which was based on the use of a royalty rate to determine discounted projected future cash flows ("relief-from-royalty method"). As a result, we recognized an impairment charge of $6.7 million. This charge was reflected in the hair care product category and in the Americas region. We concluded that the carrying value of the customer list was recoverable.

As of our annual step-one goodwill impairment test on April 1, 2012, all reporting units' fair values substantially exceeded their respective carrying values and the fair values of all other indefinite-lived intangible assets substantially exceeded their respective carrying values, except as noted below. We determined that the carrying value of the Ojon brand trademark exceeded its estimated fair value, which was based on the relief-from-royalty method. As a result, we recognized an impairment charge of $3.3 million for the remaining carrying value of the related trademark. We also determined that the future cash flows associated with the Ojon brand customer list were less than its carrying value. As the remaining carrying value of the customer list is not recoverable, we recognized an impairment charge of $11.7 million. These impairment charges were reflected in the hair care product category and in the Americas region.

During the fourth quarter of fiscal 2012, the Darphin reporting unit experienced an unanticipated deterioration in its results of operations due to softness in its European business, which is its primary market. Based on a qualitative analysis, we reviewed and revised Darphin's long-term forecast. We concluded that these changes in circumstances triggered the need for an impairment test of the reporting unit's trademark and goodwill as of June 30, 2012. We determined that the trademark was not impaired, with the estimated fair value exceeding the carrying value by less than 2%. As of June 30, 2012, the carrying value of the trademark was $7.9 million. The estimated fair value of the trademark was based upon the relief-from-royalty method. The key assumptions that were used to determine the estimated fair value of the trademark were based on the expectation that the economic uncertainties in Europe would be temporary and not permanent in nature. If the decline in this market is more severe than we have anticipated, or other business disruptions arise, a resulting change in the key assumptions could have a negative impact on the estimated fair value of this trademark and it is possible we could recognize an impairment charge in the future. After completing the interim impairment test on the trademark, we completed step one of the impairment test for goodwill and concluded that the fair value of the Darphin reporting unit was substantially in excess of its carrying value including goodwill.

Although our consolidated financial performance exceeded our expectations for fiscal 2012, we expect global economic conditions, uncertainties and volatility to impact our business. As the duration and magnitude of the volatility of the current economic conditions remain uncertain, we will continue to monitor and evaluate the potential impact on our business and on our annual impairment testing. Accordingly, it is possible that we would recognize an impairment charge in the future with respect to goodwill, other intangible assets and/or long-lived assets.

FISCAL 2012 AS COMPARED WITH FISCAL 2011

NET SALES

Net sales increased 10%, or $903.6 million, to $9,713.6 million, reflecting growth in all of our major product categories within each geographic region. The impact of foreign currency translation on net sales was de minimis.

The following discussions of Net Sales by *Product Categories* and *Geographic Regions* exclude the impact of returns associated with restructuring activities of $2.1 million and $4.6 million recorded during fiscal 2012 and fiscal 2011, respectively. We believe the following analysis of net sales better reflects the manner in which we conduct and view our business. In the fiscal 2012 third quarter, we established a provision for then-anticipated returns of approximately $16 million as a result of repositioning certain products due to changes in regulations related to sunscreen products in the United States. These regulations were subsequently deferred and, accordingly, we reversed this provision in the fiscal 2012 fourth quarter. As the identified products are expected to be sold in the ordinary course of business, we do not expect any significant financial impact due to these regulations.

Product Categories

Skin Care Net sales of skin care products increased 14%, or $506.6 million, to $4,225.2 million, primarily reflecting the continued success of our strategic focus on growing this category. The recent launches of Turnaround Overnight Radiance Moisturizer, Moisture Surge Intense and Repairwear Uplifting Firming Cream from Clinique and Revitalizing Supreme Global Anti-Aging Creme from Estée Lauder contributed incremental sales of approximately $78 million, combined. Higher sales of Idealist Even Skintone Illuminator, Advanced Night Repair Synchronized Recovery Complex and Idealist Cooling Eye Illuminator from Estée Lauder and various products from La Mer and Origins contributed approximately $237 million, combined, to the increase. The relaunch of the reformulated Resilience Lift and Nutritious Vita-Mineral lines of products from Estée Lauder contributed incremental sales of approximately $187 million, combined. This growth was partially offset by approximately $112 million of lower sales from the existing line of Resilience Lift Extreme products from Estée Lauder and Cyber White EX from Clinique. Excluding the impact of foreign currency translation, skin care net sales increased 13%.

Makeup Makeup net sales increased 10%, or $326.0 million, to $3,696.8 million, primarily reflecting an increase in net sales from our makeup artist brands of approximately $218 million, combined. The recent launches of Repairwear Laser Focus All-Smooth Makeup and Lid Smoothie Antioxidant 8-Hour Eye Colour from Clinique and Doublewear Stay-In-Place Makeup from Estée Lauder contributed approximately $85 million, combined, to the increase. Higher sales of Even Better Makeup and Chubbystick Moisturizing Lip Colour balm from Clinique contributed approximately $41 million to the increase. This growth was partially offset by lower sales of Doublewear Powder Makeup and Doublewear Stay-in-Place Flawless Wear Concealer from Estée Lauder and Repairwear Anti-Aging Makeup from Clinique of approximately $34 million, combined. The impact of foreign currency translation on makeup net sales was de minimis.

Fragrance Net sales of fragrance products increased 3%, or $35.0 million, to $1,271.0 million. Incremental sales from the recent launches of Estée Lauder Sensuous Nude and DKNY Golden Delicious contributed approximately $58 million, combined, to the category. Higher sales from Jo Malone and Tom Ford fragrances contributed approximately $37 million to the increase. Partially offsetting these increases were approximately $68 million, combined, of lower sales of DKNY Be Delicious, Estée Lauder Sensuous, pureDKNY and Estée Lauder *pleasures bloom.* The impact of foreign currency translation on fragrance net sales was de minimis.

Hair Care Hair care net sales increased 7%, or $30.1 million, to $462.4 million, reflecting an increase in sales generated from expanded global distribution. The category also benefited from new launches including the Invati line of products from Aveda and Concen-Straight from Bumble and bumble. Partially offsetting these increases were lower net sales of Ojon brand products due, in part, to softness in our business in the direct response television channel. The impact of foreign currency translation on hair care net sales was de minimis.

Geographic Regions

Net sales in the Americas increased 8%, or $304.8 million, to $4,101.1 million. The increase during the current year was primarily attributable to growth in the United States of approximately $257 million, primarily due to new product offerings from our heritage and makeup artist brands, as well as an increase in sales of our higher-end prestige skin care products. These increases reflect, in part, our ongoing efforts to work with retailers in the U.S. department store channel on strengthening the "High-Touch" concepts used to help market our products. Net sales in Latin America increased approximately $30 million, primarily reflecting growth in Brazil and Chile. Net sales in Canada increased approximately $19 million, primarily reflecting increased sales from our heritage and makeup artist brands. The impact of foreign currency translation on net sales in the Americas was de minimis.

In Europe, the Middle East & Africa, net sales increased 11%, or $345.6 million, to $3,603.2 million, due to growth in each major product category reflecting our strategy to strengthen our geographic presence and continue to succeed in the travel retail channel. Due to the economic uncertainties in Europe, our business in some countries experienced slower than anticipated net sales growth. Accordingly, we remain cautious in the near term. Net sales increases of approximately $313 million were driven by our travel retail business, the United Kingdom, the Middle East, Germany and Italy. The net sales improvement in our travel retail business reflected an increase in global airline passenger traffic, new points of distribution and benefits of programs designed to enhance consumers' "High-Touch" experiences and convert travelers into purchasers. The growth in the United Kingdom, Germany and Italy was primarily attributable to successful launches of skin care and makeup products from certain of our heritage brands, as well as higher combined sales from our makeup artist brands. Net sales in the Middle East benefited from a new fragrance launch designed specifically for consumers there, in line with our strategy to be locally relevant. These increases were partially offset by lower net sales in Russia, Spain and the Balkans of approximately $25 million, combined. The lower net sales in Russia primarily reflected destocking associated with ongoing challenges with a certain customer. Net sales in Spain and the Balkans declined primarily due to difficult economic environments. Excluding the impact of foreign currency translation, net sales in Europe, the Middle East & Africa increased 12%.

Net sales in Asia/Pacific increased 14%, or $250.7 million, to $2,011.4 million, reflecting growth in each major product category and from most countries in the region, several of which had a significant favorable impact of foreign currency translation. Net sales of approximately $193 million were driven by China, Hong Kong and Thailand, combined, primarily reflecting strong sales of skin care and makeup products. While we gained share in the prestige business in China, we are cautious that macroeconomic factors may temper the future growth trend of the Chinese economy. Our businesses in Japan, Korea and Australia continued to be challenged due to difficult economic conditions, but we reported net sales gains of approximately $37 million, combined, which for both Japan and Australia were generated predominantly from the strengthening of their respective currencies. Excluding the impact of foreign currency translation, Asia/Pacific net sales increased 11%.

We strategically stagger our new product launches by geographic market, which may account for differences in regional sales growth.

COST OF SALES

Cost of sales as a percentage of total net sales decreased to 20.5% as compared with 22.0% in the prior year. This improvement primarily reflected our efforts in connection with the Program, including strategic changes in the mix of our business and pricing of approximately 140 basis points, favorable manufacturing variances of approximately 10 basis points and the favorable effect of exchange rates of approximately 10 basis points. These improvements were partially offset by an increase in obsolescence charges of approximately 10 basis points.

Since certain promotional activities are a component of sales or cost of sales and the timing and level of promotions vary with our promotional calendar, we have experienced, and expect to continue to experience, fluctuations in the cost of sales percentage. In addition, future cost of sales mix may be impacted by the inclusion of potential new brands or channels of distribution that have margin and product cost structures different from those of our current mix of business.

OPERATING EXPENSES

Operating expenses as a percentage of net sales increased to 66.0% as compared with 65.6% in the prior year. This change reflected increased spending in advertising, merchandising and sampling costs in line with our strategy of approximately 80 basis points, higher costs related to stock-based compensation of approximately 20 basis points, an increase in general and administrative costs of approximately 10 basis points and higher charges associated with restructuring activities of approximately 10 basis points. Partially offsetting these changes were lower selling and shipping costs as a percentage of net sales of approximately 50 basis points, lower charges associated with goodwill and other intangible asset impairments of approximately 20 basis points and a favorable change in foreign exchange transactions of approximately 10 basis points.

Changes in advertising, merchandising and sampling spending result from the type, timing and level of activities related to product launches and rollouts, as well as the markets being emphasized. We anticipate higher investment spending on global advertising, merchandising and sampling to support major launches and existing franchises for fiscal 2013.

OPERATING RESULTS

Operating income increased 20%, or $222.3 million, to $1,311.7 million. Operating margin increased to 13.5% of net sales as compared with 12.4% in the prior year, reflecting our higher gross margin, partially offset by the increase in our operating expense margin, as previously discussed. The following discussions of Operating Results by *Product Categories* and *Geographic Regions* exclude the impact of total returns and charges associated with restructuring activities of $63.2 million, or 0.7% of net sales, in fiscal 2012 and $59.4 million, or 0.7% of net sales, in fiscal 2011. We believe the following analysis of operating results better reflects the manner in which we conduct and view our business. In the fiscal 2012 third quarter, we established a provision for then-anticipated returns of approximately $16 million as a result of repositioning certain products due to changes in regulations related to sunscreen products in the United States. These regulations were subsequently deferred and, accordingly, we reversed this provision in the fiscal 2012 fourth quarter. As the identified products are expected to be sold in the ordinary course of business, we do not expect any significant financial impact due to these regulations.

Product Categories

Skin care operating income increased 25%, or $151.6 million, to $746.7 million, primarily reflecting improved results from higher-margin product launches from certain of our heritage brands, as well as increased results from higher-end prestige skin care products. Makeup operating income increased 9%, or $44.2 million, to $538.0 million, primarily reflecting improved results from our makeup artist brands. Both our skin care and makeup categories were impacted by higher investment spending on global advertising, merchandising and sampling to support major launches and existing franchises in line with our strategy. Fragrance operating income increased 24%, or $19.4 million, to $100.1 million, primarily reflecting improved cost of goods and a more strategically focused approach to spending from our heritage brands as part of our strategy to improve profitability. Hair care operating results increased over 100%, or $21.3 million, to $12.2 million, primarily reflecting expanded global distribution, improved results driven by new product launches, as well as a favorable comparison to the prior year which was impacted by higher goodwill and other intangible asset impairment charges of $15 million.

Geographic Regions

Operating income in the Americas increased 18%, or $43.5 million, to $288.4 million, primarily reflecting improved results from our heritage and makeup artist brands that were driven by improved category mix, as well as a favorable comparison to the prior year which was impacted by higher goodwill and other intangible asset impairment charges of $16 million. Partially offsetting these improvements was the level of strategic investment spending in the current year.

In Europe, the Middle East & Africa, operating income increased 14%, or $94.4 million, to $746.3 million. Higher results from our travel retail business and the Middle East totaled approximately $109 million, combined. Partially offsetting these improvements were lower results in Russia and France of approximately $28 million, combined. The lower results in Russia primarily reflected strategic investment spending to support this emerging market, coupled with a decrease in sales as a result of destocking associated with ongoing challenges with a certain customer. The lower results in France primarily reflected strategic investment spending.

In Asia/Pacific, operating income increased 35%, or $88.2 million, to $340.2 million. Most countries in the region reported higher operating results, led by approximately $70 million in Hong Kong, China, Japan and Korea, combined.

INTEREST EXPENSE, NET

Net interest expense was $61.1 million as compared with $63.9 million in the prior year. Interest expense decreased due to the replacement of our 6.00% Senior Notes in January 2012 with commercial paper.

PROVISION FOR INCOME TAXES

The provision for income taxes represents U.S. federal, foreign, state and local income taxes. The effective rate differs from the federal statutory rate primarily due to the effect of state and local income taxes, the taxation of foreign income and income tax reserve adjustments, which represent changes in our net liability for unrecognized tax benefits including tax settlements and lapses of the applicable statutes of limitations. Our effective tax rate will change from year to year based on recurring and non-recurring factors including, but not limited to, the geographical mix of earnings, enacted tax legislation, state and local income taxes, tax reserve adjustments, the ultimate disposition of deferred tax assets relating to stock-based compensation and the interaction of various global tax strategies.

The effective income tax rate for fiscal 2012 was 31.8% as compared with 31.4% in the prior year. The increase in the effective income tax rate of 40 basis points was principally due to a decrease in favorable tax reserve adjustments as compared with the prior year partially offset by a lower effective tax rate related to our foreign operations.

NET EARNINGS ATTRIBUTABLE TO THE ESTĒE LAUDER COMPANIES INC.

Net earnings attributable to The Estée Lauder Companies Inc. as compared with fiscal 2011 increased 22%, or $156.1 million, to $856.9 million and diluted net earnings per common share increased 24% from $1.74 to $2.16. The results in the current year include the impact of total returns and charges associated with restructuring activities of $44.1 million, after tax, or $.11 per diluted common share. The results in fiscal 2011 include the impact of total returns and charges associated with restructuring activities of $41.7 million, after tax, or $.10 per diluted common share.

FISCAL 2011 AS COMPARED WITH FISCAL 2010

NET SALES

Net sales increased 13%, or $1,014.2 million, to $8,810.0 million, reflecting increases in all geographic regions and product categories. Excluding the impact of foreign currency translation, net sales increased 12%. During fiscal 2010, we undertook an initiative to identify certain underperforming stock keeping units ("SKUs") for the purposes of evaluating their relevance to our long-term perfumery strategy in the Europe, the Middle East & Africa region. Based on this evaluation, we decided to discontinue certain of these products in perfumeries and recorded a charge of approximately $31 million to reflect then-anticipated returns of products from participating retailers. This resulted in a favorable comparison with fiscal 2010.

The following discussions of Net Sales by *Product Categories* and *Geographic Regions* exclude the impact of returns associated with restructuring activities of $4.6 million and $15.7 million recorded during fiscal 2011 and fiscal 2010, respectively. We believe the following analysis of net sales better reflects the manner in which we conduct and view our business.

Product Categories

Skin Care Net sales of skin care products increased 15%, or $491.5 million, to $3,718.6 million, reflecting the success of our strategic focus on growing this category. The fiscal 2011 launches of the Re-Nutriv Ultimate Lift Age-Correcting and Hydrationist Collections, Idealist Even Skintone Illuminator and Idealist Cooling Eye Illuminator from Estée Lauder contributed incremental sales of approximately $102 million, combined. Also contributing incremental sales to the category were the fiscal 2011 launches of Repairwear Laser Focus Wrinkle & UV Damage Corrector from Clinique and the Plantscription line of products from Origins of approximately $88 million, combined. The fiscal 2011 launches of The Eye Balm Intense and The Radiant Serum from La Mer contributed additional sales of approximately $25 million, combined. Increased sales of Advanced Night Repair Eye Synchronized Complex from Estée Lauder and Even Better Clinical Dark Spot Corrector from Clinique, which were launched in fiscal 2010, contributed approximately $232 million to the net sales growth. Higher sales of the Time Zone line of products from Estée Lauder, Derma White Clinical from Clinique and The Regenerating Serum from La Mer contributed approximately $48 million to the increase. These increases were partially offset by approximately $108 million of lower sales from existing products in the Advanced Night Repair line from Estée Lauder and Cyber White EX from Clinique. Excluding the impact of foreign currency translation, skin care net sales increased 13%.

Makeup Makeup net sales increased 13%, or $392.6 million, to $3,370.8 million. The increase in makeup net sales primarily reflected higher net sales from our makeup artist brands and the inclusion of Smashbox of approximately $322 million, combined. The fiscal 2011 launches of Pure Color eyeshadow products and Pure Color Long Lasting Lipstick from Estée Lauder and Redness Solutions Makeup from Clinique contributed approximately $57 million, to the increase. The higher results also reflected the favorable comparison to fiscal 2010 which included a charge related to our long-term perfumery strategy, as previously discussed, of approximately $27 million. These increases were partially offset by lower sales of Prescriptives products due to the exit from the global wholesale distribution of the brand in fiscal 2010, as well as lower sales of Superfit Makeup from Clinique and Resilience Lift Extreme Makeup from Estée Lauder of approximately $45 million, combined. Excluding the impact of foreign currency translation, makeup net sales increased 12%.

Fragrance Net sales of fragrance products increased 9%, or $99.1 million, to $1,236.0 million. Incremental sales from the fiscal 2011 launches of Estée Lauder *pleasures bloom* and Hilfiger Loud for Her contributed approximately $34 million to the category. Higher sales of Coach Poppy, pureDKNY and various Jo Malone and Tom Ford fragrances contributed approximately $63 million to the increase. Partially offsetting these increases were lower sales of DKNY Delicious Candy Apples, Estée Lauder Sensuous and I Am King Sean John of approximately $18 million, combined. While results in fiscal 2011 reflected the implementation of our long-term strategy for the category, we continue to expect challenges due to competitive dynamics. Excluding the impact of foreign currency translation, fragrance net sales increased 8%.

Hair Care Hair care net sales increased 4%, or $18.4 million, to $432.3 million, primarily reflecting the fiscal 2011 launches of Be Curly Style-Prep and Control Force from Aveda. The category also benefited from net sales generated from expanded global distribution. These increases were partially offset by the reformulation of Ojon brand products, which was relaunched in the fourth quarter of fiscal 2011. The impact of foreign currency translation on hair care net sales was de minimis.

Geographic Regions

Net sales in the Americas increased 10%, or $354.2 million, to $3,796.3 million. The increase in fiscal 2011 was primarily attributable to growth in the United States and Canada from our heritage and makeup artist brands, which benefited from an improved retail environment, new skin care and makeup product offerings and an increase in sales of higher-end prestige skin care products. Net sales also reflected the addition of the Smashbox brand to our portfolio. While partially offset by the exit from the global wholesale distribution of the Prescriptives brand and the fiscal 2011 reformulation of Ojon brand products, all of these factors contributed to higher net sales in the United States and Canada of approximately $328 million. We continued to work with retailers in the U.S. department store channel on strengthening the "High-Touch" concepts used to help market our products. Net sales in Latin America increased approximately $26 million, reflecting growth in emerging markets such as Brazil. The growth in this region was partially offset by the impact of unfavorable exchange rates in Venezuela. The impact of foreign currency translation on the Americas net sales was de minimis.

In Europe, the Middle East & Africa, net sales increased 14%, or $398.3 million, to $3,257.6 million, due to growth from our travel retail business and from most countries in the region and from each product category. This reflected our strategy to strengthen our geographic presence and to succeed in the travel retail channel. Approximately $306 million of the increased net sales came from our travel retail business, the United Kingdom, Russia, the Middle East, South Africa and France. This was attributable to improved retail environments, successful launches of skin care products and higher combined sales from our makeup artist brands. The net sales improvement in our travel retail business also reflected an increase in global airline passenger traffic, new points of distribution and benefits of programs designed to enhance consumers' "High-Touch" experiences and convert travelers into purchasers. The higher results also reflect the favorable comparison to fiscal 2010 which included a charge related to our long-term perfumery strategy of approximately $31 million, as previously discussed. Partially offsetting these increases were lower net sales of approximately $13 million in the Balkans and Spain, primarily reflecting the economic situation in those markets. The impact of foreign currency translation on Europe, the Middle East & Africa net sales was de minimis.

Net sales in Asia/Pacific increased 17%, or $250.6 million, to $1,760.7 million, reflecting growth from all countries in the region and each product category. This reflected our strategy to strengthen and expand our geographic presence in Asia, particularly in China. Approximately $181 million of this increase was generated in China, Hong Kong, Korea and Taiwan primarily reflecting strong sales of skin care products. Our businesses in Japan and Australia continued to be challenged due to difficult economic conditions, but they reported net sales gains of approximately $33 million, which were generated from the strengthening of their respective currencies. The region also benefited from the favorable impact of foreign currency translation. Excluding the impact of foreign currency translation, Asia/Pacific net sales increased 10%.

We strategically stagger our new product launches by geographic market, which may account for differences in regional sales growth.

COST OF SALES

Cost of sales as a percentage of total net sales decreased to 22.0% as compared with 23.5% in fiscal 2010. This improvement primarily reflected our efforts in connection with the Program, including favorable changes in the mix of our business of approximately 70 basis points and favorable manufacturing variances of 30 basis points. Also contributing to the improvements of cost of sales margin was the favorable effect of exchange rates of 30 basis points and a decrease in obsolescence charges of approximately 20 basis points.

OPERATING EXPENSES

Operating expenses as a percentage of net sales decreased to 65.6% as compared with 66.4% in fiscal 2010, and reflects the impact of the strong growth in net sales during fiscal 2011. This improvement primarily reflected lower selling and shipping costs as a percentage of net sales of approximately 120 basis points due to various cost containment efforts implemented as part of the Program and a strategically focused approach to spending. Also contributing to the improvement were a decrease in general and administrative costs as a percentage of net sales of 40 basis points, lower charges associated with restructuring activities of 20 basis points, lower charges associated with intangible asset impairments of 20 basis points and lower net losses from foreign exchange transactions of 10 basis points. Partially offsetting these improvements were increased spending in advertising, merchandising and sampling costs in line with our strategy of 120 basis points and higher costs related to stock-based compensation of approximately 30 basis points.

Changes in advertising, merchandising and sampling spending result from the type, timing and level of activities related to product launches and rollouts, as well as the markets being emphasized.

OPERATING RESULTS

Operating income increased 38%, or $299.5 million, to $1,089.4 million. Operating margin improved to 12.4% of net sales as compared with 10.1% in fiscal 2010, reflecting our higher gross margin and the decrease in our operating expense margin, as previously discussed. The following discussions of Operating Results by *Product Categories* and *Geographic Regions* exclude the impact of total returns and charges associated with restructuring activities of $59.4 million, or 0.7% of net sales, in fiscal 2011 and $84.7 million, or 1.1% of net sales, in fiscal 2010. We believe the following analysis of operating results better reflects the manner in which we conduct and view our business.

Product Categories

All product categories benefited from initiatives we implemented as part of the Program including a more strategically focused approach to spending. Skin care operating income increased 37%, or $160.8 million, to $595.1 million, primarily reflecting improved results from all of our heritage brands driven by increased net sales from higher-margin product launches. Makeup operating income increased 18%, or $77.0 million, to $493.8 million, primarily reflecting improved results from our makeup artist brands and from our larger heritage brands. The higher results also reflected the favorable comparison to fiscal 2010 which included a charge to the category related to our long-term perfumery strategy, as previously discussed, of approximately $30 million. Fragrance operating income increased over 100%, or $54.4 million, to $80.7 million, primarily reflecting higher net sales from Estée Lauder and designer fragrances driven by fiscal 2011 product launches, improved cost of goods and a more strategically focused approach to spending as part of our strategy to improve profitability. Hair care operating results decreased 47%, or $2.9 million, reflecting the reformulation and relaunch of Ojon brand products in the fourth quarter of fiscal 2011. This decrease was partially offset by higher results from Aveda. The category also reflected goodwill and other intangible asset impairment charges of $33 million as compared with $36 million in fiscal 2010.

Geographic Regions

Operating results in each of our geographic regions benefited from the initiatives we implemented as part of the Program and a more strategically focused approach to spending, as well as significant improvement in cost of sales from favorable product mix and enhanced inventory management, resulting in significant improvements in their operating income.

Operating income in the Americas increased 52%, or $83.4 million, to $244.9 million, reflecting strong sales from our heritage and makeup artist brands, partially offset by incremental spending in line with our strategy.

In Europe, the Middle East & Africa, operating income increased 30%, or $151.1 million, to $651.9 million, reflecting higher results from our travel retail business, Russia, the United Kingdom and the Middle East of approximately $94 million, combined. Partially offsetting these improvements were lower results in the Balkans and Spain of approximately $9 million, combined. The higher results also reflected a favorable comparison to fiscal 2010 which included a charge related to our long-term perfumery strategy, as previously discussed, of approximately $34 million.

In Asia/Pacific, operating income increased 19%, or $39.7 million, to $252.0 million. Virtually all countries in the region reported higher operating results, led by approximately $46 million in China, Hong Kong, Taiwan and Malaysia, combined. Partially offsetting these increases were lower operating results of approximately $7 million in Japan and Australia.

INTEREST EXPENSE, NET

Net interest expense was $63.9 million as compared with $74.3 million in fiscal 2010. Interest expense decreased primarily due to a reduction of debt balances that resulted from the $200 million debt tender offer we completed in the fourth quarter of fiscal 2010.

INTEREST EXPENSE ON DEBT EXTINGUISHMENT

During the fourth quarter of fiscal 2010, we completed a cash tender offer for $130.0 million principal amount of our 2012 Senior Notes at a price of 108.500% of the principal amount and for $69.9 million principal amount of our 2013 Senior Notes at a tender price of 118.813% of the principal amount. We recorded a pre-tax expense on the extinguishment of debt of $27.3 million representing the tender premium of $24.2 million, the pro-rata write-off of $2.4 million of unamortized terminated interest rate swap, issuance costs and debt discount, and $0.7 million in tender offer costs associated with both series of notes.

PROVISION FOR INCOME TAXES

The provision for income taxes represents U.S. federal, foreign, state and local income taxes. The effective rate differs from the federal statutory rate primarily due to the effect of state and local income taxes, the taxation of foreign income and income tax reserve adjustments, which represent changes in our net liability for unrecognized tax benefits including tax settlements and lapses of the applicable statutes of limitations. Our effective tax rate will change from year to year based on recurring and non-recurring factors including, but not limited to, the geographical mix of earnings, enacted tax legislation, state and local income taxes, tax reserve adjustments, the ultimate disposition of deferred tax assets relating to stock-based compensation and the interaction of various global tax strategies.

The effective income tax rate for fiscal 2011 was 31.4% as compared with 29.9% in fiscal 2010. The increase in the effective income tax rate of 150 basis points was principally due to a decrease in favorable tax reserve adjustments as compared with fiscal 2010.

NET EARNINGS ATTRIBUTABLE TO
THE ESTĒE LAUDER COMPANIES INC.

Net earnings attributable to The Estée Lauder Companies Inc. as compared with fiscal 2010 increased 47%, or $222.5 million, to $700.8 million and diluted net earnings per common share increased 46% from $1.19 to $1.74. The results in fiscal 2011 included the impact of total returns and charges associated with restructuring activities of $41.7 million, after tax, or $.10 per diluted common share. The results in fiscal 2010 included the impact of total returns and charges associated with restructuring activities of $55.9 million, after tax, or $.14 per diluted common share and interest expense on debt extinguishment of $17.5 million, after tax, or $.04 per diluted common share.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal sources of funds historically have been cash flows from operations, borrowings pursuant to our commercial paper program, borrowings from the issuance of long-term debt and committed and uncommitted credit lines provided by banks and other lenders in the United States and abroad. At June 30, 2012, we had cash and cash equivalents of $1,347.7 million compared with $1,253.0 million at June 30, 2011. Our cash and cash equivalents are maintained at a number of financial institutions. As of June 30, 2012, approximately 17% of the total balance was insured by governmental agencies. To mitigate the risk of uninsured balances, we select financial institutions based on their credit ratings and financial strength and perform ongoing evaluations of these institutions to limit our concentration risk exposure.

Our business is seasonal in nature and, accordingly, our working capital needs vary. From time to time, we may enter into investing and financing transactions that require additional funding. To the extent that these needs exceed cash from operations, we could, subject to market conditions, issue commercial paper, issue long-term debt securities or borrow under our revolving credit facilities.

Based on past performance and current expectations, we believe that cash on hand, cash generated from operations, available credit lines and access to credit markets will be adequate to support currently planned business operations, information systems enhancements, capital expenditures, potential stock repurchases, commitments and other contractual obligations on both a near-term and long-term basis. Our cash and cash equivalents balance at June 30, 2012 includes approximately $708 million of cash in offshore jurisdictions associated with our permanent reinvestment strategy. We do not believe that the indefinite reinvestment of these funds offshore impairs our ability to meet our domestic debt or working capital obligations. If these indefinitely reinvested earnings were repatriated into the United States as dividends, we would be subject to additional taxes.

The effects of inflation have not been significant to our overall operating results in recent years. Generally, we have been able to introduce new products at higher prices, increase prices and implement other operating efficiencies to sufficiently offset cost increases, which have been moderate.

Credit Ratings

Changes in our credit ratings will likely result in changes in our borrowing costs. Our credit ratings also impact the cost of our revolving credit facility as discussed below. Downgrades in our credit ratings may reduce our ability to issue commercial paper and/or long-term debt and would likely increase the relative costs of borrowing. A credit rating is not a recommendation to buy, sell, or hold securities, is subject to revision or withdrawal at any time by the assigning rating organization, and should be evaluated independently of any other rating. As of August 13, 2012, our commercial paper is rated A-1 by Standard & Poor's and P-1 by Moody's and our long-term debt is rated A with a stable outlook by Standard & Poor's and A2 with a stable outlook by Moody's.

Debt

At June 30, 2012, our outstanding borrowings were as follows:

($ in millions)	Long-term Debt	Current Debt	Total Debt
6.00% Senior Notes, due May 15, 2037 ("2037 Senior Notes")(1)(4)	$ 296.4	$ —	$ 296.4
5.75% Senior Notes, due October 15, 2033 ("2033 Senior Notes")(2)	197.7	—	197.7
5.55% Senior Notes, due May 15, 2017 ("2017 Senior Notes")(3)(4)	334.9	—	334.9
7.75% Senior Notes, due November 1, 2013 ("2013 Senior Notes")(4)	230.1	—	230.1
Commercial paper maturing through July 2012 (0.18% average interest rate)	—	200.0	200.0
Other borrowings	10.0	19.0	29.0
	$1,069.1	$219.0	$1,288.1

(1) Consists of $300.0 million principal and unamortized debt discount of $3.6 million.

(2) Consists of $200.0 million principal and unamortized debt discount of $2.3 million.

(3) Consists of $300.0 million principal, unamortized debt discount of $0.2 million and a $35.1 million adjustment to reflect the fair value of terminated interest rate swaps.

(4) As of June 30, 2012, we were in compliance with all restrictive covenants, including limitations on indebtedness and liens, and expect continued compliance.

In August 2012, we issued $250.0 million of 2.35% Senior Notes due August 15, 2022 ("2022 Senior Notes") and $250.0 million of 3.70% Senior Notes due August 15, 2042 ("2042 Senior Notes") in a public offering. The 2022 Senior Notes were priced at 99.911% with a yield of 2.360%. The 2042 Senior Notes were priced at 99.567% with a yield of 3.724%. Interest payments on both notes are required to be made semi-annually on February 15 and August 15, commencing February 15, 2013. On August 2, 2012, we called for redemption all of the outstanding 2013 Senior Notes on September 4, 2012. We intend to use approximately $250 million of the net proceeds of the offering for the redemption, of which approximately $18 million to $20 million represents debt extinguishment costs, and to use the remaining amounts for general corporate purposes.

We have a $750.0 million commercial paper program under which we may issue commercial paper in the United States. At June 30, 2012, we had $200.0 million of commercial paper outstanding, which we may refinance on a periodic basis as it matures at then-prevailing market interest rates. At August 13, 2012, we had $200.0 million of commercial paper outstanding. We also have $164.9 million in additional uncommitted credit facilities, of which $7.1 million was used as of June 30, 2012. We do not anticipate difficulties in securing this form of working capital financing.

We have a $1.0 billion senior unsecured revolving credit facility that expires on July 14, 2015 (the "Facility"). The Facility may be used to provide credit support for our commercial paper program and for general corporate purposes. Up to the equivalent of $250 million of the Facility is available for multi-currency loans. The interest rate on borrowings under the Facility is based on LIBOR or on the higher of prime, which is the rate of interest publicly announced by the administrative agent, or ½% plus the Federal funds rate. We incurred costs of approximately $1 million to establish the Facility which are being amortized over the term of the Facility. The Facility has an annual fee of $0.7 million, payable quarterly, based on our current credit ratings. The Facility also contains a cross-default provision whereby a failure to pay other material financial obligations in excess of $100.0 million (after grace periods and absent a waiver from the lenders) would result in an event of default and the acceleration of the maturity of any outstanding debt under this facility. At June 30, 2012, no borrowings were outstanding under this agreement.

We have a fixed rate promissory note agreement with a financial institution pursuant to which we may borrow up to $150.0 million in the form of loan participation notes through one of our subsidiaries in Europe. The interest rate on borrowings under this agreement is at an all-in fixed rate determined by the lender and agreed to by us at the date of each borrowing. At June 30, 2012, no borrowings were outstanding under this agreement. Debt issuance costs incurred related to this agreement were de minimis.

We have an overdraft borrowing agreement with a financial institution pursuant to which our subsidiary in Turkey may be credited to satisfy outstanding negative daily balances arising from its business operations. In June 2012, we reduced the maximum total available balance outstanding of the overdraft borrowing agreement from 40.0 million Turkish lira ($22.0 million at the exchange rate at June 30, 2012) to 25.0 million Turkish lira ($13.8 million at the exchange rate at June 30, 2012). The interest rate applicable to each such credit shall be up to a maximum of 175 basis points per annum above the spot rate charged by the lender or the lender's floating call rate agreed to by us at each borrowing. There were no debt issuance costs incurred related to this agreement. The outstanding balance at June 30, 2012 was 12.9 million Turkish lira ($7.1 million at the exchange rate at June 30, 2012) and is classified as short-term debt in our consolidated balance sheet.

Total debt as a percent of total capitalization (excluding noncontrolling interests) was 32% at June 30, 2012 and June 30, 2011.

Cash Flows

Net cash provided by operating activities was $1,126.7 million, $1,027.0 million and $956.7 million in fiscal 2012, 2011 and 2010, respectively. The increase in cash flows from operating activities as compared with fiscal 2011 was primarily driven by an increase in net earnings, favorable levels of accounts payable, primarily due to the timing of payments, and a decrease in the levels of inventory. These improvements were partially offset by the change in other liabilities, primarily due to the timing of payments and costs related to employee compensation, advertising, merchandising and sampling, and payroll and other taxes, as well as an increase in accounts receivable balances primarily due to the timing of shipments. Cash flows from operating activities increased in fiscal 2011 as compared with fiscal 2010, primarily reflecting the increase in net earnings and the timing and level of accrued income taxes. This increase was partially offset by an increase in accounts receivable balances due to timing of collections, as well as lower levels of accounts payable due to the timing of payments and an increase in inventory in line with forecasted sales activity and to ensure acceptable levels of service.

Net cash used for investing activities was $428.3 million, $606.9 million and $281.4 million in fiscal 2012, 2011 and 2010, respectively. The decrease in cash flows used for investing activities as compared with fiscal 2011 primarily reflected a favorable comparison with the fiscal 2011 acquisition of Smashbox Cosmetics, partially offset by an increase in capital expenditures for counters and leasehold improvements. The increase in cash flows used for investing activities during fiscal 2011 as compared with fiscal 2010 primarily reflected the fiscal 2011 acquisition of Smashbox Cosmetics, as well as higher cash payments for counters and computer hardware and software.

Net cash used for financing activities was $585.1 million, $313.1 million and $406.1 million in fiscal 2012, 2011 and 2010, respectively. The change in net cash used for financing activities as compared with fiscal 2011 primarily reflected an increase in treasury stock purchases, lower net proceeds from employee stock transactions and an increase in the payment of dividends during the current year as a result of an increase in the annual dividend rate. The repayment of the 2012 Senior Notes during the current year was offset by proceeds from the issuance of short-term commercial paper. Subsequent to June 30, 2012, we purchased approximately 2.0 million additional shares of Class A Common Stock for $104.2 million pursuant to our share repurchase program. The decrease in net cash flows used for financing activities in fiscal 2011 reflected a favorable comparison with fiscal 2010 which included the partial redemption of the 2012 and 2013 Senior Notes. This favorable comparison was offset by an increase in treasury stock purchases and an increase in the common stock dividends during fiscal 2011.

Dividends

On November 3, 2011, our Board of Directors declared a two-for-one stock split on our Class A and Class B Common Stock to be effected in the form of a stock dividend. As a result of this action, one additional share was issued on January 20, 2012 for each share held by stockholders of record at the close of business on January 4, 2012. The stock split did not have an impact on our consolidated financial position or results of operations. Share and per share amounts have been restated for the stock split.

During the current year, we paid dividends on Class A and Class B Common Stock of $.525 per share (or an aggregate of $204.0 million) as compared with $.375 per share (or an aggregate of $148.0 million) in the prior year.

Pension and Post-retirement Plan Funding

Several factors influence the annual funding requirements for our pension plans. For the U.S. Qualified Plan, our funding policy consists of annual contributions at a rate that provides for future plan benefits and maintains appropriate funded percentages. Such contribution is not less than the minimum required by the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") and subsequent pension legislation, and is not more than the maximum amount deductible for income tax purposes. For each international plan, our funding policies are determined by local laws and regulations. In addition, amounts necessary to fund future obligations under these plans could vary depending on estimated assumptions as detailed in *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates."* The effect of our pension plan funding on future operating results will depend on economic conditions, employee demographics, mortality rates, the number of participants electing to take lump-sum distributions, investment performance and funding decisions.

For the U.S. Qualified Plan, we maintain an investment strategy of matching the duration of a substantial portion of the plan assets with the duration of the underlying plan liabilities. This strategy assisted in maintaining a funded ratio of more than 100% as of June 30, 2012. For fiscal 2012 and 2011, we met or exceeded all minimum contributions required by ERISA for the U.S. Qualified Plan. These cash contributions to the U.S. Qualified Plan totaled $75.6 million and $35.6 million during fiscal 2012 and 2011, respectively. We made discretionary cash contributions to our post-retirement medical plan in the United States of $9.4 million and $8.4 million during fiscal 2012 and 2011, respectively. As we continue to monitor the performance of our plan assets, we may decide to make discretionary cash contributions to the U.S. Qualified Plan or our post-retirement plan in the United States during fiscal 2013, but do not have plans to do so at this time.

For fiscal 2012 and 2011, we made benefit payments under our non-qualified domestic noncontributory pension plan of $6.6 million and $8.8 million, respectively. We expect to make benefit payments under this plan during fiscal 2013 of approximately $10.8 million. For fiscal 2012 and 2011, we made cash contributions to our international defined benefit pension plans of $29.7 million and $34.1 million, respectively. We expect to make contributions under these plans during fiscal 2013 of approximately $24.7 million.

Commitments and Contingencies

Certain of our business acquisition agreements include "earn-out" provisions. These provisions generally require that we pay to the seller or sellers of the business additional amounts based on the performance of the acquired business. Since the size of each payment depends upon performance of the acquired business, we do not expect that such payments will have a material adverse impact on our future results of operations or financial condition.

For additional contingencies refer to *"Note 14—Commitments and Contingencies"* of Notes to Consolidated Financial Statements.

Contractual Obligations

The following table summarizes scheduled maturities of our contractual obligations for which cash flows are fixed and determinable as of June 30, 2012:

		Payments Due in Fiscal					
	Total	2013	2014	2015	2016	2017	Thereafter
(In millions)							
Debt service[1]	$2,066.7	$ 286.2	$291.6	$ 46.6	$ 46.4	$346.3	$1,049.6
Operating lease commitments[2]	1,537.9	266.6	243.5	209.3	182.8	153.5	482.2
Unconditional purchase obligations[3]	2,178.6	1,130.0	213.1	197.5	185.0	114.5	338.5
Gross unrecognized tax benefits and interest—current[4]	0.9	0.9	—	—	—	—	—
Total contractual obligations	$5,784.1	$1,683.7	$748.2	$453.4	$414.2	$614.3	$1,870.3

(1) Includes long-term and short-term debt and the related projected interest costs, and to a lesser extent, capital lease commitments. Interest costs on long-term and short-term debt are projected to be $64.4 million in fiscal 2013, $55.1 million in fiscal 2014, $46.2 million in each of the years from fiscal 2015 through fiscal 2017 and $549.8 million thereafter. Projected interest costs on variable rate instruments were calculated using market rates at June 30, 2012. Including the 2022 Senior Notes and 2042 Senior Notes and redemption of the 2013 Senior Notes, debt service costs are projected to increase $247.2 million in fiscal 2013, decrease $223.9 million in fiscal 2014, increase $15.1 million in each of the years from fiscal 2015 through fiscal 2017, and increase $768.2 million thereafter. Refer to *"Note 10—Debt"* of Notes to Consolidated Financial Statements.

(2) Minimum operating lease commitments only include base rent. Certain leases provide for contingent rents that are not measurable at inception and primarily include rents based on a percentage of sales in excess of stipulated levels, as well as common area maintenance. These amounts are excluded from minimum operating lease commitments and are included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably measurable.

(3) Unconditional purchase obligations primarily include inventory commitments, estimated future earn-out payments, estimated royalty payments pursuant to license agreements, advertising commitments, capital improvement commitments, planned funding of pension and other post-retirement benefit obligations, commitments pursuant to executive compensation arrangements, obligations related to our cost savings initiatives and acquisitions. Future earn-out payments and future royalty and advertising commitments were estimated based on planned future sales for the term that was in effect at June 30, 2012, without consideration for potential renewal periods.

(4) Refer to *"Note 8—Income Taxes"* of Notes to Consolidated Financial Statements for information regarding unrecognized tax benefits. As of June 30, 2012, the noncurrent portion of our unrecognized tax benefits, including related accrued interest and penalties was $106.2 million. At this time, the settlement period for the noncurrent portion of the unrecognized tax benefits, including related accrued interest and penalties, cannot be determined and therefore was not included.

Derivative Financial Instruments and Hedging Activities

We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We enter into foreign currency forward contracts and may enter into option contracts to reduce the effects of fluctuating foreign currency exchange rates and interest rate derivatives to manage the effects of interest rate movements on our aggregate liability portfolio. We also enter into foreign currency forward contracts and may use option contracts, not designated as hedging instruments, to mitigate the change in fair value of specific assets and liabilities on the balance sheet. We do not utilize derivative financial instruments for trading or speculative purposes. Costs associated with entering into these derivative financial instruments have not been material to our consolidated financial results.

For each derivative contract entered into where we look to obtain special hedge accounting treatment, we formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the hedge transaction, the nature of the risk being hedged, how the hedging instruments' effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, or that it has ceased to be a highly effective hedge, we will be required to discontinue hedge accounting with respect to that derivative prospectively.

Foreign Exchange Risk Management

We enter into foreign currency forward contracts to hedge anticipated transactions, as well as receivables and payables denominated in foreign currencies, for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on costs and on the cash flows that we receive from foreign subsidiaries. The majority of foreign currency forward contracts are denominated in currencies of major industrial countries. We may also enter into foreign currency option contracts to hedge anticipated transactions. The foreign currency forward contracts entered into to hedge anticipated transactions have been designated as foreign currency cash-flow hedges and have varying maturities through the end of March 2014. Hedge effectiveness of foreign currency forward contracts is based on a hypothetical derivative methodology and excludes the portion of fair value attributable to the spot-forward difference which is recorded in current-period earnings. The ineffective portion of foreign currency forward contracts is recorded in current-period earnings. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued and gains and losses accumulated in other comprehensive income (loss) are reclassified to earnings when the underlying forecasted transaction occurs. If it is probable that the forecasted transaction will no longer occur, then any gains or losses in accumulated other comprehensive income (loss) are reclassified to current-period earnings. As of June 30, 2012, these foreign currency cash-flow hedges were highly effective in all material respects.

At June 30, 2012, we had foreign currency forward contracts in the amount of $1,476.0 million. The foreign currencies included in foreign currency forward contracts (notional value stated in U.S. dollars) are principally the British pound ($376.7 million), Euro ($223.4 million), Canadian dollar ($184.0 million), Swiss franc ($129.9 million), Australian dollar ($106.5 million), Korean won ($75.1 million) and Thailand baht ($51.3 million).

Credit Risk

As a matter of policy, we only enter into derivative contracts with counterparties that have a long-term credit rating of at least A- or higher by at least two nationally recognized rating agencies. The counterparties to these contracts are major financial institutions. Exposure to credit risk in the event of nonperformance by any of the counterparties is limited to the gross fair value of contracts in asset positions, which totaled $17.7 million at June 30, 2012. To manage this risk, we have established counterparty credit guidelines that are continually monitored. Accordingly, management believes risk of loss under these hedging contracts is remote.

Certain of our derivative financial instruments contain credit-risk-related contingent features. At June 30, 2012, we were in a net asset position for certain derivative contracts that contain such features with two counterparties. The fair value of those contracts as of June 30, 2012 was approximately $2.8 million. As of June 30, 2012, we were in compliance with such credit-risk-related contingent features.

Market Risk

We use a value-at-risk model to assess the market risk of our derivative financial instruments. Value-at-risk represents the potential losses for an instrument or portfolio from adverse changes in market factors for a specified time period and confidence level. We estimate value-at-risk across all of our derivative financial instruments using a model with historical volatilities and correlations calculated over the past 250-day period. The high, low and average measured value-at-risk during fiscal 2012 related to our foreign exchange contracts is as follows:

	YEAR ENDED JUNE 30, 2012		
(In millions)	High	Low	Average
Foreign exchange contracts	**$47.1**	**$9.0**	**$24.7**

The model estimates were made assuming normal market conditions and a 95 percent confidence level. We used a statistical simulation model that valued our derivative financial instruments against one thousand randomly generated market price paths. Our calculated value-at-risk exposure represents an estimate of reasonably possible net losses that would be recognized on our portfolio of derivative financial instruments assuming hypothetical movements in future market rates and is not necessarily indicative of actual results, which may or may not occur. It does not represent the maximum possible loss or any expected loss that may occur, since actual future gains and losses will differ from those estimated, based upon actual fluctuations in market rates, operating exposures, and the timing thereof, and changes in our portfolio of derivative financial instruments during the year.

We believe, however, that any such loss incurred would be offset by the effects of market rate movements on the respective underlying transactions for which the derivative financial instrument was intended.

OFF-BALANCE SHEET ARRANGEMENTS

We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities, other than operating leases, that would be expected to have a material current or future effect upon our financial condition or results of operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

Refer to *"Note 2—Summary of Significant Accounting Policies"* of Notes to Consolidated Financial Statements for discussion regarding the impact of accounting standards that were recently issued but not yet effective, on our consolidated financial statements.

FORWARD-LOOKING INFORMATION

We and our representatives from time to time make written or oral forward-looking statements, including statements contained in this and other filings with the Securities and Exchange Commission, in our press releases and in our reports to stockholders. The words and phrases "will likely result," "expect," "believe," "planned," "may," "should," "could," "anticipate," "estimate," "project," "intend," "forecast" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, product introductions, entry into new geographic regions, information systems initiatives, new methods of sale, our long-term strategy, restructuring and other charges and resulting cost savings, and future operations or operating results. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, actual results may differ materially from our expectations. Factors that could cause actual results to differ from expectations include, without limitation:

(1) increased competitive activity from companies in the skin care, makeup, fragrance and hair care businesses, some of which have greater resources than we do;

(2) our ability to develop, produce and market new products on which future operating results may depend and to successfully address challenges in our business;

(3) consolidations, restructurings, bankruptcies and reorganizations in the retail industry causing a decrease in the number of stores that sell our products, an increase in the ownership concentration within the retail industry, ownership of retailers by our competitors or ownership of competitors by our customers that are retailers and our inability to collect receivables;

(4) destocking and tighter working capital management by retailers;

(5) the success, or changes in timing or scope, of new product launches and the success, or changes in the timing or the scope, of advertising, sampling and merchandising programs;

(6) shifts in the preferences of consumers as to where and how they shop for the types of products and services we sell;

(7) social, political and economic risks to our foreign or domestic manufacturing, distribution and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States;

(8) changes in the laws, regulations and policies (including the interpretations and enforcement thereof) that affect, or will affect, our business, including those relating to our products or distribution networks, changes in accounting standards, tax laws and regulations, environmental or climate change laws, regulations or accords, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action we may take as a result;

(9) foreign currency fluctuations affecting our results of operations and the value of our foreign assets, the relative prices at which we and our foreign competitors sell products in the same markets and our operating and manufacturing costs outside of the United States;

(10) changes in global or local conditions, including those due to the volatility in the global credit and equity markets, natural or man-made disasters, real or perceived epidemics, or energy costs, that could affect consumer purchasing, the willingness or ability of consumers to travel and/or purchase our products while traveling, the financial strength of our customers, suppliers or other contract counterparties, our operations, the cost and availability of capital which we may need for new equipment, facilities or acquisitions, the returns that we are able to generate on our pension assets and the resulting impact on funding obligations, the cost and availability of raw materials and the assumptions underlying our critical accounting estimates;

(11) shipment delays, commodity pricing, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities that manufacture nearly all of our supply of a particular type of product (i.e. focus factories) or at our distribution or inventory centers, including disruptions that may be caused by the implementation of SAP as part of our Strategic Modernization Initiative or by restructurings;

(12) real estate rates and availability, which may affect our ability to increase or maintain the number of retail locations at which we sell our products and the costs associated with our other facilities;

(13) changes in product mix to products which are less profitable;

(14) our ability to acquire, develop or implement new information and distribution technologies and initiatives on a timely basis and within our cost estimates and our ability to maintain continuous operations of such systems and the security of data and other information that may be stored in such systems or other systems or media;

(15) our ability to capitalize on opportunities for improved efficiency, such as publicly-announced strategies and restructuring and cost-savings initiatives, and to integrate acquired businesses and realize value therefrom;

(16) consequences attributable to local or international conflicts around the world, as well as from any terrorist action, retaliation and the threat of further action or retaliation;

(17) the timing and impact of acquisitions and divestitures, which depend on willing sellers and buyers, respectively; and

(18) additional factors as described in our filings with the Securities and Exchange Commission, including this Annual Report on Form 10-K for the fiscal year ended June 30, 2012.

We assume no responsibility to update forward-looking statements made herein or otherwise.

YEAR ENDED JUNE 30	2012	2011	2010
(In millions, except per share data)			
Net Sales	$9,713.6	$8,810.0	$7,795.8
Cost of sales	1,995.8	1,936.9	1,829.4
Gross Profit	7,717.8	6,873.1	5,966.4
Operating expenses			
Selling, general and administrative	6,324.8	5,696.7	5,067.0
Restructuring and other charges	59.6	49.0	61.1
Goodwill impairment	—	29.3	16.6
Impairment of other intangible and long-lived assets	21.7	8.7	31.8
Total operating expenses	6,406.1	5,783.7	5,176.5
Operating Income	1,311.7	1,089.4	789.9
Interest expense, net	61.1	63.9	74.3
Interest expense on debt extinguishment	—	—	27.3
Other income	10.5	—	—
Earnings before Income Taxes	1,261.1	1,025.5	688.3
Provision for income taxes	400.6	321.7	205.9
Net Earnings	860.5	703.8	482.4
Net earnings attributable to noncontrolling interests	(3.6)	(3.0)	(4.1)
Net Earnings Attributable to The Estée Lauder Companies Inc.	$ 856.9	$ 700.8	$ 478.3
Net earnings attributable to The Estée Lauder Companies Inc. per common share			
Basic	$ 2.20	$ 1.78	$ 1.21
Diluted	$ 2.16	$ 1.74	$ 1.19
Weighted-average common shares outstanding			
Basic	388.7	394.0	395.4
Diluted	397.0	402.4	401.5
Cash dividends declared per common share	$ .525	$ .375	$ .275

See notes to consolidated financial statements.

JUNE 30 ($ in millions)	2012	2011
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,347.7	$ 1,253.0
Accounts receivable, net	1,060.3	945.6
Inventory and promotional merchandise, net	983.6	995.6
Prepaid expenses and other current assets	463.5	492.3
Total current assets	3,855.1	3,686.5
Property, Plant and Equipment, net	1,231.8	1,143.1
Other Assets		
Goodwill	882.6	877.3
Other intangible assets, net	190.1	227.5
Other assets	433.4	339.5
Total other assets	1,506.1	1,444.3
Total assets	$ 6,593.0	$ 6,273.9
LIABILITIES AND EQUITY		
Current Liabilities		
Current debt	$ 219.0	$ 138.0
Accounts payable	493.8	446.7
Accrued income taxes	97.2	62.3
Other accrued liabilities	1,315.8	1,296.3
Total current liabilities	2,125.8	1,943.3
Noncurrent Liabilities		
Long-term debt	1,069.1	1,080.1
Accrued income taxes	106.3	130.0
Other noncurrent liabilities	544.3	473.5
Total noncurrent liabilities	1,719.7	1,683.6
Commitments and Contingencies		
Equity		
Common stock, $.01 par value; 650,000,000 shares Class A authorized; shares issued: 399,491,292 at June 30, 2012 and 393,173,952 at June 30, 2011; 240,000,000 shares Class B authorized; shares issued and outstanding: 151,778,082 at June 30, 2012 and 151,964,082 at June 30, 2011	5.5	5.5
Paid-in capital	2,006.1	1,735.6
Retained earnings	4,764.9	4,113.7
Accumulated other comprehensive income (loss)	(212.9)	17.7
	6,563.6	5,872.5
Less: Treasury stock, at cost; 162,371,840 Class A shares at June 30, 2012 and 150,575,090 Class A shares at June 30, 2011	(3,830.4)	(3,243.1)
Total stockholders' equity—The Estée Lauder Companies Inc.	2,733.2	2,629.4
Noncontrolling interests	14.3	17.6
Total equity	2,747.5	2,647.0
Total liabilities and equity	$ 6,593.0	$ 6,273.9

See notes to consolidated financial statements.

YEAR ENDED JUNE 30	2012	2011	2010
(In millions)			
Common stock, beginning of year	**$ 5.5**	$ 5.5	$ 5.3
Stock-based compensation	**—**	—	0.2
Common stock, end of year	**5.5**	5.5	5.5
Paid-in capital, beginning of year	**1,735.6**	1,428.7	1,145.6
Stock-based compensation	**270.7**	306.9	283.7
Purchase of noncontrolling interest	**(0.2)**	—	(0.6)
Paid-in capital, end of year	**2,006.1**	1,735.6	1,428.7
Retained earnings, beginning of year	**4,113.7**	3,561.2	3,192.3
Common stock dividends	**(204.1)**	(148.3)	(109.3)
Stock-based compensation	**(1.6)**	—	(0.1)
Net earnings attributable to The Estée Lauder Companies Inc.	**856.9**	700.8	478.3
Retained earnings, end of year	**4,764.9**	4,113.7	3,561.2
Accumulated other comprehensive income (loss), beginning of year	**17.7**	(196.7)	(117.1)
Other comprehensive income (loss)	**(230.6)**	214.4	(79.4)
Purchase of noncontrolling interest	**—**	—	(0.2)
Accumulated other comprehensive income (loss), end of year	**(212.9)**	17.7	(196.7)
Treasury stock, beginning of year	**(3,243.1)**	(2,850.3)	(2,586.1)
Acquisition of treasury stock	**(555.2)**	(376.9)	(257.8)
Stock-based compensation	**(32.1)**	(15.9)	(6.4)
Treasury stock, end of year	**(3,830.4)**	(3,243.1)	(2,850.3)
Total stockholders' equity—The Estée Lauder Companies Inc.	**2,733.2**	2,629.4	1,948.4
Noncontrolling interests, beginning of year	**17.6**	17.0	24.0
Net earnings attributable to noncontrolling interests	**3.6**	3.0	4.1
Distributions to noncontrolling interest holders	**(3.9)**	(5.6)	(7.7)
Purchase of noncontrolling interest	**(0.4)**	—	—
Other comprehensive income (loss)	**(2.6)**	3.2	(3.4)
Noncontrolling interests, end of year	**14.3**	17.6	17.0
Total equity	**$ 2,747.5**	$ 2,647.0	$ 1,965.4

See notes to consolidated financial statements.

YEAR ENDED JUNE 30 (In millions)	**2012**	2011	2010
Net earnings	**$860.5**	$703.8	$482.4
Other comprehensive income (loss):			
Net unrealized investment gain (loss), net of tax	**—**	0.3	0.4
Net derivative instrument gain (loss), net of tax	**18.1**	(15.0)	12.8
Net actuarial gain (loss), net of tax	**(101.0)**	25.9	(32.4)
Net prior service credit (cost), net of tax	**6.5**	(7.3)	5.5
Translation adjustments, net of tax	**(156.8)**	213.7	(69.3)
	(233.2)	217.6	(83.0)
Comprehensive income (loss)	**627.3**	921.4	399.4
Comprehensive (income) loss attributable to noncontrolling interests:			
Net earnings	**(3.6)**	(3.0)	(4.1)
Translation adjustments, net of tax	**2.6**	(3.2)	3.4
	(1.0)	(6.2)	(0.7)
Comprehensive income (loss) attributable to The Estée Lauder Companies Inc.	**$626.3**	$915.2	$398.7

See notes to consolidated financial statements.

YEAR ENDED JUNE 30	**2012**	2011	2010
(In millions)			
Cash Flows from Operating Activities			
Net earnings	**$ 860.5**	$ 703.8	$ 482.4
Adjustments to reconcile net earnings to net cash flows from operating activities:			
Depreciation and amortization	**295.8**	294.4	263.7
Deferred income taxes	**(22.1)**	(24.5)	(24.7)
Non-cash stock-based compensation	**124.7**	94.8	57.0
Excess tax benefits from stock-based compensation arrangements	**(57.8)**	(49.7)	(10.8)
Loss on disposal of property, plant and equipment	**12.7**	7.7	23.0
Goodwill, other intangible asset and long-lived asset impairments	**21.7**	38.0	48.4
Non-cash charges associated with restructuring activities	**3.5**	9.4	21.4
Non-cash charge on debt extinguishment	**—**	—	2.4
Pension and post-retirement benefit expense	**68.5**	78.5	61.6
Pension and post-retirement benefit contributions	**(126.9)**	(92.4)	(125.7)
Other non-cash items	**3.7**	0.6	0.6
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable, net	**(178.4)**	(124.7)	79.2
Increase in inventory and promotional merchandise, net	**(41.2)**	(95.1)	(60.8)
Decrease (increase) in other assets, net	**(63.1)**	(52.5)	29.3
Increase (decrease) in accounts payable	**68.3**	(17.0)	103.6
Increase (decrease) in accrued income taxes	**96.6**	103.1	(78.8)
Increase in other liabilities	**60.2**	152.6	84.9
Net cash flows provided by operating activities	**1,126.7**	1,027.0	956.7
Cash Flows from Investing Activities			
Capital expenditures	**(420.7)**	(351.0)	(270.6)
Acquisition of businesses and other intangible assets, net of cash acquired	**(7.6)**	(256.1)	(10.7)
Proceeds from the disposition of long-term investments	**—**	0.2	—
Purchases of long-term investments	**—**	—	(0.1)
Net cash flows used for investing activities	**(428.3)**	(606.9)	(281.4)
Cash Flows from Financing Activities			
Borrowings (repayments) of current debt, net	**197.4**	0.4	(7.5)
Debt issuance costs	**(1.1)**	—	—
Repayments and redemptions of long-term debt	**(128.8)**	(16.5)	(227.2)
Net settlement of interest rate derivatives	**—**	47.4	—
Net proceeds from stock-based compensation transactions	**90.8**	156.1	205.0
Excess tax benefits from stock-based compensation arrangements	**57.8**	49.7	10.8
Payments to acquire treasury stock	**(592.7)**	(396.6)	(266.7)
Dividends paid to stockholders	**(204.0)**	(148.0)	(109.1)
Payments to noncontrolling interest holders	**(4.5)**	(5.6)	(11.4)
Net cash flows used for financing activities	**(585.1)**	(313.1)	(406.1)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**(18.6)**	25.3	(13.0)
Net Increase in Cash and Cash Equivalents	**94.7**	132.3	256.2
Cash and Cash Equivalents at Beginning of Year	**1,253.0**	1,120.7	864.5
Cash and Cash Equivalents at End of Year	**$1,347.7**	$1,253.0	$1,120.7

See notes to consolidated financial statements.

NOTE 1—DESCRIPTION OF BUSINESS

The Estée Lauder Companies Inc. manufactures, markets and sells skin care, makeup, fragrance and hair care products around the world. Products are marketed under various brand names including: Estée Lauder, Aramis, Clinique, Prescriptives, Lab Series, Origins, M·A·C, Bobbi Brown, La Mer, Aveda, Jo Malone, Bumble and bumble, Darphin, Flirt!, GoodSkin Labs, Ojon and Smashbox. Certain subsidiaries of The Estée Lauder Companies Inc. are also the global licensee of the Tommy Hilfiger, Kiton, Donna Karan, Michael Kors, Tom Ford, Coach and Ermenegildo Zegna brand names for fragrances and/or cosmetics.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of The Estée Lauder Companies Inc. and its subsidiaries (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated.

Certain amounts in the consolidated financial statements of prior years have been reclassified to conform to current year presentation.

All share (except par value per share), earnings per common share and cash dividends declared per common share information for all prior years reflect the two-for-one stock split on the Company's Class A and Class B Common Stock, which was effected in the form of a stock dividend for each share held by stockholders of record at the close of business on January 4, 2012. The number of shares of the Company's Class A Common Stock issuable upon exercise of outstanding stock options and vesting of other stock-based awards were proportionately increased in accordance with the terms of the respective plans.

Management Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses reported in those financial statements. Certain significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, inventory, pension and other post-retirement benefit costs, goodwill, other intangible assets and long-lived assets, income taxes and derivatives. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Significant changes, if any, in those estimates and assumptions resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

Currency Translation and Transactions

All assets and liabilities of foreign subsidiaries and affiliates are translated at year-end rates of exchange, while revenue and expenses are translated at weighted-average rates of exchange for the period. Unrealized translation gains or losses are reported as cumulative translation adjustments through other comprehensive income (loss) ("OCI"). Such adjustments, attributable to The Estée Lauder Companies Inc., amounted to $(154.2) million, $210.5 million and $65.9 million of unrealized translation gains (losses), net of tax, in fiscal 2012, 2011 and 2010, respectively. For the Company's Venezuelan subsidiary operating in a highly inflationary economy, the U.S. dollar is the functional currency. Remeasurement adjustments in financial statements in a highly inflationary economy and other transactional gains and losses are reflected in earnings.

The Company enters into foreign currency forward contracts and may enter into option contracts to hedge foreign currency transactions for periods consistent with its identified exposures. Accordingly, the Company categorizes these instruments as entered into for purposes other than trading.

The accompanying consolidated statements of earnings include net exchange losses on foreign currency transactions of $0.5 million, $18.6 million and $33.3 million in fiscal 2012, 2011 and 2010, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include $660.2 million and $242.5 million of short-term time deposits at June 30, 2012 and 2011, respectively. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of June 30, 2012, approximately 24% and 20% of the Company's cash and cash equivalents are held by two financial institutions.

Accounts Receivable

Accounts receivable is stated net of the allowance for doubtful accounts and customer deductions totaling $31.1 million and $33.9 million as of June 30, 2012 and 2011, respectively. This reserve is based upon the evaluation of accounts receivable aging, specific exposures and historical trends.

Inventory and Promotional Merchandise

Inventory and promotional merchandise only includes inventory considered saleable or usable in future periods, and is stated at the lower of cost or fair-market value, with cost being based on standard cost which approximates actual cost on the first-in, first-out method. Cost components include raw materials, componentry, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight. Manufacturing overhead is allocated to the cost of inventory based on the normal production capacity. Unallocated overhead during periods of abnormally low production levels are recognized as cost of sales in the period in which they are incurred. Promotional merchandise is charged to expense at the time the merchandise is shipped to the Company's customers. Included in inventory and promotional merchandise is an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated realizable value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends and requirements to support forecasted sales. In addition, and as necessary, specific reserves for future known or anticipated events may be established.

Derivative Financial Instruments

The Company's derivative financial instruments are recorded as either assets or liabilities on the balance sheet and measured at fair value. All derivatives are (i) designated as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), (ii) designated as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("foreign currency cash-flow" hedge), or (iii) not designated as a hedging instrument. Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge that is highly effective are recorded in current-period earnings, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on unrecognized firm commitments). Changes in the fair value of a derivative that is designated and qualifies as a foreign currency cash-flow hedge of a foreign-currency-denominated forecasted transaction that is highly effective are recorded in OCI. Gains and losses deferred in OCI are then recognized in current-period earnings when earnings are affected by the variability of cash flows of the hedged foreign-currency-denominated forecasted transaction (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). Changes in the fair value of derivative instruments not designated as hedging instruments are reported in current-period earnings.

Property, Plant and Equipment

Property, plant and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are carried at cost less accumulated depreciation and amortization. Costs incurred for computer software developed or obtained for internal use are capitalized during the application development stage and expensed as incurred during the preliminary project and post-implementation stages. For financial statement purposes, depreciation is provided principally on the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lives of the respective leases or the expected useful lives of those improvements.

Goodwill and Other Indefinite-lived Intangible Assets

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other indefinite-lived intangible assets principally consist of trademarks. Goodwill and other indefinite-lived intangible assets are not amortized.

The Company assesses goodwill and other indefinite-lived intangible assets at least annually for impairment as of the beginning of the fiscal fourth quarter, or more frequently if certain events or circumstances exist. The Company tests goodwill for impairment at the reporting unit level, which is one level below the Company's operating segments. The Company identifies its reporting units by assessing whether the components of its operating segments constitute businesses for which discrete financial information is available and management of each reporting unit regularly reviews the operating results of those components. The Company makes certain judgments and assumptions in allocating assets and liabilities to determine carrying values for its reporting units. Impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. The impairment test for indefinite-lived intangible assets encompasses calculating a fair value of an indefinite-lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the fair value, impairment is recorded.

Testing goodwill for impairment requires the Company to estimate fair values of reporting units using significant estimates and assumptions. The assumptions made will impact the outcome and ultimate results of the testing. The Company uses industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, the Company engages third-party valuation specialists for advice. To determine fair value of the reporting unit, the Company generally uses an equal weighting of the income and market approaches. In certain circumstances, equal weighting will not be applied if one of these methods may be less applicable (e.g., only the income approach would be used for reporting units with existing negative margins). The Company believes both approaches are equally relevant and the most reliable indications of fair value because the fair value of product or service companies is more dependent on the ability to generate earnings than on the value of the assets used in the production process.

Under the income approach, the Company determines fair value using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. Under the market approach, the Company utilizes information from comparable publicly traded companies with similar operating and investment characteristics as the reporting units, which creates valuation multiples that are applied to the operating performance of the reporting unit being tested, to value the reporting unit. The key estimates and factors used in these two approaches include, but are not limited to, revenue growth rates and profit margins based on internal forecasts, terminal value, the weighted-average cost of capital used to discount future cash flows and comparable market multiples.

To determine fair value of other indefinite-lived intangible assets, the Company uses an income approach, the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. Other indefinite-lived intangible assets' fair values require significant judgments in determining both the assets' estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such events or changes in circumstances occur, a recoverability test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. If the projected undiscounted cash flows are less than the carrying value, then an impairment charge would be recorded for the excess of the carrying value over the fair value, which is determined by discounting future cash flows.

Concentration of Credit Risk

The Company is a worldwide manufacturer, marketer and distributor of skin care, makeup, fragrance and hair care products. Domestic and international sales are made primarily to department stores, perfumeries and specialty retailers. The Company grants credit to all qualified customers and does not believe it is exposed significantly to any undue concentration of credit risk.

The Company's largest customer sells products primarily within the United States and accounted for $1,048.1 million, or 11%, $967.6 million, or 11%, and $876.3 million, or 11%, of the Company's consolidated net sales in fiscal 2012, 2011 and 2010, respectively. This customer accounted for $110.2 million, or 10%, and $92.3 million, or 10%, of the Company's accounts receivable at June 30, 2012 and 2011, respectively.

Revenue Recognition

Revenues from product sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. In the Americas region, sales are generally recognized at the time the product is shipped to the customer and in the Europe, the Middle East & Africa and Asia/Pacific regions, sales are generally recognized based upon the customer's receipt. In certain circumstances, transfer of title takes place at the point of sale, for example, at the Company's retail stores. The Company records revenues generated from purchase with purchase promotions in Net Sales and costs of its purchase with purchase and gift with purchase promotions in Cost of sales.

Revenues are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts, incentive arrangements with retailers and an amount established for anticipated product returns. The Company's practice is to accept product returns from retailers only if properly requested, authorized and approved. In accepting returns, the Company typically provides a credit to the retailer against accounts receivable from that retailer. As a percentage of gross sales, returns were 3.5% in fiscal 2012 and 2011 and 4.3% in fiscal 2010.

Payments to Customers

Certain incentive arrangements require the payment of a fee to customers based on their attainment of pre-established sales levels. These fees have been recorded as a reduction of Net Sales in the accompanying consolidated statements of earnings and were not material to the results of operations in any period presented.

The Company enters into transactions related to advertising, product promotions and demonstrations, some of which involve cooperative relationships with customers. These activities may be arranged either with unrelated third parties or in conjunction with the customer. The Company's share of the cost of these transactions (regardless of to whom they were paid) are reflected in Selling, general and administrative expenses in the accompanying consolidated statements of earnings and were approximately $1,343 million, $1,152 million and $1,070 million in fiscal 2012, 2011 and 2010, respectively.

Advertising and Promotion

Global net expenses for advertising, merchandising, sampling, promotion and product development costs were $2,655.7 million, $2,345.8 million and $2,015.9 million in fiscal 2012, 2011 and 2010, respectively, and are expensed as incurred. Excluding the impact of purchase with purchase and gift with purchase promotions, advertising, merchandising, sampling and promotion expenses included in operating expenses were $2,458.9 million, $2,160.7 million and $1,818.5 million in fiscal 2012, 2011 and 2010, respectively.

Research and Development

Research and development costs amounted to $96.5 million, $85.7 million and $79.5 million in fiscal 2012, 2011 and 2010, respectively. Research and development costs are expensed as incurred.

Shipping and Handling

Shipping and handling expenses of $312.4 million, $289.7 million and $263.3 million in fiscal 2012, 2011 and 2010, respectively, are recorded in Selling, general and administrative expenses in the accompanying consolidated statements of earnings and include distribution center costs, third-party logistics costs and outbound freight.

Operating Leases

The Company recognizes rent expense from operating leases with periods of free and scheduled rent increases on a straight-line basis over the applicable lease term. The Company considers lease renewals when such renewals are reasonably assured. From time to time, the Company may receive capital improvement funding from its lessors. These amounts are recorded as deferred liabilities and amortized over the remaining lease term as a reduction of rent expense.

License Arrangements

The Company's license agreements provide the Company with worldwide rights to manufacture, market and sell beauty and beauty-related products (or particular categories thereof) using the licensors' trademarks. The licenses typically have an initial term of approximately 5 years to 11 years, and are renewable subject to the Company's compliance with the license agreement provisions. The remaining terms, including the potential renewal periods, range from approximately 9 years to 29 years. Under each license, the Company is required to pay royalties to the licensor, at least annually, based on net sales to third parties.

Most of the Company's licenses were entered into to create new business. In some cases, the Company acquired, or entered into, a license where the licensor or another licensee was operating a pre-existing beauty products business. In those cases, other intangible assets are capitalized and amortized over their useful lives.

Certain license agreements may require minimum royalty payments, incremental royalties based on net sales levels and minimum spending on advertising and promotional activities. Royalty expenses are accrued in the period in which net sales are recognized while advertising and promotional expenses are accrued at the time these costs are incurred.

Stock-Based Compensation

The Company records stock-based compensation, measured at the fair value of the award, as an expense in the consolidated financial statements. Upon the exercise of stock options or the vesting of restricted stock units, performance share units and market share units, the resulting excess tax benefits, if any, are credited to additional paid-in capital. Any resulting tax deficiencies will first be offset against those cumulative credits to additional paid-in capital. If the cumulative credits to additional paid-in capital are exhausted, tax deficiencies will be recorded to the provision for income taxes. Excess tax benefits are required to be reflected as financing cash inflows in the accompanying consolidated statements of cash flows.

Income Taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its consolidated financial statements or tax returns. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. Included in net deferred tax assets is a valuation allowance for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. Based on the Company's assessments, no additional valuation allowance is required. If the Company determines that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time.

The Company provides tax reserves for U.S. federal, state, local and foreign exposures relating to periods subject to audit. The development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. The Company assesses its tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a tax authority that has full knowledge of all relevant information. For those tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the consolidated financial statements. The Company classifies applicable interest and penalties as a component of the provision for income taxes. Although the outcome relating to these exposures is uncertain, in management's opinion adequate provisions for income taxes have been made for estimable potential liabilities emanating from these exposures. If actual outcomes differ materially from these estimates, they could have a material impact on the Company's consolidated results of operations.

Recently Adopted Accounting Standards

In September 2011, the Financial Accounting Standards Board ("FASB") amended its authoritative guidance related to multiemployer benefit plans. This revised guidance is intended to provide enhanced qualitative and quantitative disclosures about an employer's significant financial obligations to a multiemployer pension plan and, therefore, help financial statement users better understand the financial health of all significant plans in which the employer participates. To the extent the information required under the revised standard is not available in the public domain, as may be the case for some foreign plans, employers should include more qualitative information about the plan. This disclosure-only guidance became effective for the Company's fiscal 2012, with full retrospective application required. One of the Company's international affiliates participates in a multiemployer benefit plan, and the Company has concluded that its participation in this plan is not significant and did not require additional disclosure in the Company's consolidated financial statements.

In May 2011, the FASB amended its authoritative guidance related to fair value measurements to provide a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards ("IFRS"). This guidance clarifies the application of existing fair value measurement and expands the existing disclosure requirements. This guidance became effective for the Company's fiscal 2012 third quarter and was applied prospectively. This guidance did not have an impact on the Company's results of operations, financial position or cash flows. As a result of the adoption of this guidance, the Company did not change its valuation techniques but made additional disclosures included in Note 12—Fair Value Measurements.

In December 2010, the FASB amended its authoritative guidance related to Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more-likely-than-not that a goodwill impairment exists. In determining whether it is more-likely-than-not that a goodwill impairment exists, consideration should be made as to whether there are any adverse qualitative factors indicating that an impairment may exist. This guidance became effective for the Company's fiscal 2012 first quarter. The adoption of this standard did not have an impact on the Company's consolidated financial statements.

In December 2010, the FASB amended its authoritative guidance related to business combinations entered into by an entity that are material on an individual or aggregate basis. These amendments clarify existing guidance that if an entity presents comparative financial statements that include a material business combination, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance became effective prospectively for business combinations for which the acquisition date was on or after the first day of the Company's fiscal 2012. The adoption of this disclosure-only guidance did not have an impact on the Company's results of operations, financial position or cash flows.

In January 2010, the FASB issued authoritative guidance that requires entities to make new disclosures about recurring or nonrecurring fair-value measurements of assets and liabilities. The Company adopted the new guidance in its fiscal 2010 third quarter, except for certain detailed recurring Level 3 disclosures, which became effective for the Company's fiscal 2012 first quarter. The Company currently does not have any recurring Level 3 assets or liabilities.

Recently Issued Accounting Standards

In July 2012, the FASB amended its authoritative guidance related to testing indefinite-lived intangible assets for impairment. Under the revised guidance, entities testing their indefinite-lived intangible assets for impairment have the option of performing a qualitative assessment before performing further impairment testing. If entities determine, on the basis of qualitative factors, that it is more-likely-than-not that the asset is impaired, a quantitative test is required. The guidance becomes effective in the beginning of the Company's fiscal 2014, with early adoption permitted. The Company is currently evaluating the timing of adopting this guidance which is not expected to have an impact on the Company's consolidated financial statements.

In December 2011, the FASB issued authoritative guidance that creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. This revised guidance helps reconcile differences in the offsetting requirements under U.S. GAAP and IFRS. These requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. This disclosure-only guidance becomes effective for the Company's fiscal 2013 third quarter, with retrospective application required. The Company currently does not hold any financial or derivative instruments that are subject to an enforceable master netting arrangement. However, the Company currently utilizes the right of offset when netting certain negative cash balances in its consolidated balance sheets. This guidance is not expected to have an impact on the Company's results of operations, financial position or cash flows, but may require certain additional disclosures if such balances are material or if the Company enters into additional arrangements that fall under the provisions of this guidance.

In September 2011, the FASB amended its authoritative guidance related to testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before performing Step 1 of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more-likely-than-not less than the carrying amount, the two-step impairment test would be required. This guidance becomes effective in the beginning of the Company's fiscal 2013, with early adoption permitted. The Company is not adopting this guidance early, and it does not expect the guidance to have an impact on the Company's consolidated financial statements.

In June 2011, the FASB amended its authoritative guidance related to the presentation of comprehensive income, requiring entities to present items of net income and other comprehensive income either in one continuous statement or in two separate consecutive statements. This guidance also required entities to present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. In December 2011, the FASB issued an update to this guidance deferring the requirement to present reclassification adjustments on the face of the financial statements. However, the Company is still required to present reclassification adjustments on either the face of the financial statement where comprehensive income is reported or disclose the reclassification adjustments in the notes to the financial statements. This guidance, including the deferral, becomes effective for the Company's fiscal 2013 first quarter, with early adoption permitted and full retrospective application required. This guidance will result in changes in the presentation of the Company's consolidated financial statements and will not have a material impact on the Company's results of operations, financial position or cash flows.

NOTE 3 – INVENTORY AND PROMOTIONAL MERCHANDISE

JUNE 30	2012	2011
(In millions)		
Inventory and promotional merchandise, net consists of:		
Raw materials	**$220.7**	$230.2
Work in process	**98.0**	93.6
Finished goods	**473.9**	475.4
Promotional merchandise	**191.0**	196.4
	$983.6	$995.6

NOTE 4—PROPERTY, PLANT AND EQUIPMENT

JUNE 30	2012	2011
(In millions)		
Asset (Useful Life)		
Land	**$ 14.6**	$ 15.0
Buildings and improvements (10 to 40 years)	**188.8**	195.5
Machinery and equipment (3 to 10 years)	**647.1**	654.9
Computer hardware and software (4 to 10 years)	**824.2**	707.1
Furniture and fixtures (5 to 10 years)	**66.4**	74.3
Leasehold improvements	**1,227.3**	1,215.3
	2,968.4	2,862.1
Less accumulated depreciation and amortization	**1,736.6**	1,719.0
	$1,231.8	$1,143.1

The cost of assets related to projects in progress of $231.6 million and $183.5 million as of June 30, 2012 and 2011, respectively, is included in their respective asset categories above. Depreciation and amortization of property, plant and equipment was $286.9 million, $283.5 million and $251.8 million in fiscal 2012, 2011 and 2010, respectively. Depreciation and amortization related to the Company's manufacturing process is included in Cost of sales and all other depreciation and amortization is included in Selling, general and administrative expenses in the accompanying consolidated statements of earnings.

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The Company assigns goodwill of a reporting unit to the product category in which that reporting unit predominantly operates at the time of acquisition. The following table presents goodwill by product category and the related change in the carrying amount:

	Skin Care	Makeup	Fragrance	Hair Care	Total
(In millions)					
Balance as of June 30, 2010					
Goodwill	$ 67.9	$265.1	$54.8	$400.6	$788.4
Accumulated impairments	(20.9)	—	—	(15.0)	(35.9)
	47.0	265.1	54.8	385.6	752.5
Goodwill acquired during the year	—	147.2	—	—	147.2
Impairment charges	(2.6)	—	—	(26.7)	(29.3)
Translation and other adjustments	1.6	0.3	0.2	4.8	6.9
	(1.0)	147.5	0.2	(21.9)	124.8
Balance as of June 30, 2011					
Goodwill	70.4	412.6	55.0	406.9	944.9
Accumulated impairments	(24.4)	—	—	(43.2)	(67.6)
	46.0	412.6	55.0	363.7	877.3
Goodwill acquired during the year	—	8.8	—	—	8.8
Translation and other adjustments	(1.5)	(0.3)	(0.2)	(1.5)	(3.5)
	(1.5)	8.5	(0.2)	(1.5)	5.3
Balance as of June 30, 2012					
Goodwill	68.1	421.1	54.8	403.4	947.4
Accumulated impairments	(23.6)	—	—	(41.2)	(64.8)
	$44.5	$421.1	$54.8	$362.2	$882.6

Other Intangible Assets

Other intangible assets include trademarks and patents, as well as license agreements and other intangible assets resulting from or related to businesses and assets purchased by the Company. Indefinite-lived intangible assets (e.g., trademarks) are not subject to amortization and are assessed at least annually for impairment during the fiscal fourth quarter, or more frequently if certain events or circumstances exist. Other intangible assets (e.g., non-compete agreements, customer lists) are amortized on a straight-line basis over their expected period of benefit, approximately 2 years to 13 years. Intangible assets related to license agreements were amortized on a straight-line basis over their useful lives based on the terms of the respective agreements. The Company did not incur costs to extend or renew the term of acquired intangible assets during fiscal 2012.

Other intangible assets consist of the following:

	JUNE 30, 2012			JUNE 30, 2011		
	Gross Carrying Value	Accumulated Amortization	Total Net Book Value	Gross Carrying Value	Accumulated Amortization	Total Net Book Value
(In millions)						
Amortizable intangible assets:						
Customer lists and other	**$268.4**	**$191.9**	**$ 76.5**	$270.9	$168.5	$102.4
License agreements	**43.0**	**43.0**	**—**	43.0	43.0	—
	$311.4	**$234.9**	**76.5**	$313.9	$211.5	102.4
Non-amortizable intangible assets:						
Trademarks and other			**113.6**			125.1
Total intangible assets			**$190.1**			$227.5

The aggregate amortization expense related to amortizable intangible assets for fiscal 2012, 2011 and 2010 was $13.9 million, $14.6 million and $9.1 million, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

FISCAL	2013	2014	2015	2016	2017
(In millions)					
Estimated aggregate amortization expense	$12.4	$12.3	$12.1	$12.0	$9.9

Impairment Testing During Fiscal 2012

During the second quarter of fiscal 2012, the Ojon reporting unit identified a potential decline in its projected results of operations, primarily resulting from a softness in the direct response television channel, which caused the Company to review and revise Ojon's long-term forecast. The Company concluded that these changes in the business of the Ojon reporting unit triggered the need for an interim impairment test of its trademarks as of December 31, 2011. These changes in circumstances were also an indicator that the carrying amount of the customer list may not be recoverable. The Company performed an interim impairment test for the trademarks and a recoverability test for the customer list as of December 31, 2011. For the trademarks, the Company concluded that the carrying value exceeded its estimated fair value, which was based on the use of a royalty rate to determine discounted projected future cash flows ("relief-from-royalty method"). As a result, the Company recognized an impairment charge of $6.7 million. This charge was reflected in the hair care product category and in the Americas region. The Company concluded that the carrying value of the customer list was recoverable.

As of the Company's annual indefinite-lived asset impairment test on April 1, 2012, the Company determined that the carrying value of the Ojon brand trademark exceeded its estimated fair value, which was based on the relief-from-royalty method. As a result, the Company recognized an impairment charge of $3.3 million for the remaining carrying value of the related trademark. The Company also determined that the future cash flows associated with the Ojon brand customer list were less than its carrying value. As the remaining carrying value of the customer list is not recoverable, the Company recognized an impairment charge of $11.7 million. These impairment charges were reflected in the hair care product category and in the Americas region.

Impairment Testing During Fiscal 2011

During the third quarter of fiscal 2011, the Ojon reporting unit reassessed and subsequently altered the timing of new market initiatives, including the rollout of reformulated product lines and certain components of its future international expansion plans, resulting in revisions to its internal forecasts. The Company concluded that these changes in circumstances in the Ojon reporting unit triggered the need for an interim impairment review of its trademark and goodwill. Additionally, these changes in circumstances were also an indicator that the carrying amount of the customer list may not be recoverable. The Company performed an interim impairment test for the trademark and a recoverability test for the customer list as of February 28, 2011. For the customer list, the Company concluded that the carrying amount of this asset was recoverable. However, for the Ojon trademark, the Company concluded that the carrying value exceeded its estimated fair value, based on the relief-from-royalty method. As a result, the Company recognized an impairment charge of $7.0 million. After adjusting the carrying value of the trademark, the Company completed an interim impairment test for goodwill and recorded an impairment charge for the remaining goodwill related to the Ojon reporting unit of $29.3 million, at the exchange rate in effect at that time. The fair value of the reporting unit was based upon the income approach, utilizing estimated cash flows and a terminal value, discounted at a rate of return that reflects the relative risk of the cash flows. These impairment charges were reflected in the hair care and skin care product categories and in the Americas region.

As of the Company's annual indefinite-lived asset impairment test on April 1, 2011, the Company determined, as a result of a planned discontinuation, that the carrying values of two brand trademarks exceeded their estimated fair values, which were based on the use of the relief-from-royalty method. As a result, the Company recognized an impairment charge of $1.7 million for the carrying values of the related trademarks. These impairment charges were reflected in the makeup and skin care product categories and in the Americas region.

NOTE 6—ACQUISITION OF BUSINESS

On July 1, 2010, the Company acquired Smashbox. The purchase price was funded by cash provided by operations. The results of operations are included in the accompanying consolidated financial statements commencing with the date it was acquired. The aggregate cost of this transaction, net of cash acquired, and continuing earn-out obligations incurred during fiscal 2011 related to the acquisition of the Bobbi Brown brand was $257.6 million.

NOTE 7—RETURNS AND CHARGES ASSOCIATED WITH RESTRUCTURING ACTIVITIES

In an effort to drive down costs and achieve synergies within the organization, in February 2009, the Company announced the implementation of a multi-faceted cost savings program (the "Program") to position itself to achieve long-term profitable growth. The Company anticipates the Program will result in related restructuring and other charges, inclusive of cumulative charges recorded to date and through the remainder of the Program, totaling between $350 million and $450 million before taxes. While the Company will continue to seek cost savings opportunities, the Company's current plans are to identify and approve specific initiatives under the Program through calendar 2012 and execute those initiatives through fiscal 2013. The total amount of charges (pre-tax) associated with the Program, recorded, plus other initiatives approved through June 30, 2012, is approximately $361 million to $366 million, of which approximately $251 million to $253 million relates to restructuring charges, approximately $50 million of other costs to implement the initiatives, approximately $42 million to $45 million in sales returns and approximately $18 million in inventory write-offs. The restructuring charges are comprised of approximately $188 million to $190 million of employee-related costs, approximately $40 million of other exit costs and contract terminations (substantially all of which have resulted in or will result in cash expenditures), and approximately $23 million in non-cash asset write-offs. The total amount of cumulative charges (pre-tax) associated with the Program recorded from inception through June 30, 2012 was $302.6 million.

The Program focuses on a redesign of the Company's organizational structure in order to integrate it in a more cohesive way and operate more globally across brands and functions. The principal aspect of the Program was the reduction of the workforce by approximately 2,000 employees. Specific actions taken since the inception of the Program included:

- Resize and Reorganize the Organization—The Company continued the realignment and optimization of its organization to better leverage scale, improve productivity, reduce complexity and achieve cost savings in each region and across various functions. This included reduction of the workforce which occurred through the consolidation of certain functions, which the Company achieved through a combination of normal attrition and job eliminations, and the closure and consolidation of certain distribution and office facilities.

- Turnaround or Exit Unprofitable Operations—To improve the profitability in certain of the Company's brands and regions, the Company has selectively exited certain channels of distribution, categories and markets, and has made changes to turnaround others. This included the exit from the global wholesale distribution of the Company's Prescriptives brand, the reformulation of Ojon brand products and the exit from the global distribution of Sean John products. In connection with these activities, the Company incurred charges related to product returns, inventory write-offs, reduction of workforce and termination of contracts.
- Outsourcing—In order to balance the growing need for information technology support with the Company's efforts to provide the most efficient and cost effective solutions, the Company continued the outsourcing of certain information technology processes. The Company incurred costs to transition services to outsource providers and employee-related termination costs.

Restructuring Charges

The following table presents aggregate restructuring charges related to the Program:

	Employee-Related Costs	Asset Write-offs	Contract Terminations	Other Exit Costs	Total
(In millions)					
Fiscal 2009	$ 60.9	$ 4.2	$ 3.4	$ 1.8	$ 70.3
Fiscal 2010	29.3	11.0	2.3	6.2	48.8
Fiscal 2011	34.6	2.4	3.0	1.1	41.1
Fiscal 2012	37.1	1.7	12.6	2.2	53.6
Charges recorded through June 30, 2012	$161.9	$19.3	$21.3	$11.3	$213.8

The following table presents accrued restructuring charges and the related activities under the Program:

	Employee-Related Costs	Asset Write-offs	Contract Terminations	Other Exit Costs	Total
(In millions)					
Charges	$ 60.9	$ 4.2	$ 3.4	$ 1.8	$ 70.3
Cash payments	(7.5)	—	(0.5)	(1.6)	(9.6)
Non-cash write-offs	—	(4.2)	—	—	(4.2)
Translation adjustments	0.6	—	—	—	0.6
Other adjustments	(2.4)	—	—	—	(2.4)
Balance at June 30, 2009	51.6	—	2.9	0.2	54.7
Charges	29.3	11.0	2.3	6.2	48.8
Cash payments	(49.5)	—	(5.1)	(6.0)	(60.6)
Non-cash write-offs	—	(11.0)	—	—	(11.0)
Translation adjustments	(0.8)	—	—	—	(0.8)
Balance at June 30, 2010	30.6	—	0.1	0.4	31.1
Charges	34.6	2.4	3.0	1.1	41.1
Cash payments	(30.6)	—	(2.4)	(1.4)	(34.4)
Non-cash write-offs	—	(2.4)	—	—	(2.4)
Translation adjustments	1.2	—	(0.1)	0.1	1.2
Balance at June 30, 2011	35.8	—	0.6	0.2	36.6
Charges	37.1	1.7	12.6	2.2	53.6
Cash payments	(23.6)	—	(12.4)	(2.0)	(38.0)
Non-cash write-offs	—	(1.7)	—	—	(1.7)
Translation adjustments	(1.4)	—	—	0.1	(1.3)
Balance at June 30, 2012	$ 47.9	$ —	$ 0.8	$ 0.5	$ 49.2

Accrued restructuring charges at June 30, 2012 are expected to result in cash expenditures funded from cash provided by operations of approximately $35 million, $12 million and $2 million in fiscal 2013, 2014 and 2015, respectively.

Total Returns and Other Charges Associated with Restructuring Activities

The following table presents total returns and charges associated with restructuring and other activities related to the Program:

YEAR ENDED JUNE 30	2012	2011	2010
(In millions)			
Sales returns (included in Net Sales)	**$ 2.1**	$ 4.6	$15.7
Cost of sales	**1.5**	5.8	7.9
Restructuring charges	**53.6**	41.1	48.8
Other charges	**6.0**	7.9	12.3
Total charges associated with restructuring activities	**$63.2**	$59.4	$84.7

During fiscal 2012, the Company recorded $2.1 million reflecting sales returns (less related cost of sales of $0.3 million) and a write-off of inventory of $1.8 million associated with exiting unprofitable operations.

During fiscal 2011, the Company recorded $4.6 million reflecting sales returns (less related cost of sales of $1.2 million) and a write-off of inventory of $7.0 million associated with turnaround operations, primarily related to the reformulation of Ojon brand products.

During fiscal 2010, the Company recorded $15.7 million reflecting sales returns (less related cost of sales of $2.5 million) and $10.4 million for the write-off of inventory associated with exiting unprofitable operations, primarily related to the exit from the global wholesale distribution of the Prescriptives brand.

Other charges in connection with the implementation of actions taken under this Program primarily relate to consulting and other professional services.

NOTE 8 — INCOME TAXES

The provision for income taxes is comprised of the following:

YEAR ENDED JUNE 30	2012	2011	2010
(In millions)			
Current:			
Federal	**$154.5**	$127.2	$ 16.0
Foreign	**254.1**	220.0	205.6
State and local	**14.1**	(1.0)	9.0
	422.7	346.2	230.6
Deferred:			
Federal	**(13.8)**	(27.8)	(16.4)
Foreign	**(9.0)**	2.6	(7.5)
State and local	**0.7**	0.7	(0.8)
	(22.1)	(24.5)	(24.7)
	$400.6	$321.7	$205.9

A reconciliation of the U.S. federal statutory income tax rate to our actual effective tax rate on earnings before income taxes is as follows:

YEAR ENDED JUNE 30	2012	2011	2010
(In millions)			
Provision for income taxes at statutory rate	**35.0%**	35.0%	35.0%
Increase (decrease) due to:			
State and local income taxes, net of federal tax benefit	**1.1**	0.8	1.5
Taxation of foreign operations	**(4.2)**	(2.7)	(0.9)
Income tax reserve adjustments	**(0.8)**	(1.8)	(5.6)
Other, net	**0.7**	0.1	(0.1)
Effective tax rate	**31.8%**	31.4%	29.9%

Income tax reserve adjustments represent changes in the Company's net liability for unrecognized tax benefits related to prior-year tax positions including tax settlements and lapses of the applicable statutes of limitations.

Federal income and foreign withholding taxes have not been provided on approximately $1,618 million of undistributed earnings of foreign subsidiaries at June 30, 2012. The Company intends to reinvest these earnings in its foreign operations indefinitely, except where it is able to repatriate these earnings to the United States without material incremental tax provision. As of June 30, 2011 and 2010, the Company had not provided federal income and foreign withholding taxes on approximately $1,208 million and $1,068 million, respectively, of undistributed earnings of foreign subsidiaries. The determination and estimation of the future income tax consequences in all relevant taxing jurisdictions involves the application of highly complex tax laws in the countries involved, particularly in the United States, and is based on the tax profile of the Company in the year of earnings repatriation. Accordingly, it is not practicable to determine the amount of tax associated with such undistributed earnings.

Significant components of the Company's deferred income tax assets and liabilities were as follows:

JUNE 30	2012	2011
(In millions)		
Deferred tax assets:		
Compensation related expenses	**$ 161.8**	$ 146.5
Inventory obsolescence and other inventory related reserves	**65.1**	73.1
Retirement benefit obligations	**112.8**	78.9
Various accruals not currently deductible	**176.3**	163.0
Net operating loss, credit and other carryforwards	**66.7**	58.6
Unrecognized state tax benefits and accrued interest	**22.8**	29.3
Other differences between tax and financial statement values	**89.4**	81.2
	694.9	630.6
Valuation allowance for deferred tax assets	**(73.2)**	(69.5)
Total deferred tax assets	**621.7**	561.1
Deferred tax liabilities:		
Depreciation and amortization	**(252.7)**	(235.1)
Other differences between tax and financial statement values	**(18.1)**	(4.2)
Total deferred tax liabilities	**(270.8)**	(239.3)
Total net deferred tax assets	**$ 350.9**	$ 321.8

As of June 30, 2012 and 2011, the Company had current net deferred tax assets of $247.8 million and $260.7 million, respectively, substantially all of which are included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets. In addition, the Company had noncurrent net deferred tax assets of $103.1 million and $61.1 million as of June 30, 2012 and 2011, respectively, substantially all of which are included in Other assets in the accompanying consolidated balance sheets.

As of June 30, 2012 and 2011, certain subsidiaries had net operating loss and other carryforwards for tax purposes of approximately $262 million and $216 million, respectively. With the exception of approximately $245 million of net operating loss and other carryforwards with an indefinite carryforward period as of June 30, 2012, these carryforwards expire at various dates through fiscal 2032. Deferred tax assets, net of valuation allowances, in the amount of $3.3 million and $0.4 million as of June 30, 2012 and 2011, respectively, have been recorded to reflect the tax benefits of the carryforwards not utilized to date.

A full valuation allowance has been provided for those deferred tax assets for which, in the opinion of management, it is more-likely-than-not that the deferred tax assets will not be realized.

Earnings before income taxes include amounts contributed by the Company's foreign operations of approximately $1,172 million, $1,039 million and $819 million for fiscal 2012, 2011 and 2010, respectively. A portion of these earnings are taxed in the United States.

As of June 30, 2012 and 2011, the Company had gross unrecognized tax benefits of $78.5 million and $104.8 million, respectively. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $52.5 million.

The Company classifies applicable interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes. During fiscal 2012 and 2011, the Company recognized gross interest and penalty benefits of $6.8 million and $1.0 million, respectively, in the accompanying consolidated statements of earnings. The total gross accrued interest and penalties in the accompanying consolidated balance sheets at June 30, 2012 and 2011 were $28.6 million and $37.7 million, respectively. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

JUNE 30	2012	2011
(In millions)		
Beginning of the year balance of gross unrecognized tax benefits	**$104.8**	$157.3
Gross amounts of increases as a result of tax positions taken during a prior period	**16.4**	21.9
Gross amounts of decreases as a result of tax positions taken during a prior period	**(16.4)**	(22.0)
Gross amounts of increases as a result of tax positions taken during the current period	**5.5**	7.0
Amounts of decreases in unrecognized tax benefits relating to settlements with taxing authorities	**(12.2)**	(42.0)
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statutes of limitations	**(19.6)**	(17.4)
End of year balance of gross unrecognized tax benefits	**$ 78.5**	$104.8

Earnings from the Company's global operations are subject to tax in various jurisdictions both within and outside the United States. During fiscal 2011, the Company commenced participation in the U.S. Internal Revenue Service (the "IRS") Compliance Assurance Program ("CAP"). The objective of CAP is to reduce taxpayer burden and uncertainty while assuring the IRS of the accuracy of income tax returns prior to filing, thereby reducing or eliminating the need for post-filing examinations. As of June 30, 2012, the compliance process was ongoing with respect to fiscal 2011 and fiscal 2012.

During the second quarter of fiscal 2012, the Company formally concluded the IRS examination of fiscal years 2009 and 2010. The conclusion of this examination did not materially impact the Company's consolidated financial statements.

During the second quarter of fiscal 2011, the Company reached a formal agreement with the IRS concerning the examination adjustments proposed for fiscal 2006 through 2008. As a result, the Company applied a prior cash payment of $20.5 million made to the U.S. Treasury as an advance deposit toward these agreed-to adjustments. As a result of the settlement, the Company recognized a tax and interest benefit of $11 million, net of tax.

The Company is currently undergoing income tax examinations and controversies in several state, local and foreign jurisdictions. These matters are in various stages of completion and involve complex multi-jurisdictional issues common among multinational enterprises, including transfer pricing, which may require an extended period of time for resolution.

The Company had been notified of a disallowance of tax deductions claimed by its subsidiary in Spain for fiscal years 1999 through 2002. An appeal against this reassessment was filed with the Chief Tax Inspector. On July 18, 2005, the final assessment made by the Chief Tax Inspector was received, confirming the reassessment made by the tax auditors. During fiscal 2006, an appeal against this final assessment was filed with the Madrid Regional Economic Administrative Tribunal ("TEAR"). In view of the TEAR's silence, during fiscal 2007 the claim was presumed to be dismissed and an appeal was filed against it with the Central Economic-Administrative Tribunal ("TEAC"). During the fiscal 2008 fourth quarter, the TEAC dismissed the claim and, on June 10, 2008, the Company filed an appeal for judicial review with the National Appellate Court. During fiscal 2009, the Company completed the appeal proceedings with the National Appellate Court and, as of June 30, 2011, awaited the court's decision. During the first quarter of fiscal 2012, the National Appellate Court notified the Company that the appeal was denied. The Company has been assessed corporate income tax and interest of $3.8 million, net of tax, at current exchange rates. In response, the Company filed an appeal with the Spain Supreme Court. While no assurance can be given as to the outcome in respect of this assessment and pending appeal in the Spanish courts, based on the decision of the National Appellate Court, management believes it is not more-likely-than-not that the subsidiary will be successful in its appeal to the Spain Supreme Court. Accordingly, the Company established a reserve which resulted in an increase to the provision for income taxes equal to the $3.8 million exposure, net of tax. Separately, during fiscal 2012, the Company's subsidiary in Spain made cash payments totaling $4.1 million, at current exchange rates, to the Spain tax authority as an advance deposit to limit the additional interest that would be due to the Spain tax authority should it receive an unfavorable decision from the Spain Supreme Court.

During fiscal 2012, the Company concluded various state, local and foreign income tax audits and examinations while several other matters, including those noted above, were initiated or remained pending. On the basis of the information available in this regard as of June 30, 2012, it is reasonably possible that the total amount of unrecognized tax benefits could decrease in a range of $20 million to $25 million within 12 months as a result of projected resolutions of global tax examinations and controversies and a potential lapse of the applicable statutes of limitations.

The tax years subject to examination vary depending on the tax jurisdiction. As of June 30, 2012, the following tax years remain subject to examination by the major tax jurisdictions indicated:

Major Jurisdiction	Open Fiscal Years
Belgium	2008–2012
Canada	2005–2012
China	2008–2012
France	2006–2012
Germany	1999–2002, 2004–2012
Hong Kong	2006–2012
Japan	2012
Korea	2009–2012
Russia	2010–2012
Spain	1999–2002, 2008–2012
Switzerland	2011–2012
United Kingdom	2011–2012
United States	2011–2012
State of California	2007–2012
State of New York	2010–2012

The Company is also subject to income tax examinations in numerous other state, local and foreign jurisdictions. The Company believes that its tax reserves are adequate for all years subject to examination.

NOTE 9—OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

JUNE 30	**2012**	2011
(In millions)		
Advertising, merchandising and sampling	**$ 385.9**	$ 401.9
Employee compensation	**430.1**	422.4
Payroll and other taxes	**133.0**	125.1
Restructuring	**34.8**	28.6
Other	**332.0**	318.3
	$1,315.8	$1,296.3

NOTE 10—DEBT

The Company's current and long-term debt and available financing consist of the following:

	Debt at June 30		Available financing at June 30, 2012	
	2012	2011	Committed	Uncommitted
($ in millions)				
6.00% Senior Notes, due May 15, 2037 ("2037 Senior Notes")	**$ 296.4**	$ 296.4	$ —	$ —
5.75% Senior Notes, due October 15, 2033 ("2033 Senior Notes")	**197.7**	197.7	—	—
5.55% Senior Notes, due May 15, 2017 ("2017 Senior Notes")	**334.9**	341.5	—	—
7.75% Senior Notes, due November 1, 2013 ("2013 Senior Notes")	**230.1**	230.0	—	—
6.00% Senior Notes, due January 15, 2012 ("2012 Senior Notes")	**—**	119.4	—	—
Commercial paper	**200.0**	—	—	550.0
Loan participation notes	**—**	—	—	150.0
Other long-term borrowings	**10.0**	14.5	—	—
Other current borrowings	**19.0**	18.6	—	157.8
Revolving credit facility	**—**	—	1,000.0	—
	1,288.1	1,218.1	$1,000.0	$857.8
Less current debt including current maturities	**(219.0)**	(138.0)		
	$1,069.1	$1,080.1		

As of June 30, 2012, the Company had outstanding $296.4 million of 2037 Senior Notes consisting of $300.0 million principal and unamortized debt discount of $3.6 million. The 2037 Senior Notes, when issued in May 2007, were priced at 98.722% with a yield of 6.093%. Interest payments are required to be made semi-annually on May 15 and November 15. In April 2007, in anticipation of the issuance of the 2037 Senior Notes, the Company entered into a series of forward-starting interest rate swap agreements on a notional amount totaling $210.0 million at a weighted-average all-in rate of 5.45%. The forward-starting interest rate swap agreements were settled upon the issuance of the new debt and the Company recognized a loss in other comprehensive income of $0.9 million that will be amortized to interest expense over the life of the 2037 Senior Notes. As a result of the forward-starting interest rate swap agreements, the debt discount and debt issuance costs, the effective interest rate on the 2037 Senior Notes will be 6.181% over the life of the debt.

As of June 30, 2012, the Company had outstanding $197.7 million of 2033 Senior Notes consisting of $200.0 million principal and unamortized debt discount of $2.3 million. The 2033 Senior Notes, when issued in September 2003, were priced at 98.645% with a yield of 5.846%. Interest payments are required to be made semi-annually on April 15 and October 15. In May 2003, in anticipation of the issuance of the 5.75% Senior Notes, the Company entered into a series of treasury lock agreements on a notional amount totaling $195.0 million at a weighted-average all-in rate of 4.53%. The treasury lock agreements were settled upon the issuance of the new debt and the Company received a payment of $15.0 million that will be amortized against interest expense over the life of the 2033 Senior Notes. As a result of the treasury lock agreements, the debt discount and debt issuance costs, the effective interest rate on the 2033 Senior Notes will be 5.395% over the life of the debt.

As of June 30, 2012, the Company had outstanding $334.9 million of 2017 Senior Notes consisting of $300.0 million principal, an unamortized debt discount of $0.2 million and a $35.1 million adjustment to reflect the remaining termination value of an interest rate swap. The 2017 Senior Notes, when issued in May 2007, were priced at 99.845% with a yield of 5.570%. Interest payments are required to be made semi-annually on May 15 and November 15. During fiscal 2011, the Company terminated its interest rate swap agreements with a notional amount totaling $250.0 million which had effectively converted the fixed rate interest on its outstanding 2017 Senior Notes to variable interest rates. The instrument, which was classified as an asset, had a fair value of $47.4 million at the date of cash settlement. This net settlement is classified as a financing activity on the consolidated statements of cash flows. Hedge accounting treatment was discontinued prospectively and the fair value adjustment to the carrying amount of the related debt is being amortized against interest expense over the remaining life of the debt.

As of June 30, 2012, the Company had outstanding $230.1 million principal of 2013 Senior Notes. The 2013 Senior Notes, when issued in November 2008, were priced at 99.932% with a yield of 7.767%. Interest payments are required to be made semi-annually on May 1 and November 1. As discussed below, the 2013 Senior Notes have been called for redemption on September 4, 2012.

On January 15, 2012, the Company repaid the outstanding principal of its 2012 Senior Notes with cash from operations.

In August 2012, the Company issued $250.0 million of 2.35% Senior Notes due August 15, 2022 ("2022 Senior Notes") and $250.0 million of 3.70% Senior Notes due August 15, 2042 ("2042 Senior Notes") in a public offering. The 2022 Senior Notes were priced at 99.911% with a yield of 2.360%. The 2042 Senior Notes were priced at 99.567% with a yield of 3.724%. Interest payments on both notes are required to be made semi-annually on February 15 and August 15, commencing February 15, 2013. On August 2, 2012, the Company called for redemption all of the outstanding 2013 Senior Notes on September 4, 2012. The Company intends to use approximately $250 million of the net proceeds of the offering for the redemption and to use the remaining amounts for general corporate purposes.

The Company has a $750.0 million commercial paper program under which it may issue commercial paper in the United States. At June 30, 2012, the Company had $200.0 million of short-term commercial paper outstanding, due at various dates through July 2012 at an average interest rate of 0.18%, which may be refinanced on a periodic basis as it matures at then-prevailing market interest rates.

As of June 30, 2012, the Company had an overdraft borrowing agreement with a financial institution pursuant to which its subsidiary in Turkey may be credited to satisfy outstanding negative daily balances arising from its business operations. The total balance outstanding at any time shall not exceed 25.0 million Turkish lira ($13.8 million at the exchange rate at June 30, 2012). The interest rate applicable to each such credit shall be up to a maximum of 175 basis points per annum above the spot rate charged by the lender or the lender's floating call rate agreed to by the Company at each borrowing. There were no debt issuance costs incurred related to this agreement. The outstanding balance at June 30, 2012 was 12.9 million Turkish lira ($7.1 million at the exchange rate at June 30, 2012) and is classified as current debt on the Company's consolidated balance sheet.

As of June 30, 2012, the Company had a fixed rate promissory note agreement with a financial institution pursuant to which the Company may borrow up to $150.0 million in the form of loan participation notes through one of its subsidiaries in Europe. The interest rate on borrowings under this agreement is at an all-in fixed rate determined by the lender and agreed to by the Company at the date of each borrowing. At June 30, 2012, no borrowings were outstanding under this agreement. Debt issuance costs incurred related to this agreement were de minimis.

As of June 30, 2012, the Company had a $1.0 billion senior unsecured revolving credit facility that expires on July 14, 2015 (the "Facility"). The Facility may be used to provide credit support for the Company's commercial paper program and for general corporate purposes. Up to the equivalent of $250 million of the Facility is available for multi-currency loans. The interest rate on borrowings under the Facility is based on LIBOR or on the higher of prime, which is the rate of interest publicly announced by the administrative agent, or ½% plus the Federal funds rate. The Company incurred costs of approximately $1 million to establish the Facility which are being amortized over the term of the Facility. The Facility has an annual fee of $0.7 million, payable quarterly, based on the Company's current credit ratings. The Facility also contains a cross-default provision whereby a failure to pay other material financial obligations in excess of $100.0 million (after grace periods and absent a waiver from the lenders) would result in an event of default and the acceleration of the maturity of any outstanding debt under this facility. At June 30, 2012, no borrowings were outstanding under this agreement.

The Company maintains uncommitted credit facilities in various regions throughout the world. Interest rate terms for these facilities vary by region and reflect prevailing market rates for companies with strong credit ratings. During fiscal 2012 and 2011, the monthly average amount outstanding was approximately $11.8 million and $16.3 million, respectively, and the annualized monthly weighted-average interest rate incurred was approximately 14.1% and 8.8%, respectively.

Refer to Note 14—Commitments and Contingencies for the Company's projected debt service payments, as of June 30, 2012, over the next five fiscal years.

NOTE 11—DERIVATIVE FINANCIAL INSTRUMENTS

The Company addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. The Company enters into foreign currency forward contracts and may enter into option contracts to reduce the effects of fluctuating foreign currency exchange rates and interest rate derivatives to manage the effects of interest rate movements on the Company's aggregate liability portfolio. The Company also enters into foreign currency forward contracts and may use option contracts, not designated as hedging instruments, to mitigate the change in fair value of specific assets and liabilities on the balance sheet. The Company does not utilize derivative financial instruments for trading or speculative purposes. Costs associated with entering into these derivative financial instruments have not been material to the Company's consolidated financial results.

For each derivative contract entered into where the Company looks to obtain hedge accounting treatment, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge transaction, the nature of the risk being hedged, how the hedging instruments' effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, or that it has ceased to be a highly effective hedge, the Company will be required to discontinue hedge accounting with respect to that derivative prospectively.

The fair values of the Company's derivative financial instruments included in the consolidated balance sheets are presented as follows:

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Location	Fair Value[1]		Balance Sheet Location	Fair Value[1]	
		June 30			June 30	
(In millions)		2012	2011		2012	2011
Derivatives Designated as Hedging Instruments:						
Foreign currency forward contracts	Prepaid expenses and other current assets	**$16.1**	$11.9	Other accrued liabilities	**$4.9**	$28.4
Derivatives Not Designated as Hedging Instruments:						
Foreign currency forward contracts	Prepaid expenses and other current assets	**1.6**	3.1	Other accrued liabilities	**1.3**	2.5
Total Derivatives		**$17.7**	$15.0		**$6.2**	$30.9

(1) See Note 12—Fair Value Measurements for further information about how the fair value of derivative assets and liabilities are determined.

The amounts of the gains and losses related to the Company's derivative financial instruments designated as hedging instruments are presented as follows:

	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion)		Location of Gain or (Loss) Reclassified from Accumulated OCI into Earnings (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Earnings (Effective Portion)[2]	
	June 30			June 30	
(In millions)	2012	2011		2012	2011
Derivatives in Cash Flow Hedging Relationships:					
Foreign currency forward contracts	**$40.2**	$(38.0)	Cost of sales	**$ 4.6**	$ (4.3)
			Selling, general and administrative	**7.1**	(10.8)
Total derivatives	**$40.2**	$(38.0)		**$11.7**	$(15.1)

(2) The amount of gain (loss) recognized in earnings related to the amount excluded from effectiveness testing was $(0.8) million and $0.3 million for fiscal 2012 and 2011, respectively. The gain recognized in earnings related to the ineffective portion of the hedging relationships was de minimis for fiscal 2012. The loss recognized in earnings related to the ineffective portion of the hedging relationships was $0.5 million for fiscal 2011.

	Location of Gain or (Loss) Recognized in Earnings on Derivatives	Amount of Gain or (Loss) Recognized in Earnings on Derivatives[1]	
		June 30	
(In millions)		2012	2011
Derivatives in Fair Value Hedging Relationships:			
Interest rate swap contracts	Interest expense, net	**$—**	$8.7

(1) Changes in the fair values of the interest rate swap agreements are exactly offset by changes in the fair value of the underlying long-term debt.

The amounts of the gains and losses related to the Company's derivative financial instruments not designated as hedging instruments are presented as follows:

	Location of Gain or (Loss) Recognized in Earnings on Derivatives	Amount of Gain or (Loss) Recognized in Earnings on Derivatives	
		June 30	
(In millions)		**2012**	2011
Derivatives Not Designated as Hedging Instruments:			
Foreign currency forward contracts	Selling, general and administrative	**$(0.3)**	$0.6

Foreign Currency Cash-Flow Hedges

The Company enters into foreign currency forward contracts to hedge anticipated transactions, as well as receivables and payables denominated in foreign currencies, for periods consistent with the Company's identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on costs and on the cash flows that the Company receives from foreign subsidiaries. The majority of foreign currency forward contracts are denominated in currencies of major industrial countries. The foreign currency forward contracts entered into to hedge anticipated transactions have been designated as foreign currency cash-flow hedges and have varying maturities through the end of March 2014. Hedge effectiveness of foreign currency forward contracts is based on a hypothetical derivative methodology and excludes the portion of fair value attributable to the spot-forward difference which is recorded in current-period earnings.

The ineffective portion of foreign currency forward contracts is recorded in current-period earnings. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued and gains and losses accumulated in OCI are reclassified to earnings when the underlying forecasted transaction occurs. If it is probable that the forecasted transaction will no longer occur, then any gains or losses in accumulated OCI are reclassified to current-period earnings. As of June 30, 2012, the Company's foreign currency cash-flow hedges were highly effective in all material respects. The estimated net gain as of June 30, 2012 that is expected to be reclassified from accumulated OCI into earnings, net of tax, within the next twelve months is $8.6 million. The accumulated gain (loss) on derivative instruments in accumulated OCI was $15.3 million and $(13.2) million as of June 30, 2012 and June 30, 2011, respectively.

At June 30, 2012, the Company had foreign currency forward contracts in the amount of $1,476.0 million. The foreign currencies included in foreign currency forward contracts (notional value stated in U.S. dollars) are principally the British pound ($376.7 million), Euro ($223.4 million), Canadian dollar ($184.0 million), Swiss franc ($129.9 million), Australian dollar ($106.5 million), Korean won ($75.1 million) and Thailand baht ($51.3 million).

At June 30, 2011, the Company had foreign currency forward contracts in the amount of $1,490.7 million. The foreign currencies included in foreign currency forward contracts (notional value stated in U.S. dollars) are principally the Swiss franc ($284.9 million), British pound ($273.5 million), Canadian dollar ($210.1 million), Euro ($164.6 million), Australian dollar ($110.7 million), Korean won ($77.9 million) and Russian ruble ($45.2 million).

Fair-Value Hedges

The Company may enter into interest rate derivative contracts to manage the exposure to interest rate fluctuations on its funded indebtedness and anticipated issuance of debt for periods consistent with the identified exposures. During fiscal 2011, the Company terminated its interest rate swap agreements which had effectively converted the fixed rate interest on its outstanding 2017 Senior Notes to variable interest rates. Additionally, the instrument, which was classified as an asset, had a fair value of $47.4 million at the date of cash settlement. This net settlement is classified as a financing activity on the consolidated statements of cash flows. Hedge accounting treatment was discontinued prospectively and the fair value adjustment to the carrying amount of the related debt is being amortized against interest expense over the remaining life of the debt.

Credit Risk

As a matter of policy, the Company only enters into derivative contracts with counterparties that have a long-term credit rating of at least A- or higher by at least two nationally recognized rating agencies. The counterparties to these contracts are major financial institutions. Exposure to credit risk in the event of nonperformance by any of the counterparties is limited to the gross fair value of contracts in asset positions, which totaled $17.7 million at June 30, 2012, of which 35% and 16% were attributable to two counterparties. To manage this risk, the Company has established strict counterparty credit guidelines that are continually monitored. Accordingly, management believes risk of loss under these hedging contracts is remote.

Certain of the Company's derivative financial instruments contain credit-risk-related contingent features. At June 30, 2012, the Company was in a net asset position for certain derivative contracts that contain such features with two counterparties. The fair value of those contracts as of June 30, 2012 was approximately $2.8 million. As of June 30, 2012, the Company was in compliance with such credit-risk-related contingent features.

NOTE 12—FAIR VALUE MEASUREMENTS

The Company records its financial assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability, in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. The accounting for fair value measurements must be applied to nonfinancial assets and nonfinancial liabilities, which principally consist of assets and liabilities acquired through business combinations, goodwill, indefinite-lived intangible assets and long-lived assets for the purposes of calculating potential impairment, and liabilities associated with restructuring activities. The Company is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The following table presents the Company's hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2012:

(In millions)	Level 1	Level 2	Level 3	Total
Assets:				
Foreign currency forward contracts	$ —	$17.7	$ —	$17.7
Available-for-sale securities	5.9	—	—	5.9
Total	$5.9	$17.7	$ —	$23.6
Liabilities:				
Foreign currency forward contracts	$ —	$ 6.2	$ —	$ 6.2

The following table presents the Company's hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2011:

(In millions)	Level 1	Level 2	Level 3	Total
Assets:				
Foreign currency forward contracts	$ —	$15.0	$ —	$15.0
Available-for-sale securities	6.6	—	—	6.6
Total	$6.6	$15.0	$ —	$21.6
Liabilities:				
Foreign currency forward contracts	$ —	$30.9	$ —	$30.9

The following table presents the Company's hierarchy and impairment charges for certain of its nonfinancial assets measured at fair value on a nonrecurring basis during fiscal 2012:

	Impairment Charges	Date of Carrying Value	Carrying Value	Level 3
(In millions)				
Other intangible assets, net (trademark)	$ 6.7	December 31, 2011	$3.3	$3.3
Other intangible assets, net (trademark)	3.3	April 1, 2012	–	–
Other intangible assets, net (customer list)	11.7	April 1, 2012	–	–
Total	$21.7			

To determine fair value of the trademark at December 31, 2011, the Company used the relief-from-royalty method. This method, which is an income approach, assumed that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The calculation of fair value requires significant judgment in determining both the assets' estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. As these inputs are unobservable in the market and significant to the fair value calculation, the trademark was classified as Level 3. In determining its fair value, a terminal growth rate of 3% was applied to future cash flows, and was used in conjunction with a 1.5% royalty rate discounted to present value at a 17% rate.

To determine fair value of the trademark and customer list at April 1, 2012, the Company assessed the future performance of the related reporting unit and determined that negative cash flows in future forecasted periods would not support a royalty rate for the calculation of fair value of the trademark and negative income associated with existing customers would not support a value for the customer list. The Company therefore concluded that the carrying value of these assets were not recoverable.

See Note 5 – Goodwill and Other Intangible Assets for further discussion of the Company's impairment testing.

The following table presents the Company's hierarchy and impairment charges for certain of its nonfinancial assets measured at fair value on a nonrecurring basis during fiscal 2011:

	Impairment Charges	Date of Carrying Value	Carrying Value	Level 3[(1)]
(In millions)				
Goodwill	$29.3	March 31, 2011	$ –	$ –
Other intangible assets, net (trademark)	7.0	March 31, 2011	10.0	10.0
Other intangible assets, net (trademark)	1.7	April 1, 2011	–	–
Total	$38.0			

(1) See Note 5 – Goodwill and Other Intangible Assets for discussion of the valuation techniques used to measure fair value, the description of the inputs and information used to develop those inputs.

The following methods and assumptions were used to estimate the fair value of the Company's other classes of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents – The carrying amount approximates fair value, primarily because of the short maturity of cash equivalent instruments.

Available-for-sale securities – Available-for-sale securities are generally comprised of mutual funds and are valued using quoted market prices on an active exchange. Available-for-sale securities are included in Other assets in the accompanying consolidated balance sheets.

Foreign currency forward contracts – The fair values of the Company's foreign currency forward contracts were determined using an industry-standard valuation model, which is based on an income approach. The significant observable inputs to the model, such as swap yield curves and currency spot and forward rates, were obtained from an independent pricing service. To determine the fair value of contracts under the model, the difference between the contract price and the current forward rate was discounted using LIBOR for contracts with maturities up to 12 months, and swap yield curves for contracts with maturities greater than 12 months.

Current and long-term debt – The fair value of the Company's debt was estimated based on the current rates offered to the Company for debt with the same remaining maturities. To a lesser extent, debt also includes capital lease obligations for which the carrying amount approximates the fair value. The Company's debt is classified within Level 2 of the valuation hierarchy.

The estimated fair values of the Company's financial instruments are as follows:

(In millions)	JUNE 30, 2012 Carrying Amount	JUNE 30, 2012 Fair Value	JUNE 30, 2011 Carrying Amount	JUNE 30, 2011 Fair Value
Nonderivatives				
Cash and cash equivalents	**$1,347.7**	**$1,347.7**	$1,253.0	$1,253.0
Available-for-sale securities	**5.9**	**5.9**	6.6	6.6
Current and long-term debt	**1,288.1**	**1,478.9**	1,218.1	1,293.5
Derivatives				
Foreign currency forward contracts — asset (liability)	**11.5**	**11.5**	(15.9)	(15.9)

NOTE 13 — PENSION, DEFERRED COMPENSATION AND POST-RETIREMENT BENEFIT PLANS

The Company maintains pension plans covering substantially all of its full-time employees for its U.S. operations and a majority of its international operations. Several plans provide pension benefits based primarily on years of service and employees' earnings. In certain instances, the Company adjusts benefits in connection with international employee transfers.

Retirement Growth Account Plan (U.S.)

The Retirement Growth Account Plan is a trust-based, noncontributory qualified defined benefit pension plan. The Company's funding policy consists of contributions at a rate that provides for future plan benefits and maintains appropriate funded percentages. Such contribution is not less than the minimum required by the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and subsequent pension legislation and is not more than the maximum amount deductible for income tax purposes.

Restoration Plan (U.S.)

The Company also has an unfunded, non-qualified domestic noncontributory pension Restoration Plan to provide benefits in excess of Internal Revenue Code limitations.

International Pension Plans

The Company maintains international pension plans, the most significant of which are defined benefit pension plans. The Company's funding policies for these plans are determined by local laws and regulations. The Company's most significant defined benefit pension obligations are included in the plan summaries below. The fiscal 2011 international plan summary reflects a plan amendment and settlement that was a result of the establishment of a successor defined benefit pension plan, to comply with local regulations, for the employees of a particular international affiliate.

Post-retirement Benefit Plans

The Company maintains a domestic post-retirement benefit plan which provides certain medical and dental benefits to eligible employees. Employees hired after January 1, 2002 are not eligible for retiree medical benefits when they retire. Certain retired employees who are receiving monthly pension benefits are eligible for participation in the plan. Contributions required and benefits received by retirees and eligible family members are dependent on the age of the retiree. It is the Company's practice to fund these benefits as incurred and to provide discretionary funding for the future liability up to the maximum amount deductible for income tax purposes.

Certain of the Company's international subsidiaries and affiliates have post-retirement plans, although most participants are covered by government-sponsored or administered programs.

Plan Summaries

The significant components of the above mentioned plans as of and for the years ended June 30 are summarized as follows:

	Pension Plans				Other than Pension Plans	
	U.S.		International		Post-retirement	
(In millions)	**2012**	2011	**2012**	2011	**2012**	2011
Change in benefit obligation:						
Benefit obligation at beginning of year	**$ 574.1**	$545.6	**$ 451.3**	$ 413.7	**$ 156.3**	$ 145.0
Service cost	**27.7**	25.8	**22.3**	21.5	**3.8**	3.8
Interest cost	**29.8**	27.8	**18.8**	19.5	**8.6**	7.8
Plan participant contributions	**—**	—	**3.3**	3.1	**0.7**	0.6
Actuarial loss (gain)	**107.2**	14.4	**52.6**	(12.4)	**32.7**	4.6
Foreign currency exchange rate impact	**—**	—	**(34.1)**	58.5	**(1.5)**	1.5
Benefits, expenses, taxes and premiums paid	**(32.7)**	(39.5)	**(21.7)**	(30.4)	**(6.3)**	(6.2)
Plan amendments	**—**	—	**(8.8)**	11.4	**6.8**	(0.8)
Settlements and curtailments	**—**	—	**(0.3)**	(33.6)	**—**	—
Benefit obligation at end of year	**$ 706.1**	$574.1	**$ 483.4**	$ 451.3	**$ 201.1**	$ 156.3
Change in plan assets:						
Fair value of plan assets at beginning of year	**$ 554.7**	$478.3	**$ 391.3**	$ 353.1	**$ 15.4**	$ 6.0
Actual return on plan assets	**41.4**	71.6	**34.2**	20.6	**1.2**	1.0
Foreign currency exchange rate impact	**—**	—	**(21.6)**	43.1	**—**	—
Employer contributions	**82.2**	44.3	**29.7**	34.1	**15.0**	14.0
Plan participant contributions	**—**	—	**3.4**	3.1	**0.7**	0.6
Settlements	**—**	—	**—**	(32.3)	**—**	—
Benefits, expenses, taxes and premiums paid from plan assets	**(32.7)**	(39.5)	**(21.7)**	(30.4)	**(6.3)**	(6.2)
Fair value of plan assets at end of year	**$ 645.6**	$554.7	**$ 415.3**	$ 391.3	**$ 26.0**	$ 15.4
Funded status	**$ (60.5)**	$ (19.4)	**$ (68.1)**	$ (60.0)	**$(175.1)**	$(140.9)
Amounts recognized in the Balance Sheet consist of:						
Other assets	**$ 51.1**	$ 78.0	**$ 41.6**	$ 47.3	**$ —**	$ —
Other accrued liabilities	**(10.5)**	(9.6)	**(3.0)**	(2.2)	**(0.3)**	(0.3)
Other noncurrent liabilities	**(101.1)**	(87.8)	**(106.7)**	(105.1)	**(174.8)**	(140.6)
Funded status	**(60.5)**	(19.4)	**(68.1)**	(60.0)	**(175.1)**	(140.9)
Accumulated other comprehensive loss	**219.5**	123.3	**157.7**	143.0	**67.2**	29.8
Net amount recognized	**$ 159.0**	$103.9	**$ 89.6**	$ 83.0	**$(107.9)**	$(111.1)

	Pension Plans						Other than Pension Plans		
	U.S.			International			Post-retirement		
	2012	2011	2010	**2012**	2011	2010	**2012**	2011	2010
($ in millions)									
Components of net periodic benefit cost:									
Service cost, net	**$ 27.7**	$ 25.8	$ 22.5	**$ 22.3**	$ 21.5	$ 17.9	**$ 3.8**	$ 3.8	$ 3.3
Interest cost	**29.8**	27.8	29.3	**18.8**	19.5	19.3	**8.6**	7.8	8.0
Expected return on assets	**(38.9)**	(34.7)	(32.4)	**(21.1)**	(21.9)	(19.8)	**(1.2)**	(0.5)	—
Amortization of:									
Prior service cost	**0.7**	0.7	0.8	**3.3**	2.5	2.3	**0.3**	(0.1)	—
Actuarial loss (gain)	**7.9**	9.7	4.1	**4.9**	5.8	1.9	**1.9**	1.7	0.6
Settlements and curtailments	**—**	—	—	**(0.3)**	9.1	2.7	**—**	—	—
Special termination benefits	**—**	—	—	**—**	—	1.1	**—**	—	—
Net periodic benefit cost	**$ 27.2**	$ 29.3	$ 24.3	**$ 27.9**	$ 36.5	$ 25.4	**$13.4**	$12.7	$11.9
Weighted-average assumptions used to determine benefit obligations at June 30:									
Discount rate	**3.90%**	5.40%	5.30%	**1.00–7.00%**	1.25–8.25%	1.25–8.00%	**3.70–8.65%**	5.40–8.75%	5.30–9.00%
Rate of compensation increase	**4.00–12.00%**	4.00–12.00%	4.00–12.00%	**1.00–6.00%**	2.00–6.00%	2.00–6.00%	**N/A**	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost for the year ended June 30:									
Discount rate	**5.40%**	5.30%	6.50%	**1.25–8.25%**	1.25–8.00%	1.75–8.75%	**5.40–8.75%**	5.30–9.00%	6.50–9.00%
Expected return on assets	**7.75%**	7.75%	7.75%	**2.00–8.25%**	2.50–8.00%	2.75–8.75%	**7.75%**	7.75%	N/A
Rate of compensation increase	**4.00–12.00%**	4.00–12.00%	4.00–12.00%	**2.00–6.00%**	2.00–6.00%	1.75–5.50%	**N/A**	N/A	N/A

The discount rate for each plan used for determining future net periodic benefit cost is based on a review of highly rated long-term bonds. The discount rate for the Company's U.S. plans is based on a bond portfolio that includes only long-term bonds with an Aa rating, or equivalent, from a major rating agency. The Company believes the timing and amount of cash flows related to the bonds included in this portfolio is expected to match the estimated defined benefit payment streams of its U.S. plans. In determining the long-term rate of return for a plan, the Company considers the historical rates of return, the nature of the plan's investments and an expectation for the plan's investment strategies.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The assumed weighted-average health care cost trend rate for the coming year is 6.67% while the weighted-average ultimate trend rate of 4.56% is expected to be reached in approximately 16 years. A one-percentage-point change in assumed health care cost trend rates for fiscal 2012 would have had the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
(In millions)		
Effect on total service and interest costs	$ 1.2	$ (1.0)
Effect on post-retirement benefit obligations	$13.9	$(12.6)

Amounts recognized in accumulated OCI (before tax) as of June 30, 2012 are as follows:

	Pension Plans		Other than Pension Plans	
	U.S.	International	Post-retirement	Total
(In millions)				
Net actuarial (gains) losses, beginning of year	$118.9	$112.6	$31.5	$263.0
Actuarial (gains) losses recognized	104.8	39.5	32.6	176.9
Amortization of amounts included in net periodic benefit cost	(7.9)	(4.9)	(1.9)	(14.7)
Translation adjustments	—	(6.9)	0.1	(6.8)
Net actuarial (gains) losses, end of year	215.8	140.3	62.3	418.4
Net prior service cost (credit), beginning of year	4.4	30.5	(1.7)	33.2
Prior service cost (credit) recognized	—	(8.8)	6.8	(2.0)
Amortization of amounts included in net periodic benefit cost	(0.7)	(3.3)	(0.3)	(4.3)
Translation adjustments	—	(0.9)	0.1	(0.8)
Net prior service cost (credit), end of year	3.7	17.5	4.9	26.1
Net transition obligation (asset), beginning of year	—	(0.1)	—	(0.1)
Amortization of amounts included in net periodic benefit cost	—	—	—	—
Net transition obligation (asset), end of year	—	(0.1)	—	(0.1)
Total amounts recognized in accumulated OCI	$219.5	$157.7	$67.2	$444.4

Amounts in accumulated OCI expected to be amortized as components of net periodic benefit cost during fiscal 2013 are as follows:

	Pension Plans		Other than Pension Plans
	U.S.	International	Post-retirement
(In millions)			
Prior service cost	$0.7	$2.7	$0.8
Net actuarial loss	$7.9	$9.3	$4.4

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Company's pension plans at June 30 are as follows:

	Pension Plans					
	Retirement Growth Account		Restoration		International	
	2012	2011	**2012**	2011	**2012**	2011
(In millions)						
Projected benefit obligation	**$594.5**	$476.8	**$111.6**	$97.3	**$483.4**	$451.3
Accumulated benefit obligation	**$522.1**	$422.4	**$ 86.3**	$76.1	**$426.5**	$392.0
Fair value of plan assets	**$645.6**	$554.7	**$ —**	$ —	**$415.3**	$391.3

International pension plans with projected benefit obligations in excess of the plans' assets had aggregate projected benefit obligations of $223.0 million and $179.3 million and aggregate fair value of plan assets of $113.3 million and $72.0 million at June 30, 2012 and 2011, respectively. International pension plans with accumulated benefit obligations in excess of the plans' assets had aggregate accumulated benefit obligations of $155.6 million and $147.5 million and aggregate fair value of plan assets of $72.5 million and $70.1 million at June 30, 2012 and 2011, respectively.

The expected cash flows for the Company's pension and post-retirement plans are as follows:

	Pension Plans		Other than Pension Plans
	U.S.	International	Post-retirement
(In millions)			
Expected employer contributions for year ending June 30, 2013	$ —	$ 24.7	$ —
Expected benefit payments for year ending June 30,			
2013	46.3	19.5	6.0
2014	46.0	16.5	6.7
2015	42.9	17.7	7.3
2016	38.4	18.1	8.1
2017	38.5	20.1	9.0
Years 2018–2022	197.2	114.9	58.3

Plan Assets

The Company's investment strategy for its pension and post-retirement plan assets is to maintain a diversified portfolio of asset classes with the primary goal of meeting long-term cash requirements as they become due. Assets are primarily invested in diversified funds that hold equity or debt securities to maintain the security of the funds while maximizing the returns within each plan's investment policy. The investment policy for each plan specifies the type of investment vehicles appropriate for the plan, asset allocation guidelines, criteria for selection of investment managers, procedures to monitor overall investment performance, as well as investment manager performance.

The Company's target asset allocation at June 30, 2012 is as follows:

	Pension Plans		Other than Pension Plans
	U.S.	International	Post-retirement
Equity	30%	19%	30%
Debt securities	41%	56%	41%
Other	29%	25%	29%
	100%	100%	100%

The following is a description of the valuation methodologies used for plan assets measured at fair value:

Short-term investment funds—The fair value is determined using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and is primarily classified as Level 2. When quoted in an active market, these investments are classified within Level 1 of the valuation hierarchy.

Government and agency securities—When quoted prices are available in an active market, the investments are classified as Level 1. When quoted market prices are not available in an active market, these investments are classified as Level 2.

Equity securities—The fair values reflect the closing price reported on a major market where the individual securities are traded. These investments are classified within Level 1 of the valuation hierarchy.

Debt instruments—The fair values are based on a compilation of primarily observable market information or a broker quote in a non-active market. These investments are primarily classified within Level 2 of the valuation hierarchy.

Commingled funds—The fair values are determined using NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the trust/entity, minus its liabilities, and then divided by the number of shares outstanding. When quoted in an active market, these investments are classified within Level 1 of the valuation hierarchy. When the market is not active, these investments are generally classified within Level 2. When the market is not active and some inputs are unobservable, these investments are generally classified within Level 3.

Insurance contracts—These instruments are issued by insurance companies. The fair value is based on negotiated value and the underlying investment held in separate account portfolios as well as considering the credit worthiness of the issuer. The underlying investments are government, asset-backed and fixed income securities.

Insurance contracts are generally classified as Level 3 as there are no quoted prices nor other observable inputs for pricing.

Interests in limited partnerships and hedge fund investments—One limited partnership investment and one hedge fund was valued using the NAV provided by the administrator of the partnership/fund. The NAV is based on the value of the underlying assets owned by the partnership/fund, minus its liabilities, and then divided by the number of shares outstanding. All other limited partnership investments and hedge fund investments are private equity funds and the fair values are determined by the fund managers based on the estimated value of the various holdings of the fund portfolio. These investments are primarily classified within Level 3 of the valuation hierarchy.

The following table presents the fair values of the Company's pension and post-retirement plan assets by asset category as of June 30, 2012:

(In millions)	Level 1	Level 2	Level 3	Total
Short-term investment funds	$ 79.4	$ 78.4	$ —	$ 157.8
Government and agency securities	—	35.8	—	35.8
Equity securities	73.6	—	—	73.6
Debt instruments	—	134.2	—	134.2
Commingled funds	153.6	361.0	37.7	552.3
Insurance contracts	—	—	38.7	38.7
Limited partnerships and hedge fund investments	—	—	94.5	94.5
Total	$306.6	$609.4	$170.9	$1,086.9

The following table presents the fair values of the Company's pension and post-retirement plan assets by asset category as of June 30, 2011:

(In millions)	Level 1	Level 2	Level 3	Total
Short-term investment funds	$ 22.9	$ 44.9	$ —	$ 67.8
Government and agency securities	—	29.6	—	29.6
Equity securities	59.8	—	—	59.8
Debt instruments	—	102.3	—	102.3
Commingled funds	190.4	345.3	39.0	574.7
Insurance contracts	—	—	39.0	39.0
Limited partnerships and hedge fund investments	—	—	88.2	88.2
Total	$273.1	$522.1	$166.2	$961.4

The following table presents the changes in Level 3 plan assets for fiscal 2012:

(In millions)	Commingled Funds	Insurance Contracts	Limited Partnerships and Hedge Fund Investments	Total
Balance as of June 30, 2011	$39.0	$39.0	$88.2	$166.2
Actual return on plan assets:				
Relating to assets still held at the reporting date	1.4	3.9	(4.7)	0.6
Relating to assets sold during the year	(0.7)	—	3.7	3.0
Transfers in (out)	—	—	—	—
Purchases, sales, issuances and settlements, net	(1.0)	1.2	7.3	7.5
Foreign exchange impact	(1.0)	(5.4)	—	(6.4)
Balance as of June 30, 2012	$37.7	$38.7	$94.5	$170.9

401(k) Savings Plan (U.S.)

The Company's 401(k) Savings Plan ("Savings Plan") is a contributory defined contribution plan covering substantially all regular U.S. employees who have completed the hours and service requirements, as defined by the plan document. Regular full-time employees are eligible to participate in the Savings Plan thirty days following their date of hire. The Savings Plan is subject to the applicable provisions of ERISA. The Company matches a portion of the participant's contributions after one year of service under a predetermined formula based on the participant's contribution level. The Company's contributions were $23.6 million, $22.4 million and $20.8 million for fiscal 2012, 2011 and 2010, respectively. Shares of the Company's Class A Common Stock are not an investment option in the Savings Plan and the Company does not use such shares to match participants' contributions.

Deferred Compensation

The Company accrues for deferred compensation and interest thereon, and for the increase in the value of share units pursuant to agreements with certain key executives and outside directors. The amounts included in the accompanying consolidated balance sheets under these plans were $66.6 million and $65.8 million as of June 30, 2012 and 2011, respectively. The expense for fiscal 2012, 2011 and 2010 was $8.4 million, $9.9 million and $1.7 million, respectively.

NOTE 14—COMMITMENTS AND CONTINGENCIES

Contractual Obligations

The following table summarizes scheduled maturities of the Company's contractual obligations for which cash flows are fixed and determinable as of June 30, 2012:

		Payments Due in Fiscal					
	Total	2013	2014	2015	2016	2017	Thereafter
(In millions)							
Debt service[1]	$2,066.7	$ 286.2	$291.6	$ 46.6	$ 46.4	$346.3	$1,049.6
Operating lease commitments[2]	1,537.9	266.6	243.5	209.3	182.8	153.5	482.2
Unconditional purchase obligations[3]	2,178.6	1,130.0	213.1	197.5	185.0	114.5	338.5
Gross unrecognized tax benefits and interest—current[4]	0.9	0.9	—	—	—	—	—
Total contractual obligations	$5,784.1	$1,683.7	$748.2	$453.4	$414.2	$614.3	$1,870.3

(1) Includes long-term and short-term debt and the related projected interest costs, and to a lesser extent, capital lease commitments. Interest costs on long-term and short-term debt are projected to be $64.4 million in fiscal 2013, $55.1 million in fiscal 2014, $46.2 million in each of the years from fiscal 2015 through fiscal 2017 and $549.8 million thereafter. Projected interest costs on variable rate instruments were calculated using market rates at June 30, 2012. Including the 2022 Senior Notes and 2042 Senior Notes and redemption of the 2013 Senior Notes, debt service costs are projected to increase $247.2 million in fiscal 2013, decrease $223.9 million in fiscal 2014, increase $15.1 million in each of the years from fiscal 2015 through fiscal 2017, and increase $768.2 million thereafter. Refer to Note 10—Debt.

(2) Minimum operating lease commitments only include base rent. Certain leases provide for contingent rents that are not measurable at inception and primarily include rents based on a percentage of sales in excess of stipulated levels, as well as common area maintenance. These amounts are excluded from minimum operating lease commitments and are included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably measurable. Such amounts have not been material to total rent expense. Total rental expense included in the accompanying consolidated statements of earnings was $304.9 million in fiscal 2012, $290.9 million in fiscal 2011 and $272.8 million in fiscal 2010.

(3) Unconditional purchase obligations primarily include inventory commitments, estimated future earn-out payments, estimated royalty payments pursuant to license agreements, advertising commitments, capital improvement commitments, planned funding of pension and other post-retirement benefit obligations, commitments pursuant to executive compensation arrangements, obligations related to the Company's cost savings initiatives and acquisitions. Future earn-out payments and future royalty and advertising commitments were estimated based on planned future sales for the term that was in effect at June 30, 2012, without consideration for potential renewal periods.

(4) Refer to Note 8—Income Taxes for information regarding unrecognized tax benefits. As of June 30, 2012, the noncurrent portion of the Company's unrecognized tax benefits, including related accrued interest and penalties was $106.2 million. At this time, the settlement period for the noncurrent portion of the unrecognized tax benefits, including related accrued interest and penalties, cannot be determined and therefore was not included.

Legal Proceedings

The Company is involved, from time to time, in litigation and other legal proceedings incidental to its business. Management believes that the outcome of current litigation and legal proceedings will not have a material adverse effect upon the Company's results of operations, financial condition or cash flows. However, management's assessment of the Company's current litigation and other legal proceedings could change in light of the discovery of facts with respect to legal actions or other proceedings pending against the Company, not presently known to the Company or determinations by judges, juries or other finders of fact which are not in accord with management's evaluation of the possible liability or outcome of such litigation or proceedings. Except as disclosed below, reasonably possible losses in addition to the amounts accrued for litigation and other legal proceedings are not material to the Company's consolidated financial statements.

During the fiscal 2007 fourth quarter, the former owner of the Darphin brand initiated litigation in the Paris Commercial Court against the Company and one of its subsidiaries seeking to recover €60.0 million ($75.5 million at the exchange rate at June 30, 2012) that he claims he was owed as additional consideration for the sale of Darphin to the Company in April 2003. On December 23, 2011, the Paris Commercial Court issued its judgment, awarding the former owner €22.9 million ($28.8 million at the exchange rate at June 30, 2012) plus interest from 2007. The Company has filed its appeal with the Paris Court of Appeal. In accordance with the judgment, in January 2012, the Company paid €25.3 million ($31.8 million at the exchange rate at June 30, 2012) to the former owner and received from him a bank guarantee to assure repayment to the Company of such sum (or any part thereof) in the event that the judgment is reversed by the Paris Court of Appeal. Based upon its assessment of the case, as well as the advice of external counsel, the Company is maintaining the amount it previously accrued as an amount that it believes will ultimately be paid based on the probable outcome of the appeal. Such amount is less than the Paris Commercial Court's award.

Other Income

In November 2011, the Company settled a commercial dispute with third parties that was outside its normal operations. In connection therewith, the Company received a $10.5 million cash payment, which has been classified as other income in its consolidated statement of earnings.

NOTE 15—COMMON STOCK

As of June 30, 2012, the Company's authorized common stock consists of 650 million shares of Class A Common Stock, par value $.01 per share, and 240 million shares of Class B Common Stock, par value $.01 per share. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. Holders of the Company's Class A Common Stock are entitled to one vote per share and holders of the Company's Class B Common Stock are entitled to ten votes per share.

On November 3, 2011, the Company's Board of Directors declared a two-for-one stock split on the Company's Class A and Class B Common Stock. The stock split was effected in the form of a stock dividend and resulted in one additional share being issued on January 20, 2012 for each share held by stockholders of record at the close of business on January 4, 2012. The stock split did not have an impact on the Company's consolidated financial position or results of operations. In addition, on November 3, 2011, the Company's Board of Directors declared a dividend in the amount of $.525 per share on the Company's Class A and Class B Common Stock. The dividend was paid in cash on December 14, 2011 to stockholders of record at the close of business on November 28, 2011.

Information about the Company's common stock outstanding is as follows:

(Shares in thousands)	Class A	Class B
Balance at June 30, 2009	237,253.8	156,134.5
Acquisition of treasury stock	(9,803.7)	–
Conversion of Class B to Class A	1,970.4	(1,970.4)
Stock-based compensation	11,862.8	–
Balance at June 30, 2010	241,283.3	154,164.1
Acquisition of treasury stock	(10,515.1)	–
Conversion of Class B to Class A	2,200.0	(2,200.0)
Stock-based compensation	9,630.7	–
Balance at June 30, 2011	242,598.9	151,964.1
Acquisition of treasury stock	(11,980.2)	–
Conversion of Class B to Class A	186.0	(186.0)
Stock-based compensation	6,314.8	–
Balance at June 30, 2012	237,119.5	151,778.1

The Company is authorized by the Board of Directors to repurchase up to 176.0 million shares of Class A Common Stock in the open market or in privately negotiated transactions, depending on market conditions and other factors. As of June 30, 2012, the cumulative total of acquired shares pursuant to the authorization was 161.1 million, reducing the remaining authorized share repurchase balance to 14.9 million.

Subsequent to June 30, 2012, the Company purchased approximately 2.0 million additional shares of Class A Common Stock for $104.2 million pursuant to its share repurchase program.

NOTE 16—STOCK PROGRAMS

As of June 30, 2012, the Company has two active equity compensation plans which include the Amended and Restated Fiscal 2002 Share Incentive Plan (the "Fiscal 2002 Plan") and the Non-Employee Director Share Incentive Plan (collectively, the "Plans"). These Plans currently provide for the issuance of 66,319,900 shares of Class A Common Stock, which consist of shares originally provided for and shares transferred to the Fiscal 2002 Plan from other inactive plans and employment agreements, to be granted in the form of stock-based awards to key employees, consultants and non-employee directors of the Company. As of June 30, 2012, approximately 23,396,400 shares of Class A Common Stock were reserved and available to be granted pursuant to these Plans. The Company may satisfy the obligation of its stock-based compensation awards with either new or treasury shares. The Company's equity compensation awards outstanding at June 30, 2012 include stock options, performance share units ("PSU"), restricted stock units ("RSU"), market share units ("MSU") and share units.

Total stock-based compensation expense is attributable to the granting of, and the remaining requisite service periods of stock options, PSUs, RSUs, MSUs and share units. Stock-based compensation expense and related income tax benefits are as follows:

YEAR ENDED JUNE 30	2012	2011	2010
(In millions)			
Compensation expense	**$124.7**	$94.8	$57.0
Income tax benefit	**41.1**	31.5	19.0

As of June 30, 2012, the total unrecognized compensation cost related to nonvested stock-based awards was $80.8 million and the related weighted-average period over which it is expected to be recognized is approximately 1.7 years.

Stock Options

A summary of the Company's stock option programs as of June 30, 2012 and changes during the fiscal year then ended, is presented below:

	Shares	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value[1] (in millions)	Weighted-Average Contractual Life Remaining in Years
(Shares in thousands)				
Outstanding at June 30, 2011	16,972.5	$22.87		
Granted at fair value	3,349.7	49.22		
Exercised	(4,318.8)	21.33		
Expired	(16.9)	20.64		
Forfeited	(175.7)	31.26		
Outstanding at June 30, 2012	15,810.8	28.86	$399.6	7.0
Vested and expected to vest at June 30, 2012	15,654.9	28.72	$397.8	7.0
Exercisable at June 30, 2012	8,005.8	22.38	$254.1	5.9

(1) The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

The exercise period for all stock options generally may not exceed ten years from the date of grant. Stock option grants to individuals generally become exercisable in three substantively equal tranches over a service period of up to four years. The Company attributes the value of option awards on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The following is a summary of the per-share weighted-average grant date fair value of stock options granted and total intrinsic value of stock options exercised:

YEAR ENDED JUNE 30	2012	2011	2010
(In millions, except per share data)			
Per-share weighted-average grant date fair value of stock options granted	**$17.41**	$18.93	$10.64
Intrinsic value of stock options exercised	**$154.0**	$178.1	$91.8

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

YEAR ENDED JUNE 30	2012	2011	2010
Weighted-average expected stock-price volatility	**35%**	31%	30%
Weighted-average expected option life	**8 years**	8 years	8 years
Average risk-free interest rate	**1.7%**	2.2%	3.1%
Average dividend yield	**1.0%**	1.1%	2.0%

The Company uses a weighted-average expected stock-price volatility assumption that is a combination of both current and historical implied volatilities of the underlying stock. The implied volatilities were obtained from publicly available data sources. For the weighted-average expected option life assumption, the Company considers the exercise behavior of past grants and models the pattern of aggregate exercises. The average risk-free interest rate is based on the U.S. Treasury strip rate for the expected term of the options and the average dividend yield is based on historical experience.

Performance Share Units

During fiscal 2012, the Company granted approximately 260,000 PSUs, which will be settled in stock subject to the achievement of the Company's net sales, diluted net earnings per common share and return on invested capital goals for the three fiscal years ending June 30, 2014, all subject to the continued employment or retirement of the grantees. Settlement will be made pursuant to a range of opportunities relative to the net sales, diluted net earnings per common share and return on invested capital targets of the Company and, as such, the compensation cost of the PSU is subject to adjustment based upon the attainability of these target goals. No settlement will occur for results below the applicable minimum threshold of a target and additional shares shall be issued if performance exceeds the targeted performance goals. Certain PSUs are accompanied by dividend equivalent rights that will be payable in cash upon settlement of the PSU. Other PSUs granted in fiscal 2012 are not accompanied by dividend equivalent rights and, as such, were valued at the closing market value of the Company's Class A Common Stock on the date of grant less the discounted present value of the dividends expected to be paid on the shares during the vesting period. These awards are subject to the provisions of the agreement under which the PSUs are granted. The PSUs were valued at the closing market value of the Company's Class A Common Stock on the date of grant and generally vest at the end of the performance period. Approximately 495,900 shares of Class A Common Stock are anticipated to be issued, relative to the target goals set at the time of issuance, in settlement of the 330,600 PSUs that vested as of June 30, 2012. In September 2011, approximately 275,200 shares of the Company's Class A Common Stock were issued and related accrued dividends were paid, relative to the target goals set at the time of issuance, in settlement of 262,000 PSUs which vested as of June 30, 2011.

The following is a summary of the status of the Company's PSUs as of June 30, 2012 and activity during the fiscal year then ended:

	Shares	Weighted-Average Grant Date Fair Value Per Share
(Shares in thousands)		
Nonvested at June 30, 2011	699.8	$23.36
Granted	260.0	48.57
Vested	(330.6)	16.71
Forfeited	(3.3)	28.84
Nonvested at June 30, 2012	625.9	37.31

Restricted Stock Units

The Company granted approximately 1,336,200 RSUs during fiscal 2012 which, at the time of grant, were scheduled to vest as follows: 751,500 on October 31, 2012, 3,900 on April 25, 2013, 392,500 on October 31, 2013, 3,900 on April 25, 2014, 175,500 on October 31, 2014, 5,000 on December 1, 2014 and 3,900 on April 27, 2015, all subject to the continued employment or retirement of the grantees. Certain RSUs granted in fiscal 2012 are accompanied by dividend equivalent rights that will be payable in cash upon settlement of the RSU and, as such, were valued at the closing market value of the Company's Class A Common Stock on the date of grant. Other RSUs granted in fiscal 2012 are not accompanied by dividend equivalent rights and, as such, were valued at the closing market value of the Company's Class A Common Stock on the date of grant less the discounted present value of the dividends expected to be paid on the shares during the vesting period.

The following is a summary of the status of the Company's RSUs as of June 30, 2012 and activity during the fiscal year then ended:

	Shares	Weighted-Average Grant Date Fair Value Per Share
(Shares in thousands)		
Nonvested at June 30, 2011	2,870.3	$24.87
Granted	1,336.2	48.85
Vested	(1,716.8)	24.31
Forfeited	(96.8)	35.77
Nonvested at June 30, 2012	2,392.9	38.22

Market Share Unit

As of June 30, 2012, the Company had one outstanding market share with a grant date fair value of $10.6 million that was estimated using a lattice model with a Monte Carlo simulation and the following assumptions: contractual life of 41 months, a weighted-average expected volatility of 29%, a weighted-average risk-free interest rate of 1.6% and a weighted-average dividend yield of 1.0%. The Company used an expected stock-price volatility assumption that is a combination of both current and historical implied volatilities from options on the underlying stock. The implied volatilities were obtained from publicly available data sources. The expected life is equal to the contractual term of the grant. The average risk-free interest rate is based on the U.S. Treasury strip rates over the contractual term of the grant and the average dividend yield is based on historical experience.

Share Units

The Company grants share units to certain non-employee directors under the Non-Employee Director Share Incentive Plan. The share units are convertible into shares of Class A Common Stock as provided for in that plan. Share units are accompanied by dividend equivalent rights that are converted to additional share units when such dividends are declared.

The following is a summary of the status of the Company's share units as of June 30, 2012 and activity during the fiscal year then ended:

	Shares	Weighted-Average Grant Date Fair Value Per Share
(Shares in thousands)		
Outstanding at June 30, 2011	58.4	$21.22
Granted	14.5	57.53
Dividend equivalents	0.8	52.79
Converted	–	–
Outstanding at June 30, 2012	73.7	28.69

Cash Units

Certain non-employee directors defer cash compensation in the form of cash payout share units, which are not subject to the Plans. These share units are classified as liabilities and, as such, their fair value is adjusted to reflect the current market value of the Company's Class A Common Stock. The Company recorded $0.8 million, $4.9 million and $2.3 million as compensation expense to reflect additional deferrals and the change in the market value for fiscal 2012, 2011 and 2010, respectively.

NOTE 17—NET EARNINGS ATTRIBUTABLE TO THE ESTÉE LAUDER COMPANIES INC. PER COMMON SHARE

Net earnings attributable to The Estée Lauder Companies Inc. per common share ("basic EPS") is computed by dividing net earnings attributable to The Estée Lauder Companies Inc. by the weighted-average number of common shares outstanding and contingently issuable shares (which satisfy certain conditions). Net earnings attributable to The Estée Lauder Companies Inc. per common share assuming dilution ("diluted EPS") is computed by reflecting potential dilution from stock-based awards.

A reconciliation between the numerators and denominators of the basic and diluted EPS computations is as follows:

YEAR ENDED JUNE 30	2012	2011	2010
(In millions, except per share data)			
Numerator:			
Net earnings attributable to The Estée Lauder Companies Inc.	**$856.9**	$700.8	$478.3
Denominator:			
Weighted-average common shares outstanding—Basic	**388.7**	394.0	395.4
Effect of dilutive stock options	**6.3**	6.5	4.5
Effect of RSUs, PSUs and MSU	**2.0**	1.9	1.6
Weighted-average common shares outstanding—Diluted	**397.0**	402.4	401.5
Net earnings attributable to The Estée Lauder Companies Inc. per common share:			
Basic	**$ 2.20**	$ 1.78	$ 1.21
Diluted	**2.16**	1.74	1.19

As of June 30, 2012, 2011 and 2010, outstanding stock options that were not included in the computation of diluted EPS because their inclusion would be anti-dilutive were de minimis. As of June 30, 2012, 2011 and 2010, 0.6 million, 0.7 million and 0.6 million, respectively, of PSUs have been excluded from the calculation of diluted EPS because the number of shares ultimately issued is contingent on the achievement of certain performance targets of the Company, as discussed in Note 16—Stock Programs.

NOTE 18—ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of Accumulated OCI ("AOCI") included in the accompanying consolidated balance sheets consist of the following:

YEAR ENDED JUNE 30	2012	2011	2010
(In millions)			
Net unrealized investment gains (losses), beginning of year	$ 0.5	$ 0.2	$ (0.2)
Unrealized investment gains (losses)	0.1	0.4	0.6
Benefit (provision) for deferred income taxes	(0.1)	(0.1)	(0.2)
Net unrealized investment gains, end of year	0.5	0.5	0.2
Net derivative instruments, beginning of year	(0.7)	14.3	1.5
Gain (loss) on derivative instruments	40.2	(38.0)	(0.2)
Benefit (provision) for deferred income taxes on derivative instruments	(14.3)	13.4	(0.1)
Reclassification to earnings during the year:			
Foreign currency forward contracts	(11.7)	15.1	20.3
Settled interest rate-related derivatives	(0.3)	(0.3)	(0.2)
Benefit (provision) for deferred income taxes on reclassification	4.2	(5.2)	(7.0)
Net derivative instruments, end of year	17.4	(0.7)	14.3
Net pension and post-retirement adjustments, beginning of year	(199.0)	(217.6)	(190.7)
Changes in plan assets and benefit obligations:			
Net actuarial gains (losses) recognized	(176.9)	30.7	(65.6)
Net prior service credit (cost) recognized	2.0	(10.6)	2.6
Translation adjustments	7.6	(16.4)	6.5
Amortization of amounts included in net periodic benefit cost:			
Net actuarial (gains) losses	14.7	26.3	9.3
Net prior service cost (credit)	4.3	3.1	3.1
Net transition asset (obligation)	—	—	—
Benefit (provision) for deferred income taxes	53.8	(14.5)	17.2
Net pension and post-retirement adjustments, end of year	(293.5)	(199.0)	(217.6)
Cumulative translation adjustments, beginning of year	216.9	6.4	72.3
Translation adjustments	(156.6)	213.2	(65.5)
Benefit (provision) for deferred income taxes	2.4	(2.7)	(0.4)
Cumulative translation adjustments, end of year	62.7	216.9	6.4
Accumulated other comprehensive income (loss)	$ 212.9	$ 17.7	$(196.7)

Of the $17.4 million, net of tax, derivative instrument gain recorded in AOCI at June 30, 2012, $9.8 million in gains, net of tax, related to foreign currency forward contracts, which the Company will reclassify to earnings through March 2014. Also included in the net derivative instrument gain recorded in AOCI was $8.2 million, net of tax, related to the October 2003 gain from the settlement of the treasury lock agreements upon the issuance of the Company's 2033 Senior Notes, which is being reclassified to earnings as an offset to interest expense over the life of the debt. These gains were partially offset by $0.6 million, net of tax, related to a loss from the settlement of a series of forward-starting interest rate swap agreements upon the issuance of the Company's 2037 Senior Notes, which is being reclassified to earnings as an addition to interest expense over the life of the debt.

Refer to Note 13—Pension, Deferred Compensation and Post-retirement Benefit Plans for the discussion regarding the net pension and post-retirement adjustments.

NOTE 19—STATEMENT OF CASH FLOWS

Supplemental cash flow information is as follows:

YEAR ENDED JUNE 30	2012	2011	2010
(In millions)			
Cash:			
Cash paid during the year for interest	**$ 75.0**	$ 72.6	$106.0
Cash paid during the year for income taxes	**$326.4**	$241.7	$265.2
Non-cash investing and financing activities:			
Incremental tax benefit from the exercise of stock options	**$ (10.0)**	$ (20.0)	$ (21.3)
Change in liability associated with acquisition of business	**$ —**	$ —	$ 7.0
Capital lease obligations incurred	**$ 8.6**	$ 1.0	$ 22.5
Interest rate swap derivative mark to market	**$ —**	$ 8.7	$ 14.2

NOTE 20—SEGMENT DATA AND RELATED INFORMATION

Reportable operating segments include components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the "Chief Executive") in deciding how to allocate resources and in assessing performance. As a result of the similarities in the manufacturing, marketing and distribution processes for all of the Company's products, much of the information provided in the consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by the Chief Executive. Although the Company operates in one business segment, beauty products, management also evaluates performance on a product category basis.

While the Company's results of operations are also reviewed on a consolidated basis, the Chief Executive reviews data segmented on a basis that facilitates comparison to industry statistics. Accordingly, net sales, depreciation and amortization, and operating income are available with respect to the manufacture and distribution of skin care, makeup, fragrance, hair care and other products. These product categories meet the definition of operating segments and, accordingly, additional financial data are provided below. The "other" segment includes the sales and related results of ancillary products and services that do not fit the definition of skin care, makeup, fragrance and hair care.

Product category performance is measured based upon net sales before returns associated with restructuring activities, and earnings before income taxes, other income, net interest expense, interest expense on debt extinguishment and total charges associated with restructuring activities. Returns and charges associated with restructuring activities are not allocated to the product categories because they result from activities that are deemed a company-wide program to redesign the Company's organizational structure. The accounting policies for the Company's reportable segments are the same as those described in the summary of significant accounting policies, except for depreciation and amortization charges, which are allocated, primarily, based upon net sales. The assets and liabilities of the Company are managed centrally and are reported internally in the same manner as the consolidated financial statements; thus, no additional information is produced for the Chief Executive or included herein.

YEAR ENDED JUNE 30	2012	2011	2010
(In millions)			
PRODUCT CATEGORY DATA			
Net Sales:			
Skin Care	**$4,225.2**	$3,718.6	$3,227.1
Makeup	**3,696.8**	3,370.8	2,978.2
Fragrance	**1,271.0**	1,236.0	1,136.9
Hair Care	**462.4**	432.3	413.9
Other	**60.3**	56.9	55.4
	9,715.7	8,814.6	7,811.5
Returns associated with restructuring activities	**(2.1)**	(4.6)	(15.7)
	$9,713.6	$8,810.0	$7,795.8
Depreciation and Amortization:			
Skin Care	**$ 119.9**	$ 116.3	$ 104.4
Makeup	**127.8**	127.4	110.3
Fragrance	**37.5**	40.0	37.2
Hair Care	**9.5**	9.7	10.8
Other	**1.1**	1.0	1.0
	$ 295.8	$ 294.4	$ 263.7
Goodwill, Other Intangible Asset and Long-Lived Asset Impairments:			
Skin Care	**$ —**	$ 3.8	$ 11.0
Makeup	**—**	1.1	1.0
Fragrance	**—**	—	0.5
Hair Care	**21.7**	33.1	35.9
Other	**—**	—	—
	$ 21.7	$ 38.0	$ 48.4
Operating Income (Loss) before total charges associated with restructuring activities:			
Skin Care	**$ 746.7**	$ 595.1	$ 434.3
Makeup	**538.0**	493.8	416.8
Fragrance	**100.1**	80.7	26.3
Hair Care	**12.2**	(9.1)	(6.2)
Other	**(22.1)**	(11.7)	3.4
	1,374.9	1,148.8	874.6
Reconciliation:			
Total charges associated with restructuring activities[1]	**(63.2)**	(59.4)	(84.7)
Interest expense, net	**(61.1)**	(63.9)	(74.3)
Other income	**10.5**	—	—
Interest expense on debt extinguishment	**—**	—	(27.3)
Earnings before income taxes	**$1,261.1**	$1,025.5	$ 688.3

(1) ncludes $8.8 million of impairment charges in fiscal 2010 related to the reformulation of Ojon brand products.

YEAR ENDED OR AT JUNE 30	2012	2011	2010
(In millions)			
GEOGRAPHIC DATA			
Net Sales:			
The Americas	**$4,101.1**	$3,796.3	$3,442.1
Europe, the Middle East & Africa	**3,603.2**	3,257.6	2,859.3
Asia/Pacific	**2,011.4**	1,760.7	1,510.1
	9,715.7	8,814.6	7,811.5
Returns associated with restructuring activities	**(2.1)**	(4.6)	(15.7)
	$9,713.6	$8,810.0	$7,795.8
Operating Income (Loss):			
The Americas	**$ 288.4**	$ 244.9	$ 161.5
Europe, the Middle East & Africa	**746.3**	651.9	500.8
Asia/Pacific	**340.2**	252.0	212.3
	1,374.9	1,148.8	874.6
Total charges associated with restructuring activities	**(63.2)**	(59.4)	(84.7)
	$1,311.7	$1,089.4	$ 789.9
Total Assets:			
The Americas	**$3,616.5**	$3,633.6	$3,237.3
Europe, the Middle East & Africa	**2,311.6**	2,034.0	1,600.0
Asia/Pacific	**664.9**	606.3	498.3
	$6,593.0	$6,273.9	$5,335.6
Long-Lived Assets (property, plant and equipment, net):			
The Americas	**$ 815.2**	$ 750.7	$ 702.6
Europe, the Middle East & Africa	**307.8**	307.5	258.3
Asia/Pacific	**108.8**	84.9	62.7
	$1,231.8	$1,143.1	$1,023.6

Net sales are predominantly attributed to a country within a geographic segment based on the location of the customer. The net sales from the Company's travel retail business are included in the Europe, the Middle East & Africa region. The Company is domiciled in the United States. Net sales in the United States in fiscal 2012, 2011 and 2010 were $3,582.1 million, $3,309.1 million and $2,992.7 million, respectively. The Company's long-lived assets in the United States at June 30, 2012, 2011 and 2010 were $736.5 million, $672.1 million and $630.1 million, respectively.

NOTE 21—UNAUDITED QUARTERLY FINANCIAL DATA

The following summarizes the unaudited quarterly operating results of the Company for fiscal 2012 and 2011:

	Quarter Ended				
	September 30[1]	December 31[2]	March 31[3]	June 30[4]	Total Year
(In millions, except per share data)					
Fiscal 2012					
Net Sales[5][6]	$2,476.7	$2,737.5	$2,248.2	$2,251.2	$9,713.6
Gross Profit	1,942.4	2,186.5	1,778.9	1,810.0	7,717.8
Operating Income[5]	430.0	597.0	211.5	73.2	1,311.7
Net Earnings Attributable to The Estée Lauder Companies Inc.	278.6	396.7	130.4	51.2	856.9
Net earnings attributable to The Estée Lauder Companies Inc. per common share:					
Basic	.71	1.03	.34	.13	2.20
Diluted	.70	1.00	.33	.13	2.16
Fiscal 2011					
Net Sales[5]	$2,091.7	$2,492.0	$2,165.7	$2,060.6	$8,810.0
Gross Profit	1,603.6	1,950.9	1,683.1	1,635.5	6,873.1
Operating Income[5]	298.0	517.7	209.1	64.6	1,089.4
Net Earnings Attributable to The Estée Lauder Companies Inc.	191.1	343.9	124.7	41.1	700.8
Net earnings attributable to The Estée Lauder Companies Inc. per common share:					
Basic	.49	.87	.32	.10	1.78
Diluted	.48	.86	.31	.10	1.74

(1) Fiscal 2012 first quarter results include charges associated with restructuring activities of $4.1 million ($2.9 million after tax, or $.01 per diluted common share). Fiscal 2011 first quarter results include charges associated with restructuring activities of $4.6 million ($3.3 million after tax, or $.01 per diluted common share).

(2) Fiscal 2012 second quarter results include charges associated with restructuring activities of $6.1 million ($4.4 million after tax, or $.01 per diluted common share) and other intangible asset impairment charges of $6.7 million ($4.3 million after tax, or $.01 per diluted common share). Fiscal 2011 second quarter results include charges associated with restructuring activities of $19.3 million ($11.9 million after tax, or $.03 per diluted common share).

(3) Fiscal 2012 third quarter results include charges associated with restructuring activities of $28.8 million ($18.8 million after tax, or $.05 per diluted common share). Fiscal 2011 third quarter results include charges associated with restructuring activities of $23.5 million ($17.9 million after tax, or $.04 per diluted common share) and goodwill and other intangible asset impairment charges of $36.3 million ($23.3 million after tax, or $.06 per diluted common share).

(4) Fiscal 2012 fourth quarter results include charges associated with restructuring activities of $24.2 million ($18.0 million after tax, or $.04 per diluted common share) and other intangible asset impairment charges of $15.0 million ($9.6 million after tax, or $.02 per diluted common share). Fiscal 2011 fourth quarter results include charges associated with restructuring activities of $12.0 million ($8.6 million after tax, or $.02 per diluted common share), other intangible asset impairment charges of $1.7 million ($1.1 million after tax, or less than $.01 per diluted common share) and certain out-of-period adjustments of $8.6 million after tax, or $.02 per diluted common share.

(5) As a result of the Company's SAP rollout, approximately $30 million of accelerated orders were recorded as net sales (approximately $23 million of operating income) in the fiscal 2012 second quarter that likely would have occurred in the fiscal 2012 third quarter. In addition, approximately $42 million of accelerated orders (approximately $31 million of operating income) were recorded as net sales in the fiscal 2011 third quarter that would have occurred in the fiscal 2011 fourth quarter).

(6) The Company established a provision in the fiscal 2012 third quarter for then-anticipated returns of approximately $16 million as a result of repositioning certain products due to changes in regulations related to sunscreen products in the United States. These regulations were subsequently deferred and, accordingly, the Company reversed this provision in the fiscal 2012 fourth quarter.

Management of The Estée Lauder Companies Inc. (including its subsidiaries) (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) of the Securities Exchange Act of 1934, as amended).

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management has concluded that, as of June 30, 2012, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of June 30, 2012 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears under the heading "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting."

Fabrizio Freda
President and Chief Executive Officer

Richard W. Kunes
Executive Vice President and Chief Financial Officer

August 17, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
The Estée Lauder Companies Inc.:

We have audited The Estée Lauder Companies Inc. and subsidiaries' ("the Company") internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Estée Lauder Companies Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Estée Lauder Companies Inc. and subsidiaries as of June 30, 2012 and 2011, and the related consolidated statements of earnings, equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 30, 2012, and our report dated August 17, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
August 17, 2012

The Board of Directors and Stockholders
The Estée Lauder Companies Inc.:

We have audited the accompanying consolidated balance sheets of The Estée Lauder Companies Inc. and subsidiaries ("the Company") as of June 30, 2012 and 2011, and the related consolidated statements of earnings, equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 30, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements, based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Estée Lauder Companies Inc. and subsidiaries as of June 30, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Estée Lauder Companies Inc. and subsidiaries' internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 17, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

The Company changed its methods of accounting for business combinations and non-controlling interests in the year ended June 30, 2010.

KPMG LLP

New York, New York
August 17, 2012

Company Headquarters
The Estée Lauder Companies Inc.
767 Fifth Avenue, New York, New York 10153
212-572-4200

Stockholder Information
Stockholders may access Company information, including a summary of the latest financial results, 24 hours a day, by dialing our toll-free information line, 800-308-2334. Company news releases are available online at *www.elcompanies.com*.

Investor Inquiries
We welcome inquiries from investors, securities analysts and other members of the professional financial community. Please contact the Investor Relations Department in writing at the Company's headquarters or by telephone at 212-572-4384.

Annual Report on Form 10-K
If you would like a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, please call the toll-free information line, 800-308-2334, or write to the Investor Relations Department at the Company's headquarters. Our Form 10-K is also available on our website at *www.elcompanies.com* as well as at the Securities and Exchange Commission website at *www.sec.gov.*

Common Stock Information
The Class A Common Stock of The Estée Lauder Companies Inc. is listed on the New York Stock Exchange with the symbol EL.

Fiscal 2012	Market Price of Common Stock		
Quarter Ended	High	Low	Close
September 30	$54.39	$42.83	$43.92
December 31	60.37	40.76	56.16
March 31	63.92	54.00	61.94
June 30	65.60	51.82	54.12

Dividends
Dividends on the common stock are expected to be paid annually following the declaration by the Board of Directors. The last annual dividend was $.525 per share and was paid in December 2011.

Annual Meeting
The Company's Annual Meeting of Stockholders will be held on Friday, November 9, 2012, at 10:00 a.m. at:
Essex House
160 Central Park South
New York, New York 10019

Attendance at the Annual Meeting will require an admission ticket.

Stockholder Services
Computershare Shareowner Services is the Company's transfer agent and registrar. Please contact Computershare directly with all inquiries and requests to:

- Change the name, address, or ownership of stock;
- Replace lost certificates or dividend checks;
- Obtain information about dividend reinvestment, direct stock purchase or direct deposit of dividends.

Computershare Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
888-860-6295
www.cpushareownerservices.com

Corporate Responsibility Report
At The Estée Lauder Companies, our success relies on continuing our mission of "Bringing the Best to Everyone We Touch and Being the Best in Everything We Do."

This philosophy guides our efforts around the environment, natural resources, caring for our employees and contributing to the well-being of communities where we work.

We have recently published our third corporate responsibility report, which describes our progress and performance in these areas. We use the Global Reporting Initiative guidelines to ensure we cover the main issues of interest to our stakeholders.

Learn more about our Company's and our brands' commitment to corporate responsibility in our 2010 CR report: *http://www.elcompanies.com/Pages/Corporate-Responsibility.aspx*

An updated report will be available at the same link in Fall 2012.

Performance Graphs

The following graphs compare the cumulative five- and seventeen-year total stockholder return (stock price appreciation plus dividends) on the Company's Class A Common Stock with the cumulative total return of the S&P 500 Index and a market weighted index of a publicly traded peer group. The returns are calculated by assuming an investment of $100 in the Class A Common Stock and in each index on June 30, 2007 for the five-year graph, and November 16, 1995 (the Company's initial public offering date) for the seventeen-year graph. The publicly traded companies included in the peer group are: Avon Products, Inc., Beiersdorf AG, L'Oreal S.A., LVMH Moët Hennessy Louis Vuitton S.A., The Procter & Gamble Company and Shiseido Company, Ltd.

Cumulative five-year total stockholder return



$300
250
200
150
100
50
0
June 2007
June 2008
June 2009
June 2010
June 2011
June 2012
The Estée Lauder Companies Inc.
S&P 500
Peer Group

Cumulative seventeen-year total stockholder return



$1000
950
900
850
800
750
700
650
600
550
500
450
400
350
300
250
200
150
100
50
0
Nov 1995
June 1996
June 1997
June 1998
June 1999
June 2000
June 2001
June 2002
June 2003
June 2004
June 2005
June 2006
June 2007
June 2008
June 2009
June 2010
June 2011
June 2012
The Estée Lauder Companies Inc.
S&P 500
Peer Group

Trademarks

The Estée Lauder Companies Inc. and its subsidiaries own numerous trademarks. Those appearing in the text in this report include:

Advanced Night Repair, American Beauty, A Perfect World, Aramis, Aveda, Bb. ColorMinded, Bb. Straight, Be Legendary, Bobbi Brown, Bobbi Brown LongWear, Bumble and bumble, Calyx, Chubby Stick, Clinique, Crème de la Mer, Crème Soyeuse de La Mer, Darphin, Double Wear, Equinol, Estée Lauder, Estée Lauder Beautiful, Estée Lauder *pleasures*, Estée Lauder Wood Mystique, Even Better, Even Better Clinical, Eyliplex-2, Flirt!, Flirt! Big Flirt!, GoodSkin Labs, Grassroots Research Labs, Grassroots, Ideal Resource, Idealist, IntuiGen Technology, Invati, Jo Malone, Jo Malone London, Jo Malone London crème and black box, Jo Malone Wild Bluebell, Lab Series, Lab Series Max LS, La Mer, M·A·C, M·A·C AIDS Fund, M·A·C Zoom Waterfast Lash, Matchmaster, Mega-Bright, Mineralize, Moisture Surge Intense, Ojon, Origins, Perfume Calligraphy by Aramis, Photo Op, Powered by Nature. Proven by Science, Prescriptives, Pure Color, Quickliner, Rare Blend Oil, Revitalizing Supreme, Smashbox, Surf Spray, Tri-Aktiline, VIVA GLAM, Youth-full and Z-Pore.

Coach, Coach Poppy, Coach Poppy Flower, Coach Poppy Blossom and Coach Signature Rose D'Or are licensed trademarks from Coach Services Inc.; Dr. Andrew Weil is a licensed trademark from Weil Lifestyle LLC; DKNY, DKNY Be Delicous, Donna Karan, Donna Karan New York and Donna Karan Cashmere Mist are all licensed trademarks from Donna Karan Studio LLC; Kiton is a licensed trademark from Ciro Paone S.p.A.; Marni is a licensed trademark from Marni International S.A.; Michael Kors and Michael Kors Gold Rose are licensed trademarks from Michael Kors LLC; Tom Ford, Tom Ford Black Orchid, Tom Ford Neroli Portofino, Tom Ford Private Blend and Tom Ford Sahara Noir are licensed trademarks from 001 Corporation; Tommy, Tommy Hilfiger, HILFIGER Man and Tommy Girl are licensed trademarks from Tommy Hilfiger Licensing LLC; Tory Burch is a licensed trademark from Tory Burch LLC; Z Zegna and Ermenegildo Zegna are licensed trademarks from Consitex S.A.

THE ESTĒE LAUDER COMPANIES INC. 2012 ANNUAL REPORT ENVIRONMENTAL FIGURES

The Estée Lauder Companies Inc. 2012 Annual Report is printed on paper that is made with certified renewable electricity and is Forest Stewardship Council™ (FSC®) Certified, ensuring all papers come from responsibly managed forests. Paper used in the financial section is made with 100% post-consumer recycled fiber (PCRF), Green Seal™ Certified and Carbon Neutral Plus, all of which ensure a reduction in carbon emissions and demonstrate a commitment to conserve the environment.

The coated paper in the Annual Report is Elemental Chlorine Free (ECF), a technique that uses chlorine dioxide for the bleaching of wood pulp. It does not use elemental chlorine gas during the bleaching process and prevents the formation of dioxin. The paper made with 100% PCRF is Processed Chlorine Free (PCF), recycled paper in which the recycled content is unbleached or bleached without chlorine or chlorine derivatives.

Combined savings from using 7,800 lbs of paper made with 100% PCRF and 12,800 lbs of paper made with 20% PCRF to produce this report:

38,129 lbs wood	A total of 117 trees, which supply enough oxygen for 59 people annually.
24 trees	PCRF displaces wood fiber with savings translated as trees. (Assumes a mix of hardwoods and softwoods 6" to 8" in diameter and 40' tall.)
53,757 gal water	Enough water to take 3,227 eight-minute showers.
10,923 gal waste water	PCRF content eliminates wastewater produced by processing equivalent virgin fiber. (Swimming pools - 1 Olympic-sized swimming pool holds 660,430 gallons.)
720 lbs solid waste	PCRF content eliminates solid waste generated through the pulp and paper manufacturing process. (Garbage trucks - 1 fully loaded garbage truck weighs an average of 28,000 lbs.)
3,241 lbs solid waste	Solid waste trash thrown away by 723 people in a single day.
9.7 million BTU	PCRF content displaces energy used to process equivalent virgin fiber. (Homes per year - The average US household uses 91 million BTUs of energy in a year.)
37 min BTUs energy	Enough energy to power an average American household for 148 days.
11,953 lbs emissions	Carbon sequestered by 94 tree seedlings grown for 5 years.

Reduction of emissions derived from using paper made with 100% renewable energy:

8,194 lbs	Combined amount of CO_2, SO_2, and NO_x not emitted.
10,045 lbs (0.9 cars/year)	Greenhouse Gas Reduction - PCRF content reduces greenhouse gas emissions (measured in CO_2 equivalents) that would be generated by equivalent virgin fiber production. Purchasing green power significantly reduces greenhouse gas emissions, as well. (Cars per year - the average car emits 11,013 pounds of CO_2 in a year.)

Savings of these greenhouse gas emissions are equivalent to:

4,271.49 hours	Number of kilowatt-hours of electricity offset by purchase of renewable energy.
1,087 hours	Total continuous electricity used by a single-family home.
5,071 lbs	Amount of waste recycled instead of disposed in landfills.

FSC®
www.fsc.org
MIX
Paper from responsible sources
FSC® C020268

Sandy Alexander Inc., an ISO 14001:2004 certified printer with FSC® Chain-of-Custody Certification, printed this report with the use of 100% certified renewable wind power sources, which benefit the environment by preventing emissions of greenhouse gases.

Reduction of emissions from printing using wind-generated electricity:
4,171.48 lbs. of CO_2 not emitted.

This amount of wind-generated electricity is equivalent to:
3,619 miles not driven in an automobile or 284 trees being planted.

Sandy Alexander
100% wind energy

MISSION

BRINGING
THE BEST TO
EVERYONE
WE TOUCH...

AND BEING
THE BEST IN
EVERYTHING
WE DO

The Estée Lauder Companies Inc.
767 Fifth Avenue New York, New York 10153

NOTICE: IF YOU PLAN TO ATTEND THE 2012 ANNUAL MEETING, PLEASE CHECK THE BOX ON THE REVERSE SIDE. AN ADMISSION TICKET WILL BE MAILED TO YOU.

NO ADMISSION WILL BE GRANTED WITHOUT AN ADMISSION TICKET.

ESTĒE LAUDER COMPANIES

The Estée Lauder Companies Inc.
Annual Meeting of Stockholders
November 9, 2012, 10:00 a.m. (local time)
JW Marriott Essex House New York
Grand Salon
160 Central Park South
New York, New York

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Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Stockholders. The Proxy Statement and the 2012 Annual Report to Stockholders are available at: **http://shareowner.mobular.net/shareowner/el**

▼ FOLD AND DETACH HERE ▼

THE ESTÉE LAUDER COMPANIES INC.

PROXY

CLASS A COMMON STOCK
ANNUAL MEETING OF STOCKHOLDERS
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned, revoking all previous proxies, hereby constitutes and appoints Fabrizio Freda, Sara E. Moss and Spencer G. Smul, and each of them, proxies with full power of substitution to vote for the undersigned all shares of Class A Common Stock of The Estée Lauder Companies Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders to be held on November 9, 2012, at the JW Marriott Essex House New York, Grand Salon, 160 Central Park South, New York, New York, at 10:00 a.m. (local time), and at any adjournment thereof, upon the matters described in the accompanying Proxy Statement and upon any other business that may properly come before the meeting or any adjournment thereof. Said proxies are directed to vote or refrain from voting as checked on the reverse side upon the matters listed on the reverse side, and otherwise in their discretion.

Address Change/Comments (Mark the corresponding box on the reverse side)

SHAREOWNER SERVICES
P.O. BOX 3550
SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)

WO# 30250

Fulfillment# 30748

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.
Both are available 24 hours a day, 7 days a week.

Internet and telephone voting are available through 11:59 PM Eastern Time the day prior to the stockholder meeting date.

ESTĒE LAUDER COMPANIES

INTERNET
http://www.proxyvoting.com/el
Use the Internet to vote your proxy. Have your proxy card in hand when you access the website.

OR

TELEPHONE
1-866-540-5760
Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

WO# 30250
Fulfillment# 30748

▼ **FOLD AND DETACH HERE** ▼

This proxy when properly executed, will be voted as directed herein. If no direction is given, this proxy will be voted in accordance with the recommendations of the Company's Board of Directors "FOR ALL" nominees in Item 1, "FOR" Item 2, "FOR" Item 3 and "FOR" Item 4 and in the discretion of the proxy holders upon such other business as may properly come before the meeting or any adjournment thereof.

Please mark your votes as indicated in this example ☒

	FOR ALL	WITHHOLD FOR ALL	*EXCEPTIONS
Item 1 – Election of five (5) Class I Directors:	☐	☐	☐

Nominees:
01 Rose Marie Bravo
02 Paul J. Fribourg
03 Mellody Hobson
04 Irvine O. Hockaday, Jr.
05 Barry S. Sternlicht

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the "Exceptions" box above and write that nominee's name in the space provided below.)

*Exceptions______________________________

	FOR	AGAINST	ABSTAIN
Item 2 – Advisory vote to approve executive compensation.	☐	☐	☐
Item 3 – Amendment to the Certificate of Incorporation to increase the number of authorized common shares.	☐	☐	☐
Item 4 – Ratification of appointment of KPMG LLP as independent auditors for the 2013 fiscal year.	☐	☐	☐

	WILL ATTEND
I plan to attend the Annual Meeting	☐

Mark Here for Address Change or Comments SEE REVERSE ☐

Please mark, date and sign exactly as your name appears hereon and return in the enclosed envelope. If acting as executor, administrator, trustee, guardian, etc., you should so indicate when signing. If the signer is a corporation, please sign the full corporate name, by duly authorized officer. If shares are held jointly, each stockholder named should sign.

Signature(s) of Stockholder(s) ____________________ **Title:** ____________________ **Date** ________, **2012**

The Estée Lauder Companies Inc.
767 Fifth Avenue
New York, NY 10153

ESTĒE LAUDER COMPANIES

William P. Lauder
Executive Chairman

September 25, 2012

Dear Fellow Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders. It will be held in New York City on Friday, November 9, 2012, at 10:00 a.m., local time, at the JW Marriott Essex House New York, where we will ask you to vote on the election of five nominees as director to serve until the 2015 Annual Meeting of Stockholders, to vote to approve executive compensation on an advisory basis, to approve an amendment to the Certificate of Incorporation to increase the number of authorized common shares and to vote on the ratification of the Audit Committee's appointment of KPMG LLP as independent auditors for the 2013 fiscal year.

Please vote your shares using the Internet or telephone, or by requesting a printed copy of the proxy materials and completing and returning by mail the proxy card you will receive in response to your request. Instructions on each of these voting methods are outlined in the enclosed Proxy Statement. Please vote as soon as possible.

I look forward to seeing you at the Annual Meeting.

YOUR VOTE IS IMPORTANT. PLEASE PROMPTLY SUBMIT YOUR PROXY BY INTERNET, TELEPHONE OR MAIL.

THE ESTÉE LAUDER COMPANIES INC.
767 Fifth Avenue
New York, New York 10153

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date and Time:

Friday, November 9, 2012, at 10:00 a.m., local time

Place:

JW Marriott Essex House New York
Grand Salon
160 Central Park South
New York, NY

Items of Business:

1. To elect the five nominees as director to serve until the 2015 Annual Meeting of Stockholders;
2. To provide an advisory vote to approve executive compensation;
3. To approve an amendment to the Certificate of Incorporation to increase the number of authorized common shares; and
4. To ratify the Audit Committee's appointment of KPMG LLP as independent auditors for the 2013 fiscal year.

We also will transact such other business as may properly come before the meeting and any adjournments or postponements of the meeting.

By Order of the Board of Directors

SPENCER G. SMUL
Senior Vice President,
Deputy General Counsel
and Secretary

New York, New York
September 25, 2012

THE BOARD OF DIRECTORS URGES YOU TO VOTE BY THE INTERNET OR BY TELEPHONE OR BY REQUESTING A PRINTED COPY OF THE PROXY MATERIALS AND COMPLETING AND RETURNING BY MAIL THE PROXY CARD YOU WILL RECEIVE IN RESPONSE TO YOUR REQUEST.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2012 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 9, 2012: The Company's Proxy Statement for the 2012 Annual Meeting of Stockholders and the Annual Report to Stockholders for the fiscal year ended June 30, 2012 are available at *http://www.proxyvoting.com/el*.

TABLE OF CONTENTS

THE ESTÉE LAUDER COMPANIES INC.
767 Fifth Avenue
New York, New York 10153

September 25, 2012

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD NOVEMBER 9, 2012

Annual Meeting and Voting

This Proxy Statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of The Estée Lauder Companies Inc. (the "Company," "we" or "us"), a Delaware corporation, to be voted at the Annual Meeting of Stockholders to be held in the Grand Salon at the JW Marriott Essex House New York, 160 Central Park South, New York, New York, on Friday, November 9, 2012, at 10:00 a.m., local time, and at any adjournment or postponement of the meeting. The approximate date on which this Proxy Statement and form of proxy are first being sent or given to stockholders, or being made available through the Internet for those stockholders receiving their proxy materials electronically, is September 28, 2012.

Admission to the Meeting

Admission to the meeting will require a ticket. If you are a stockholder of record and plan to attend, please check the appropriate box on the proxy card, or so indicate when you vote by telephone or the Internet, and an admission ticket will be mailed to you. If you are a stockholder whose shares are held through an intermediary such as a bank or broker, and you plan to attend, please request an admission ticket by writing to the Investor Relations Department at The Estée Lauder Companies Inc., 767 Fifth Avenue, New York, New York 10153. Evidence of your ownership of shares of our Common Stock on September 11, 2012 (the "Record Date"), which you can obtain from your bank, broker or other intermediary, must accompany your letter.

Who May Vote?

Only stockholders of record of shares of Class A Common Stock and Class B Common Stock at the close of business on the Record Date are entitled to vote at the Annual Meeting or at any adjournment or postponement of the meeting. Each owner of record of Class A Common Stock on the Record Date is entitled to one vote for each share of Class A Common Stock so held. Each owner of record of Class B Common Stock on the Record Date is entitled to ten votes for each share of Class B Common Stock so held. On September 11, 2012, there were 237,683,428 shares of Class A Common Stock and 149,778,082 shares of Class B Common Stock issued and outstanding.

Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?

In accordance with rules adopted by the Securities and Exchange Commission (the "SEC"), we have elected to furnish to our stockholders this Proxy Statement and our Fiscal 2012 Annual Report by providing access to these documents on the Internet rather than mailing printed copies. Accordingly, a Notice of Internet Availability of Proxy Materials (the "Notice") is being mailed to our stockholders of record and beneficial owners (other than those who previously requested printed copies or electronic delivery of our proxy materials), which will direct stockholders to a website where they can access our proxy materials and view instructions on how to vote online or by telephone. If you would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice.

How do I cast my vote if I am a stockholder of record?

If you are a stockholder of record (which means your shares are registered directly in your name with the Company's transfer agent, Computershare Shareowner Services, or you have a physical stock certificate) you can vote your shares in one of two ways: either by proxy or in person at the Annual Meeting. If you choose to vote by proxy you may do so by using the Internet or the telephone, or by requesting a printed copy of our proxy materials and completing and returning by mail the proxy card you will receive in response to your request.

Whichever method you use, each valid proxy received in time will be voted at the Annual Meeting in accordance with your instructions. To ensure that your proxy is voted, it should be received by the close of business on November 8, 2012. If you submit a proxy without giving instructions, your shares will be voted as recommended by the Board of Directors.

How do I cast my vote if my shares are held in "street name"?

If you are a beneficial owner of shares held in a stock brokerage account or by a bank or other nominee (i.e. in "street name"), you are invited to attend the Annual Meeting. However, since you are not a stockholder of record, you may not vote these shares in person at the Annual Meeting unless you bring with you a legal proxy from the stockholder of record. A legal proxy may be obtained from your broker, bank or nominee.

If you do not wish to vote in person or you will not be attending the Annual Meeting, you may vote over the Internet by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you will receive voting instructions from your broker, bank, or nominee describing the available processes for voting your stock.

If your shares are held for you by a broker, your broker must vote those shares in accordance with your instructions. If you do not give voting instructions to your broker, your broker may vote your shares for you on any discretionary items of business to be voted upon at the Annual Meeting, such as the ratification of the appointment of KPMG LLP (Item 4).

Important Consideration for "street name" holders. You must instruct your broker if you want your shares to be counted in the election of directors at the Annual Meeting (Item 1), the advisory vote to approve executive compensation (Item 2) and the approval of an amendment to the Certificate of Incorporation to increase the number of authorized common shares (Item 3). New York Stock Exchange rules prevent your broker from voting your shares on these matters without your instructions. Please follow the instructions provided by your broker so that your vote can be counted.

May I change my vote?

All proxies delivered pursuant to this solicitation are revocable at any time before they are exercised at the option of the persons submitting them by giving written notice to the Secretary of the Company at the mailing address set forth below, by submitting a later-dated proxy (either by mail, telephone or the Internet) or by voting in person at the Annual Meeting. The mailing address of our principal executive offices is 767 Fifth Avenue, New York, New York 10153.

What constitutes a quorum?

The holders of a majority of the votes entitled to be cast by the stockholders entitled to vote generally, present in person or by proxy, shall constitute a quorum for the transaction of business at the Annual Meeting. Abstentions, broker non-votes and votes withheld are included in the count to determine a quorum.

What if a quorum is not represented at the Annual Meeting?

In the event that a quorum does not exist, the Executive Chairman or the holders of a majority of the votes entitled to be cast by the stockholders who are present in person or by proxy may adjourn the meeting. At such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called.

How many votes are required to approve a proposal?

Directors (Item 1) will be elected by a plurality of the votes cast by the holders of the shares of Class A Common Stock and Class B Common Stock voting in person or by proxy at the Annual Meeting. Shares present at the Annual Meeting that are not voted for a particular nominee, broker non-votes or shares present by proxy where the stockholder withholds authority to vote for the nominee will not be counted toward the nominee's achievement of a plurality. The advisory vote to approve executive compensation (Item 2) and the ratification of the appointment of KPMG LLP (Item 4) requires the affirmative vote of a majority of the votes cast "For" and "Against" each proposal by holders of Class A Common Stock and Class B Common Stock voting in person or by proxy at the Annual Meeting. Abstentions and broker non-votes, while not counted as votes cast for the proposals in Items 2 and 4, will have the practical effect of reducing the number of votes in favor of such proposals. Under Delaware law and our Certificate of Incorporation, approval of the amendment to the Certificate of Incorporation to increase the number of authorized common shares (Item 3) requires votes cast "For" the proposal from holders of a majority of the voting power of all the outstanding shares of Class A Common Stock and Class B Common Stock. Accordingly, abstentions and broker non-votes will have the same effect as votes "Against" this proposal.

The advisory vote to approve executive compensation (Item 2) is not binding on the Company. However, the Compensation Committee and the Stock Plan Subcommittee, which are responsible for designing and administering the Company's executive compensation program, value the opinions expressed by stockholders and will consider the outcome of the vote when making future compensation decisions.

How will my shares be voted?

All proxies properly submitted pursuant to this solicitation and not revoked will be voted at the Annual Meeting in accordance with the directions given. In the election of directors to serve until the Annual Meeting of Stockholders in 2015 (Item 1), stockholders may vote in favor of all nominees or withhold their votes as to any or all nominees. Regarding the advisory vote to approve executive compensation (Item 2), the amendment to the Certificate of Incorporation to increase the number of authorized common shares (Item 3) and the ratification of the appointment of KPMG LLP (Item 4), stockholders may vote in favor of the proposal, may vote against the proposal or may abstain from voting. Stockholders should specify their choices on the enclosed proxy card or pursuant to the instructions thereon for telephone or Internet voting. If no specific choices are indicated, the shares represented by a properly submitted proxy will be voted:

1. FOR the election of ALL nominees as director;
2. FOR the advisory resolution to approve executive compensation;
3. FOR the amendment to the Certificate of Incorporation to increase the number of authorized common shares; and
4. FOR the ratification of the appointment of KPMG LLP as independent auditors.

If you have returned your signed and completed proxy card and other matters are properly presented at the Annual Meeting of Stockholders for consideration, the proxy holders appointed by the Board of

Directors (the persons named in your proxy card if you are a stockholder of record) will have the discretion to vote on those matters for you.

Who will count the vote?

Representatives of Computershare Shareowner Services will tabulate the votes and act as inspectors of election.

May I see a list of stockholders entitled to vote as of the Record Date?

A list of registered stockholders as of the close of business on September 11, 2012 will be available for examination by any stockholder for any purpose germane to the meeting during normal business hours from October 31, 2012 through November 8, 2012 at the office of Spencer G. Smul, Senior Vice President, Deputy General Counsel and Secretary of the Company, at 767 Fifth Avenue, New York, New York 10153.

Can I access the Notice of Annual Meeting, Proxy Statement, Annual Report and Form 10-K on the Internet?

Our Proxy Statement (including Notice of Annual Meeting) and Fiscal 2012 Annual Report to Stockholders are available at *http://www.proxyvoting.com/el*.

These proxy materials are also available, along with the Annual Report on Form 10-K for the fiscal year ended June 30, 2012, in "Financial Reports" of the "Investor Relations" section of our website at *www.elcompanies.com*. Instead of receiving future copies of our Notice of Annual Meeting, Proxy Statement, Annual Report and Form 10-K by mail, most stockholders can elect to receive an email that will provide electronic links to these documents. Opting to receive your proxy materials online will save us the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.

Stockholders of record can enroll in Investor ServiceDirect™ at *www.cpushareownerservices.com* for online access to future proxy materials.

If you hold your shares in a bank or brokerage account, you also may have the opportunity to receive copies of these documents electronically. Please check the information provided in the proxy materials mailed to you by your bank or broker regarding the availability of this service.

ELECTION OF DIRECTORS
(Item 1)

Board of Directors

Currently, the Board of Directors is comprised of fifteen directors. The directors are divided into three classes, each serving for a period of three years.

The stockholders elect one class of the members of the Board of Directors annually. The directors whose terms will expire at the 2012 Annual Meeting of Stockholders are Rose Marie Bravo, Paul J. Fribourg, Mellody Hobson, Irvine O. Hockaday, Jr. and Barry S. Sternlicht, each of whom has been nominated to stand for re-election as a director at the 2012 Annual Meeting, to hold office until the 2015 Annual Meeting and until his or her successor is elected and qualified. In the unanticipated event that one or more of these nominees is unable or declines to serve for any reason, the Board of Directors may reduce the number of directors or take action to fill the vacancy or vacancies.

The Board recommends a vote FOR each nominee as a director to hold office until the 2015 Annual Meeting. Proxies received by the Board will be so voted unless a contrary choice is specified in the proxy.

NOMINEES FOR ELECTION TO TERM EXPIRING 2015 (CLASS I)



Rose Marie Bravo, CBE

Director since 2003
Age 61

Ms. Bravo is a retail and marketing consultant. She was Vice Chairman of Burberry Group Plc from July 2006 to July 2007. Prior to that she was Burberry's Chief Executive from 1997 to July 2006. Prior to her appointment at Burberry, Ms. Bravo was President of Saks Fifth Avenue from 1992, with responsibility for merchandising, marketing and product development. From 1974 to 1992, Ms. Bravo held a number of positions at R.H. Macy & Co., culminating as Chairman and Chief Executive Officer of the U.S. retailer, I. Magnin from 1987 to 1992. Ms. Bravo is a member of the Board of Directors of Tiffany & Co. since October 1997 (member of the Compensation Committee and Nominating/Corporate Governance Committee), Williams-Sonoma (member of the Compensation Committee), Inc. since June 2011 and Phoenix House Foundation.

Ms. Bravo is a member of the Compensation Committee and Stock Plan Subcommittee.



Paul J. Fribourg
Director since 2006
Age 58

Mr. Fribourg is the Chairman and Chief Executive Officer of Continental Grain Company, which is an international agribusiness and investment company with investments in the poultry and pork businesses, since July 1997. Mr. Fribourg joined Continental Grain Company (formerly known as ContiGroup Companies, Inc.) in 1976 and worked in various positions there with increasing responsibility in both the United States and Europe. Mr. Fribourg has been a director of Loews Corporation since 1997 (Lead Independent Director, Chairman of the Nominating and Governance Committee and member of the Audit Committee and Compensation Committee), Burger King Holdings, Inc. since 2010 (member of the Audit Committee), and Apollo Global Management, LLC since 2011 (member of the Conflicts Committee). He also serves as a member of Rabobank's International North American Agribusiness Advisory Board. He has been a member of the Council on Foreign Relations since 1985. Mr. Fribourg also served on the Board of Directors of Premium Standard Farms, Inc. from 1998 to 2007 and Smithfield Foods, Inc. from 2007 to 2009.

Mr. Fribourg is a member of the Audit Committee, the Compensation Committee and the Stock Plan Subcommittee.



Mellody Hobson
Director since 2005
Age 43

Ms. Hobson serves as the President of Ariel Investments (Chicago-based investment management firm and adviser to the mutual funds offered by the Ariel Investment Trust) since 2000, and as President and Director of its governing member, Ariel Capital Management Holdings, Inc. She also serves as President (since 2002) and Chairman of the Board of Trustees (Chairman since 2006, trustee since 1993) of the Ariel Investment Trust (registered investment company). Ms. Hobson has served as a director of DreamWorks Animation SKG, Inc. since 2004 (Chairman of the Compensation Committee and member of the Nominating and Governance Committee), Starbucks Corporation since 2005 (Vice-Chairman of the Audit and Compliance Committee) and Groupon, Inc. since 2011. She also works with a variety of civic and professional institutions, including serving as board member of the Field Museum, the Chicago Public Education Fund and the Sundance Institute.

Ms. Hobson is a member of the Audit Committee.



Irvine O. Hockaday, Jr.
Director since 2001
Age 76

Mr. Hockaday is the former President and Chief Executive Officer of Hallmark Cards, Inc. He retired in December 2001. Prior to joining Hallmark in 1983, he was President and Chief Executive Officer of Kansas City Southern Industries, Inc. Mr. Hockaday was a member of the Hallmark Board of Directors from 1978 until January 2002. He has been a director of the Ford Motor Company since 1987 (Presiding Independent Director; member of the Audit Committee and Nominating and Governance Committee) and Crown Media Holdings, Inc. since May 2000. He has also served on the Board of Directors of Aquila, Inc. from 1995 to 2008, Dow Jones & Company, Inc. from 1990 to 2007 and Sprint Nextel Corporation from 1997 to 2009.

Mr. Hockaday is Presiding Director and Chair of the Audit Committee.



Barry S. Sternlicht
Director since 2004
Age 51

Mr. Sternlicht is Chairman and Chief Executive Officer of Starwood Capital Group, a private real estate investment firm he formed in 1991. Mr. Sternlicht is also Chairman and Chief Executive Officer of Starwood Property Trust, Inc. since 2009, which is focused on originating, investing in, financing and managing commercial mortgage debt instruments. From October 2004 until May 2005, he was Executive Chairman of Starwood Hotels & Resorts Worldwide, Inc., a company which he formed in 1995 and of which he was Chairman and Chief Executive Officer from 1995 until October 2004. Mr. Sternlicht is Chairman of the Board of Société du Louvre, Baccarat, and Mammoth Mountain and he serves on the boards of Riviera Holdings Corporation since April 2011, Ellen Tracy, Field & Stream, the Pension Real Estate Association, and Starwood Capital Group affiliates. Mr. Sternlicht was also a director of Granahan McCourt Acquisition Corporation from 2006 to 2008. Mr. Sternlicht is a trustee of Brown University and serves on the boards of numerous civic organizations and charities including Robin Hood, the Dreamland Film and Performing Arts Center, the Juvenile Diabetes Research Foundation International's "National Leadership Advocacy Program" and the Business Committee for the Arts, Inc. Mr. Sternlicht is a member of the Real Estate Roundtable, the Committee to Encourage Corporate Philanthropy, the Young Presidents Organization and the Urban Land Institute.

Mr. Sternlicht is a member of the Compensation Committee and Stock Plan Subcommittee.

INCUMBENT DIRECTORS – TERM EXPIRING 2013 (CLASS II)



Aerin Lauder

Director since 2004
Age 42

Ms. Lauder is the Creative Director and Chairman for Aerin LLC, a luxury lifestyle brand that she formed in April 2011. She also serves as Style and Image Director for the Estée Lauder brand. From July 2004 through April 2011, Ms. Lauder was Senior Vice President, Creative Director for the Estée Lauder brand. From April 2001 through June 2004, she was Vice President of Global Advertising for the brand. From 1997 through April 2001, she was Executive Director, Creative Marketing, helping to define and enhance the Estée Lauder brand image. From 1995 to 1997, she was Director, Creative Product Development for the Estée Lauder brand. Ms. Lauder joined the Company in 1992 as a member of the Prescriptives marketing team. She is a member of the Education Committee for the Board of Trustees at The Metropolitan Museum of Art and is a member of the International Council of the Museum of Modern Art. She is also actively involved in the Neue Galerie, a museum founded in 2001 dedicated to German and Austrian art from the early 20th century.



William P. Lauder

Director since 1996
Age 52

Mr. Lauder is Executive Chairman of the Company and, in such role, he is Chairman of the Board of Directors. He was Chief Executive Officer of the Company from March 2008 through June 2009 and President and Chief Executive Officer from July 2004 through February 2008. From January 2003 through June 2004, he was Chief Operating Officer. From July 2001 through 2002, he was Group President responsible for the worldwide business of the Clinique and Origins brands and the Company's retail store and online operations. From 1998 to 2001, he was President of Clinique Laboratories, LLC. Prior to 1998, he was President of Origins Natural Resources Inc., and he had been the senior officer of that division since its inception in 1990. Prior thereto, he served in various positions since joining the Company in 1986. He is a member of the Board of Directors of Jarden Corporation since June 2011 (member of the Nominating and Policies Committee), Chairman of the Board of the Fresh Air Fund, a member of the Boards of Trustees of The University of Pennsylvania and The Trinity School in New York City and the Boards of Directors of the 92nd Street Y, the Partnership for New York City and the Advisory Board of Zelnick Media. He was also a director of GLG Partners, Inc. from July 2006 to October 2010 and True Temper Sports, Inc. from 2004 to 2009.

Mr. Lauder is a member of the Nominating and Board Affairs Committee.



Richard D. Parsons

Director since 1999
Age 64

Mr. Parsons is a senior advisor to Providence Equity Partners LLC since 2009. From 1996 until 2012 he was a director of Citigroup Inc. (member of the Personnel and Compensation Committee and the Nominating and Governance Committee) and served as its Chairman from February 2009 to April 2012. From May 2003 until his retirement in December 2008, he served as Chairman of the Board of Time Warner Inc. From May 2002 until December 2007, he served as Chief Executive Officer of Time Warner Inc. From January 2001 until May 2002, he was Co-Chief Operating Officer of AOL Time Warner. From 1995 until the merger with America On-Line Inc., he was President of Time Warner Inc. From 1990 through 1994, he was Chairman and Chief Executive Officer of Dime Bancorp, Inc. He has been a member of the Board of Madison Square Garden, Inc. (member of the Audit Committee) since February 2010 and has been a member of the Board of Lazard, Ltd. since June 2012. Among his numerous community activities, he is Chairman of the Apollo Theatre Foundation, and serves on the Boards of The American Museum of Natural History and The Museum of Modern Art.

Mr. Parsons is Chair of the Compensation Committee and is a member of the Nominating and Board Affairs Committee.



Lynn Forester de Rothschild

Director since 2000
Age 58

Lady de Rothschild has been, since June 2002, the Chief Executive of E.L. Rothschild LLC, a private investment company with investments in media, information technology, agriculture and real estate worldwide. Holdings include The Economist Group (UK), Weather Central LP (US), real estate and financial instruments. Lady de Rothschild has been a director of The Economist Newspaper Limited (member of the Audit Committee) since October 2002 and was a director of Weather Central LP from January 2011 to August 2012. From 2004 to 2007, she was also Co-Chair of FieldFresh Pvt. Ltd,. a 50-50 joint venture with Bharti Enterprises, established to develop the agricultural sector in India. From 1989 to 2002, she was President and Chief Executive Officer of FirstMark Holdings, Inc., which owned various telecommunications companies worldwide. She was Executive Vice President for Development at Metromedia Telecommunications, Inc. from 1984 to 1989, and an associate at the law firm of Simpson, Thacher and Bartlett LLP in New York City until 1984. She is co-Chair of the Henry Jackson Initiative for Inclusive Capitalism, and a trustee or board member of the Peterson Institute for International Economics, the American Fund for the Tate, FAI (Fondo per L'Ambiente Italiano), the Outward Bound Trust, the ERANDA Foundation (de Rothschild family foundation), the Alfred Herrhausen Society of International Dialogue of Deutsche Bank, the International Advisory Board of Columbia University School of Law and the Alzheimer Drug Discovery Foundation. Lady de Rothschild is a member of the Council on Foreign Relations (USA), Chatham House (UK), the International Advisory Council of Asia House (UK), the International Institute of Strategic Studies (UK), and the Foreign Policy Association (USA).

Lady de Rothschild is Chair of the Nominating and Board Affairs Committee.



Richard F. Zannino

Director since 2010

Age 53

Mr. Zannino is a Managing Director at the private equity firm CCMP Capital Advisors, LLC, a position he has held since July 2009. He is on the firm's Investment Committee and co-heads the consumer, retail and media practices. Prior to joining CCMP Capital, he was an independent retail and media advisor from February 2008 to June 2009. He was Chief Executive Officer and a member of the Board of Directors of Dow Jones & Company from February 2006 until his resignation in January 2008, shortly after its acquisition by News Corp. Mr. Zannino joined Dow Jones as Executive Vice President and Chief Financial Officer in February 2001 and was promoted to Chief Operating Officer in July 2002. From 1998 to 2001, he was Executive Vice President of Liz Claiborne where he oversaw the finance, administration, retail, fragrance and licensing divisions. From 1993 to 1998, Mr. Zannino was with Saks Fifth Avenue, serving as Vice President and Treasurer, Senior Vice President, Finance and Merchandise Planning and then Executive Vice President and Chief Financial Officer. Mr. Zannino has been a director of IAC/InteractiveCorp since June 2009 (member of the Audit Committee) and Francesca's Holdings Corporation since February 2010 (Chair of the Corporate Governance and Nominating Committee) Mr. Zannino also serves on the Board of Trustees of Pace University.

Mr. Zannino is a member of the Audit Committee.

INCUMBENT DIRECTORS – TERM EXPIRING 2014 (CLASS III)



Charlene Barshefsky

Director since 2001

Age 62

Ambassador Barshefsky is Senior International Partner at the law firm of WilmerHale in Washington, D.C. Prior to joining the law firm, she was the United States Trade Representative from March 1997 to January 2001, and Deputy United States Trade Representative and Acting United States Trade Representative from June 1993 to March 1997. From February 2001 until July 2001, Ambassador Barshefsky was a Public Policy Scholar at the Woodrow Wilson International Center for Scholars in Washington, D.C. Ambassador Barshefsky is also a director of American Express Company since 2001 (Chairman of the Public Responsibility Committee), Starwood Hotels & Resorts Worldwide, Inc. since 2001 (Chairman of the Corporate Governance and Nominating Committee and member of the Audit Committee) and Intel Corporation since 2004 (Chairman of the Finance Committee and member of the Compliance Committee). She is also a member of the Council on Foreign Relations, and a Trustee of the Howard Hughes Medical Institute.

Ambassador Barshefsky is a member of the Nominating and Board Affairs Committee.



Wei Sun Christianson

Director since 2011
Age 56

Ms. Christianson is a Managing Director and Co-Chief Executive Officer of Asia Pacific and Chief Executive Officer of China at Morgan Stanley based in Beijing. In addition to her regional role, Ms. Christianson is responsible for all aspects of Morgan Stanley's operations in China and is a member of Morgan Stanley's Management Committee. Prior to rejoining Morgan Stanley in 2006, she was the Chairman of China for Citigroup Global Markets (Asia Ltd.) and previously served as Chairman of China and Country Manager for Credit Suisse First Boston. Ms. Christianson held an earlier position at Morgan Stanley beginning in 1998 as Executive Director and Beijing Representative. She was previously an Associate Director of the Corporate Finance Department at the Hong Kong Securities and Finance Commission (SFC) where she was instrumental in developing the regulatory framework for the public listing of Mainland Chinese securities in Hong Kong. She also worked as an attorney in the New York offices of Orrick, Herrington & Sutcliffe LLP. Ms. Christianson also serves on the Board of Trustees at Amherst College.

Ms. Christianson is a member of the Nominating and Board Affairs Committee.



Fabrizio Freda

Director since 2009
Age 55

Mr. Freda has served as President and Chief Executive Officer of the Company since July 2009. During this period, he has continued to lead the implementation of our long-term strategy that has resulted in a substantial increase in our market capitalization. From March 2008 through June 2009, he was President and Chief Operating Officer where he oversaw the Clinique, Bobbi Brown, La Mer, Jo Malone, Aveda, and Bumble and bumble brands and the Aramis and Designer Fragrances division. He also was responsible for the Company's International Division, as well as Global Operations, Research and Development, Packaging, Quality Assurance, Merchandise Design, Corporate Store Design and Retail Store Operations. Prior to joining the Company, Mr. Freda served in a number of positions of increasing responsibility at The Procter & Gamble Company ("P&G"), where he was responsible for various operating, marketing and key strategic efforts for over 20 years. From 2001 through 2007, Mr. Freda was President, Global Snacks, at P&G. Mr. Freda also spent more than a decade in the Health and Beauty Care division at P&G. From 1986 to 1988 he directed marketing and strategic planning for Gucci SpA. Beginning in October 2012, Mr. Freda will join the Board of Directors of BlackRock, Inc.



Jane Lauder

Director since 2009
Age 39

Ms. Lauder has served as Global President, General Manager of the Origins and Ojon brands since July 2010. From July 2008 until July 2010, she was Senior Vice President/General Manager of the Origins brand. From July 2006 until July 2008, she was Senior Vice President, Global Marketing for Clinique. From 2003 through July 2006, Ms. Lauder was Vice President of Marketing for BeautyBank where she spearheaded the creation and launch of the skin care and cosmetics line, American Beauty, as well as Flirt! From 2001 through 2003, she was Vice President of Marketing for the stila brand. Ms. Lauder began her career with the Company in 1996 at Clinique.



Leonard A. Lauder

Director since 1958
Age 79

Mr. Lauder is Chairman Emeritus of the Company. He was Chairman of the Board of Directors from 1995 through June 2009 and served as the Company's Chief Executive Officer from 1982 through 1999 and President from 1972 until 1995. Mr. Lauder formally joined the Company in 1958 after serving as an officer in the United States Navy. Since joining, he has held various positions, including executive officer positions other than those described above. He is Chairman Emeritus of the Board of Trustees of the Whitney Museum of American Art, a Charter Trustee of The University of Pennsylvania, a Trustee of The Aspen Institute and the co-founder and director of the Alzheimer's Drug Discovery Foundation. He also served as a member of the White House Advisory Committee on Trade Policy and Negotiations under President Reagan.

Ownership of Shares

The following table sets forth certain information regarding the beneficial ownership of the Company's Class A Common Stock and Class B Common Stock as of September 11, 2012 by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of either Class A Common Stock or Class B Common Stock, (ii) each of the Company's directors or nominees, (iii) each of the current or former executive officers whose names appear in the Summary Compensation Table, and (iv) all directors and executive officers as a group. Except as set forth in the notes to the table, the business address of each 5% stockholder is 767 Fifth Avenue, New York, New York 10153. The share amounts reported in the table and the accompanying notes reflect the two-for-one stock split of the Company's Class A and Class B Common Stock that was effective January 20, 2012. **As described in the notes to the table, certain named beneficial owners share voting and/or investment power with respect to certain shares of common stock. Consequently, such shares are shown as beneficially owned by more than one person.**

Name of Beneficial Owner	Class A Common Stock (1)		Class B Common Stock		Voting Power †
	Number (2)	%	Number	%	%
Leonard A. Lauder (3)(4)	3,601,338	1.5%	–	–	0.2%
Joel S. Ehrenkranz and George W. Schiele, as trustees of the Evelyn H. Lauder 2011 Marital Trust (3)(5)	–	–	90,659,684	60.5%	52.2%
Ronald S. Lauder (3)(6)	149,691	0.1%	11,335,340	7.6%	6.5%
William P. Lauder (3)(7)	2,325,019	1.0%	7,793,904	5.2%	4.6%
Gary M. Lauder (3)(8)	703,490	0.3%	1,314,044	0.9%	0.8%
Aerin Lauder (3)(9)	1,692	*	16,234,786	10.8%	9.4%
Jane Lauder (3)(10)	52,242	*	4,810,594	3.2%	2.8%
Richard D. Parsons, individually and as trustee (3)(11)	50,723	*	23,708,628	15.8%	13.7%
Carol S. Boulanger, individually and as trustee (3)(12)	701,022	0.3%	1,268,304	0.8%	0.8%
Charlene Barshefsky (13)	102,506	*	–	–	*
Rose Marie Bravo (14)	29,839	*	–	–	*
Wei Sun Christianson (15)	10,041	*	–	–	*
Paul J. Fribourg (16)	61,228	*	–	–	*
Mellody Hobson (17)	53,121	*	–	–	*
Irvine O. Hockaday, Jr. (18)	63,169	*	–	–	*
Lynn Forester de Rothschild (19)	38,921	*	–	–	*
Barry S. Sternlicht (20)	182,046	0.1%	–	–	*
Richard F. Zannino (21)	20,793	*	–	–	*
Fabrizio Freda (22)	570,385	0.2%	–	–	*
John Demsey (23)	77,621	*	–	–	*
Cedric Prouvé (24)	184,220	0.1%	–	–	*
Richard W. Kunes (25)	37,642	*	–	–	*
FMR LLC (26)	24,856,826	10.5%	–	–	1.4%
Jennison Associates LLC (27)	14,049,476	5.9%	–	–	0.8%
Prudential Financial, Inc. (28)	14,360,056	6.0%	–	–	0.8%
All directors and executive officers as a group (24 persons) (29)	8,061,258	3.4%	63,883,252	42.7%	37.2%

† Voting power represents combined voting power of Class A Common Stock (one vote per share) and Class B Common Stock (10 votes per share) owned beneficially by such person or persons on September 11, 2012.

* Less than 0.1%

(1) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into a share of Class A Common Stock upon transfer to a person who is not a Lauder Family Member (as defined below – see "Certain Relationships and Related Transactions – Lauder Family Relationships and Compensation"). The number of shares of Class A Common Stock and percentages contained under this heading do not account for such conversion right.

(2) The number of shares of Class A Common Stock includes shares owned, shares underlying stock units payable in shares that are vested or expected to be paid out by November 11, 2012, and exercisable options (regardless of whether such options were in-the-money on September 11, 2012). The stock units included in the table that are beneficially owned by the non-employee directors represent the stock portion of their annual retainers plus dividend equivalents. Such units will be settled in shares of Class A Common Stock. Amounts are rounded to the nearest whole unit. Restricted stock units shown for Mr. W. Lauder, Mr. Freda, Mr. Demsey, Mr. Prouvé and Mr. Kunes, and restricted stock units in respect of 47,008 shares of Class A Common Stock for the other executive officers are subject to withholding of shares for payment of taxes and are expected to vest and be paid out on October 31, 2012.

(3) Leonard A. Lauder, Ronald S. Lauder, William P. Lauder and Gary M. Lauder, each individually and as trustees of various trusts, Aerin Lauder, as trustee, Jane Lauder, as trustee, Joel S. Ehrenkranz, as trustee, George W. Schiele, as trustee, Richard D. Parsons, as trustee, and Carol S. Boulanger, as trustee, are parties to a Stockholders' Agreement, pursuant to which each has agreed to vote his or the trust's shares for the election of Leonard A. Lauder (or one of his sons), Ronald S. Lauder (or one of his daughters) and one person, if any, designated by each as a director of the Company. See notes (6) and (11) for certain exceptions. Shares underlying stock options and stock units are not subject to the Stockholders' Agreement until the stock options are exercised or the stock units are converted. For purposes of the table, shares owned by each such individual are not attributed to the others by reason of such voting arrangement.

(4) Represents 3,601,338 shares of Class A Common Stock beneficially owned directly by Leonard A. Lauder and with respect to which he has sole voting and investment power.

(5) The Evelyn H. Lauder 2011 Marital Trust for the benefit of Leonard A. Lauder and his descendants (the "EHL 2011 Trust") is the majority stockholder of LAL Family Corporation ("LALFC"), which is the sole general partner of LAL Family Partners L.P. ("LALFP"). The EHL 2011 Trust is the successor to the Leonard A. Lauder 2008 Marital Trust, which was established by Leonard A. Lauder, had the same two trustees as the EHL 2011 Trust currently has and owned the shares of LALFC now owned by the EHL 2011 Trust. The EHL 2011 Trust and its two trustees, George W. Schiele and Joel S. Ehrenkranz, share voting and investment power and may be deemed to be the beneficial owners of 90,659,684 shares of Class B common Stock owned directly by LALFP.

Messrs. Ehrenkranz and Schiele disclaim beneficial ownership of all such shares. Mr. Ehrenkranz's business address is 375 Park Avenue, New York, New York 10152. Mr. Schiele's business address is 19 Hill Rd., Greenwich, Connecticut 06830.

(6) Includes shares owned beneficially or deemed to be owned beneficially by Ronald S. Lauder as follows:

(a) 47,356 shares of Class A Common Stock and 11,328,976 shares of Class B Common Stock directly and with respect to which he has sole voting and shares investment power as described below;

(b) 6,364 shares of Class A Common Stock and 6,364 shares of Class B Common Stock as sole trustee of a trust for the benefit of his children and with respect to which he has sole voting and investment power;

(c) 36,457 shares of Class A Common Stock as a Director of the Ronald S. Lauder Foundation with respect to which he shares voting and investment power; and

(d) 59,514 shares of Class A Common Stock as a Director of The Jewish Renaissance Foundation with respect to which he shares voting and investment power.

Shares owned by The Jewish Renaissance Foundation are not subject to the Stockholders' Agreement. Mr. R. Lauder disclaims beneficial ownership of the shares of Class A Common Stock and Class B Common Stock owned by trusts for the benefit of one or more of his children, the Ronald S. Lauder Foundation, and The Jewish Renaissance Foundation. 8,000,000 shares of Class B Common Stock are pledged by Mr. R. Lauder to secure loans under a loan facility with a group of banks as to which he has sole voting power and shares investment power with the collateral agent pledge; and 2,000,000 shares of Class B Common Stock are pledged to secure his obligations under a prepaid variable forward sale contract to an unaffiliated third party buyer and with respect to which he has sole voting power and shares investment power with such third party buyer.

(7) Includes shares owned beneficially or deemed to be owned beneficially by William P. Lauder as follows:

(a) 248,713 shares of Class A Common Stock and 6,525,600 shares of Class B Common Stock directly and with respect to which he has sole voting and investment power;

(b) 668,662 shares of Class A Common Stock and 1,268,304 shares of Class B Common Stock as co-trustee of The 1992 GRAT Remainder Trust established by Leonard A. Lauder for the benefit of William P. Lauder and others and with respect to which he shares voting power with Gary M. Lauder, as co-trustee, and investment power with Gary M. Lauder and Carol S. Boulanger, as co-trustees;

(c) 24,360 shares of Class A Common Stock as co-trustee of The 1992 GRAT Remainder Trust established by Leonard A. Lauder for the benefit of Gary M. Lauder and others with respect to which he shares voting power with Gary M. Lauder, as co-trustee, and investment power with Gary M. Lauder and Carol S. Boulanger, as co-trustees;

(d) 1,359,578 shares of Class A Common Stock underlying exercisable options held by Mr. W. Lauder; and

(e) 23,706 shares of Class A Common Stock underlying restricted stock units expected to vest and be paid out (subject to withholding of shares for payment of taxes) on October 31, 2012.

Mr. W. Lauder disclaims beneficial ownership of shares held by the two trusts to the extent he does not have a pecuniary interest in such shares. Excludes stock options with respect to 265,475 shares of Class A Common Stock granted to Mr. W. Lauder under the Company's share incentive plans that were not yet exercisable as of September 11, 2012. Also excludes shares of Class A Common Stock underlying: (a) performance share unit awards with a target payout of 21,522 shares and restricted stock units in respect of 7,174 shares that were granted to Mr. W. Lauder by the Stock Plan Subcommittee on September 1 and 15, 2010; (b) performance share unit awards with a target payout of 12,734 shares and restricted stock units in respect of 13,456 shares that were granted to Mr. W. Lauder by the Stock Plan Subcommittee on September 1, 2011; and (c) performance share unit awards with a target payout of 10,455 shares and restricted stock units in respect of 10,455 shares that were granted to Mr. W. Lauder by the Stock Plan Subcommittee on September 4, 2012.

(8) Includes shares owned beneficially or deemed to be owned beneficially by Gary M. Lauder as follows:

(a) 24,360 shares of Class A Common Stock as co-trustee of The 1992 GRAT Remainder Trust established by Leonard A. Lauder for the benefit of Gary M. Lauder and others and with respect to which he shares voting power with William P. Lauder, as co-trustee, and investment power with William P. Lauder and Carol S. Boulanger, as co-trustees;

(b) 668,662 shares of Class A Common Stock and 1,268,304 shares of Class B Common Stock as co-trustee of The 1992 GRAT Remainder Trust established by Leonard A. Lauder for the benefit of William P. Lauder and others with respect to which he shares voting power with William P. Lauder, as co-trustee, and investment power with William P. Lauder and Carol S. Boulanger, as co-trustees; and

(c) 10,468 shares of Class A Common Stock and 45,740 shares of Class B Common Stock as custodian for his nieces.

Mr. G. Lauder disclaims beneficial ownership of the shares held by him as custodian and of the shares held by the two trusts to the extent he does not have a pecuniary interest in such shares. Mr. G. Lauder's business address is Active Video Networks, Inc., 333 W. San Carlos St., Suite 400, San Jose, California 95110.

(9) Includes shares owned beneficially or deemed to be owned beneficially by Aerin Lauder as follows:

(a) 1,692 shares of Class A Common Stock and 1,500,000 shares of Class B Common Stock directly and with respect to which she has sole voting and investment power;

(b) 9,924,192 shares of Class B Common Stock as sole trustee of the Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust; and

(c) 4,810,594 shares of Class B Common Stock as co-trustee of the Trust under Article 2 of The Zinterhofer 2008 Descendants Trust Agreement u/a/d December 24, 2008 (the "2008 Descendants Trust") with respect to which she shares voting and investment power with Jane Lauder, as co-trustee.

Ms. A. Lauder disclaims beneficial ownership to the extent that she does not have a pecuniary interest in the securities held by the trusts.

Richard D. Parsons is trustee of a trust for the benefit of Ms. A. Lauder that holds shares of Class B Common Stock. See note (11).

(10) Includes shares owned beneficially or deemed to be owned beneficially by Jane Lauder as follows:

(a) 8,536 shares of Class A Common Stock directly and with respect to which she has sole voting and investment power;

(b) 4,810,594 shares of Class B Common Stock as co-trustee of the 2008 Descendants Trust with respect to which she shares voting and investment power with Aerin Lauder, as co-trustee;

(c) 38,864 shares of Class A Common Stock underlying exercisable options held by Ms. J. Lauder; and

(d) 4,842 shares of Class A Common Stock underlying restricted stock units expected to vest and be paid out (subject to withholding of shares for payment of taxes) on October 31, 2012.

Excludes stock options with respect to 75,850 shares of Class A Common Stock granted to Ms. J. Lauder under the Company's share incentive plans that were not yet exercisable as of September 11, 2012. Also excludes shares of Class A Common Stock underlying (a) performance share unit awards with a target payout of 5,932 shares and restricted stock units in respect of 1,978 shares that were granted to Ms. J. Lauder by the Stock Plan Subcommittee on September 1 and 15, 2010; (b) performance share unit awards with a target payout of 3,926 shares and restricted stock units in respect of 2,618 shares that were granted to Ms. J. Lauder by the Stock Plan Subcommittee on September 1, 2011; and (c) performance share unit awards with a target payout of 3,387 shares and restricted stock units in respect of 3,387 shares that were granted to Ms. J. Lauder by the Stock Plan Subcommittee on September 4, 2012.

Ms. J. Lauder disclaims beneficial ownership to the extent that she does not have a pecuniary interest in the securities held by the trust.

Richard D. Parsons is trustee of certain trusts for the benefit of Ms. J. Lauder that hold shares of Class B Common Stock. See note (11).

(11) Includes shares owned beneficially or deemed to be owned beneficially by Richard D. Parsons as follows:

(a) 4,442 shares of Class A Common Stock directly and with respect to which he has sole voting and investment power;

(b) 9,593 shares of Class A Common Stock underlying stock units payable in shares;

(c) 36,688 shares of Class A Common Stock underlying options that are exercisable (or which will be exercisable on November 11, 2012);

(d) 18,733,344 shares of Class B Common Stock as trustee of trusts for the benefit of Aerin Lauder and Jane Lauder and with respect to which Mr. Parsons has sole voting and investment power; and

(e) 4,975,284 shares of Class B Common Stock as trustee of a trust for the benefit of Ronald S. Lauder (the "4202 Trust") and with respect to which Mr. Parsons has sole voting and investment power.

The 4202 Trust owns all of the outstanding shares of 4202 Corporation, which owns the shares of Class B Common Stock directly. Such shares of Class B Common Stock are not subject to the Stockholders' Agreement. Mr. Parsons disclaims beneficial ownership of the shares held in trust. Mr. Parson's business address is 9 West 57th Street, Suite 4700, New York, New York 10019.

(12) Includes shares owned beneficially or deemed to be owned beneficially by Carol S. Boulanger as follows:

(a) 8,000 shares of Class A Common Stock directly and with respect to which she has sole voting and investment power;

(b) 668,662 shares of Class A Common Stock and 1,268,304 shares of Class B Common Stock as co-trustee of The 1992 GRAT Remainder Trust established by Leonard A. Lauder for the benefit of William P. Lauder and others and with respect to which she shares investment power with William P. Lauder and Gary M. Lauder, as co-trustees; and

(c) 24,360 shares of Class A Common Stock as co-trustee of The 1992 GRAT Remainder Trust established by Leonard A. Lauder for the benefit of Gary M. Lauder and others with respect to which she shares investment power with Gary M. Lauder and William P. Lauder, as co-trustees.

Ms. Boulanger disclaims beneficial ownership of all shares held by the trusts. Ms. Boulanger's business address is 1540 Broadway, New York, NY 10036.

(13) Includes shares owned beneficially by Charlene Barshefsky as follows:

(a) 4,000 shares of Class A Common Stock directly and with respect to which she has sole voting and investment power;

(b) 10,546 shares of Class A Common Stock underlying stock units payable in shares; and

(c) 87,960 shares of Class A Common Stock underlying options that are exercisable (or which will become exercisable on November 11, 2012).

(14) Includes shares owned beneficially by Rose Marie Bravo as follows:

(a) 8,000 shares of Class A Common Stock directly and with respect to which she has sole voting and investment power;

(b) 7,263 shares of Class A Common Stock underlying stock units payable in shares; and

(c) 14,576 shares of Class A Common Stock underlying options that are exercisable (or which will become exercisable on November 11, 2012).

(15) Includes shares owned beneficially by Wei Sun Christianson as follows:

(a) 4,000 shares of Class A Common Stock directly and with respect to which she has sole voting and investment power;

(b) 1,465 shares of Class A Common Stock underlying stock units payable in shares; and

(c) 4,576 shares of Class A Common Stock underlying options that will become exercisable on November 11, 2012.

(16) Includes shares owned beneficially by Paul J. Fribourg as follows:

(a) 4,000 shares of Class A Common Stock directly and with respect to which he has sole voting and investment power;

(b) 2,920 shares of Class A Common Stock underlying stock units payable in shares; and

(c) 54,308 shares of Class A Common Stock underlying options that are exercisable (or which will become exercisable on November 11, 2012).

Mr. Fribourg also holds stock units payable in cash in respect of 22,339 shares of Class A Common Stock, which represent retainers and fees deferred by him prior to September 11, 2012. Such units are excluded from the table, because they are not payable in shares.

(17) Includes shares owned beneficially by Mellody Hobson as follows:

(a) 6,000 shares of Class A Common Stock directly and with respect to which she has sole voting and investment power;

(b) 9,045 shares of Class A Common Stock underlying stock units payable in shares; and

(c) 38,076 shares of Class A Common Stock underlying options that are exercisable (or which will become exercisable on November 11, 2012).

Ms. Hobson also holds stock units payable in cash in respect of 27,594 shares of Class A Common Stock, which represent retainers and fees deferred by her prior to September 11, 2012. Such units are excluded from the table, because they are not payable in shares.

(18) Includes shares owned beneficially by Irvine O. Hockaday, Jr. as follows:

(a) 44,740 shares of Class A Common Stock directly and with respect to which he has sole voting and investment power;

(b) 13,853 shares of Class A Common Stock underlying stock units payable in shares; and

(c) 4,576 shares of Class A Common Stock underlying options that are exercisable (or which will become exercisable on November 11, 2012).

Mr. Hockaday also holds stock units payable in cash in respect of 62,010 shares of Class A Common Stock, which represent retainers and fees deferred by him prior to September 11, 2012. Such units are excluded from the table, because they are not payable in shares.

(19) Includes shares owned beneficially by Lady Lynn Forester de Rothschild as follows:

(a) 4,000 shares of Class A Common Stock directly and with respect to which she has sole voting and investment power;

(b) 10,345 shares of Class A Common Stock underlying stock units payable in shares; and

(c) 24,576 shares of Class A Common Stock underlying options that are exercisable (or which will become exercisable on November 11, 2012).

Lady de Rothschild also holds stock units payable in cash in respect of 54,813 shares of Class A Common Stock, which represent retainers and fees deferred by her prior to September 11, 2012. Such units are excluded from the table, because they are not payable in shares.

(20) Includes shares owned beneficially or deemed to be owned beneficially by Barry S. Sternlicht as follows:

(a) 54,000 shares of Class A Common Stock directly and with respect to which he has sole voting and investment power;

(b) 36,000 shares of Class A Common Stock indirectly through three family trusts;

(c) 6,408 shares of Class A Common Stock underlying stock units payable in shares; and

(d) 85,638 shares of Class A Common Stock underlying options that are exercisable (or which will become exercisable on November 11, 2012).

Mr. Sternlicht also holds stock units payable in cash in respect of 29,145 shares of Class A Common Stock, which represent retainers and fees deferred by him prior to September 11, 2012. Such units are excluded from the table, because they are not payable in shares.

(21) Includes shares owned beneficially by Richard F. Zannino as follows:

(a) 4,000 shares of Class A Common Stock directly and with respect to which he has sole voting and investment power;

(b) 2,217 shares of Class A Common Stock underlying stock units payable in shares; and

(c) 14,576 shares of Class A Common Stock underlying options that are exercisable (or which will become exercisable on November 11, 2012).

(22) Includes shares owned beneficially by Fabrizio Freda as follows:

(a) 54,175 shares of Class A Common Stock directly and with respect to which he has sole voting and investment power;

(b) 469,160 shares of Class A Common Stock underlying exercisable options held by Mr. Freda; and

(c) 47,050 shares of Class A Common Stock underlying restricted stock units expected to vest and be paid out (subject to withholding of shares for payment of taxes) on October 31, 2012.

Excludes stock options with respect to 635,186 shares of Class A Common Stock granted to Mr. Freda under the Company's share incentive plans that were not yet exercisable as of September 11, 2012. Also excludes shares of Class A Common Stock underlying (a) performance share unit awards with a target payout of 43,044 shares and restricted stock units in respect of 14,348 shares that were granted to Mr. Freda by the Stock Plan Subcommittee on September 1 and 15, 2010; (b) the market share unit granted to Mr. Freda on February 9, 2011 (see "Employment Agreement – Fabrizio Freda"); (c) performance share unit awards with a target payout of 31,832 shares and restricted stock units in respect of 26,188 shares that were granted to Mr. Freda by the Stock Plan Subcommittee on September 1, 2011; and (d) performance share unit awards with a target payout of 33,979 shares and restricted stock units in respect of 33,979 shares that were granted to Mr. Freda by the Stock Plan Subcommittee on September 4, 2012.

(23) Includes shares owned beneficially by John Demsey as follows:

(a) 52,747 shares of Class A Common Stock directly and with respect to which he has sole voting and investment power; and

(b) 24,874 shares of Class A Common Stock underlying restricted stock units expected to vest and be paid out (subject to withholding of shares for payment of taxes) on October 31, 2012.

Excludes stock options with respect to 345,028 shares of Class A Common Stock granted to Mr. Demsey under the Company's share incentive plans that were not yet exercisable as of September 11, 2012. Also excludes shares of Class A Common Stock underlying (a) performance share unit awards with a target payout of 28,340 shares and restricted stock units in respect of 9,448 shares that were granted to Mr. Demsey by the Stock Plan Subcommittee on September 1 and 15, 2010; (b) performance share unit awards with a target payout of 18,058 shares and restricted stock units in respect of 15,228 shares that were granted to Mr. Demsey by the Stock Plan Subcommittee on September 1, 2011; and (c) performance share unit awards with a target payout of 17,735 shares and restricted stock units in respect of 17,735 shares that were granted to Mr. Demsey by the Stock Plan Subcommittee on September 4, 2012.

(24) Includes shares owned beneficially by Cedric Prouvé as follows:

(a) 110,622 shares of Class A Common Stock directly and with respect to which he has sole voting and investment power;

(b) 50,344 shares of Class A Common Stock underlying exercisable options that are held by Mr. Prouvé; and

(c) 23,254 shares of Class A Common Stock underlying restricted stock units expected to vest and be paid out (subject to withholding of shares for payment of taxes) on October 31, 2012.

Excludes stock options with respect to 318,108 shares of Class A Common Stock granted to Mr. Prouvé under the Company's share incentive plans that were not yet exercisable as of September 11, 2012. Also excludes shares of Class A Common Stock underlying (a) performance share unit awards with a target payout of 26,186 shares and restricted stock units in respect of 8,730 shares that were granted to Mr. Prouvé by the Stock Plan Subcommittee on September 1 and 15, 2010; (b) performance share unit awards with a target payout of 17,054 shares and restricted stock units in respect of 13,420 shares that were granted to Mr. Prouvé by the Stock Plan Subcommittee on September 1, 2011; and (c) performance share unit awards with a target payout of 15,269 shares and restricted stock units in respect of 15,269 shares that were granted to Mr. Prouvé by the Stock Plan Subcommittee on September 4, 2012.

(25) Includes shares owned beneficially or deemed to be owned beneficially by Richard W. Kunes as follows:

(a) 16,916 shares of Class A Common Stock directly and with respect to which he has sole voting and investment power; and

(b) 20,726 shares of Class A Common Stock underlying restricted stock units expected to vest and be paid out (subject to withholding of shares for payment of taxes) on October 31, 2012.

Excludes stock options with respect to 292,480 shares of Class A Common Stock granted to Mr. Kunes under the Company's share incentive plans that were not yet exercisable as of September 11, 2012. Also excludes shares of Class A Common Stock underlying (a) performance share unit awards with a target payout of 24,770 shares and restricted stock units in respect of 8,256 shares that were granted to Mr. Kunes by the Stock Plan Subcommittee on September 1 and 15, 2010; (b) performance share unit awards with a target payout of 15,560 shares and restricted stock units in respect of 11,044 shares that were granted to Mr. Kunes by the Stock Plan Subcommittee on September 1, 2011; and (c) performance share unit awards with a target payout of 12,733 shares and restricted stock units in respect of 12,733 shares that were granted to Mr. Kunes by the Stock Plan Subcommittee on September 4, 2012.

(26) Based on a Schedule 13G filed on June 11, 2012 by FMR LLC, 82 Devonshire Street, Boston, MA 02109. FMR LLC may be deemed to be, directly or indirectly, the beneficial owner of, and may have direct or indirect voting and/or investment discretion over 24,856,826 shares of Class A Common Stock, which are held for its own benefit or for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates.

(27) Based on a Schedule 13G filed on February 13, 2012 by Jennison Associates LLC, 466 Lexington Avenue, New York, NY 10017. Jennison Associates LLC may be deemed to be, directly or indirectly, the beneficial owner of, and may have direct or indirect voting and/or investment discretion over 14,049,476 shares of Class A Common Stock, which are held for its own benefit or for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates.

(28) Based on a Schedule 13G filed on February 13, 2012 by Prudential Financial, Inc., 751 Broad Street, Newark, NJ 07102. Prudential Financial, Inc. may be deemed to be, directly or indirectly, the beneficial owner of, and may have direct or indirect voting and/or investment discretion over 14,360,056 shares of Class A Common Stock, which are held for its own benefit or for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates.

(29) See notes (2) through (4), (6), (7), (9) through (11) and (13) through (24). Includes for executive officers not named in the table:

(a) 129,248 shares of Class A Common Stock;

(b) 310,406 shares of Class A Common Stock underlying options that are exercisable; and

(c) 47,008 shares of Class A Common Stock underlying restricted stock units expected to vest and be paid out (subject to withholding of shares for payment of taxes) on October 31, 2012.

Excludes stock options with respect to an aggregate of 805,536 shares of Class A Common Stock granted to the executive officers whose names do not appear in this table that were outstanding but not yet exercisable as of September 11, 2012. Also excludes for the executive officers not named in the table shares of Class A Common Stock underlying (a) performance share unit awards with a target payout of 54,944 shares and restricted stock units in respect of 18,316 shares that were granted by the Stock Plan Subcommittee on September 1 and 15, 2010; (b) performance share unit awards with a target payout of 36,404 shares and restricted stock units in respect of 26,116 shares that were granted by the Stock Plan Subcommittee on September 1, 2011; and (c) performance share unit awards with a target payout of 48,153 shares and restricted stock units in respect of 71,990 shares that were granted by the Stock Plan Subcommittee on September 4, 2012.

Additional Information Regarding the Board of Directors

Stockholders' Agreement. All Lauder Family Members (other than The 4202 Corporation) who beneficially own shares of Common Stock have agreed pursuant to a stockholders' agreement with the Company (the "Stockholders' Agreement") to vote all shares beneficially owned by them for Leonard A. Lauder (or for one of his sons), Ronald S. Lauder (or for one of his daughters) and one person, if any, designated by each as a director of the Company. The term "Lauder Family Member" is defined later in this Proxy Statement (see "Certain Relationships and Related Transactions – Lauder Family Relationships and Compensation"). Lauder Family Members who are parties to the Stockholders' Agreement beneficially owned, in the aggregate, on September 11, 2012, shares of Common Stock having approximately 83% of the voting power of the Company. The right of each of Leonard A. Lauder (or his sons) and Ronald S. Lauder (or his daughters) to designate a nominee exists only when he (including his descendants) beneficially owns (other than by reason of the Stockholders' Agreement) shares of Common Stock with at least 10% of the total voting power of the Company. Currently, William P. Lauder is the nominee of Leonard A. Lauder and Aerin Lauder and Jane Lauder are the nominees of Ronald S. Lauder. The right of each of Leonard A. Lauder (or one of his sons) and Ronald S. Lauder (or one of his daughters) to be nominated will exist so long as he (including his descendants) beneficially owns shares of Common Stock with at least 5% of the total voting power of the Company. In the event that Leonard A. Lauder ceases to be a member of the Board of Directors by reason of his death or disability, then his sons, William P. Lauder and Gary M. Lauder, will succeed to his rights to be nominated as a director and to designate one nominee. If either son is unable to serve by reason of his death or disability, the other son will have the right to designate a nominee. Similarly, Aerin Lauder and Jane Lauder, Ronald S. Lauder's daughters, will succeed to their father's rights if he should cease to be a director by reason of his death or disability. If either daughter is unable to serve by reason of her death or disability, the other daughter will have the right to designate a nominee. In the event none of Leonard A. Lauder and his sons and Ronald S. Lauder and his daughters are able to serve as directors by reason of death or disability, then the rights under the Stockholders' Agreement to be a nominee and to designate a nominee will cease.

Board Committees. The Board of Directors has established three standing committees – the Audit Committee, the Compensation Committee (which includes the Stock Plan Subcommittee) and the Nominating and Board Affairs Committee. Current copies of the charters for each of these Committees may be found in the "Investor Relations" section of the Company's website: www.elcompanies.com within the "Leadership" subsection under the heading "Corporate Governance" by selecting "Committees." Stockholders may also contact Investor Relations at 767 Fifth Avenue, New York, New York 10153 or call 800-308-2334 to obtain a hard copy of these documents without charge.

The Company is a "controlled company" under the rules of the New York Stock Exchange because the Lauder family and their related entities hold more than 50% of the voting power of the outstanding voting stock. As such, the Company may avail itself of exemptions relating to the independence of the Board and certain Board committees. Despite the availability of such exemptions, the Board of Directors has determined that it will have a majority of independent directors and that both the Nominating and Board Affairs Committee and the Compensation Committee will have otherwise required provisions in their charters. As permitted by the New York Stock Exchange rules for "controlled companies," our Board does not require that the Nominating and Board Affairs Committee and Compensation Committee be comprised solely of independent directors.

The Audit Committee members are Irvine O. Hockaday, Jr., Chair, Mellody Hobson, Paul J. Fribourg and Richard F. Zannino. The Board of Directors has determined that Mr. Hockaday, Ms. Hobson, Mr. Fribourg and Mr. Zannino each qualifies as an "Audit Committee Financial Expert" in accordance with the rules issued by the Securities and Exchange Commission. The Audit Committee has a written charter adopted by the Board of Directors. The Committee, among other things, appoints the independent auditors; reviews the independence of such auditors; approves the scope of the annual audit activities of the independent auditors and the Company's Internal Control Department; reviews audit results; reviews and discusses the Company's financial statements with management and the independent auditors; reviews and discusses with the Board the Company's risk assessment and management processes; and is responsible for our policy for the review of related person transactions. The Committee also meets separately, at least quarterly, with the Chief Financial Officer and Chief Internal Control Officer and with representatives of the independent auditor.

The Compensation Committee members are Richard D. Parsons, Chair, Rose Marie Bravo, Paul J. Fribourg and Barry S. Sternlicht. The Committee has the authority to, and does, establish and approve compensation plans and arrangements with respect to the Company's executive officers and administers the Executive Annual Incentive Plan. The Stock Plan Subcommittee, whose members are Rose Marie Bravo, Paul J. Fribourg and Barry S. Sternlicht, has the authority to adopt and administer the Company's share incentive plans. In 2012, the Board of Directors established an Employee Equity Award Committee, the sole member of which is Fabrizio Freda. The sole purpose of this Committee is to make limited grants of equity awards under the share incentive plan to employees who are not executive officers. To date, the Committee has not made any grants.

The Nominating and Board Affairs Committee members are Lynn Forester de Rothschild, Chair, Charlene Barshefsky, Wei Sun Christianson, William P. Lauder and Richard D. Parsons. The Committee, among other things, recommends nominees for election as members of the Board, considers and makes recommendations regarding Board practices and procedures and reviews the compensation for service as a Board member.

Each committee reports regularly to the Board and has authority to engage its own advisors.

Board and Board Committee Meetings; Attendance at Annual Meetings; Executive Sessions. Directors are expected to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the Board for an extended period of time. In furtherance of the Board's role, directors are expected to attend all scheduled Board and Board Committee meetings and all meetings of stockholders. In fiscal 2012, the Board of Directors met five times, the Compensation Committee met five times, the Stock Plan Subcommittee met five times, the Audit Committee met nine times, and the Nominating and Board Affairs Committee met three times. The total combined attendance for all board and committee meetings was 95%. Barry S. Sternlicht attended 73.3% of the Board, Committee and Subcommittee meetings in fiscal 2012. The non-employee directors met five times in executive session in fiscal 2012, including four meetings at which at least one management director was present for all or part of the session. All but one of the directors who were on the Board attended the Annual Meeting of Stockholders in November 2011.

Irvine O. Hockaday, Jr. served as the presiding director for all executive sessions of the Board of Directors in fiscal 2012. Mr. Hockaday has been appointed by the Board to serve for an additional one-year term beginning after the 2012 Annual Meeting. The presiding director serves for a one-year term beginning with the meeting of the Board immediately following the Annual Meeting of Stockholders and is selected from among the independent members of the Board.

Board Leadership Structure. Our Board is currently led by our Executive Chairman, who is a member of the Lauder family. As provided in our Corporate Governance Guidelines, we also have an independent director who serves as our presiding director. The remaining directors include our President and Chief Executive Officer, nine other non-employee directors (eight of whom are independent), and three more members of the Lauder family. A majority of the directors are independent.

The Board of Directors considers this structure appropriate in view of the Lauder family's significant investment in the Company, including direct and indirect holdings of more than 86% of the voting power of the outstanding voting stock. The structure also comports with the Stockholders'

Agreement among various members of the Lauder family and the Company, which was originally entered into in connection with our initial public offering in 1995. See "Additional Information Regarding the Board of Directors – Stockholders' Agreement."

In addition to his responsibilities as Chairman of the Board, Mr. W. Lauder, as Executive Chairman, works with the President and Chief Executive Officer to set overall vision, strategy, financial objectives and investment priorities for the business. He also continues to provide high-level leadership in areas that are important to the Company, including marketing, trade relations, global communications and regulatory affairs. Mr. Hockaday, the current presiding director, presides at all meetings or executive sessions of non-employee or independent directors.

Board Role in Risk Oversight. Our Board of Directors regularly receives reports from our President and Chief Executive Officer and other members of senior management regarding areas of significant risk to us, including strategic, operational, financial, legal and regulatory, and reputational risks. However, senior management is responsible for assessing and managing the Company's various risk exposures on a day-to-day basis. In this regard, management has established functions that focus on particular risks, such as the Company's Legal Department, Treasury Group and Environmental Affairs and Safety Department, and has over time developed a more systemic and integrated approach to overall risk management, which includes the identification of risks and mitigation plans in the strategic planning process. The Board's role is one of oversight, assessing major risks facing the Company and reviewing options for their mitigation with management. In addition, under its Charter, the Audit Committee reviews and discusses with management our enterprise risk management processes.

Risk in Compensation Programs. In 2010, we developed a framework for evaluating incentive plan design features that may encourage or help mitigate risk, such as a mix of compensation elements, metrics, leverage, caps and time horizons in order to determine whether the risks arising from our compensation programs (in addition to those applicable only to executive officers) were reasonably likely to have a material adverse effect on the Company. As a result of this review, which included incentive plans covering our management employees and plans otherwise used in our most significant operations, we concluded that our compensation programs are not reasonably likely to have a material adverse effect on the Company. In 2012, we confirmed that there were no material changes to the plans that were reviewed in the past two years. The results were reviewed with senior management and the Compensation Committee and we continue to believe that our compensation programs are not reasonably likely to have a material adverse effect on the Company.

Director Qualifications. Our Board is comprised of individuals with diverse and complementary business experience, leadership experience and financial expertise. Many of our current directors have leadership experience at major domestic and multinational companies, as well as experience on the boards of other companies and organizations, which provides an understanding of different business processes, challenges and strategies. Other directors have government, legal, public policy and media experience that provides insight into issues faced by public companies. The members of the Board are inquisitive and collaborative, challenging yet supportive, and demonstrate maturity and sound judgment in performing their duties. In addition to their own attributes, skills and experience and their significant personal investments in the Company, Lauder Family Members (including related entities) who control the Company have agreed to vote their shares in favor of four individuals. They are the four Lauder family members who are currently on the Board.

The Board believes that the above-mentioned attributes, along with the leadership skills and other experience of its Board members, some of which are described in the table after this paragraph, provide the Company with the appropriate perspectives and judgment to guide the Company's long-term strategy, monitor progress and, in general, oversee management. Nominees for election at the Annual Meeting on November 9, 2012 have an asterisk (*) next to their names.

Charlene Barshefsky	• International, government and public policy experience as United States Trade Representative • Legal experience, including current role as Senior International Partner at WilmerHale • Board experience at American Express Company, Intel Corporation and Starwood Hotels & Resorts Worldwide • Trustee of the Howard Hughes Medical Institute
Rose Marie Bravo*	• Global management, marketing, retail and consumer and luxury brand industry experience as former Chief Executive of Burberry, various leadership positions at Saks Fifth Avenue (including as President) and Macy's (including as Chairman and Chief Executive Officer of I. Magnin) and in senior roles in merchandising the Beauty category for much of her career • Board experience at Tiffany & Co. and Williams-Sonoma, Inc. • Experience working abroad • Merchandise and product development expertise
Wei Sun Christianson	• Global management and investment banking experience as Managing Director and Co-Chief Executive Officer of Asia Pacific and Chief Executive Officer of China at Morgan Stanley based in Beijing • Experience working abroad, particularly in China • Financial expertise • Government experience (in Hong Kong) • Legal experience
Fabrizio Freda	• Global management, marketing and other business and consumer and luxury brand industry experience as CEO of The Estée Lauder Companies Inc. • Similar experience, including developing and leading global organizations, in leadership positions at The Procter & Gamble Company and Gucci SpA • Experience leading successful creative organizations with innovation programs based on research and development • Experience living and working in several countries • Financial expertise

Paul J. Fribourg*	• Global management, marketing and other business experience as Chairman and Chief Executive Officer of Continental Grain Company • Board experience at Loews Corporation, Burger King Holdings, Inc. and Apollo Global Management, LLC • Affiliation with leading business and public policy associations (Council on Foreign Relations) • Financial expertise
Mellody Hobson*	• Management and investment experience as President of Ariel Investments • Board experience at DreamWorks Animation SKG, Inc., Starbucks Corporation, and Groupon, Inc. • Media experience as on-air financial contributor for ABC's "Good Morning America" • Financial expertise
Irvine O. Hockaday, Jr.*	• Global business experience and consumer brand industry experience as former CEO of Hallmark Cards, Inc. • Board experience at numerous public companies, including Ford Motor Company and Sprint Nextel Company • Financial expertise • Legal experience
Aerin Lauder	• Marketing and other consumer and luxury brand industry experience through leadership roles at The Estée Lauder Companies Inc. since joining in 1992 and the creation and leadership of Aerin LLC • Significant stockholder and Stockholders' Agreement
Jane Lauder	• Management, marketing and other industry experience through leadership roles at The Estée Lauder Companies Inc. since joining in 1996 • Significant stockholder and Stockholders' Agreement
Leonard A. Lauder	• Global business, marketing and consumer and luxury brand industry experience through leadership roles at The Estée Lauder Companies Inc. since joining in 1958 • Experience leading successful creative organizations with innovation programs based on research and development • Affiliation with leading business, civic and public policy associations

	• Charter Trustee of The University of Pennsylvania • Significant stockholder and Stockholders' Agreement
William P. Lauder	• Global business, marketing, Internet, retail and consumer and luxury brand industry experience through leadership roles at The Estée Lauder Companies Inc. since joining in 1986 • Experience leading successful creative organizations with innovation programs based on research and development • Board experience at Jarden Corporation and GLG Partners Inc. • Significant stockholder and Stockholders' Agreement • Trustee of University of Pennsylvania • Financial expertise
Richard D. Parsons	• Global business, marketing, media, Internet, banking and other business and consumer brand experience through leadership roles at Time Warner Inc. and Dime Bancorp, Inc. • Board experience at Time Warner Inc., Citigroup, Inc., Madison Square Garden Inc. and Lazard Inc. • Private equity experience at Providence Equity Partners • Trustee of Howard University • Legal and government experience • Financial expertise
Lynn Forester de Rothschild	• Global business and investment experience as Chief Executive of E.L. Rothschild LLC and CEO of FirstMark Holdings, Inc. • Board and media experience as director of The Economist Newspaper Limited • Affiliation with leading business and public policy associations (Council on Foreign Relations) • Experience working abroad • Legal and government expertise • Financial expertise
Barry S. Sternlicht*	• Global business, investment, real estate, financial, private equity, entrepreneurial and consumer brand and luxury industry expertise at Starwood Capital Group, Chairman and Chief Executive Officer of Starwood Property Trust and founder and former Chief Executive of Starwood Hotels & Resorts Worldwide, Inc.

- Board experience at Starwood Property Trust, Ellen Tracy and Field & Stream and as Chairman of Baccarat
- Trustee of Brown University
- Financial expertise

Richard F. Zannino

- Management, media, finance, retail and consumer brand industry experience in various positions at Dow Jones & Company (including CEO, COO and CFO), Liz Claiborne (including CFO) and Saks Fifth Avenue (including CFO)
- Consumer, retail, media and private equity experience at CCMP Capital Advisors, LLC
- Board experience at IAC/Interactive Corp., Dow Jones & Company and Francesca's Holdings Corporation
- Trustee of Pace University
- Financial expertise

The Company does not have a specific policy on diversity of the Board. Instead, the Board evaluates nominees in the context of the Board as a whole, with the objective of recommending a group that can best support the success of the business and, based on the group's diversity of experience, represent stockholder interests through the exercise of sound judgment. Such diversity of experience may be enhanced by a mix of different professional and personal backgrounds and experiences. The Company is proud to have one of the most diverse boards in the S&P 500 when measured by gender and race.

Board Membership Criteria. The Nominating and Board Affairs Committee works with the Board on an annual basis to determine the appropriate characteristics, skills and experience for the Board as a whole and for its individual members. All directors should possess the highest personal and professional ethics as well as an inquisitive and objective perspective, practical wisdom and mature judgment. In evaluating the suitability of individual Board members, the Board takes into account many factors, including general understanding of marketing, finance and other disciplines relevant to the success of a large publicly traded company in today's business environment; understanding of the Company's business on a technical level; and educational and professional background. The Board evaluates each individual in the context of the Board as a whole, with the objective of recommending a group that can best support the success of the business and, based on its diversity of experience, represent stockholder interests through the exercise of sound judgment. In determining whether to recommend a director for re-election, the Nominating and Board Affairs Committee also considers the director's past attendance at meetings and participation in and contributions to the activities of the Board.

Upon determining the need for additional or replacement Board members, the Nominating and Board Affairs Committee will identify one or more director candidates and evaluate each candidate under the criteria described above based on the information it receives with a recommendation or that it otherwise possesses, which information may be supplemented by additional inquiries. Application of these criteria involves the exercise of judgment and cannot be measured in any mathematical or routine way. Based on its assessment of each candidate's independence, skills and qualifications and the criteria described above, the Committee will make recommendations regarding potential director candidates to the Board. The Committee may engage third parties to assist in the search for director candidates or to assist in gathering information regarding a candidate's background and experience. The Committee will evaluate stockholder recommended candidates in the same manner as other candidates. Candidates may also be designated pursuant to the Stockholders' Agreement. See "Additional Information Regarding the Board of Directors – Stockholders' Agreement."

Board Independence Standards for Directors. To be considered "independent" for purposes of membership on the Company's Board of Directors, the Board must determine that a director has no material relationship with the Company, including any of its subsidiaries, other than as a director. For each director, the Board broadly considers all relevant facts and circumstances. In making its determination, the Board considers the following categories of relationships to be material, thus precluding a determination that a director is "independent":

(i) the director is an employee of the Company, or an immediate family member of the director is an executive officer of the Company, or was so employed during the last three years.

(ii) the director receives, or an immediate family member of the director receives, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(iii) (A) the director is a current partner or employee of a firm that is the Company's internal or external auditor, (B) the director has an immediate family member who is a current employee of such a firm, (C) the director has an immediate family member who is a current employee of such a firm and personally works on the Company's audit, or (D) the director or an immediate family member of the director was within the last three years a partner or employee of such a firm and personally worked on the Company's audit within that time.

(iv) the director or an immediate family member of the director is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee.

(v) the director is a current employee, or an immediate family member of the director is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

Additionally, the following relationships will not be considered to be "material" relationships that would impair a director's independence:

(i) any of the relationships described in (i)-(v) above, if such relationships occurred more than three years ago, or

(ii) if a director is a current employee, or an immediate family member of a director is a current executive officer of another company that does business with the Company and such other company, during the current or last fiscal year, made payments to or received payments from, the Company of less than $1 million or 2% of such other company's consolidated gross revenues, whichever is greater.

Contributions to tax exempt organizations shall not be considered payments for purposes of these independence standards. An "immediate family member" includes a director's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home.

The Board reviews at least annually whether directors meet these Director Independence Standards.

The following directors, including the five nominated for re-election, have been determined by the Board to be "independent" pursuant to New York Stock Exchange rules and the Company's Independent Director Standards described above: Charlene Barshefsky, Rose Marie Bravo, Wei Sun Christianson, Paul J. Fribourg, Mellody Hobson, Irvine O. Hockaday, Jr., Lynn Forester de Rothschild, Barry S. Sternlicht and Richard F. Zannino.

In addition to the foregoing, in order to be considered "independent" under New York Stock Exchange rules for purposes of serving on the Company's Audit Committee, a director also may not accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Company, other than as a director, and may not be an "affiliated person" of the Company. Audit Committee members may receive directors' fees and fixed payments for prior service with the Company. The Board has determined that each of the members of the Audit Committee meet these additional independence requirements as well.

Communications with the Board. A stockholder or any other interested party who wishes to communicate with the Board, any Committee thereof, the non-management directors as a group or any individual director, including the presiding director for the executive sessions of the Board, may do so by addressing the correspondence to that individual or group, c/o Sara E. Moss, Executive Vice President and General Counsel, The Estée Lauder Companies Inc., 767 Fifth Avenue, New York, New York 10153. She, or her designee, will review all such correspondence to determine that the substance of the correspondence relates to the duties and responsibilities of the Board or individual Board member before forwarding the correspondence to the intended recipient. Spam, junk mail, solicitations, and hostile, threatening, illegal or similarly unsuitable material will not be forwarded to the intended recipient and, if circumstances warrant, may be forwarded to the Company's security staff. Any communication that is not forwarded may be made available to the intended recipient at his or her request.

Director Nominees Recommended by Stockholders. The Nominating and Board Affairs Committee will consider stockholder recommendations of nominees in the same manner as and pursuant to the same criteria by which it considers all other nominees, except for nominations received pursuant to the Stockholders' Agreement. See "Board Membership Criteria." Stockholders who wish to suggest qualified candidates should send their written recommendation to the Nominating and Board Affairs Committee c/o Sara E. Moss, Executive Vice President and General Counsel, The Estée Lauder Companies Inc., 767 Fifth Avenue, New York, New York 10153. The following information must accompany any such recommendation by a stockholder: (i) the name and address of the stockholder making the recommendation, (ii) the name, address, telephone number and social security number of the proposed nominee, (iii) the class or series and number of shares of the Company that are beneficially owned by the stockholder making the recommendation, (iv) a description of all arrangements or understandings between the stockholder and the candidate, and an executed written consent of the proposed nominee to serve as a director of the Company if so elected, (v) a copy of the proposed nominee's resume and references, and (vi) an analysis of the candidate's qualifications to serve on the Board of Directors and on each of the Board's committees in light of the criteria for Board membership established by the Board. See "Board Membership Criteria." For stockholders intending to nominate an individual for election as a director directly, there are specific procedures set forth in our bylaws. See "Stockholder Proposals and Direct Nominations."

Corporate Governance Guidelines and Code of Conduct

The Board of Directors has developed corporate governance practices to help it fulfill its responsibilities to stockholders in providing general direction and oversight of management of the Company. These practices are set forth in the Company's Corporate Governance Guidelines. The Company also has a Code of Conduct ("Code") applicable to all employees, officers and directors of the Company, including, without limitation, the Chief Executive Officer, the Chief Financial Officer and other senior officers. These documents, as well as any waiver of a provision of the Code granted to any senior officer or director or material amendment to the Code, if any, may be found in the "Investor Relations" section of the Company's website: www.elcompanies.com within the "Leadership" subsection under the heading "Corporate Governance." Stockholders may also contact Investor Relations at 767 Fifth Avenue, New York, New York 10153 or call 800-308-2334 to obtain a hard copy of these documents without charge.

Audit Committee Report

The Audit Committee of the Board of Directors, consisting solely of "independent directors" as defined by the Board and consistent with the rules of the New York Stock Exchange, has:

1. reviewed and discussed the Company's audited financial statements for the fiscal year ended June 30, 2012 with management;
2. discussed with KPMG LLP the matters required to be discussed by PCAOB AU Section 380, as currently in effect; and
3. received the written disclosures and letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Audit Committee concerning independence, and has discussed KPMG LLP's independence with representatives of KPMG LLP.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended June 30, 2012 be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2012 filed with the Securities and Exchange Commission.

The Audit Committee

Irvine O. Hockaday, Jr. (Chair)
Paul J. Fribourg
Mellody Hobson
Richard F. Zannino

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and any persons who own more than 10% of the Class A Common Stock, to file forms reporting their initial beneficial ownership of common stock and subsequent changes in that ownership with the SEC and the New York Stock Exchange. Officers, directors and greater-than-10% beneficial owners also are required to furnish the Company with copies of all forms they file under Section 16(a). Based solely upon a review of the copies of the forms furnished to the Company, or a written representation from a reporting person that no Form 5 was required, the Company believes that during the 2012 fiscal year all Section 16(a) filing requirements were satisfied.

Policy and Procedures for the Review of Related Person Transactions

We have a written policy that sets forth procedures for the review and approval or ratification of transactions involving "Related Persons," which consists of any director, nominee for director, executive officer or greater than 5% stockholder of the Company, and the "Immediate Family Members" of any such director, nominee for director, executive officer or greater than 5% stockholder. The Audit Committee (or its Chair under certain circumstances) is responsible for applying the Policy with the assistance of the Executive Vice President and General Counsel ("EVP GC") or designee (if any).

"Transactions" covered by the Policy consist of any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in which:

(i) with respect to any fiscal year, any transaction which is currently proposed or has been in effect at any time since the beginning of such fiscal year in which the Company was, is or is proposed to be a participant, and

(ii) a person who at any time during such fiscal year was a Related Person had, has or will have a direct or indirect material interest.

Determination of materiality may include the importance of the interest to the Related Person (financially or otherwise), the relationship of the Related Person to the Transaction and of Related Persons with each other, and the dollar amount involved in the Transaction; and whether any Related Person has or will have a direct material interest or an indirect material interest in the transaction.

The Policy includes a list of categories of transactions identified by the Board as having no significant potential for an actual or the appearance of a conflict of interest or improper benefit to a Related Person, and thus are not subject to review by the Audit Committee ("Excluded Transactions"). Excluded Transactions include certain transactions in the ordinary course of business between the Company and another entity with which a Related Person is affiliated and certain discretionary charitable contributions by the Company to an established non-profit entity with which a Related Person is affiliated, as long as the amounts involved are below certain percentages of the consolidated gross revenues of the Company and the Related Person.

Each Transaction by a Related Person should be reported to the EVP GC, or designee, for presentation to the Audit Committee for approval prior to its consummation, or for ratification, if necessary, after consummation. The EVP GC or designee will assess whether any proposed transaction involving a Related Person is a related person transaction covered by the Policy, and if so, the transaction will be presented to the Audit Committee for review and consideration at its next meeting or, in those instances in which the EVP GC or designee determines that it is not practicable or desirable for the Company to wait until the next Audit Committee meeting, to the Chair of the Audit Committee. If the EVP GC or designee potentially may be involved in a related person transaction, the applicable person is required to inform the Chief Executive Officer and the Chair of the Committee. Transactions by Related Persons (other than Excluded Transactions) will be reviewed and be subject to approval by the Audit Committee. If possible, the approval will be obtained before the Company commences the transaction or enters into or amends any contract relating to the transaction. If advanced Audit Committee approval of a related person transaction is not feasible or not identified prior to the commencement of a transaction, then the transaction will be considered and, if the Audit Committee determines it to be appropriate, ratified at the Audit Committee's next regularly scheduled meeting.

In determining whether to approve or ratify a related person transaction covered by the Policy, the Audit Committee may take into account such factors it deems appropriate, which may include (if applicable), but not be limited to:

- the materiality of the interest of the Related Person in the Transaction;
- the fairness or reasonableness of the Related Person Transaction to the Company;
- the availability of other sources for comparable products or services;
- the terms of the Transaction; and
- the terms available to unrelated third parties or to employees generally.

A member of the Audit Committee who is a Related Person in connection with a particular proposed related person transaction will not participate in any discussion or approval of the transaction, other than discussions for the purpose of providing material information concerning the transaction to the Committee.

Certain Relationships and Related Transactions

Lauder Family Relationships and Compensation. Leonard A. Lauder is Chairman Emeritus. His brother, Ronald S. Lauder is Chairman of Clinique Laboratories, LLC. Leonard A. Lauder's wife, Evelyn H. Lauder, was Senior Corporate Vice President of the Company until she passed away in November 2011. Leonard A. Lauder has two sons, William P. Lauder and Gary M. Lauder. William P. Lauder is Executive Chairman and in such role, is Chairman of the Board of Directors. Gary M. Lauder is not an employee of the Company. Ronald S. Lauder and his wife, Jo Carole Lauder, have two daughters, Aerin Lauder and Jane Lauder, both of whom are directors of the Company. Aerin Lauder is also Style and Image Director for the Estée Lauder brand (see "Agreements with Aerin Lauder" below for additional information). Jane Lauder is also Global President, General Manager of Origins and Ojon.

For fiscal 2012, the following Lauder Family Members received the following amounts from the Company as compensation: Leonard A. Lauder received an aggregate of $1,600,000 for his services; Ronald S. Lauder received $650,000 in salary and a bonus of $488,950; Evelyn H. Lauder received $225,000 in salary and a bonus of $170,250; and Jane Lauder received $500,000 in salary and a bonus of $310,000 and stock options in respect of 22,752 shares of Class A Common Stock, performance share units in respect of 3,926 shares of Class A Common Stock and restricted stock units in respect of 3,926 shares of Class A Common Stock. Each is entitled to participate in standard benefit plans, such as the Company's pension and medical plans. For information regarding fiscal 2012 compensation for William P. Lauder, see "Executive Compensation."

For fiscal 2013, Leonard A. Lauder is being paid on a per diem basis with an aggregate limit of $1,600,000; Ronald S. Lauder has a base salary of $650,000 and bonus opportunities with a target payout of $350,000; and Jane Lauder has a base salary of $525,000 and bonus opportunities with a target payout of $406,600. On September 4, 2012, Jane Lauder was granted stock options with respect to 20,032 shares of Class A Common Stock, performance share units with a target payout of 3,387 shares of Class A Common Stock and restricted stock units in respect of 3,387 shares of Class A Common Stock. The grants were consistent with those made to employees at her level. For information regarding fiscal 2013 compensation for William P. Lauder, see "Executive Compensation."

Leonard A. Lauder's current employment agreement (the "LAL Agreement") provides for his employment as Chairman Emeritus until such time as he resigns, retires or is terminated. Mr. L. Lauder is entitled to participate in standard benefit plans, such as the Company's pension and medical plans, and has a supplemental pension arrangement discussed below. Mr. L. Lauder is entitled to participate in the Amended and Restated Fiscal 2002 Share Incentive Plan, but no grants have been made to him under the plan to date. If Mr. L. Lauder retires, the Company will continue to provide him with the office he currently occupies (or a comparable office if the Company relocates) and a full-time executive secretary for as long as he would like. The Company may terminate Mr. L. Lauder's employment at any time if he becomes "permanently disabled," in which event Mr. L. Lauder will be entitled to (i) receive his base salary for a period of two years after termination, (ii) receive bonus compensation during such salary continuation period at an annual rate equal to the average of the actual bonuses paid to him prior to such termination under the LAL Agreement (the "Leonard Lauder Bonus Compensation") and (iii) participate in the Company's benefit plans for two years. In the event of Mr. L. Lauder's death during the term of his employment, for a period of one year from the date of Mr. L. Lauder's death, his beneficiary or legal representative will be entitled to receive Mr. L. Lauder's base salary and the Leonard Lauder Bonus Compensation. Mr. L. Lauder may terminate his employment at any time upon six months' written notice to the Company, in which event Mr. L. Lauder will be entitled to receive his base salary and the Leonard Lauder Bonus Compensation for the six-month period following termination. In addition, the Company may terminate Mr. L. Lauder's employment for any reason upon 60 days' written notice. In the event of termination of his employment by the Company (other than for cause, disability or death) or a termination by Mr. L. Lauder for good reason after a change of control, (a) Mr. L. Lauder, for a period of three years from the date of termination, will be entitled to (i) receive his base salary in effect at the time of termination, (ii) receive the Leonard Lauder Bonus Compensation, (iii) participate in the Company's benefit plans and (b) in the case of termination by the Company (other than for cause, disability or death), Mr. L. Lauder will not be subject to the non-competition covenant contained in the LAL Agreement. Upon termination for any reason, options previously granted to Mr. L. Lauder will remain exercisable for the remainder of their respective terms, subject to certain non-competition and good conduct provisions.

As used in this Proxy Statement, the term "Lauder Family Members" includes only the following persons: (i) the estate of Mrs. Estée Lauder; (ii) each descendant of Mrs. Lauder (a "Lauder Descendant") and their respective estates, guardians, conservators or committees; (iii) each "Family Controlled Entity" (as defined below); and (iv) the trustees, in their respective capacities as such, of each "Family Controlled Trust" (as defined below). The term "Family Controlled Entity" means (i) any not-for-profit corporation if at least 80% of its board of directors is composed of Lauder Descendants; (ii) any other corporation if at least 80% of the value of its outstanding equity is owned by Lauder Family Members; (iii) any partnership if at least 80% of the value of its partnership interests are owned by Lauder Family Members; and (iv) any limited liability or similar company if at least 80% of the value of the company is owned by Lauder Family Members. The term "Family Controlled Trust" includes certain trusts existing on November 16, 1995 and trusts the primary beneficiaries of which are Lauder Descendants, spouses of Lauder Descendants and/or charitable organizations, provided that if the trust is a wholly charitable trust, at least 80% of the trustees of such trust consist of Lauder Descendants.

Registration Rights Agreement. Leonard A. Lauder, Ronald S. Lauder, The Estée Lauder 1994 Trust, William P. Lauder, Gary M. Lauder, Aerin Lauder, Jane Lauder, certain Family Controlled Entities and other Family Controlled Trusts, Morgan Guaranty Trust Company of New York ("Morgan Guaranty") and the Company are parties to a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which each of Leonard A. Lauder, Ronald S. Lauder and Morgan Guaranty have three demand registration rights and The Estée Lauder 1994 Trust has six demand registration rights in respect of shares of Class A Common Stock (including Class A Common Stock issued upon conversion of Class B Common Stock) held by them. Three of the demand rights granted to The Estée Lauder 1994 Trust may be used only by a pledgee of The Estée Lauder 1994 Trust's shares of Common Stock. All the parties to the Registration Rights Agreement (other than the Company) also have an unlimited number of piggyback registration rights in respect of their shares. The rights of Morgan Guaranty and any other pledgee of The Estée Lauder 1994 Trust under the Registration Rights

Agreement will be exercisable only in the event of a default under certain loan arrangements. Leonard A. Lauder and Ronald S. Lauder may assign their demand registration rights to Lauder Family Members. The Company is not required to effect more than one registration of Class A Common Stock in any consecutive twelve-month period. The piggyback registration rights allow the holders to include their shares of Class A Common Stock in any registration statement filed by the Company, subject to certain limitations.

The Company is required to pay all expenses (other than underwriting discounts and commissions of the selling stockholders, taxes payable by the selling stockholders and the fees and expenses of the selling stockholders' counsel) in connection with any demand registrations, as well as any registrations pursuant to the exercise of piggyback rights. The Company has agreed to indemnify the selling stockholders against certain liabilities, including liabilities arising under the Securities Act of 1933.

Stockholders' Agreement. All Lauder Family Members (other than the 4202 Corporation) who beneficially own shares of Common Stock are parties to the Stockholders' Agreement. The stockholders who are parties to the Stockholders' Agreement beneficially owned, in the aggregate, shares of Common Stock having approximately 83% of the voting power of the Company on September 11, 2012. Such stockholders have agreed to vote in favor of the election of Leonard A. Lauder (or one of his sons) and Ronald S. Lauder (or one of his daughters) and one designee, if any, of each as directors. See "Additional Information Regarding the Board of Directors – Stockholders' Agreement." Parties to the Stockholders' Agreement, may, without restriction under the agreement, sell their shares in a widely distributed underwritten public offering, in sales made in compliance with Rule 144 under the Securities Act of 1933 or to other Lauder Family Members. In addition, each party to the Stockholders' Agreement may freely donate shares in an amount not to exceed 1% of the outstanding shares of Common Stock in any 90-day period. In the case of other private sales, each stockholder who is a party to the Stockholders' Agreement (the "Offering Stockholder") has granted to each other party (the "Offeree") a right of first offer to purchase shares of Class A Common Stock that the Offering Stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member. Each Offeree has the opportunity to purchase the Offeree's pro rata portion of the shares to be offered by the Offering Stockholder, as well as additional shares not purchased by other Offerees. Any shares not purchased pursuant to the right of first offer may be sold at or above 95% of the price offered to the Offerees. The agreement also includes provisions for bona fide pledges of shares of Common Stock and procedures related to such pledges. The Stockholders' Agreement will terminate upon the occurrence of certain specified events, including the transfer of shares of Common Stock by a party to the Stockholders' Agreement that causes all parties thereto immediately after such transaction to own beneficially in the aggregate shares having less than 10% of the total voting power of the Company.

Agreements with Aerin Lauder. In April 2011, Estee Lauder Inc. ("ELI"), a subsidiary of the Company, entered into (a) a creative consultant agreement with Aerin Lauder (the "Creative Consultant Agreement") and (b) a brand license agreement with Ms. Lauder and Aerin LLC, a limited liability company wholly owned by Ms. Lauder (the "License Agreement"). In connection with the agreements she ceased to be Senior Vice President, Creative Director of the Estée Lauder brand.

Under the Creative Consultant Agreement, Aerin Lauder is a spokesperson for the Estée Lauder brand and collaborates with the Estée Lauder Creative Director on creative aspects of the brand as Style and Image Director. The initial term of the agreement expires on June 30, 2016. Ms. Lauder received $700,000 in fiscal 2012 for her services under the agreement. She will receive $728,000 in fiscal 2013. For future fiscal years, that amount will be increased 4% each year. During the term of the agreement, the Company has the exclusive right to use Ms. Lauder's name and image to market beauty products and related services of the Estée Lauder brand. Ms. Lauder agrees to a minimum of 35 full days of personal appearances worldwide per year for the brand, the Company or its subsidiaries. If ELI requires Ms. Lauder to provide additional days per year, she will be paid $21,000 per extra day for fiscal 2013, with such daily fee increasing $1,000 in each subsequent fiscal year. Ms. Lauder will be provided with an office and access to an assistant in connection with her services.

Under the License Agreement, Aerin LLC has granted ELI a worldwide license to use the "Aerin" trademark and "A" logo (and related marks) and Ms. Lauder's name and image (i) exclusively in connection with "Core Beauty Products" (cosmetics, fragrances, toiletries, skin care, hair care, value sets and beauty accessories) and (ii) non-exclusively in connection with "Non-Core Beauty Products" (cosmetics bags, tote bags and fragranced candles). The License Agreement covers the name "Aerin" and not the name "Lauder," for which the Company and its subsidiaries retain sole ownership. The initial license term lasts until June 30, 2017, with three 5-year renewal terms if ELI does not give notice of non-renewal and net sales hit certain performance targets (or if ELI cures a sales shortfall, in certain circumstances). Aerin LLC will receive the following royalties: (i) for all products other than fragrances, 4% of annual net sales up to $40 million and 5% of annual net sales in excess therof; and (ii) for fragrances, 5% of annual net sales. In fiscal 2012, Aerin LLC was paid no royalties as there were no sales of Aerin-branded products by the Company. ELI must spend the following minimum amounts to promote Aerin-branded products: 20% of ELI's net sales of Aerin-branded products each year in the initial term and 15% of such net sales each year thereafter, with such requirement capped each year at 50% of Aerin LLC's similar expenditures, either directly or through other licensees, on Aerin-branded products. Both ELI and Aerin LLC will distribute Aerin-branded products only through prestige retailers.

ELI launched a limited "capsule collection" of some Aerin-branded products in August 2012. Within 12 months of ELI's "capsule collection" launch, ELI may launch additional Aerin-branded products in its reasonable commercial judgment. Ms. Lauder has agreed to provide at least ten personal appearances during each fiscal year, for which she will not be compensated, and which are in addition to those appearances covered by the Consultant Agreement. ELI will be responsible for her reasonable travel expenses in connection with such appearances.

Aerin LLC may terminate the License Agreement if an unaffiliated third party obtains more than 50% of the voting power or equity of ELI. ELI may terminate the License Agreement if control of Aerin LLC (or substantially all of its assets) is transferred to a competitor of ELC or to certain categories of retailers not engaged in prestige distribution. Either side may terminate the License Agreement for an uncured material breach.

Other Arrangements. The Company has subleased certain of its office space in New York to an affiliate of Ronald S. Lauder. For fiscal 2012, the rent paid or accrued was approximately $723,000, which equals the Company's lease payments for that space. The Company also has agreed to provide such affiliate with certain services, such as phone systems, payroll service and office and administrative services, which are reimbursed at a rate approximating the Company's incremental cost thereof. For fiscal 2012, the affiliate paid approximately $11.0 million pursuant to such agreement. At June 30, 2012, the affiliate had deposited with the Company $1.3 million to cover expenses. The Company has similar arrangements for space and services with an affiliate of Leonard A. Lauder and his family. For fiscal 2012, that affiliate and/or family members paid the Company $4.8 million for office space and certain services, such as phone systems, payroll service and office and administrative services. At June 30, 2012, the affiliate and family members had deposited with the Company $94,000 to cover expenses. The payments by the affiliates and family members approximated the Company's incremental cost of such space and services.

Certain members of the Lauder family (and entities affiliated with one or more of them) own numerous works of art that are displayed at the Company's offices. The Company pays no fee to the owners for displaying such works. The owners of the works pay for their maintenance. In fiscal 2012, the Company paid premiums of about $9,000 for insurance relating to such works.

Director Compensation

The following summary describes compensation paid to directors in fiscal 2012.

Annual Retainer for Board Service. Each non-employee director receives an annual cash retainer of $75,000, payable quarterly. An additional $25,000 is payable to each non-employee director by a grant of stock units (accompanied by dividend equivalent rights) as an annual stock retainer in the fourth quarter of the calendar year. The stock units vest upon grant. Each stock unit is convertible into shares of Class A Common Stock on or after the first business day of the calendar year following the one in which the director ceases to be a member of the Board. The number of stock units to be awarded is determined by dividing $75,000 by the average closing price of the Class A Common Stock on the twenty trading days next preceding the date of grant.

Stock Options. In addition to the cash and stock portion of the retainer, each non-employee director receives an annual grant of options at a maximum cost determined at the date of grant of $100,000. The exercise price of the options is equal to the closing price of the Class A Common Stock on the date of grant and the options vest and are exercisable one year after the date of grant (subject to post-service limitations).

Annual Retainer for Committee Service. Each director who serves on a Committee receives an additional annual cash retainer, payable quarterly in the following amounts: $8,000 per year for service on the Nominating and Board Affairs Committee, $12,000 per year for service on the Audit Committee, and $8,000 per year for service on the Compensation Committee (including service on the Stock Plan Subcommittee). The Chairman of the Audit Committee receives a further annual cash retainer of $25,000 and the Chairmen of the Compensation Committee and the Nominating and Board Affairs Committee receive a further annual cash retainer of $15,000 each.

Initial Stock Grant. On the date of the first annual meeting of stockholders which is more than six months after a non-employee director's initial election to the Board, the director receives a grant of 4,000 shares of Class A Common Stock (plus a cash payment in an amount to cover related income taxes).

Stock Ownership Requirement. Each director is expected to own at least $300,000 worth of shares of Class A Common Stock, which may include stock units payable in shares or deferred stock units payable in cash

Deferral. Non-employee directors may elect to defer receipt of all or part of their cash-based compensation. The deferrals may take the form of stock units (accompanied by dividend equivalent rights) to be paid out in cash or may simply accrue interest until paid out in cash.

Management Directors. Directors who are also employees of the Company receive no additional compensation for service as directors. These directors are Jane Lauder, Leonard A. Lauder, William P. Lauder and Fabrizio Freda. Aerin Lauder, who ceased to be an employee of the Company as of April 2011, continues to be treated as a management director and received no additional compensation for her service as a director in fiscal 2012. Information concerning the compensation of the Lauder family members, including those who serve as directors, and Mr. Freda is described in "Executive Compensation" (in the case of Mr. W. Lauder and Mr. Freda) and "Certain Relationships and Related Transactions – Lauder Family Relationships and Compensation."

Reimbursement of Expenses. Non-employee directors are reimbursed for their reasonable expenses (including costs of travel, food and lodging), incurred in attending Board, committee and stockholder meetings. Directors are also reimbursed for any other reasonable expenses relating to their service on the Board, including participating in director continuing education and Company site visits.

Company Products. The Company provides directors with representative samples of the Company's products. The Company believes that receiving these products serve a business purpose by expanding the directors' knowledge of the Company's business. The Company also provides each director with the opportunity to purchase up to $1,280 worth of the Company's products each calendar year (based on suggested retail prices) at no charge. If directors choose to take advantage of such opportunities and purchase more than $640 worth of the Company's product, the excess is imputed as taxable income. Non-employee directors may also purchase a limited amount of Company products at a price equal to 50% off the suggested retail price, which is the same program made available to officers of the Company. For the year ended June 30, 2012, the aggregate incremental cost to the Company of these Company products was substantially less than $10,000 per director.

The following table sets forth compensation information regarding the Company's non-employee directors in fiscal 2012.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(4)(5)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
Charlene Barshefsky	$ 83,000	$ 83,479	$99,986	–	–	–	$266,465
Rose Marie Bravo	83,000	83,479	99,986	–	–	–	266,465
Wei Sun Christianson	83,000	313,599	99,986	–	–	$191,500	688,085
Paul J. Fribourg	95,000	83,479	99,986	–	–	–	278,465
Mellody Hobson	87,000	83,479	99,986	–	–	–	270,465
Irvine O. Hockaday, Jr.	112,000	83,479	99,986	–	–	–	295,465
Richard D. Parsons	106,000	83,479	99,986	–	–	–	289,465
Lynn Forester de Rothschild	98,000	83,479	99,986	–	–	–	281,465
Barry S. Sternlicht	83,000	83,479	99,986	–	–	–	266,465
Richard F. Zannino	87,000	83,479	99,986	–	–	–	270,465

(1) The amount represents annual cash retainer for board service and, as applicable, retainers for board committee service or service as chairman of a board committee.

(2) The amounts set forth in the Stock Awards column represent the aggregate grant date fair value of restricted stock units granted in the respective fiscal year as computed in accordance with FASB Accounting Standard Codification Topic 718, Compensation – Stock Compensation. The amounts were calculated based on the closing price per share of the Class A Common Stock on the NYSE on the date of grant. In addition, for Ms. Christianson the amount includes $230,120 related to the initial stock grant of 4,000 shares made to her in November 2011.

(3) Restricted stock units are vested upon grant but are not converted into stock until the first business day of the January following the date on which the director ceases to serve on the Board. Dividend equivalents on outstanding restricted stock units resulted in additional grants to the directors on December 14, 2011. Presented below are the grant date fair value of each award of restricted stock units granted in fiscal 2012 as computed in accordance with FASB Accounting Standard Codification Topic 718, Compensation – Stock Compensation and the aggregate number

of shares of Class A Common Stock underlying restricted stock units, payable in shares of Class A Common Stock outstanding and held by each of the directors as of June 30, 2012.

Name	Date of Grant	Number of Shares of Class A Common Stock Underlying Restricted Stock Units Granted (#)(a)	Grant Date Fair Value ($)	Total Number of Shares of Class A Common Stock Underlying Restricted Stock Units Outstanding as of June 30, 2012
Charlene Barshefsky	11/11/11	1,451.06	$83,479	10,546.34
Rose Marie Bravo	11/11/11	1,451.06	83,479	7,263.62
Wei Sun Christianson	11/11/11	1,451.06	83,479	1,465.48
Paul J. Fribourg	11/11/11	1,451.06	83,479	2,919.82
Mellody Hobson	11/11/11	1,451.06	83,479	9,044.76
Irvine O. Hockaday, Jr.	11/11/11	1,451.06	83,479	13,853.40
Richard D. Parsons	11/11/11	1,451.06	83,479	9,593.20
Lynn Forester de Rothschild	11/11/11	1,451.06	83,479	10,344.80
Barry S. Sternlicht	11/11/11	1,451.06	83,479	6,408.20
Richard F. Zannino	11/11/11	1,451.06	83,479	2,217.06

(a) The number of shares of Class A Common Stock underlying the restricted stock units granted to the directors in fiscal 2012 has been adjusted to reflect the two-for-one stock split that was effective January 20, 2012.

(4) The amounts set forth in the Option Awards column represent the aggregate grant date fair value of stock options granted in the respective fiscal year as computed in accordance with FASB Accounting Standard Codification Topic 718, Compensation – Stock Compensation. Amounts shown disregard estimates of forfeitures related to service-based vesting conditions. The fair-market values of stock options granted were calculated using the Black-Scholes options pricing model based on the following assumptions used in developing the grant valuation for the awards on November 11, 2011: an expected volatility of 34% determined using a combination of both current and historical implied volatilities of the underlying Class A Common Stock obtained from public data sources; an expected term to exercise of 9 years from the date of grant; a risk-free interest rate of 2.0%; and a dividend yield of 1.0%. The value of any options that will ultimately be realized by the director grantees, if any, will depend upon the actual performance of the Company's Class A Common Stock during the term of the option from the date of grant through the date of exercise.

(5) Presented below are the grant date fair values of stock options granted in fiscal 2012 as computed in accordance with FASB Accounting Standard Codification Topic 718, Compensation – Stock

Compensation and the aggregate number of shares of Class A Common Stock underlying stock options outstanding and held by each of the directors as of June 30, 2012.

Name	Date of Grant	Number of Shares of Class A Common Stock Underlying Stock Options Granted (#)(a)	Grant Date Fair Value ($)	Total Number of Shares of Class A Common Stock Underlying Stock Options Outstanding as of June 30, 2012 (#)
Charlene Barshefsky	11/11/11	4,576	$99,986	87,960
Rose Marie Bravo	11/11/11	4,576	99,986	14,576
Wei Sun Christianson	11/11/11	4,576	99,986	4,576
Paul J. Fribourg	11/11/11	4,576	99,986	54,308
Mellody Hobson	11/11/11	4,576	99,986	38,076
Irvine O. Hockaday, Jr.	11/11/11	4,576	99,986	24,576
Richard D. Parsons	11/11/11	4,576	99,986	36,688
Lynn Forester de Rothschild	11/11/11	4,576	99,986	24,576
Barry S. Sternlicht	11/11/11	4,576	99,986	85,638
Richard F. Zannino	11/11/11	4,576	99,986	14,576

(a) The number of shares of Class A Common Stock underlying the stock options granted to the directors in fiscal 2012 has been adjusted to reflect the two-for-one stock split that was effective January 20, 2012.

(6) Fees deferred by certain of the Company's directors in fiscal 2012 and prior years were deferred pursuant to applicable deferral agreements. Ambassador Barshefsky defers her compensation in an interest-bearing deferral account. The interest rate is the Citibank base rate at the last day of the calendar year. Using the Citibank base rate and the applicable federal rate set by the Internal Revenue Service (the "AFR") at December 31, 2011 as the rates for fiscal 2012, no interest accrued above the AFR in fiscal 2012. Paul J. Fribourg, Mellody Hobson, Irvine O. Hockaday, Jr., Lynn Forester de Rothschild and Barry S. Sternlicht defer their compensation in stock units. All earnings on the fees deferred by these directors were based on the value of a hypothetical investment in shares of Class A Common Stock made at the time of the deferral, plus the accrual of dividend equivalents on any dividends paid by the Company on the Class A Common Stock. These stock equivalent units are paid out in cash after the director leaves the Board. At June 30, 2012, the directors held units in respect of the following amounts of shares of Class A Common Stock: Paul J. Fribourg held 21,876; Mellody Hobson held 21,717; Irvine O. Hockaday, Jr. held 61,506; Lynn Forester de Rothschild held 54,408; and Barry S. Sternlicht held 28,741.

(7) The amount for Ms. Christianson represents a reimbursement for taxes on the initial stock grant made to her in November 2011.

Executive Compensation

Compensation Discussion and Analysis

Executive Summary

We have now successfully completed three years of our long-term strategy, which has driven our momentum and produced superb results. Our business model continued to deliver strong, sustainable sales growth that was highly profitable. For the second consecutive year, we achieved double-digit sales gains and record profits, despite difficult economic conditions in some key markets. These results, and the others described below, are also directly attributable to the ongoing determination and collective talents and efforts of our executive officers, as well as the other members of management and our employees.

During fiscal 2012, we achieved many financial milestones, including:

- Record net sales of $9.7 billion – 10% higher than the prior year
- Record gross margin of 79.5% – a 150 basis point improvement from the prior year
- Record net earnings of $856.9 million, and diluted earnings per share of $2.16 – 24% higher than the prior year
- Record cash flow from operations of $1.1 billion

We also raised the common stock dividend 40 percent, split the stock two-for-one, repurchased 11.2 million shares for $555.2 million and used $420.7 million for capital expenditures. And from July 1, 2009 through June 30, 2012, we increased the total market value of the Company by almost 230%, or $14.6 billion.

The following summarizes certain executive compensation decisions that affected compensation in, or relating to, fiscal 2012:

- Due in large part to the record financial results described above, our named executive officers achieved fiscal 2012 payout percentages under the Executive Annual Incentive Plan ("EAIP") ranging from 138% to 142% out of a possible maximum of 150% of target bonus opportunities. Actual payouts were determined by applying the payout percentages to the fiscal 2012 target bonus opportunities and are shown in the "Summary Compensation Table."
- The stock-based compensation awarded to our executive officers in fiscal 2012 was based on target grant levels, an assessment of each executive's performance against his or her fiscal 2011 goals and his or her expected future contributions. These awards which ranged from 110% to 143% of target were granted in September 2011 and are shown in "Grants of Plan-Based Awards in Fiscal 2012."
- The Compensation Committee authorized increases in salaries for the President and Chief Executive Officer and certain other executive officers in connection with their new employment agreements.
- As a result of the strong performance over the three-year period ended June 30, 2012, the performance share units granted to our executive officers resulted in a maximum aggregate payout of 150% of target. Actual payouts for the Named Executive Officers are described in footnote 4 of the table in "Outstanding Equity Awards at June 30, 2012" below.
- Stock ownership guidelines for the executive officers were increased by at least 100%.

2011 Advisory Vote on Executive Compensation

In November 2011, our stockholders voted on an advisory basis on the compensation of the named executive officers as disclosed in the proxy statement for the 2011 Annual Meeting. Over 98% of the votes cast at that meeting were cast in favor of the proposal. Such vote took place after the setting of compensation levels and the grants made at the start of fiscal 2012. Accordingly, the vote was not considered in those compensation decisions.

Overview of Compensation Philosophy and Objectives

Our compensation program for executive officers is designed to attract and retain high quality people and to motivate them to achieve both our long-term and short-term goals. We believe that the design and governance of our program supports, and aligns executive officers with, the business strategy and the overall goal to continue sustainable growth of net sales, profitability and return on invested capital on an annual and long-term basis.

Our executive compensation program is designed to achieve our business and financial goals by providing compensation that:

- aligns executives' interests with our long-term and short-term goals;
- rewards performance at the company, business unit and individual levels;
- is competitive with the compensation practices at other leading beauty and consumer products companies; and
- is equitable among our executive officers.

We have been in the beauty business for over 65 years, and have established a strong record of growth and profitability. For the first 50 years, we were wholly-owned by the Lauder family. Today, the family continues to own a significant portion of our outstanding stock. Our executive compensation program reflects our successful track record and the control by the Lauder family. It also reflects decisions of the Compensation Committee and the Stock Plan Subcommittee to shift executive compensation in the direction of equity-based elements and, for our executive officers, we believe we are now generally in line with our peers as it relates to the mix of cash and equity-based compensation.

In fiscal 2012, our executive officers included the Executive Chairman, President and Chief Executive Officer, the Group Presidents and the heads of certain functions. The "Named Executive Officers" are those named in the "Summary Compensation Table" below. As the senior most officers with the greatest overall responsibility, the Executive Chairman and President and Chief Executive Officer received the highest levels of compensation, including bonus opportunities and equity-based compensation. The two are followed by the Group Presidents by reason of their respective duties and responsibilities and then by the function heads. There is internal equity among similarly situated executive officers, which is intended to foster a more team-oriented approach to managing the business.

We have entered into employment agreements with our executive officers to attract and retain strong candidates and to provide the basis for a shared mutual understanding of the employment relationship. The employment agreements in effect during fiscal 2012 for our Named Executive Officers are described under "Employment Agreements." Our standard employment agreements for executive officers set forth the mutual understanding regarding termination and severance and non-competition, confidentiality and related covenants but do not include specified amounts of salary, bonus opportunities or equity-based compensation for future years. For executive officers who are recruited to join the Company, we will specify levels of salary, bonus opportunities and equity-based compensation grants for certain initial periods or that relate to initial grants (e.g., to compensate the officer for amounts or awards that may be forfeited at a prior employer). Currently employment agreements with each executive officer (other than Leonard A. Lauder) are based on the standard form of employment agreements. Ronald S. Lauder is not party to an employment agreement.

The compensation program for executive officers is established and administered by the Compensation Committee and the Stock Plan Subcommittee. The Stock Plan Subcommittee approves the terms of all grants to executive officers under our share incentive plans (including any equity compensation related terms of prior agreements for executive officers). The Compensation Committee approves all other aspects of executive compensation.

Elements of Compensation; Allocation

Our executive compensation program consists of the following:

- base salary;
- annual cash incentive bonuses; and
- long-term equity-based compensation, including stock options, performance share units ("PSUs"), restricted stock units ("RSUs") and a market share unit ("MSU").

We also provide competitive benefits and modest perquisites.

We generally maintain a proportional mix of compensatory elements that reflects the executive officer's role in our Company and provides similar opportunities for executive officers with similar responsibilities. The amounts and allocations for each element (and among each element) are determined based on the position and the type and level of responsibility of the particular executive officer, internal pay equity and competitive considerations. To foster interdependence and collaboration among brands, regions and functions to drive the corporate strategy, annual incentives are structured so that there is alignment of business unit performance with overall corporate performance. Generally we believe that executive officers should have a greater percentage of their compensation based on performance in the form of long-term equity-based incentives and then short-term annual cash incentives followed by base salary.

Based on target levels for incentive compensation for fiscal 2012, the mix of pay for executive officers is shown in the table below:

	Base Salary	Annual Incentive Bonuses	Long-Term Equity Based Incentives (1)	Total
William P. Lauder	23%	46%	31%	100%
Fabrizio Freda	13%	24%	63%	100%
Other Named Executive Officers	18%	30%	52%	100%
All Executive Officers (10 persons) (2)	22%	26%	52%	100%

(1) Annual grants are allocated 50% to stock options and 25% to PSUs and RSUs, respectively. The percentages above also include for Mr. Freda the fiscal 2012 amounts expensed for the MSU granted to him in fiscal 2011 and the additional RSU granted to him at the start of fiscal 2010 when he became Chief Executive Officer. The MSU, which was valued at $10.6 million at the time of grant, is designed to be paid out at the end of fiscal 2014. The additional RSU, which was valued at $4.0 million at the time of grant, vested in thirds on July 1, 2010, July 1, 2011 and July 1, 2012.

(2) Excludes Leonard A. Lauder and Ronald S. Lauder, who have not received equity-based compensation since fiscal 2000.

In general, base salary is the only portion of compensation that is assured. Annual cash incentives and PSUs are primarily intended to reward executives for achieving annual and three-year financial goals, respectively. Stock options are primarily intended to align executive officers' interests with those of the other stockholders and provide value to the executive officers only if there is an increase in stock price after the date of grant. RSUs are also intended to align the executive officers' interests with those of other stockholders and to increase the executive officers' beneficial ownership of stock in line with our executive stock ownership policy.

In certain circumstances, we may also pay amounts necessary to attract an executive to work for us or to move to a particular location. This reflects, in part, the global nature of our business and the executives that we seek to attract and retain.

Base Salary. We pay base salaries to provide executives with a secure base of cash compensation. Generally, for executives with base salaries of $1 million or more per year, increases in base salary are not made except in the case of promotions or in the renewal of an employment agreement. This reflects, in part, the limitation on tax deductibility by us of non-objective performance-based compensation imposed by Section 162(m) of the Internal Revenue Code ("Section 162(m)"). See "Tax Compliance Policy" below. By not authorizing increases in base salary, the Compensation Committee can shift compensation more towards equity-based compensation. In determining the amount of base salary for an executive officer, the Compensation Committee primarily considers the executive's position, his or her current salary and tenure and internal pay equity, as well as competitiveness of the salary level in the marketplace. The Committee also considers the impact of Section 162(m) and recommendations from the Executive Chairman, President and Chief Executive Officer and the Executive Vice President-Global Human Resources. In connection with his new employment agreement, we increased Mr. Freda's base salary from $1,500,000 to $1,750,000, effective July 1, 2011. For other executive officers who entered into new employment agreements, base salaries were increased by up to 9.6% based on an assessment of each such officer's contributions and to reflect internal equity considerations.

Annual Incentive Bonuses. Annual incentives provided under the EAIP are of key importance in aligning the interests of our executives with our short-term goals and rewarding them for performance. For executive officers, the level of bonus opportunities and performance targets are based on the scope of the executive's responsibilities, internal pay equity among executives with similar responsibilities and competitive considerations. The measures in our annual incentive program are designed to foster interdependence and collaboration among brands, regions and functions to drive the corporate strategy by ensuring alignment of business unit performance with overall corporate performance. The EAIP is designed and administered to qualify as objective performance-based compensation under Section 162(m), so that bonuses paid out under the plan are tax deductible by us.

Aggregate bonus opportunities for executive officers under the EAIP are set annually by the Compensation Committee. For fiscal 2012, the annual incentive bonus payable to each executive is based on the product of three factors: (a) the target for the executive officer; (b) the Corporate Multiplier (as described below); and (c) the Business Unit Multiplier (as described below). The target payout, business criteria, the performance levels within each multiplier and the threshold, target and maximum payouts associated with each criteria and performance level are set by the Compensation Committee in consultation with management and the Committee's compensation consultant during the first quarter of the fiscal year. The target payout for an executive officer is largely based on the prior year target amount and is reviewed by the Compensation Committee annually. Each of the Corporate Multiplier and the Business Unit Multipliers is expressed as a percentage. The percentage is the sum of the component parts as described in more detail below. Target level performance on each of the criteria will result in multipliers at 100% and payout at 100% of the executive officer's target opportunity. Above-target payouts are earned if performance exceeds 100% of the target up to a maximum set by the Compensation Committee. Performance below target will result in payouts below the executive officer's target opportunity provided the minimum threshold has been achieved. Failure to achieve the pre-established minimum threshold level of performance results in no credit for that particular criteria and depending upon performance in respect of other criteria, can result in no bonus being paid. Measurement of performance is subject to certain automatic adjustments, such as changes in accounting principles, impairment of intangibles, the impact of discontinued operations and non-recurring income/expenses and the impact on net sales of unplanned changes in foreign currency rates. Such automatic adjustments included the charges associated with restructuring activities and intangible asset impairment in fiscal 2012.

Corporate Multiplier. The Corporate Multiplier is comprised of four equally weighted, company-wide performance criteria: (1) diluted net earnings per share from continuing operations ("Diluted EPS"); (2) net operating margin percentage ("NOP Margin"); (3) net sales; and (4) return on invested capital ("ROIC"). The chart below shows the threshold, target and maximum for each criteria making up the Corporate Multiplier as well as the results for fiscal 2012. As performance exceeded the maximum levels for three of the four measures, the payout factors were at 120% of target for each of Diluted EPS, NOP Margin and ROIC and 119.4% for Net Sales resulting in a Corporate Multiplier of 119.9%. Each executive officer's incentive payment is subject to the Corporate Multiplier.

		Threshold		**Target**		**Maximum**		**Actual Performance**	
	Fiscal 2012 Target (1)	**% of Target**	**Payout (% of Oppty)**	**% of Target**	**Payout (% of Oppty)**	**% of Target**	**Payout (% of Oppty)**	**% of Target**	**Payout (% of Oppty)**
Diluted EPS	$2.04	50%	50%	100%	100%	105.5%	120%	112.2%	120.0%
NOP Margin	14.6%	50%	50%	100%	100%	102.8%	120%	104.7%	120.0%
Net Sales	$9,435.3 million	85%	50%	100%	100%	102.5%	120%	102.4%	119.4%
ROIC	22.1%	50%	50%	100%	100%	103.4%	120%	110.4%	120.0%
Corporate Multiplier									119.9%

(1) Net sales are calculated at budgeted exchange rates at the time the target was set. Measurement of performance is subject to certain automatic adjustments described in this section of the Compensation Discussion and Analysis.

If actual performance is between the target and the maximum (as it was for Net Sales in fiscal 2012) or between the threshold and the target, the payout factor is calculated mathematically using the target level of performance as a base. As an example, for Net Sales, each 1% increase in performance over the target results in an 8% increase in the associated payout factor up to the maximum performance level of 2.5% (or 250 basis points) above target. Target levels of performance for a given fiscal year are determined based on the Company's internal planning and forecasting processes and benchmarked against selected peer companies. The establishment of the performance required to achieve the maximum payout under each measure occurs in a similar manner and is approved by the Compensation Committee.

Business Unit Multiplier. The Business Unit Multiplier works similarly, but is based on various combinations of business criteria at the business unit level, including: (1) net sales; (2) NOP Margin; (3) inventory management; (4) productivity and other cost savings; and (5) other divisional goals. The weighting of the various measures is fixed for each executive officer depending upon his or her position and responsibilities, and discussed further below. As with the Corporate Multiplier, target level performance on all the applicable criteria leads to a Business Unit Multiplier of 100%. If the threshold level of performance is not achieved for any of the applicable criteria, then the Business Unit Multiplier would be zero for that criteria.

For the Business Unit Multiplier, the Global Brands Results and the Regions Results are consolidations of the units of which they are comprised and the Functions Average is a simple average of the six Corporate Functions. For the two Group Presidents, the threshold, target and maximum for each criteria making up the Business Unit Multiplier for their respective units as well as the results for fiscal 2012 are shown in the following table:

		Threshold		Target		Maximum		Actual Performance (1)	
	Fiscal 2012 Target	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)
Net Sales									
Demsey	$5,392.5 million	85%	62.5%	100%	100%	103.0%	125%	103.9%	125.0%
Prouvé	$5,737.5 million	85%	62.5%	100%	100%	103.6%	125%	101.9%	113.5%
NOP Margin									
Demsey	24.5%	85%	62.5%	100%	100%	102.9%	125%	104.4%	125.0%
Prouvé	29.1%	85%	62.5%	100%	100%	102.4%	125%	102.7%	125.0%
Inventory Management – Days to Sell									
Demsey	180	85%	62.5%	100%	100%	105.0%	125%	99.5%	98.9%
Prouvé	97	85%	62.5%	100%	100%	105.0%	125%	112.8%	125.0%
Inventory Management – Weighted Forecast Accuracy									
Demsey	64.2%	95%	62.5%	100%	100%	105.0%	125%	98.3%	95.7%
Prouvé	61.2%	95%	62.5%	100%	100%	105.0%	125%	96.1%	90.2%
Productivity – Employee Costs									
Demsey	$356.6 million	90%	62.5%	100%	100%	103.0%	125%	99.5%	97.9%
Prouvé	$477.3 million	90%	62.5%	100%	100%	103.0%	125%	100.9%	107.8%
Productivity – Employee Costs as % of Net Sales									
Demsey	6.6%	90%	62.5%	100%	100%	105.0%	125%	103.4%	116.8%
Prouvé	8.3%	90%	62.5%	100%	100%	105.0%	125%	102.9%	114.5%

(1) Net sales are calculated at budgeted exchange rates at the time the target was set. Measurement of performance is subject to certain automatic adjustments described in this section of the Compensation Discussion and Analysis.

Where performance exceeded the maximum level the payout factors were at 125% of target. In the case where the actual performance was between the target and the maximum or between the threshold and the target, the payout factor was calculated mathematically using the target level of performance and associated payout as a base.

The Business Unit Multiplier for each Group President and the Executive Vice President and Chief Financial Officer included business unit strategic objectives tied to our long-term strategy. The goals of the plan at the start of fiscal 2012 were to gain share at least 1% ahead of global prestige beauty, derive more than 60% of sales from outside the United States, improve operating margin, increase return on invested capital and reduce inventory days. Each of the three executive officers was assigned goals that accounted for the percentages of his aggregate bonus opportunity target indicated below. These qualitative performance goals were specifically designed to incentivize each Group

President and the Executive Vice President and Chief Financial Officer to accomplish the following objectives in fiscal 2012:

(a) Strategy Alignment and Deployment – weighted 2.5% for the Group Presidents and 5% for the Executive Vice President and Chief Financial Officer – Embrace, support and cascade the corporate strategy throughout the organization, reinforce key messages and while demonstrating "Principles-Based Actions" drive the top priority action items as defined by the strategic plan;

(b) Organization Integration, Capabilities Building and Talent Development – weighted 5% for the Group Presidents and 10% for the Executive Vice President and Chief Financial Officer – Through leadership and effective management of employees, support and deploy the new organization design to enhance integration, collaboration and efficiency and to leverage best practices, promote and motivate key talent to develop the key capabilities needed to operate successfully by leveraging and implementing the Talent Development Program;

(c) Business Transformation – weighted 5% for the Group Presidents and 10% for the Executive Vice President and Chief Financial Officer – Demonstrate leadership in supporting the strategic modernization initiatives and other business transformation processes; and

(d) Fiscal 2012 Priority for Business Unit/Function – weighted 7.5% for the Group Presidents and 10% for the Executive Vice President and Chief Financial Officer – Define uniquely relevant strategies with cascading choices for the particular business unit or function that are consistent with the Fiscal 2013 strategic plan.

After the end of fiscal 2012, the Executive Chairman, President and Chief Executive Officer and Executive Vice President – Global Human Resources, with appropriate input from other employees of the Company, reviewed the actions taken by each Group President and the Executive Vice President and Chief Financial Officer and, based on those achievements, recommended the payout percentages shown in the table below (with a maximum of 125%). The assessment of these achievements and related payouts were confirmed by the Compensation Committee in its business judgment.

EAIP Payout Percentage. The product of the Business Unit Multiplier and the Corporate Multiplier result in the EAIP payout percentage. Payout percentages can range between zero and 150% of target. If all performance was at target level, then the payout to the executive officer would be 100% of his or her target payout. If all performance was at the threshold level, then the payout to the executive officer would equal 31.25% of his or her target payout. If performance was below threshold on all the criteria that went into the Corporate Multiplier or the Business Unit Multiplier, then there would be no payout to the executive officer. If performance was at or above maximum performance levels on all performance criteria, then the payout to the executive officer would equal 150% of his or her target payout. As noted, the weightings of the various criteria for an executive officer's Business Unit Multiplier depend upon the executive officer's position and responsibilities as shown in the calculation of the Business Unit multiplier below. The overall brand and region performance is a consolidation of the performance on the financial criteria discussed above of the relevant brands or geographies.

For each Named Executive Officer, the calculation of his "EAIP Payout %," including both his Business Unit Multiplier (weighted accordingly) and the Corporate Multiplier is as follows:

	William P. Lauder		**Fabrizio Freda**		**John Demsey**		**Cedric Prouvé**		**Richard W. Kunes**	
	% of Oppty (at Target)	**Actual (weighted payout %)**	**% of Oppty (at Target)**	**Actual (weighted payout %)**	**% of Target**	**Actual (weighted payout %)**	**% of Target**	**Actual (weighted payout %)**	**% of Target**	**Actual (weighted payout %)**
Global Brands Results	60%	115.8%	60%	115.8%	10%	115.8%	10%	115.8%	35%	115.8%
Regions Results	30%	116.3%	30%	116.3%	5%	116.3%	5%	116.3%	15%	116.3%
Functions Average	10%	117.2%	10%	117.2%	5%	117.2%	5%	117.2%	10%	117.2%
Business Unit Strategic Objectives					20%	115.5%	20%	113.1%	30%	114.2%
Division Net Sales (1)					20%	125.0%	20%	113.5%		
Division NOP Margin (1)					20%	125.0%	20%	125.0%		
Inventory Management					10%	94.6%	10%	99.8%		
Productivity					10%	116.2%	10%	118.1%	10%	123.4%
Business Unit Multiplier (a)	100%	116.1%	100%	116.1%	100%	117.4%	100%	115.4%	100%	116.3%
Corporate Multiplier (b)		119.9%		119.9%		119.9%		119.9%		119.9%
EAIP Payout % (a) x (b)		**139.1%**		**139.1%**		**140.8%**		**138.3%**		**139.4%**

(1) Net sales are calculated at budgeted exchange rates at the time the target was set. Measurement of performance is subject to certain automatic adjustments described in this section of the Compensation Discussion and Analysis.

For more information about the potential bonus opportunities of our Named Executive Officers for fiscal 2012 and the actual payouts made in respect of fiscal 2012 performance, see "Grants of Plan-Based Awards in Fiscal 2012" and "Summary Compensation Table."

Long-Term Equity-Based Compensation

General. We consider equity-based compensation awarded under our Amended and Restated Fiscal 2002 Share Incentive Plan to be of key importance in aligning executives with our long-term goals and rewarding them for performance. The awards also provide an incentive for continued employment with us. Each year since fiscal 2006, we have granted to certain executive officers a combination of stock options, RSUs and PSUs. However, since fiscal 2000, no grants of any equity-based compensation have been made to Leonard A. Lauder or Ronald S. Lauder. The Stock Plan Subcommittee typically makes equity-based compensation awards to our executive officers at its regularly scheduled meeting during the first quarter of the fiscal year. There is no relationship between the timing of the granting of equity-based awards and our release of material non-public information.

The target and actual amounts and allocation of equity-based compensation granted to the named executive officers reflect the business judgment of the Stock Plan Subcommittee after consultation with its executive compensation consultant and our senior management. As with each other element of compensation, and compensation overall, the Stock Plan Subcommittee (or the Compensation Committee for non-equity-based compensation), its executive compensation consultant, and management and its consultant, take into account the level of responsibility of the particular executive officer, recent performance and expected future contributions of the executive officer, internal pay equity and competitive practice. They also consider applicable employment agreements and our desire to shift toward more equity-based compensation as a percentage of the total mix of compensation.

While the Subcommittee and our senior management review the components of total direct compensation with the assistance of their consultants, they first analyze, for each type of position in the executive officer group, total direct compensation to gauge the extent to which it is broadly aligned with that of our executive compensation peer group. The Subcommittee and our senior management then review the elements of compensation (i.e. base salary, annual cash incentive bonus opportunities and long-term equity-based compensation opportunities) and determine a mix of these elements as a percentage of total direct compensation that is performance-oriented and reasonable when compared with the peer group given our belief that executive officers should have a greater percentage of their compensation in the form of variable shorter and longer-termed incentive compensation. The equity-based elements also serve as a retention mechanism and to help executive officers acquire sufficient shares of Class A Common Stock to satisfy the executive stock ownership guidelines.

The allocation among the different types of awards in fiscal 2012 – approximately 50% stock options, 25% PSUs (at target level) and 25% RSUs – reflects, in the business judgment of the Subcommittee, a balance among motivating the executive officers, rewarding performance, mitigating risk and helping the executive officers increase their equity ownership.

No specific weightings were used to determine the specific amounts or the total mix of the equity-based compensation. As with the amount of equity-based compensation granted, the allocation amongst the alternative equity-based compensation elements are compared with practices of the peer group companies (noted below) to make sure they are competitive and appropriate.

Stock Options. Stock options typically represent about 50% of the grant date value of the equity-based compensation granted to such executive officers. We believe that stock options are performance-based because the exercise price is equal to the closing price of the underlying Class A Common Stock on the date the option is granted. Despite the value attributed on the date of grant for accounting purposes, value is realized by the executive officer only to the extent that the stock price exceeds such price during the period in which the executive officer is entitled to exercise the options and he or she exercises them. The ability to exercise the options is limited by our "Policy on Avoidance of Insider Trading" described below. Options granted to our executive officers generally become exercisable in equal installments approximately 16 months, 28 months and 40 months after the date of grant.

Performance Share Units. We have granted PSUs to certain of our executive officers. PSUs typically represent approximately 25% of the grant date value of the equity-based compensation granted to such executive officers. The PSUs are generally rights to receive shares of our Class A Common Stock if certain company-wide performance criteria are achieved during a three-year performance period. PSUs are expressed in terms of opportunities. Each opportunity is based on particular business criteria that are considered important in achieving our overall financial goals. The Stock Plan Subcommittee approves the performance target for each opportunity during the first quarter of the three-year performance period. The long-range plan is determined based on our internal planning and forecasting processes and benchmarked against selected peer companies. Each opportunity is expressed in shares to be paid out if performance equals 100% of the target. PSUs are accompanied by dividend equivalents that are paid in cash. Assuming shares are paid out on a PSU, the cash amount paid to the executive officer is equal to the dividends paid per share over the performance period times the number of shares paid out.

The aggregate amount of a PSU represents the aggregate payout if the performance of all opportunities equal 100% of the related target performances. An above-target payout can be achieved under a particular opportunity if the performance associated with such opportunity exceeds 100% of the target up to a maximum set by the Stock Plan Subcommittee. A payout for performance below target may be made provided a significant portion of the target has been achieved. Failure to achieve the pre-established minimum threshold amount would result in no payout being made under the opportunity. Measurement of performance is subject to certain automatic adjustments, such as changes in accounting principles, the impact of discontinued operations and non-recurring income or expenses. Such automatic adjustments include unplanned impact of foreign currency changes and returns and charges associated with restructuring activities. The targets for the PSU opportunities and corresponding payouts for PSUs granted in fiscal 2010 for the three-year period ended June 30, 2012 were based on compound annual growth rates ("CAGR") in company-wide net sales, Diluted EPS and ROIC as follows:

	Fiscal 2010 through Fiscal 2012	Threshold		Target		Maximum		Actual Performance	
	Target(1)	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)
Net Sales (CAGR) (1)	3.6%	90%	50%	100%	100%	110%	150%	115.5%	150%
Diluted EPS (CAGR)	23.5%	85%	50%	100%	100%	115%	150%	171.4%	150%
ROIC (CAGR)	16.8%	85%	50%	100%	100%	115%	150%	141.9%	150%

(1) Net sales are calculated at budgeted exchange rates at the time the target was set. Measurement of performance is subject to certain automatic adjustments described in this section of the Compensation Discussion and Analysis.

Each 1% increase in performance over the threshold results in a 5% increase in associated payout for Net Sales and a 3⅓% increase in associated payout for Diluted EPS and ROIC up to the target performance levels and associated payouts. For the PSUs that were paid out after the end of fiscal 2012, all three exceeded the level for maximum payout.

The targets for the PSU opportunities and corresponding payouts for PSUs granted in fiscal 2012 for the three-year period ending June 30, 2014 are based on CAGR in company-wide net sales, Diluted EPS and ROIC, weighted equally, as follows:

	Fiscal 2012 through Fiscal 2014	Threshold (2)		Target		Maximum	
	Target (1)	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)
Net Sales (CAGR) (1)	6.5%	90%	50%	100%	100%	104.4%	150%
Diluted EPS (CAGR)	10.5%	85%	50%	100%	100%	113.2%	150%
ROIC (CAGR) (3)	(1.7%)	85%	50%	100%	100%	108.1%	150%

(1) Net sales are calculated at budgeted exchange rates at the time the target was set. Measurement of performance is subject to certain automatic adjustments described in this section of the Compensation Discussion and Analysis.

(2) Payouts for an opportunity only will be made if performance exceeds the pre-established minimum threshold for such opportunity.

(3) Target ROIC decrease of 1.7% reflects plans for additional capital investments to be made during the three-year period.

The goals above were based on the long-term strategic plan and the conditions that existed at the start of fiscal 2012. We believe the targets when they were set were reasonably aggressive.

Restricted Stock Units. RSUs are the right to receive shares of our Class A Common Stock over a period of time and typically represent approximately 25% of the grant date value of the equity-based compensation granted to our executive officers. RSUs are granted to executive officers to serve as a retention mechanism and to help them build their equity ownership in the Company. RSUs are also intended to help executive officers acquire sufficient shares of Class A Common Stock to satisfy the executive stock ownership guidelines introduced in fiscal 2007 and increased in fiscal 2012. RSUs are accompanied by dividend equivalents that are paid in cash. At the time an RSU vests, the cash amount paid to the executive officer is equal to the dividends paid per share between the grant date and the vesting date times the number of shares paid out.

The RSUs granted to executive officers in fiscal 2012 generally vest ratably in thirds on October 31, 2012, October 31, 2013 and October 31, 2014.

Equity-Based Compensation Granted in Fiscal 2012. As stated above, target award levels and actual grants of equity made to executive officers are determined by taking into account many factors. One of those factors is an assessment of recent performance and expected future contributions. For the Executive Chairman and the President and Chief Executive Officer, this determination is made by the Stock Plan Subcommittee; for the remaining executive officers, a recommendation is made by the executive officer's immediate manager, but the actual grant is approved by the Stock Plan Subcommittee. The resulting equity grant percentages are shown in the table below and were applied to the fiscal 2012 target equity award levels to arrive at the actual fiscal 2012 equity awards.

Named Executive Officer	Fiscal 2012 Equity Grant %
William P. Lauder	143.3%
Fabrizio Freda	132.3%
John Demsey	123.9%
Cedric Prouvé	118.6%
Richard W. Kunes	119.4%

For more information about the actual equity grants made to our Named Executive Officers for fiscal 2012, see "Grants of Plan-Based Awards in Fiscal 2012" and "Summary Compensation Table."

Peer Group and Compensation Consultant

We consider the compensation practices of a peer group of companies for the purpose of determining the competitiveness of our total compensation and various elements, but we do not target a specific percentile. We believe the peer group reflects the market in which we compete for executive talent. The Committee refers to the peer group data when considering compensation levels and the allocation of compensation elements for executive officers. Except as noted below, the peer group used for compensation in fiscal 2012 was last revised in fiscal 2010 and includes:

- Avon Products
- Clorox Co.
- Colgate-Palmolive
- Elizabeth Arden
- Gap
- International Flavors & Fragrances
- Johnson & Johnson
- Limited Brands
- PepsiCo
- Polo Ralph Lauren
- Procter & Gamble
- Revlon
- Starbucks
- Tiffany & Co.

Alberto Culver, previously included in the peer group, is now owned by Unilever.

The Compensation Committee has engaged Compensation Advisory Partners ("CAP") as its consultant for executive compensation purposes. The consultants from CAP report directly to the Compensation Committee and work with both the Committee (including the Subcommittee) and management to, among other things, provide advice regarding compensation structures in general and competitive compensation data. They also review for the Committee and/or Subcommittee information prepared by management. All of the decisions with respect to determining the amount or form of executive compensation under the Company's executive compensation programs are made by the Committee or Subcommittee alone and may reflect factors and considerations other than the information and advice provided by the consultants. No other services were provided by CAP to the Compensation Committee or to management.

In order to supplement its internal resources and to help the Committee and Subcommittee as necessary, the Company has engaged a separate consultant, Towers Watson, to assist with compensation matters in general and with executive compensation as well.

Role of Executive Officers

As noted above, executive compensation is set by the Compensation Committee and Stock Plan Subcommittee. In performing this function, the Committee and Subcommittee rely on the Executive Chairman, President and Chief Executive Officer and the Executive Vice President – Global Human Resources (the "EVP HR") to provide information regarding the executive officers, the executive officers' roles and responsibilities and the general performance of the Company, the executive officers and the various business units that they manage. The three executive officers providing support take directions from and bring suggestions to the Compensation Committee and Stock Plan Subcommittee. They suggest performance measures and targets for each of the executive officers under the EAIP and for PSUs. They also make suggestions regarding terms of employment agreements. The final decisions regarding salaries, bonuses (including measures, targets and amounts to be paid), equity grants and other compensation matters related to executive officers are made by the Compensation Committee or Stock Plan Subcommittee, as the case may be. The EVP HR and her staff work with the Executive Vice President and General Counsel and her staff as well as CAP, Towers Watson and outside counsel in this context.

Other Benefits and Perquisites

Benefits. We determine benefits for executive officers by the same criteria applicable to the general employee population in the location where the executive officer is situated except as noted below. In general, benefits are designed to provide protection to the executive and/or his or her family in the event of illness, disability or death and to provide reasonable levels of income upon retirement. The benefits are important in attracting and retaining employees and to alleviate distractions that may arise relating to health care, retirement and similar issues. Executive officers are entitled to the following two benefits that are not generally available to the general population: (a) supplemental executive life insurance with a face amount of $5 million ($10 million for Mr. Freda) and (b) company-paid medical reimbursement. For costs associated with such programs, see Note 7 to the "Summary Compensation Table" below.

Perquisites. We provide limited perquisites to our executive officers. The perquisites include (a) an annual perquisite allowance of $20,000 for the Executive Chairman and the President and Chief Executive Officer and $15,000 for the other executive officers (other than the Lauders), (b) personal use of a company car (or cash in lieu of a company car), (c) financial counseling costs up to $5,000 per year, and (d) spousal travel. On occasion, we will provide expense reimbursements relating to relocations. We believe these perquisites help to attract and retain executive officers and are more cost-effective to us than providing additional salary to the executive officers because the perquisite amounts are not included in calculating pension benefits.

Post-Termination Compensation

Retirement Plans. We provide retirement benefits to our employees in the United States, which cover the named executive officers, under the Estée Lauder Companies Retirement Growth Account

Plan (the "RGA Plan"), the related Estée Lauder Inc. Benefits Restoration Plan (the "Restoration Plan"), and the Estée Lauder Companies 401(k) Savings Plan. Executive officers who have worked for our subsidiaries outside the United States may also be covered under plans covering such employees. As with other benefits, the retirement plans are intended to enable us to attract and retain employees. The plans provide employees, including the executive officers, with an opportunity to plan for future financial needs during retirement. For a more detailed discussion on the retirement plans, see "Pension Benefits."

In addition, certain executive officers, such as Mr. Freda, who joined us mid-career or who forfeited certain retirement benefits from their former employers to join us, have been provided with non-qualified supplemental pension arrangements.

Deferred Compensation. We currently allow executive officers to defer a portion of their base salary and annual bonus. Under the terms of their employment agreements and the EAIP, each of the Named Executive Officers may elect to defer all or part of his incentive bonus compensation, subject to the requirements of Section 409A of the Internal Revenue Code ("Section 409A"). The ability to defer is provided to participating executive officers as a way to assist them in saving for future financial needs with relatively little cost to us. The amounts deferred are a general obligation of ours and the cash that is not paid currently may be used by us for our general corporate purposes. For a more detailed discussion on deferred compensation, see the "Nonqualified Deferred Compensation in Fiscal 2012 and at June 30, 2012" table and the accompanying narrative below.

Potential Payments upon Termination of Employment. As discussed in more detail under "Potential Payments upon Termination of Employment or Change of Control" beginning on page 71, the Named Executive Officers' employment agreements provide for certain payments and other benefits in the event their employment is terminated under certain circumstances, such as disability, death, termination by us without cause, termination by us for material breach and non-renewals of their employment arrangement, or termination by the executive officer for "good reason" following a "change of control."

In view of the Lauder family's ownership of shares with over 86% of the voting power, they have the ability to determine whether our company will undergo a "change of control." In order to protect the interests of the executive officers and to keep them involved and motivated during any process that may result in a "change of control," certain of our outstanding equity compensation agreements contain provisions that accelerate vesting or may accelerate exercisability of equity-based awards upon a "change of control." However, under our employment agreements with our executive officers and in stock option and RSU Agreements for grants made in fiscal 2012, the executive officers will receive severance benefits (or acceleration of benefits) after a "change of control" only if we terminate the executive officer or the executive officer terminates his or her employment for "good reason."

We place great value on the long-term commitment that many executive officers have made to us. In addition to recognizing the service they have provided during their tenure, we attempt to motivate them to act in a manner that will provide longer-term benefits to us even as they approach retirement. In this regard, stock options, RSUs and PSUs granted to executive officers who are retirement-eligible contain provisions that allow the executive officers to continue to participate in the longer-term success of the business following retirement. For example, stock options become immediately exercisable upon retirement and are exercisable for the remainder of their ten-year terms. In addition, to the extent the performance is achieved, a retiree's PSUs will vest in accordance with the original vesting schedule.

The Amended and Restated Fiscal 2002 Share Incentive Plan provides for forfeiture of awards in the event that after termination of employment a participant (which includes individuals who are not executive officers) competes with or otherwise conducts herself or himself in a manner adversely affecting the Company.

Tax Compliance Policy

We are aware of the limitations on deductibility for income tax purposes of certain compensation in excess of $1 million per year paid to our most highly compensated executive officers under Section 162(m). While significant portions of the compensation program as it applied to such persons in fiscal 2012 were generally designed to take advantage of exceptions to Section 162(m), such as the "performance-based" exception for annual bonuses, PSUs, MSUs and stock options, certain non-deductible compensation, such as the RSUs, was authorized.

Tax and Accounting Implications of Each Form of Compensation

Salary is expensed when earned. Amounts are tax deductible, except for certain annual payments over $1 million to the President and Chief Executive Officer and the three highest paid executive officers other than the President and Chief Executive Officer (collectively, the "Covered Executives").

Annual bonuses under the EAIP are expensed during the year in which performance is being measured. Bonuses paid out under the EAIP are tax deductible.

Stock options are expensed at grant date fair value over the requisite service period. Outstanding options have been granted pursuant to stockholder-approved plans, and should therefore be deductible for tax purposes under Section 162(m). The deduction is taken by us in the tax year in which the option is exercised and the deductible amount per share is equal to the spread between the option exercise price and the price of the stock at the time of exercise.

PSUs are expensed at grant date fair value over the applicable performance period. Outstanding PSUs have been granted pursuant to a stockholder-approved plan, and should therefore be deductible for income tax purposes under Section 162(m). Tax deductions for PSUs are taken in the fiscal year in which the PSUs are paid out. The deductible amount equals the aggregate value of the shares and dividend equivalents paid on the day of payout.

RSUs are expensed at grant date fair value over the requisite service period. RSUs are tax deductible in the tax year when the shares are paid out except when payouts are made to a person who is a Covered Executive at the time of payout to the extent such Covered Executive's compensation exceeds the Section 162(m) limitations. Non-deductible RSUs were paid out in fiscal 2012. For RSUs that are deductible, the deductible amount equals the aggregate value of the shares and dividend equivalents paid on the day of payout, subject to the 162(m) limitations.

The MSU is expensed at grant date fair value over the applicable performance period. The MSU has been granted pursuant to a stockholder-approved plan, and should therefore be deductible for income tax purposes under Section 162(m). The deductible amount equals the aggregate value of the shares and dividend equivalents paid on the day of payout.

Executive Stock Ownership Guidelines

In fiscal 2012, we revised our stock ownership guidelines for executive officers to increase the amount of shares to be owned in order to further align their interests with those of our stockholders. Each executive officer in office prior to January 1, 2012, has three years to meet his or her target increase. Targets are tiered depending on an executive officer's position and are expressed as multiples of annual salary: 5 times (was 2.5) for the Executive Chairman and the President and Chief Executive Officer; 3 times (was 1.5) for Group Presidents, 3 times (was 1.0) for the Executive Vice President and Chief Financial Officer and 2.0 times (was 1.0) for other executive officers. A person who became, or who becomes, an executive officer after January 1, 2012 has five years to meet the targets. As of June 30, 2012, all executive officers owned shares (including RSUs) that exceed the guidelines applicable to them. Shares held directly by the executive officer or by his or her family members or in controlled entities and unvested RSUs are included in determining the value of the shares held.

Policy on Avoidance of Insider Trading

Our executive officers, as well as members of our Board of Directors, and employees at senior levels and in sensitive areas throughout our organization, are subject to our policy on avoidance of insider trading. Under this policy, such people are prohibited from buying or selling shares of our stock during regular and special blackout periods. This also applies to the exercise of stock options and sale of the underlying shares. Moreover, prior to any trade, executive officers, directors and such employees must obtain preclearance from our Legal Department.

We do not restrict pledges of securities but require that pledges of securities be precleared by our Legal Department. While shares of our stock held in brokerage margin accounts can be considered to be "pledged," we do not consider margin accounts to be subject to our preclearance policy.

Recoupment Policy

Annual and long-term incentive compensation (whether in the form of stock options or paid or payable in cash or equity), RSUs, PSUs and MSUs awarded to executive officers are subject to an executive compensation Recoupment policy, also known as a "clawback." Under the policy, recoupment would apply in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the applicable securities laws. Recoupment would apply to any current or former executive officer who received incentive compensation within the three-year period prior to the restatement and the amount to be recouped would be the amount in excess of what the executive officer would have been paid under the restatement.

Compensation Committee and Stock Plan Subcommittee Report

The Compensation Committee and the Stock Plan Subcommittee have reviewed and discussed with management the foregoing Compensation Discussion and Analysis in this Proxy Statement on Schedule 14A. Based on such review and discussions, the Compensation Committee and the Stock Plan Subcommittee have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended June 30, 2012.

Compensation Committee

Richard D. Parsons (Chair)
Rose Marie Bravo
Paul J. Fribourg
Barry S. Sternlicht

Stock Plan Subcommittee

Rose Marie Bravo
Paul J. Fribourg
Barry S. Sternlicht

Summary Compensation Table

The following table, footnotes and narratives describe the compensation during the past three fiscal years for (a) our Chief Executive Officer, (b) our Chief Financial Officer and (c) our three other most highly compensated executive officers in our fiscal year ended June 30, 2012 ("fiscal 2012"). The fiscal year ended June 30, 2011 is referred to as "fiscal 2011" and the fiscal year ended June 30, 2010 is referred to as "fiscal 2010."

Name and Principal Position (1)	Year	Salary ($)	Bonus ($)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
William P. Lauder,	2012	$1,500,000	$0	$ 1,615,780	$1,249,924	$4,174,150	$856,447	$181,014	$9,577,315
Executive Chairman	2011	1,500,000	0	1,263,234	1,250,009	3,801,000	291,340	87,586	8,193,169
	2010	1,500,000	0	1,825,000	978,718	3,648,950	470,977	65,514	8,489,159
Fabrizio Freda (2),	2012	1,750,000	0	3,490,631	3,125,033	4,522,000	561,546	150,027	13,599,237
President and Chief	2011	1,500,000	0	13,080,190	2,499,998	3,801,000	494,220	91,636	21,467,044
Executive Officer	2010	1,500,000	0	6,687,527	1,957,447	3,648,950	496,243	81,875	14,372,042
John Demsey,	2012	1,000,000	0	2,007,478	1,772,850	3,378,200	478,630	51,595	8,688,753
Group President	2011	1,000,000	0	1,663,417	1,646,002	2,940,550	215,184	58,550	7,523,703
	2010	1,000,000	0	1,041,647	745,200	2,671,900	272,497	50,014	5,781,258
Cedric Prouvé,	2012	1,000,000	0	1,825,177	1,674,096	2,903,850	396,740	49,833	7,849,696
Group President-	2011	1,000,000	0	1,536,987	1,520,892	2,322,250	157,293	363,324	6,900,746
International	2010	1,000,000	0	928,651	745,200	2,076,000	200,853	348,825	5,299,529
Richard W. Kunes,	2012	870,000	0	1,576,905	1,527,511	1,048,150	229,488	57,228	5,309,282
Executive Vice	2011	870,000	0	1,453,875	1,438,701	962,900	122,610	49,553	4,897,639
President and Chief	2010	870,000	0	813,122	662,400	927,600	160,416	45,908	3,479,446
Financial Officer									

(1) Mr. Kunes was Executive Vice President and Chief Financial Officer until August 20, 2012. He is currently Executive Vice President, Senior Advisor to the President and Chief Executive Officer and expects to remain in that position until his retirement on June 30, 2013. On August 20, 2012, Tracey T. Travis became Executive Vice President and Chief Financial Officer.

(2) Stock awards for Mr. Freda in each year reflect annual grants of RSUs and PSUs, as well as an additional grant of RSUs valued at $4,000,000 that vested in thirds through July 1, 2012 that was made to him at the start of fiscal 2010, when he became President and Chief Executive Officer, and the grant of the MSU, valued at $10,553,722 at the time of grant (as described below), that was made to him in connection with the renewal of his employment agreement on February 9, 2011. Each of these grants (as well as other RSUs and PSUs generally) will be earned by Mr. Freda over multiple fiscal years. See Note 3 below. If one were to allocate and view the amounts expensed for accounting purposes for the additional RSU and the MSU in the fiscal years expensed, then the amount of "Stock Awards" and "Total" compensation for Mr. Freda would be as follows:

Year	Stock Awards ($)(a)	Total ($)(a)
2012	$7,023,969	$17,132,575
2011	4,924,618	13,311,472
2010	5,131,971	12,816,486

(a) The amount to be expensed for accounting purposes for the MSU in each of fiscal 2013 and 2014 is $3,088,894.

(3) Amounts represent the aggregate grant date fair value of RSUs, PSUs and the MSU granted in the respective fiscal year computed in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 718, Compensation – Stock Compensation ("FASB ASC Topic 718"). Amounts shown relating to RSUs and PSUs disregard estimates of forfeitures related to service-based vesting conditions and were calculated based on the closing price of our Class A Common Stock on the NYSE on the date of grant (as adjusted for the two-for-one stock split that was effective January 20, 2012). The prices (similarly adjusted for the stock split) were $16.75 on July 1, 2009, $17.00 on September 2, 2009, $16.84 on September 3, 2009, $29.04 on September 1, 2010 and $49.085 on September 1, 2011. For PSUs, the amount included was calculated based on the probable (e.g., likely) outcome with respect to satisfaction of the performance conditions at the date of grant, which is the target payout, consistent with the recognition criteria in FASB ASC Topic 718 (excluding the effect of estimated forfeitures). The maximum potential value of PSUs (assuming the grant date stock price) awarded at the date of grant for fiscal 2012, 2011 and 2010, respectively, were as follows: Mr. Lauder $937,573, $957,352, and $750,006; Mr. Freda $2,343,711, $1,914,705 and $1,500,012; Mr. Demsey $1,329,565, $1,260,634 and $597,890; Mr. Prouvé $1,255,643, $1,164,819 and $597,890; and Mr. Kunes $1,145,644, $1,101,832 and, $531,488. The payout of PSUs could be as low as zero depending on performance over the relevant period and the value of any payout will depend on the stock price at the time of payout. For a description of the performance criteria applicable to the PSUs, see "Compensation Discussion and Analysis – Elements of Compensation; Allocation – Long-Term Equity-Based Compensation – Performance Share Units." For Mr. Freda, the amount shown for fiscal 2011 also includes the grant date fair value of the MSU granted to him on February 9, 2011 of $10,553,722. The grant date fair value was calculated using a lattice model with a Monte Carlo simulation with the following assumptions: contractual life of 41 months, a weighted-average expected volatility of 29%, a weighted-average risk-free interest rate of 1.6% and a weighted-average dividend yield of 1.0%. The expected stock price volatility assumption is a combination of both current and historical implied volatilities from options on the underlying stock at the time of grant. The implied volatilities were obtained from publicly available data sources. The expected life is equal to the contractual term of the grant. The average risk-free interest rate is based on the U.S. Treasury strip rates over the contractual term of the grant and the average dividend yield is based on historical experience. The payout of the MSU could be as low as zero depending upon stock price or performance during the applicable period in 2014 and the value of any payout will depend upon the stock price at the time of payout. See "Employment Agreements – Fabrizio Freda."

(4) Amounts represent aggregate grant date fair value of stock options granted in the respective fiscal year to the Named Executive Officers computed in accordance with FASB ASC Topic 718. Amounts shown disregard estimates of forfeitures related to service-based vesting conditions. The fair values of stock options granted were calculated using the Black-Scholes options pricing model based on the following assumptions:

Date of Grant	Expected Volatility	Expected Term to Exercise	Dividend Yield	Risk-Free Interest Rate
Sep. 1, 2011	34%	9	1.0%	2.0%
Sep. 1, 2010	30%	9	1.1%	2.4%
Sep. 2, 2009	30%	9	2.0%	3.3%

The expected volatility assumption is a combination of both current and historical implied volatilities of the underlying stock. The implied volatilities were obtained from publicly available data sources. See "Grants of Plan-Based Awards in Fiscal 2012" for information about option awards granted in fiscal 2012 and "Outstanding Equity Awards at June 30, 2012" for information with respect to options outstanding at June 30, 2012. The actual value, if any, realized by an executive officer from any option will depend on the extent to which the market value of our Class A Common Stock exceeds the exercise price of the option on the date the option is exercised. Accordingly, there is no assurance that the value realized by an executive officer will be at or near the amounts set forth in the table. These amounts should not be used to predict stock performance.

(5) The amounts represent incentive payments made in respect of each fiscal year under our EAIP. See "Grants of Plan-Based Awards in Fiscal 2012" for the potential payouts to which the executive was entitled depending on the outcome of the performance criteria. For a description of the performance criteria, see "Compensation Discussion and Analysis – Elements of Compensation; Allocation – Annual Incentive Bonuses."

(6) The amounts represent the aggregate change in each fiscal year in the actuarial present value of each Named Executive Officer's accumulated pension benefits under the RGA Plan and the Restoration Plan, to the extent the Named Executive Officer participates. There was no above market portion of interest earned during fiscal 2012, 2011 and 2010 on the deferred compensation balances maintained for Messrs. Lauder and Kunes, who are the only Named Executive Officers with such balances. See "Nonqualified Deferred Compensation in Fiscal 2012 and at June 30, 2012" and the related discussion for a description of our deferred compensation arrangements applicable to executive officers. For Mr. Freda, the amount also represents a supplemental deferral intended to replicate pension benefits foregone at his former employer plus earnings on such deferral. See "Pension Benefits" below.

(7) Amounts reported for fiscal 2012, fiscal 2011 and fiscal 2010, respectively, are found in the table below:

Name	Year	Matching 401(k) Savings Plan Contributions Made on Behalf of the Executives	Company-Paid Premiums for Executive Life Insurance	Company-Paid Medical Reimbursement Program	Perquisite Allowance (a)	Financial Counseling (a)	Personal Use of Company Leased Auto or Auto Allowance	Companion or Home Leave Travel	Relocation or Transition Payments
Mr. Lauder . .	2012	$10,000	$18,598	$8,795	$40,000	$10,000	$19,154	$6,579	$0
	2011	9,800	39,652	8,076	20,000	5,000	5,058	0	0
	2010	9,800	44,277	0	0	5,000	6,437	0	0
Mr. Freda . . .	2012	10,000	35,735	8,795	34,600	10,000	16,876	34,021	0
	2011	9,800	15,900	8,076	7,239	5,000	17,068	28,553	0
	2010	0	15,900	0	32,761	5,000	4,400	15,922	7,892
Mr. Demsey . .	2012	10,000	14,300	8,795	15,000	3,500	0	0	0
	2011	9,800	14,300	8,825	15,000	3,500	7,125	0	0
	2010	9,800	14,300	0	15,000	3,500	7,414	0	0
Mr. Prouvé . .	2012	9,800	3,600	8,043	15,000	3,500	3,116	6,774	0
	2011	9,425	3,600	8,068	15,000	3,500	6,431	0	317,300
	2010	9,425	3,600	0	15,000	3,500	0	0	317,300
Mr. Kunes . . .	2012	8,700	15,185	8,043	15,000	5,000	5,300	0	0
	2011	8,700	4,900	8,068	15,000	5,000	7,885	0	0
	2010	9,800	4,900	0	15,000	5,000	11,208	0	0

(a) The perquisite allowance and financial counseling plans are administered on a calendar basis which accounts for the variation in amounts for a particular fiscal year.

In addition to the above, in fiscal 2005, we instituted a flight safety policy, which currently provides that our Chairman Emeritus, our Executive Chairman and our Chief Executive Officer should not fly together for any reason. One effect of the policy was to increase the costs of certain non-business trips for Mr. Lauder. In order to remedy this, we allowed Mr. Lauder to use Company- provided aircraft for non-business trips where it was necessary to comply with the flight safety policy at an incremental cost to us of $67,888 in fiscal 2012. We also make available to our employees, including the Named Executive Officers, the ability to obtain a limited amount of our products for free or at a discount. The incremental cost of the free product program to us did not exceed $1,000 in any fiscal year for any of the Named Executive Officers. The sales of product to employees at a discount are profitable for us.

Employment Agreements

The material terms of each Named Executive Officer's employment agreement are described below:

William P. Lauder. Under his employment agreement effective July 1, 2010, Mr. Lauder is an employee-at-will and he will continue as Executive Chairman until his retirement or other termination of his employment. The agreement provides that his base salary and bonus opportunities will be set by the Compensation Committee and that his equity grants are to be determined by the Stock Plan Subcommittee. In addition to benefits generally available to senior executives (e.g., annual perquisite reimbursement under our Executive Perquisite Plan up to $20,000, financial counseling services up to $5,000, and participation in our Executive Automobile Program with an automobile having an acquisition value of $75,000), we provide Mr. Lauder additional executive life insurance with a face amount of $5 million with annual premiums paid by us. Beginning in fiscal 2011, such insurance is provided through a term life insurance policy.

For fiscal 2013, Mr. Lauder's base salary is $1.5 million and his aggregate target incentive bonus opportunities are $3.0 million. In September 2012, he was granted equity-based compensation with an aggregate value of $2,500,000, comprised of stock options in respect of 56,561 shares of Class A Common Stock with an exercise price of $59.78 per share, RSUs in respect of 10,455 shares of Class A Common Stock and PSUs with a target payout of 10,455 shares of Class A Common Stock.

Fabrizio Freda. Under his employment agreement, effective July 1, 2011, Mr. Freda is an employee-at-will, and he will continue as President and Chief Executive Officer until his retirement or other termination of his employment. The agreement provides that his base salary and bonus opportunities will be set by the Compensation Committee and that his equity grants will be determined by the Stock Plan Subcommittee. For fiscal 2012, the Company agreed to recommend to the Stock Plan Subcommittee stock-based awards under the Amended and Restated Fiscal 2002 Share Incentive Plan with a value equivalent at the time of grant of no less than $5 million with such value determined in accordance with procedures generally utilized by the Company for its financial reporting at the time of grant; provided, however, such grant would not exceed or be in respect of more than 1,000,000 shares of Class A Common Stock at target performance (provided that above-target performance payouts on performance-based awards are not subject to that limitation). In addition to benefits generally available to senior executives (e.g., annual perquisite reimbursement under our Executive Perquisite Plan of up to $20,000, financial counseling services up to $5,000, and participation in the Company's Executive Automobile Program with an automobile having an acquisition value of $75,000), we provide Mr. Freda additional executive term life insurance with a face amount of $10 million and travel for his spouse to accompany him on up to two business-related travel itineraries per fiscal year. In addition, Mr. Freda is entitled to an annual supplemental deferral computed by taking the difference between $485,000 and the actual vested annual accruals and contributions made to the Company's qualified and non-qualified pension and qualified retirement savings plans on behalf of the Executive. Such deferrals are credited with interest annually at a rate per annum equal to the Citibank base rate but in no event more than 9%. Mr. Freda will also be reimbursed for relocation costs of his family from New York to Italy in the event of his termination.

For fiscal 2013, Mr. Freda's base salary is $1,750,000 and his aggregate target incentive bonus opportunities are $3.75 million. In September 2012, he was granted equity-based compensation with an aggregate value of $8,125,000, comprised of stock options in respect of 183,822 shares of Class A Common Stock with an exercise price of $59.78 per share, RSUs in respect of 33,979 shares of Class A Common Stock and PSUs with a target payout of 33,979 shares of Class A Common Stock.

On September 24, 2012, we made additional grants of equity-based awards to Mr. Freda in recognition of his leadership and our strong and sustained performance. The grants are intended to provide further incentive for him to remain with us for the next five years and further align his goals with the interests of our stockholders. Except in the event of conditions identified below, no shares will vest prior to June 30, 2015. We granted him PSUs with an aggregate value of $10 million (based on the grant date price times the number of shares, which amount, for accounting purposes is expected to be approximately $11 million) and a target payout of 162,760 shares of Class A Common Stock and RSUs with an aggregate value of $6 million comprised of 97,656 shares that vest and are paid out in thirds on June 30, 2015, 2016 and 2017, assuming continued employment through the relevant date. The PSUs are divided into three tranches with the first having a three-year performance period ending June 30, 2015, the second a four-year performance period ending June 30, 2016 and the third a five-year performance period ending June 30, 2017. The payout of these PSUs depends upon the relative total return to stockholders ("TSR") over the relevant performance period as compared to the companies in the S&P 500 on July 1, 2012 (the "S&P 500 Companies"). As for performance, if during the relevant performance period, (a) our TSR is equal to or greater than the 90th percentile of the TSR of the S&P 500 Companies, then the payout shall be 160% of the target number of shares for that tranche (the "Maximum Shares"), (b) if our TSR is at the 60th percentile, then the payout shall be 100% of the target number of shares for that tranche (the "Target Shares"), (c) if our TSR is at the 40th percentile, then the payout shall be 35% of the target number of shares for that tranche (the "Threshold Shares"), and (d) if our TSR falls below the 40th percentile of the TSR of the S&P 500 Companies then no payment will be made on the PSUs. Percentiles (i) between the 60th percentile and the 90th percentile shall be interpolated on a straight line basis between the Target Shares and the Maximum Shares and (ii) between the 40th percentile and the 60th percentile shall be interpolated on a straight line basis between the Threshold Shares and the Target Shares. If Mr. Freda resigns or is terminated for cause prior to the end of the relevant performance period for any of the PSUs, he will receive no shares. If he dies or becomes disabled prior to the end of the relevant performance period or is terminated without cause after July 1, 2013 and prior to the end of the performance period, then based on plan achievement the number of shares to be paid out will be multiplied by a fraction, the numerator of which will be the number of completed months of service starting with July 2012 and the denominator of which will be the applicable number of months in the full performance period. The PSUs will vest and be paid out upon a "Change in Control" (as defined in the agreement), with performance plan achievement determined by the consideration per share to be received by the holders of the Company's Class A Common Stock relative to the S&P 500 Companies. Potential payouts of the RSUs upon termination of employment or "Change in Control" (as defined in the agreement) are similar to the treatments for RSUs described in "Potential Payments Upon Termination of Employment or Change of Control" below. Dividend equivalents will be paid out in cash in connection with shares that are earned. Shares and cash paid out pursuant to the PSUs and RSUs are subject to applicable tax withholding requirements.

In connection with the renewal of his employment agreement in fiscal 2011, the Stock Plan Subcommittee granted to Mr. Freda the MSU payable in shares of the Company's Class A Common Stock. Such MSU will be paid out depending upon performance of the Class A Common Stock on the New York Stock Exchange during the 20 trading days ending June 30, 2014. If the average closing stock price per share of the Class A Common Stock during that period (the "Average Final Price") equals or exceeds $75.00 per share, then Mr. Freda will receive 320,000 shares of Class A Common Stock. If the Average Final Price is less than $75.00 per share and equal to or greater than $18.75 per share, then

Mr. Freda will receive that number of shares equal to 320,000 times the Average Final Price divided by $75.00. Mr. Freda will receive no shares if the Average Final Price is less than $18.75 per share. If Mr. Freda resigns or is terminated for cause prior to June 30, 2014, he will receive no shares. If Mr. Freda dies or becomes disabled prior to June 30, 2014 or is terminated without cause after February 9, 2012 and prior to June 30, 2014, then the number of shares to be paid out will be multiplied by a fraction, the numerator of which will be the number of completed months of service starting with July 2010 and the denominator of which shall be 48. The MSU will vest and be paid out upon a "Change in Control" (as defined in the agreement), with performance being determined by the consideration per share to be received by the holders of the Company's Class A Common Stock. Dividend equivalents will be paid out in cash in connection with the shares that are earned by Mr. Freda. Shares and cash paid out pursuant to the MSU are subject to applicable tax withholding requirements.

John Demsey. Under his employment agreement effective July 1, 2010, Mr. Demsey is an employee-at-will and he will continue as Group President until his retirement or other termination of his employment. The agreement provides for his base salary and bonus opportunities to be set by the Compensation Committee and that his equity grants will be determined by the Stock Plan Subcommittee. In addition to the benefits generally available to our senior executives (e.g., annual perquisite reimbursement under our Executive Perquisite Plan up to $15,000, financial counseling services up to $5,000, and participation in our Executive Automobile Program with an automobile having an acquisition value of $50,000), we provide Mr. Demsey additional executive term life insurance with a face amount of $5 million with annual premiums to be paid by us.

For fiscal 2013, Mr. Demsey's base salary is $1.0 million and his aggregate target incentive bonus opportunities are $2.5 million. In September 2012, he was granted equity-based compensation with an aggregate value of $4,240,800, comprised of stock options in respect of 95,946 shares of Class A Common Stock with an exercise price of $59.78 per share, RSUs in respect of 17,735 shares of Class A Common Stock and PSUs with a target payout of 17,735 shares of Class A Common Stock.

Cedric Prouvé. Under his employment agreement, effective July 1, 2011, Mr. Prouvé is an employee-at-will and he will continue as Group President – International until his retirement or other termination of his employment. The agreement provides for his base salary and bonus opportunities to be set by the Compensation Committee and that his equity grants will be determined by the Stock Plan Subcommittee. In addition to the benefits generally available to our senior executives (e.g., annual perquisite reimbursement under our Executive Perquisite Plan up to $15,000, financial counseling services up to $5,000, and participation in our Executive Automobile Program with an automobile having an acquisition value of $50,000), we provide Mr. Prouvé additional executive term life insurance with a face amount of $5 million with annual premiums paid by us.

For fiscal 2013, Mr. Prouvé's base salary is $1.0 million and his aggregate target incentive bonus opportunities are $2,170,000 million. In September 2012, he was granted equity-based compensation with an aggregate value of $3,651,200, comprised of stock options in respect of 82,608 shares of Class A Common Stock with an exercise price of $59.78 per share, RSUs in respect of 15,269 shares of Class A Common Stock and PSUs with a target payout of 15,269 shares of Class A Common Stock.

Richard W. Kunes. Under his employment agreement effective July 1, 2009, Mr. Kunes is an employee-at-will. Until August 20, 2012, he served as Executive Vice President and Chief Financial Officer. From such date, until his expected retirement on June 30, 2013, he is serving as Executive Vice President, Senior Advisor to the President and Chief Executive Officer. The agreement provides for his base salary and bonus opportunities to be set by the Compensation Committee and that his equity grants will be determined by the Stock Plan Subcommittee. In addition to the benefits generally available to our senior executives (e.g., annual perquisite reimbursement under our Executive Perquisite Plan up to $15,000, financial counseling services up to $5,000, and participation in our Executive Automobile Program with an automobile having an acquisition value of $50,000), we provide Mr. Kunes additional executive term life insurance with a face amount of $5 million with annual premiums to be paid by us.

For fiscal 2013, Mr. Kunes' base salary is $870,000 and his aggregate target incentive bonus opportunities are $752,000. In September 2012, he was granted equity-based compensation with an aggregate value of $3,044,600, comprised of stock options in respect of 75,284 shares of Class A Common Stock with an exercise price of $59.78 per share, RSUs in respect of 12,733 shares of Class A Common Stock and PSUs with a target payout of 12,733 shares of Class A Common Stock.

Tracey T. Travis. Under her employment agreement, effective August 20, 2012, Ms. Travis is an employee-at-will and will continue as Executive Vice President and Chief Financial Officer until her retirement or other termination of her employment. The agreement provides for a base salary and bonus opportunities to be set by the Compensation Committee and that her equity grants will be determined by the Stock Plan Subcommittee.

For fiscal 2013, her base salary is $825,000 and her aggregate target incentive bonus opportunities are $825,000. In order to induce Ms. Travis to join the Company and to compensate her for equity grants from her previous employer that were forfeited, she was granted equity based compensation with an aggregate value of $2,300,000, comprised of stock options in respect of 52,037 shares of Class A Common Stock with an exercise price of $59.78 per share and RSUs in respect of 19,237 shares of Class A Common Stock. In addition, for fiscal 2013, she was granted equity based compensation with an aggregate value of $2,600,000, comprised of stock options in respect of 58,825 shares of Class A Common Stock with an exercise price of $59.78 per share, RSUs in respect of 10,873 shares of Class A Common Stock and PSUs with a target payout of 10,873 shares of Class A Common Stock.

Each agreement described above provides that the executive may elect to defer all or part of his or her annual incentive bonus compensation in compliance with Section 409A. Each agreement also provides that benefits under the agreement may be modified by the Compensation Committee at any time other than in contemplation of a "Change of Control" (as defined in the agreement) or after a Change of Control. Any such modification shall not be effective until at least two years after such modification is approved by the Compensation Committee.

Each employment agreement also provides that the executive must abide by restrictive covenants relating to non-competition and non-solicitation during his employment and, under certain circumstances, for two years following termination of employment, and non-disclosure relating to our confidential information.

The provisions of the employment agreements relating to termination of employment and payments relating to termination are discussed in "Potential Payments upon Termination of Employment or Change of Control."

Grants of Plan-Based Awards in Fiscal 2012

The following table sets forth information with respect to each award in fiscal 2012 to each Named Executive Officer of plan-based compensation, including bonus opportunities under the EAIP, PSUs, RSUs and options to purchase shares of our Class A Common Stock under the Amended and Restated Fiscal 2002 Share Incentive Plan. The material terms of the bonus opportunities are described in "Compensation Discussion and Analysis – Elements of Compensation; Allocation – Annual Incentive Bonuses" and the material terms of the PSUs are described in "Compensation Discussion and Analysis – Elements of Compensation; Allocation – Long-Term Equity-Based Compensation – Performance Share Units." The material terms of the MSU are described in "Employment Agreements – Fabrizio Freda."

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**(#)(3)**	**(#)(4)**	**($/Sh)**	**($)(5)**
William P. Lauder	N/A	$ 937,500	$3,000,000	$4,500,000							
	9/1/11				6,367	12,734	19,101				$ 625,048
	9/1/11							20,184			990,732
	9/1/11								67,056	$49.085	1,249,924
Fabrizio Freda	N/A	1,015,625	3,250,000	4,875,000							
	9/1/11				15,916	31,832	47,748				1,562,474
	9/1/11							39,282			1,928,157
	9/1/11								167,652	49.085	3,125,033
John Demsey	N/A	750,000	2,400,000	3,600,000							
	9/1/11				9,029	18,058	27,087				886,377
	9/1/11							22,840			1,121,101
	9/1/11								95,110	49.085	1,772,850
Cedric Prouvé	N/A	656,250	2,100,000	3,150,000							
	9/1/11				8,527	17,054	25,581				837,096
	9/1/11							20,130			988,081
	9/1/11								89,812	49.085	1,674,096
Richard W. Kunes	N/A	235,000	752,000	1,125,000							
	9/1/11				7,780	15,560	23,340				763,763
	9/1/11							16,566			813,142
	9/1/11								81,948	49.085	1,527,511

(1) The amounts shown represent the possible aggregate payouts in respect of fiscal 2012 under the EAIP at the "threshold," "target" and "maximum" levels. Actual payouts for fiscal 2012 are disclosed in the Summary Compensation Table in the column "Non-Equity Incentive Plan Compensation." No future payout will be made under this award. Measurement of performance is subject to certain automatic adjustments, such as changes in accounting principles, the impact of discontinued operations and non-recurring income/expenses. For a discussion of the EAIP and the fiscal 2012 payouts, see "Compensation Discussion and Analysis – Elements of Compensation; Allocation – Annual Incentive Bonuses."

(2) The amounts shown represent the number of shares of Class A Common Stock underlying threshold, target and maximum payout of PSUs granted under the Amended and Restated Fiscal 2002 Share Incentive Plan in fiscal 2012. Future payout of such PSUs is generally subject to the

achievement by us of our net sales, Diluted EPS and ROIC cumulative annual growth rate goals for the three-year period ending June 30, 2014. These goals were set in September 2011. Payout generally assumes continued employment and is subject to acceleration upon the occurrence of certain events as described in "Potential Payments Upon Termination of Employment or Change of Control – Effect of Termination on Outstanding Awards Under Equity Plans." For each executive officer, no payout will be made pursuant to the net sales, Diluted EPS, nor ROIC cumulative annual growth rate opportunities unless the threshold for such opportunity is achieved and additional shares shall be paid out if performance exceeds the targeted performance goals. Upon payout, shares will be withheld to cover minimum statutory tax obligations. PSUs are accompanied by dividend equivalent rights that will be payable in cash at the time of payout of the related shares. Measurement of performance is subject to certain automatic adjustments, such as changes in accounting principles, the impact of discontinued operations and non-recurring income/expenses. See "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Equity-Based Compensation – Performance Share Units."

(3) The amounts shown represent the number of shares of Class A Common Stock subject to RSUs granted under the Amended and Restated Fiscal 2002 Share Incentive Plan in fiscal 2012. RSUs granted on September 1, 2011 generally vest ratably in thirds on October 31, 2012, October 31, 2013 and October 31, 2014. Vesting of RSUs is subject to continued employment and subject to acceleration upon the occurrence of certain events as described in "Potential Payments Upon Termination of Employment or Change of Control – Effect of Termination on Outstanding Awards Under Equity Plans." RSUs are subject to restrictions on transfer and forfeiture prior to vesting. Upon payout, shares will be withheld to cover minimum statutory tax obligations. RSUs are accompanied by dividend equivalent rights that will be payable in cash at the time of payout. See "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Equity-Based Compensation – Restricted Stock Units."

(4) The amounts shown represent the number of shares of Class A Common Stock underlying stock options granted under the Amended and Restated Fiscal 2002 Share Incentive Plan in fiscal 2012. The exercise price of the stock options is equal to the closing price of our Class A Common Stock on the date of grant (and under our plan, the exercise price cannot be lower than such closing price). The stock options (i) become exercisable or vest in thirds beginning with the January 1 following the first anniversary of the date of grant and the next two January 1 thereafter, assuming continued employment and subject to acceleration upon the occurrence of certain events as described in "Potential Payments Upon Termination of Employment or Change of Control – Effect of Termination on Outstanding Awards Under Equity Plans" and (ii) expire 10 years from the grant date. Stock options do not have dividend equivalent rights or any voting rights with respect to the shares of Class A common stock underlying the options. See "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Equity-Based Compensation – Stock Options."

(5) The amount shown is the total FASB ASC Topic 718 value of the award on the date of grant and were calculated using assumptions previously described in footnotes (2) and (3) of the Summary Compensation Table. The grant date fair value of PSU awards was calculated assuming the target payout.

Outstanding Equity Awards at June 30, 2012

The following table sets forth information with respect to stock options, RSUs, PSUs and the MSU outstanding on June 30, 2012 under our plans existing at the time of grant for each Named Executive Officer. In the section of the table relating to "Stock Awards" the first, second and third rows set forth RSUs and PSUs granted to the Named Executive Officers (other than Mr. Freda) in September 2009, 2010 and 2011, respectively. For Mr. Freda, the first row represents the RSU grant made to him in July 2009. RSU and PSU grants made to him in September 2009, 2010 and 2011 are reflected in the second, third and fifth rows. The MSU granted to him in February 2011, is reflected on the fourth row. Share amounts, option exercise prices and related information in the table and accompanying notes have been adjusted to reflect the two-for-one stock split of the Class A Common Stock effective January 20, 2012.

	Option Awards (1)					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
William P. Lauder	300,000	0		$17.500	9/26/2015				
	300,000	0		19.780	9/20/2016				
	300,000	0		21.290	9/21/2017				
	300,000	0		26.415	9/11/2018				
	118,202	59,102		17.000	9/2/2019	9,804	$ 542,112	44,118	$ 2,439,505
	41,376	82,756		29.040	9/1/2020	14,348	789,427	32,283	1,776,211
	0	67,056		49.085	9/1/2021	20,184	1,102,955	19,101	1,043,774
Fabrizio Freda	150,000	0		26.415	9/11/2018	79,602	4,401,593		
	236,406	118,204		17.000	9/2/2019	19,608	1,084,224	88,236	4,879,010
	82,754	165,508		29.040	9/1/2020	28,696	1,578,854	64,566	3,552,421
								230,912	12,618,186
	0	167,652		49.085	9/1/2021	39,282	2,146,565	47,748	2,609,189
John Demsey	0	45,000		17.000	9/2/2019	7,816	432,186	35,169	1,944,670
	0	108,972		29.040	9/1/2020	18,894	1,039,548	42,510	2,338,900
	0	95,110		49.085	9/1/2021	22,840	1,248,092	27,087	1,480,169
Cedric Prouvé	0	45,000		17.000	9/2/2019	7,816	432,186	35,169	1,944,670
	50,344	100,688		29.040	9/1/2020	17,458	960,539	39,279	2,161,131
	0	89,812		49.085	9/1/2021	20,130	1,100,004	25,581	1,397,874
Richard W. Kunes	0	40,000		17.000	9/2/2019	6,948	384,190	31,263	1,728,688
	0	95,248		29.040	9/1/2020	16,514	908,600	37,155	2,044,268
	0	81,948		49.085	9/1/2021	16,566	905,249	23,340	1,275,414

(1) Each of the stock options set forth in the table was granted ten years prior to the expiration date. Stock options (i) become exercisable or vest in thirds beginning with the January 1 following the first anniversary of the date of grant and the next two January 1 thereafter, assuming continued employment and subject to acceleration upon the occurrence of certain events as described in

"Potential Payments Upon Termination of Employment or Change of Control-Effect of Termination on Outstanding Awards Under Equity Plans" and (ii) expire ten years from the grant date.

(2) RSUs granted to Mr. Freda on July 1, 2009 generally vest ratably in thirds on July 1, 2010, 2011 and 2012. RSUs granted on September 2, 2009 generally vest ratably in thirds on November 1, 2010, October 31, 2011, and October 31, 2012. RSUs granted on September 1, 2010 generally vest ratably in thirds on October 31, 2011, October 31, 2012, and October 31, 2013. RSUs granted on September 1, 2011 generally vest ratably in thirds on October 31, 2012, October 31, 2013 and October 31, 2014. Vesting of RSUs assumes continued employment and subject to acceleration upon the occurrence of certain events as described in "Potential Payments Upon Termination of Employment or Change of Control-Effect of Termination on Outstanding Awards Under Equity Plans." As of June 30, 2012, the Named Executive Officers had earned dividend equivalents on outstanding unvested RSUs with dollar values as follows: Mr. W. Lauder, $35,030; Mr. Freda, $163,021; Mr. Demsey, $38,179; Mr. Prouvé, 35,464; and Mr. Kunes, $31,724.

(3) The amounts represent the sum of (a) the product of (i) $54.12 (which was the closing price of the Class A Common Stock on June 29, 2012, the last trading day of fiscal 2012) and (ii) the number of shares of Class A Common Stock underlying the RSUs and (b) the dividend equivalents.

(4) The amount of shares represents the maximum level of payout of shares of Class A Common Stock underlying the outstanding PSUs granted in September 2009 (the "fiscal 2010 PSUs"), September 2010 (the "fiscal 2011 PSUs") and September 2011 (the "fiscal 2012 PSUs"). Payouts under the fiscal 2010 PSUs were made in September 2012 at levels reflecting achievement at maximum for all goals. The shares of Class A Common Stock paid out to the Named Executive Officers were as follows: Mr. W. Lauder, 44,118; Mr. Freda, 88,236; Mr. Demsey, 35,169; Mr. Prouvé, 35,169; and Mr. Kunes, 31,263. Each also received a cash payment reflecting dividend equivalents on such shares as follows: Mr. W. Lauder, $51,839; Mr. Freda, $103,677; Mr. Demsey, $41,324; Mr. Prouvé, $41,324; and Mr. Kunes, $36,734. Payouts, if any, under the fiscal 2011 PSUs will be made in early fiscal 2014, assuming the performance criteria are achieved. Payouts, if any, under the fiscal 2012 PSUs will be made in early fiscal 2015, assuming the performance criteria are achieved. As of June 30, 2012, the Named Executive Officers had dividend equivalents on outstanding fiscal 2011 PSUs and fiscal 2012 PSUs at the maximum payout level with dollar values as follows: Mr. W. Lauder, $39,082; Mr. Freda, $83,177; Mr. Demsey, $52,480; Mr. Prouvé, $48,781; and Mr. Kunes, $45,693. The number of shares for Mr. Freda underlying the MSU is the number of shares that would be paid out if the Average Final Price in June 2014 was $54.12 (the closing price of the Class A Common Stock on June 30, 2012), and based on such number of shares, the dividend equivalents on his outstanding MSU would amount to $121,229.

(5) The amounts represent the sum of (a) the product of (i) $54.12 (which was the closing price of the Class A Common Stock on June 29, 2012, the last trading day of fiscal 2012) and (ii) the number of shares of Class A Common Stock underlying the PSUs or that would be paid out under the MSU if $54.12 was the average final price under the MSU and (b) dividend equivalents in respect of such PSUs and the MSU. The PSU amounts are at maximum payout level for each grant. The MSU amount reflects the number of shares of Class A Common Stock that would be paid out if $54.12 was the average final price under the MSU.

Option Exercises and Stock Vested in Fiscal 2012

The following table sets forth as to each Named Executive Officer information on exercises of stock options and vesting of RSUs and PSUs during fiscal 2012, including: (i) the number of shares of Class A Common Stock underlying options exercised in fiscal 2012; (ii) the aggregate dollar value realized upon exercise of such options; (iii) the number of shares of Class A Common Stock received from the vesting of RSUs during fiscal 2012 and payout of PSUs on September 1, 2011; and (iv) the aggregate dollar value realized upon the vesting of RSUs during fiscal 2012 and payout of PSUs on September 1, 2011. Share amounts and option exercise prices in the table and accompanying notes have been adjusted to reflect the two-for-one stock split of the Class A Common Stock effective January 20, 2012.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(3)
William P. Lauder	600,000 (4)	$21,216,000	123,776 (5)	$ 6,126,034 (5)
Fabrizio Freda	200,000 (6)	5,826,965	226,726 (7)	11,161,118 (7)
John Demsey	141,152 (8)	4,655,661	57,634 (9)	2,850,196 (9)
Cedric Prouvé	415,000 (10)	15,115,774	52,220 (11)	2,582,888 (11)
Richard W. Kunes	120,956 (12)	4,507,429	44,466 (13)	2,198,873 (13)

(1) Represents the difference between the closing price of the Class A Common Stock on the exercise date and the exercise price multiplied by the number of shares underlying each option exercised.

(2) Represents the vesting and payout of a portion of the RSUs granted on September 11, 2008, July 1, 2009, September 2, 2009, September 3, 2009, and September 1, 2010. Also represents the vesting and payout on September 1, 2011 of the PSUs granted on September 11, 2008.

(3) Represents the product of the number of shares vested or paid out and the closing price of the Class A Common Stock on the vesting or payout date plus the amount of the dividend equivalent rights attached to the RSUs and PSUs that was payable in cash at the time of the payout of the shares.

(4) The options exercised by Mr. Lauder had an exercise price of $21.55 per share and were granted on August 24, 2004.

(5) Includes 62,476 shares withheld from Mr. Lauder to satisfy taxes at a value of $3,042,441.

(6) The options exercised by Mr. Freda had an exercise price of $26.415 per share and were granted on September 11, 2008.

(7) Includes 112,542 shares withheld from Mr. Freda to satisfy taxes at a value of $5,483,011.

(8) The options exercised by Mr. Demsey had exercise prices ranging from $17.00 to $29.04 per share and included options granted on September 11, 2008, September 2, 2009 and September 1, 2010.

(9) Includes 29,094 shares withheld from Mr. Demsey to satisfy taxes at a value of $1,417,003.

(10) The options exercised by Mr. Prouvé had exercise prices ranging from $17.00 to $26.415 per share and included options granted on September 20, 2006, September 21, 2007, September 11, 2008 and September 2, 2009.

(11) Includes 24,144 shares withheld from Mr. Prouvé to satisfy taxes at a value of $1,175,777.

(12) The options exercised by Mr. Kunes exercise prices ranging from $17.00 to $29.04 per share and include options granted on September 11, 2008, September 2, 2009, and September 1, 2010.

(13) Includes 20,554 shares withheld from Mr. Kunes to satisfy taxes at a value of $1,001,026.

Pension Benefits

We provide retirement benefits to our employees in the United States, including the Named Executive Officers, through qualified and non-qualified defined benefit pension plans. These plans include The Estée Lauder Companies Retirement Growth Account Plan ("RGA Plan") and the Estée Lauder Inc. Benefits Restoration Plan (the "Restoration Plan"), respectively. The non-qualified Restoration Plan provides for pension benefit payments which employees would have received under the RGA Plan if eligible compensation (including deferred salary and bonuses, where the RGA Plan allows) had not been subject to certain compensation limits as dictated by tax laws under ERISA that apply to qualified retirement plans.

Retirement benefits under the plans are the aggregate amount of annual credits (defined as 3, 4 or 5% of total annual compensation, including bonus, with certain items excluded) plus annual interest credits thereon, based on a government index, of not less than 4%. The aggregate amount is payable as a one-time lump sum under both plans or converted to monthly lifetime payments under the RGA Plan.

Executive officers who have worked for our subsidiaries outside the United States may also be covered under Company-sponsored pension plans covering such employees. None of the Named Executive Officers are covered under such plans.

We do not have any policies with respect to granting additional years of credited service except as provided in certain termination provisions as reflected in executive officer employment agreements. Benefits attributable to the additional years of credited service are payable by us pursuant to the terms of applicable employment agreements and are not payable under either the RGA Plan or the Restoration Plan.

In connection with his agreement to join the Company in November 2007 and continued in his current agreement, Mr. Freda is entitled to an annual supplemental deferral computed by taking the difference between $485,000 and the actual vested annual accruals and contributions made to the Company's qualified and non-qualified pension and qualified retirement savings plans on his behalf. Such deferrals are credited with interest as of each June 30 during the term of deferral, compounded annually, at an annual rate equal to the annual rate of interest announced by Citibank N.A. in New York, New York as its base rate in effect on such June 30, but in no event more than 9%.

Set forth in the table below is each Named Executive Officer's years of credited service and the present value of his accumulated benefit under each of the pension plans and executive employment agreements pursuant to which he would be entitled to a retirement benefit, in each case, computed as of the same pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for the fiscal year ended June 30, 2012.

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
William P. Lauder	RGA Plan	26	$ 375,542	$0
	Restoration Plan		2,646,141	0
Fabrizio Freda	RGA Plan	4	31,506	0
	Restoration Plan		379,588	0
	Employment Agreement		1,800,607	0
John Demsey	RGA Plan	21	316,183	0
	Restoration Plan		1,555,985	0
Cedric Prouvé	RGA Plan	19	197,666	0
	Restoration Plan		1,043,864	0
Richard W. Kunes	RGA Plan	26	361,855	0
	Restoration Plan		812,417	0

(1) Service shown is allocation service as of June 30, 2012 and is used to determine the level of annual credits for calendar 2012.

The present values of accumulated benefits reflected in the table above were calculated based on the assumption that the benefits under the pension plans would be payable at the earliest retirement age at which unreduced benefits are payable (age 65). The present values for the RGA Plan also reflect the assumption that 80% of benefits are payable as a one-time lump sum and 20% are payable as lifetime monthly payments. Amounts calculated under the pension formula based on compensation that exceeds IRS limits will be paid under the Restoration Plan and are included in the present values shown in the table above. The present values for the Restoration Plan also reflect the assumption that 100% of the benefits are payable as a one-time lump sum. The present value of accumulated benefits under the RGA and Restoration Plans was calculated using a 3.9% pre-retirement discount rate and RP 2000 mortality table (projected to 2018) for annuities and a 5% discount rate and GAR 1994 mortality table for lump sums, consistent with the assumptions used in the calculation of our benefit obligations as of June 30, 2012, as disclosed in Note 13 to our audited consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended June 30, 2012.

Nonqualified Deferred Compensation in Fiscal 2012 and at June 30, 2012

Set forth in the table below is information about contributions and earnings, if any, credited to the accounts maintained by the Named Executive Officers under nonqualified deferred compensation arrangements and the account balances on June 30, 2012.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(2)
William P. Lauder	–	–	$193,371	–	$6,079,031
Fabrizio Freda	–	–	–	–	–
John Demsey	–	–	–	–	–
Cedric Prouvé	–	–	–	–	–
Richard W. Kunes	–	–	212,280	–	6,673,495

(1) Pursuant to their employment agreements, deferred compensation accounts of the Named Executive Officers who are either required or elect to defer compensation are credited with interest as of each June 30 during the term of deferral, compounded annually, at an annual rate equal to the annual rate of interest announced by Citibank N.A. in New York, New York as its base rate in effect on such June 30, but in no event more than 9%. As of June 30, 2012, the interest rate used for crediting purposes was 3.25% as compared with 120% of the applicable federal rate of 4.87%. As such, there was no interest credited in excess of 120% of the applicable federal rate reflected in the "Aggregate Earnings in Last FY" column above or were reported in the "Summary Compensation Table – Change in Pension Value and Nonqualified Deferred Compensation Earnings."

(2) The "Aggregate Balance at Last FYE" column above includes (i) for Mr. Lauder, salary deferrals from fiscal 2003 through fiscal 2011 as reported in the Summary Compensation Table contained in prior proxy statements in the amount of $3,894,000 and interest thereon of $1,006,111 and the deferral of 50% of his fiscal 2003 bonus as reported in the Summary Compensation Tables contained in prior proxy statements in the amount of $763,500 and interest thereon of $415,420 and (ii) for Mr. Kunes, the deferral of 100% of his fiscal 2000 through fiscal 2010 bonuses as reported in the Summary Compensation Tables contained in prior proxy statements in the amount of $5,096,350 and interest thereon of $1,577,145.

Potential Payments upon Termination of Employment or Change of Control

Events of Termination under the Employment Agreements

We have entered into employment agreements with each of our Named Executive Officers. See "Employment Agreements" above. These agreements provide for certain payments and other benefits if a Named Executive Officer's employment is terminated under circumstances specified in his respective employment agreement, including after a "change of control" of our Company (as defined below). The descriptions below of the termination provisions of the employment agreements are based on the employment agreements as in effect on June 30, 2012.

Termination of Employment Upon Permanent Disability. We may terminate a Named Executive Officer's employment at any time by reason of a "permanent disability" (as defined below), in which event the executive will be entitled to receive:

- any accrued but unpaid salary and other amounts to which he is otherwise entitled prior to the date of termination;
- bonus compensation earned but not paid that relates to any Contract Year (as defined below) ended prior to the date of termination;
- unpaid bonus compensation otherwise payable for the Contract Year in which such disability occurred pro-rated to the date of termination;
- his base salary in effect at the time of termination (less disability payments) for a period of one year from the date of termination (the "Disability Continuation Period"); and
- reimbursement for financial counseling services in the amount of $5,000 for a period of one year from the date of termination.

In addition, the executive will be entitled to continue to participate, to the extent permitted by applicable law and the applicable plan, in our health care, life insurance and accidental death and dismemberment insurance benefit plans during the Disability Continuation Period (disregarding any required delay in payments pursuant to Section 409A of the Internal Revenue Code ("Section 409A")). Since continued participation in the 401(k) Savings Plan and the RGA Plan is not permitted under law during the Disability Continuation Period, the executive will be entitled to receive cash payments equivalent in value to his continued participation in all qualified and non-qualified pension plans and the maximum matching contribution allowable under the 401(k) Savings Plan (the "Pension Replacement Payment") during the Disability Continuation Period. See "Effect of Certain Tax Regulations on Payments" below.

For purposes of the employment agreements, "Contract Year" means the 12 month period beginning July 1 during the term of the employment agreement. "Permanent Disability" means a disability as defined under our applicable insurance policy, or, in the absence of an applicable policy, a physical or mental disability or incapacity that prevents the executive from discharging his responsibilities under his employment agreement for a period of six consecutive months or an aggregate of six months out of any twelve-month period.

Termination of Employment Upon Death. In the event of the executive officer's death during the term of his employment, his beneficiary or legal representative will be entitled to receive:

- any accrued but unpaid salary and other amounts to which the executive otherwise was entitled prior to the date of his death;
- bonus compensation earned but not paid that relates to any Contract Year ended prior to his death;

- unpaid bonus compensation otherwise payable for the Contract Year in which his death occurred pro-rated to the date of his death;
- reimbursement for financial counseling services in the amount of $5,000 for a period of one year from the date of his death; and
- his base salary in effect at the time of his death for a period of one year from the date of his death.

Termination of Employment Other than for Cause, Death or Disability; Termination for Material Breach. We may terminate the executive's employment for any reason (other than for "cause" as defined in the employment agreement) upon 90 days' prior written notice. In the event of our termination of the executive's employment (other than for cause, disability or death) or a termination by the executive for an uncured "material breach" (as defined below), the executive will be entitled to:

- any accrued but unpaid salary and other amounts to which he is otherwise entitled prior to the date of termination;
- bonus compensation earned but not paid that relates to any Contract Year ended prior to the date of termination;
- unpaid bonus compensation otherwise payable for the Contract Year in which termination occurred pro-rated to the date of termination;
- his base salary in effect at the time of termination for a period ending on a date two years from the date of termination;
- bonus compensation equal to 50% of the average of incentive compensation bonuses previously paid or payable to the executive under the EAIP during the past two completed fiscal years;
- reimbursement for financial counseling services in the amount of $10,000 for a period of two years from the date of termination; and
- participation, for a period ending on a date two years from the date of termination, to the extent permitted by applicable law, in our benefit plans and receipt of cash payments equivalent in value to his Pension Replacement Payment during such period.

For purposes of the agreements, "material breach" is a material reduction in the executive's authority, functions, duties or responsibilities, a material reduction in the executive's target compensation (unless such reduction is similar to other officers and/or employees generally), or our failure to pay any award to which the executive is entitled under his employment agreement.

Termination of Employment Following a Change of Control. In the event the executive terminates his employment for "good reason" (as defined below) within 2 years of a "change of control" of our Company (as defined below), he is entitled to receive payments and benefits as if his employment were terminated by us without cause. In the event of a termination by us, or by the executive for good reason, after a change of control, the executive will also be entitled to reimbursement for outside legal counsel up to $20,000.

For purposes of the agreements, "good reason" means that the executive is assigned duties that are materially inconsistent with his position, his position is materially diminished, we breach the compensation arrangements of the employment agreement (and fail to timely cure the breach), the executive is required to relocate to any location more than 50 miles from the location at which he performed his services prior to the change of control or we fail to have any successor company assume the executive's employment agreement.

For purposes of the employment agreements, a "change of control" is deemed to have occurred upon any of the following events:

- during any period of two consecutive years, the individuals who at the beginning of such period constituted our board of directors or any individuals who would be "continuing directors" (as defined below) cease for any reason to constitute a majority of the board of directors;
- our Class A Common Stock ceases to be publicly traded;
- our board of directors approves any merger, exchange, consolidation, or similar business combination or reorganization, the consummation of which would result in the occurrence of an event described in the bullet points above, and such transaction is consummated;
- our board of directors approves a sale of all or substantially all of our assets, and such transaction is consummated; or
- a change of control of a nature that would be required to be reported under the SEC's proxy rules.

However, changes in the relative beneficial ownership among members of the Lauder family and family-controlled entities would not, by themselves, constitute a change of control, and any spin-off of one of our divisions or subsidiaries to our stockholders would not constitute a change of control.

"Continuing directors" mean the directors in office on the effective date of the executive officer's employment agreement and any successor to those directors and any additional director who was nominated or selected by a majority of the continuing directors in office at the time of his or her nomination or selection.

Termination for Cause. In the case of termination by us for "cause" (as defined below), the executive will be entitled to receive his accrued but unpaid salary and any benefit under our employee benefit programs and plans as determined under such programs and plans upon and as of such termination.

For purpose of the agreements, "cause" means that the executive has engaged in any of a list of specified activities, including his material breach of, or willful refusal to perform his duties under the agreements (other than because of disability or death), his failure to follow a lawful directive of the Chief Executive Officer (or Executive Chairman) or the Board of Directors that is within the scope of his duties, willful misconduct unrelated to us that could reasonably be anticipated to have a material adverse effect on us, gross negligence that could reasonably be anticipated to have a material adverse effect on us, violation of our Code of Conduct, drug or alcohol abuse that materially affects his performance or conviction of, entry of a guilty plea or no contest for, a felony.

Voluntary Termination. The executive may terminate his employment for any reason at any time upon 90 days' prior written notice, in which event we will have no further obligations after termination other than to pay the executive's accrued but unpaid salary, bonus compensation, if any, earned but not paid that relates to any Contract Year ended prior to the date of termination, and benefits under our employee benefit plans and programs as determined by such plans and programs upon and as of such termination.

Condition Precedent to Receipt of Payments upon Termination

The employment agreements require, as a precondition to the receipt of the payments described above, that the Named Executive Officer execute a general release of claims against us and our subsidiaries and affiliates. The release does not apply to rights that the executive may otherwise have to any payment of benefit provided for in his employment agreement or any vested benefit the executive may have in any of our benefit plans. The agreements also include provisions relating to nondisclosure of our confidential information and non-competition with us.

Modification of Severance Payments and Benefits

The employment agreements provide that changes to severance payments and benefits may be made by the Compensation Committee (or the Stock Plan Subcommittee for changes related to matters under its authority), except at such time the Company is contemplating one or more transactions that will result in a Change of Control or after a Change of Control. Moreover, any changes made to severance payments or benefits without the consent of the executive will not be effective until two years after such change is approved by the Compensation Committee or Stock Plan Subcommittee.

Effect of Certain Tax Regulations on Payments

Effect of Excise Tax on Parachute Payments. Under the employment agreements of the Named Executive Officers, if any amount or benefit paid under their respective agreements, taken together with any amounts or benefits otherwise paid to the executive by us or any of our affiliated companies, are parachute payments subject to excise tax under Section 4999 of the Internal Revenue Code, the amounts paid to the executive will be reduced (but not below zero) to the extent necessary to eliminate the excise tax.

The Compensation Committee has authorized us to amend the agreements with the Named Executive Officers to provide that an executive may elect to pay the excise tax on such payments rather than be subject to the reduction mentioned above if this results in higher net after tax payments. To date, such amendments have not yet been made and we do not expect that the change in this provision will have an impact on any of our Named Executive Officers. Such a provision has been included in the employment agreement with Tracey Travis.

Effect of Section 409A on Timing of Payments. Under the employment agreements, any amounts that are not exempt from Section 409A will be subject to the required six-month delay in payment after termination of service provided that the executive is a "specified employee" for purposes of Section 409A at the time of termination of service. Amounts that otherwise would have been paid during this six-month delay will be paid in a lump sum on the first day after such period expires.

Effect of Termination on Outstanding Awards under Equity Plans

Under our Amended and Restated Fiscal 2002 Share Incentive Plan, executives may be awarded stock options, stock appreciation rights, stock awards, RSUs, PSUs or MSUs.

The exercise of stock options or stock appreciation rights after termination of employment and the payment of RSUs, PSUs or the MSU are subject to the executive neither competing with, nor taking employment nor rendering service to one of our competitors without our written consent nor conducting himself in a manner adversely affecting us.

Permanent Disability. Upon the executive's total and permanent disability (as determined under our long-term disability program), stock options that are not yet exercisable become immediately exercisable and may be exercised until the earlier of one year after the last day of salary continuation or the expiration of the option term. RSUs will vest pro rata for the number of full months the executive was employed or receiving salary continuation payments during the applicable vesting period and will be paid in accordance with the award's vesting schedule. The MSU will vest pro rata for the number of full months the executive served prior to termination and the "Average Final Price" will be determined for the 20 trading days ending on such termination. The executive will be entitled to a pro rata payment of PSUs for the number of full months the executive was employed or receiving salary continuation payments during the award period, with the payment to be made at the same time payments for the award period are paid to active executives. If the executive officer is retirement eligible, the provisions relating to termination upon retirement will apply in lieu of the provisions relating to "permanent disability."

Termination of Employment Upon Death. Upon the executive's death, stock options that are not yet exercisable become immediately exercisable and may be exercised until the earlier of one year after death or the expiration of the option term. For stock options granted before 2007, the ability to exercise one year after death is not limited by the option term. RSUs will vest pro rata for the number of full months the executive was employed or was receiving salary continuation payments during the applicable period. The MSU will vest pro rata for the number of full months the executive served prior to death and the "Average Final Price" will be determined for the 20 trading days ending on such date of death. The executive officer will also be entitled to a pro rata payment of PSUs for the number of full months the executive was employed or receiving salary continuation payments during the award period. RSUs and PSUs will be paid as soon as practicable after the executive's death. If the executive officer is retirement eligible, the provisions relating to termination upon retirement will apply in lieu of the provisions relating to death.

Termination of Employment Upon Retirement. Upon formal retirement under the terms of our RGA Plan, stock options that are not yet exercisable become immediately exercisable and may be exercised until the end of the option term. RSUs will continue to vest and be paid in accordance with the vesting schedule. The MSU will be forfeited. The executive officer will be entitled to payment of PSUs as if he had been employed throughout the entire award period, with payment to be made at the same time such awards are paid to active executives.

Termination of Employment by Us Other than for Cause, Death or Disability. Upon termination of employment without "cause" (as defined in the Amended and Restated Fiscal 2002 Share Incentive Plan) by us, stock options that are not yet exercisable become immediately exercisable and may be exercised until the earlier of 90 days after the last day of salary continuation or the end of the option term. RSUs will vest pro rata for the number of full months receiving salary continuation payments during the vesting period of the award and be paid in accordance with the vesting schedule. The MSU will be forfeited if such termination occurs before the end of the first year of the award period. However, if termination occurs after the end of the first year of the award period, the executive will be entitled to a pro rata payout for the number of full months the executive served prior to termination and the "Average Final Price" will be determined for the 20 days ending on such termination. PSUs are forfeited if such termination occurs before the end of the first year of the award period. However, if termination occurs after the end of the first year of the award period, the executive will be entitled to a pro rata payout for the number of full months the executive was receiving salary continuation payments during the award period, with the payment to be made at the same time such awards are paid to active executives. If the executive officer is retirement eligible, the provisions relating to termination upon retirement will apply in lieu of the provisions described in this paragraph.

Voluntary Termination; Termination of Employment for Cause. Upon termination of employment by the executive without cause, stock options that are exercisable may be exercised until the earlier of 90 days after termination or the end of the option term. Stock options not yet exercisable as of the termination date are forfeited. Upon termination of employment by the executive (other than retirement) or termination of employment for cause during the applicable employment period, RSUs, PSUs and the MSU are forfeited.

Effect of Change in Control. Upon a "change in control" (as defined in the Amended and Restated Fiscal 2002 Share Incentive Plan), the Stock Plan Subcommittee administering the Plan may accelerate the exercisability or vesting of stock options granted prior to fiscal 2011. Each RSU will vest and become payable in shares as soon as practicable, but not later than two weeks after the change of control. Each PSU will become payable in shares equal to the target award amount as soon as practicable but not later than two weeks after the change of control. If the executive officer is retirement eligible, the provisions relating to termination upon retirement will apply in lieu of the provisions described in this paragraph. Beginning in fiscal 2011, if stock options are assumed by an acquirer then exercisability will be accelerated after a change in control if the executive is terminated without "cause" or the executive terminates for "good reason." Similarly, if RSUs are assumed by the acquirer, vesting will be accelerated after a change in control if the executive is terminated without "cause" or the executive terminates for "good reason." PSUs granted in fiscal 2011 and fiscal 2012 will become payable after a change in control in shares equal to the greater of the target award or what the payout would be based on performance as if the performance period ended on the date of the change in control. The MSU granted in fiscal 2011 will vest and become payable in shares as soon as practicable but no later than two weeks after a change of control.

Effect of Employment Agreements on Equity Awards. Under the employment agreements, if the executive's employment with us is terminated as a result of death or disability or by us without cause and the executive is not eligible for retirement under the terms of our qualified defined benefit pension plan, all stock options previously granted to the executive will vest and become immediately exercisable until the earlier of one year after such termination or the end of the option term, subject to the non-competition and good conduct provisions of the executive's employment agreement. All RSUs and PSUs granted to the executive shall continue to vest through the last date that base salary continuation payments, if any, are made.

Effect of Section 409A on Equity Awards. Payment of amounts subject to Section 409A is permitted only upon certain defined events including a change of control that satisfies the definition under Section 409A and related regulations. In September 2007, we amended the definition of "change of control" in the Amended and Restated Fiscal 2002 Share Incentive Plan to comply with Section 409A. In addition, if any payment under any equity award is subject to Section 409A, the required six-month delay after termination of service will apply to that payment.

Potential Payments in the Event of Termination at the End of Our Last Fiscal Year

The following tables describe potential payments and other benefits that would have been received by each Named Executive Officer or his estate under his employment agreement if employment had been terminated, under various circumstances, on June 30, 2012, the last business or trading day of our most recent fiscal year.

The following assumptions and general principles apply with respect to the following tables:

- The tables reflect estimates of amounts that would be paid to the Named Executive Officer upon the occurrence of a termination. The actual amounts to be paid to a Named Executive Officer can only be determined at the time of the actual termination.
- A Named Executive Officer is entitled to receive amounts earned during his term of employment regardless of the manner in which the Named Executive Officer's employment is terminated. These amounts include accrued but unpaid salary and bonus compensation earned but not paid that relate to any Contract Year ended prior to his termination, and in all circumstances but termination for cause, unpaid bonus compensation otherwise payable for the Contract Year in which termination occurred pro-rated to the date of termination. These amounts are not shown in the tables.
- The amounts of equity-based awards reflect unvested awards as of the date of the termination event or change of control for which vesting continues post termination or change of control or is accelerated as a result of the event. All such awards held by the Named Executive Officers at June 30, 2012 that would have become vested and/or exercisable upon a terminating event are shown at a value using the closing stock price on June 29, 2012 of $54.62. The value of PSUs

was computed at target in the event of death and at maximum in the event of all other applicable termination events.

- A Named Executive Officer will be entitled to receive all amounts accrued and vested under our 401(k) Savings Plan, the RGA Plan, the Restoration Plan and any other pension plans and deferred compensation plans in which the Named Executive Officer participates. These amounts will be determined and paid in accordance with the applicable plans and are not included in the tables because they are not termination payments.

- The change in control provisions for stock options and RSUs made under the Amended and Restated Fiscal 2002 Share Incentive Plan prior to fiscal 2011 and the PSUs and the MSU provide for "single trigger" payment events (i.e. payment is triggered as a result of the change of control itself, regardless of the executive's continued employment). Based upon the unvested stock options, PSUs, RSUs and MSU with a "single trigger" held by each of the Named Executive Officers as of June 30, 2012, if a change of control had occurred on that date, the Named Executive Officers would have been entitled to the following amounts: Mr. Lauder, $5,175,483; Mr. Freda, $27,370,745; Mr. Demsey, $4,047,256; Mr. Prouvé, $4,047,256; and Mr. Kunes, $3,813,660. Beginning in fiscal 2011, the change in control provisions for stock options and RSUs made under the Amended and Restated Fiscal 2002 Share Incentive Plan provide for "double trigger" payment events (i.e. payment is triggered as a result of a change of control and the executive's discontinued employment). Based upon the unvested stock options and RSUs with a "double trigger" held by each of the Named Executive Officers as of June 30, 2012, if a change of control had occurred on that date, the Named Executive Officers would have been entitled to the following amounts: Mr. Lauder, $7,125,514; Mr. Freda, $14,882,098; Mr. Demsey, $9,318,606; Mr. Prouvé, $8,597,006; and Mr. Kunes, $7,934,960.

	Retirement ($)	Voluntary Termination ($)	Death ($)	Disability ($)	Termination without Cause or by Executive for Material Breach ($)	Termination without Cause or for Good Reason After Change of Control ($)
William P. Lauder						
Base Salary	$0	$0	$1,500,000	$1,500,000	$3,000,000	$3,000,000
Bonus	0	0	0	0	1,993,788	1,993,788
Options	0	0	4,607,014	4,607,014	4,607,014	4,607,014
PSUs	0	0	3,274,377	4,911,565	5,259,490	5,259,490
RSUs	0	0	1,838,521	1,838,521	2,318,393	2,434,494
Continued Health Care Benefits (1)	0	0	0	23,858	47,716	47,716
Continued Participation in Pension and Retirement Plans (2)	0	0	0	83,176	269,689	269,689
Other Benefits and Perquisites (3)	0	0	5,000	36,798	73,596	93,596
Reduction to Eliminate Excise Tax	0	0	0	0	0	0
Total	$0	$0	$11,224,912	$13,000,932	$17,569,686	$17,705,787
Fabrizio Freda						
Base Salary	$0	$0	$1,750,000	$1,750,000	$3,500,000	$3,500,000
Bonus	0	0	0	0	2,080,750	2,080,750
Options	0	0	9,382,801	9,382,801	9,382,801	9,382,801
PSUs	0	0	6,780,594	10,170,891	11,040,620	11,040,620
RSUs	0	0	8,044,277	8,044,277	8,985,282	9,211,236
MSU	0	0	9,463,640	9,463,640	12,618,186	12,618,186
Continued Health Care Benefits (1)	0	0	0	23,858	47,716	47,716
Continued Participation in Pension and Retirement Plans (2)	0	0	0	485,000	970,000	970,000
Other Benefits and Perquisites (3)	0	0	5,000	53,935	107,870	127,870
Reduction to Eliminate Excise Tax	0	0	0	0	0	0
Total	$0	$0	$35,426,312	$39,374,402	$48,733,225	$48,979,179
John Demsey						
Base Salary	$0	$0	$1,000,000	$1,000,000	$2,000,000	$2,000,000
Bonus	0	0	0	0	1,579,688	1,579,688
Options	4,882,297	4,882,297	4,882,297	4,882,297	4,882,297	4,882,297
PSUs	5,763,739	5,763,739	5,763,739	5,763,739	5,763,739	5,763,739
RSUs	2,719,825	2,719,825	2,719,825	2,719,825	2,719,825	2,719,825
Continued Health Care Benefits (1)	0	0	0	23,858	47,716	47,716
Continued Participation in Pension and Retirement Plans (2)	0	0	0	58,655	198,984	198,984
Other Benefits and Perquisites (3)	0	0	5,000	32,500	65,000	85,000
Reduction to Eliminate Excise Tax	0	0	0	0	0	0
Total	$13,365,861	$13,365,861	$14,370,861	$14,480,874	$17,257,249	$17,277,249

	Retirement ($)	Voluntary Termination ($)	Death ($)	Disability ($)	Termination without Cause or by Executive for Material Breach ($)	Termination without Cause or for Good Reason After Change of Control ($)
Cedric Prouvé						
Base Salary	$0	$0	$1,000,000	$1,000,000	$2,000,000	$2,000,000
Bonus	0	0	0	0	1,306,525	1,306,525
Options	0	0	4,647,858	4,647,858	4,647,858	4,647,858
PSUs	0	0	3,358,478	5,037,716	5,503,674	5,503,674
RSUs	0	0	1,869,479	1,869,479	2,376,939	2,492,729
Continued Health Care Benefits (1)	0	0	0	23,106	46,212	46,212
Continued Participation in Pension and Retirement Plans (2)	0	0	0	58,819	185,326	185,326
Other Benefits and Perquisites (3)	0	0	5,000	21,800	43,600	63,600
Reduction to Eliminate Excise Tax	0	0	0	0	0	0
Total	$0	$0	$10,880,815	$12,658,778	$16,110,134	$16,245,924
Richard W. Kunes						
Base Salary	$0	$0	$870,000	$870,000	$1,740,000	$1,740,000
Bonus	0	0	0	0	502,763	502,763
Options	4,286,228	4,286,228	4,286,228	4,286,228	4,286,228	4,286,228
PSUs	5,048,370	5,048,370	5,048,370	5,048,370	5,048,370	5,048,370
RSUs	2,198,039	2,198,039	2,198,039	2,198,039	2,198,039	2,198,039
Continued Health Care Benefits (1)	0	0	0	23,106	46,212	46,212
Continued Participation in Pension and Retirement Plans (2)	0	0	0	52,228	132,138	132,138
Other Benefits and Perquisites (3)	0	0	5,000	33,385	66,770	86,770
Reduction to Eliminate Excise Tax	0	0	0	0	0	0
Total	$11,532,637	$11,532,637	$12,407,637	$12,511,356	$14,020,520	$14,040,520

(1) Includes payments under the medical, health and accident and disability plans and programs maintained by the Company from time to time for senior executives at a level commensurate with the executive officer's position.

(2) Represents cash equivalent of continued participation in the RGA and Restoration Plans and maximum match for 401(k) Savings Plan for one year, in the case of disability, and two years, in the case of termination without cause, termination for material breach or good reason.

(3) Includes executive term life insurance premiums and auto allowance in all events other than termination for cause and death and reimbursement for financial consulting services in all events other than termination for cause; also includes up to $20,000 in legal fees upon termination for good reason after a change of control.

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION
(Item 2)

As we discussed in the Compensation Discussion and Analysis which begins on page 42, the Board believes that the Company's compensation program for executive officers is designed to attract and retain high quality people and to motivate them to achieve both our long-term and short-term goals. Our overall goals are to continue sustainable growth of net sales and profitability on an annual and long-term basis.

As required by Section 14A of the Securities Exchange Act of 1934, this proposal, commonly referred to as the "say-on-pay" resolution, seeks a stockholder advisory vote on the compensation of our Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K through the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders pursuant to Item 402 of Regulation S-K, including Compensation Discussion and Analysis, compensation tables and narratives."

Because this is an advisory vote, it will not be binding upon the Board. However, the Compensation Committee and Stock Plan Subcommittee will take into account the outcome of the vote when considering future executive compensation arrangements. The Company currently intends to hold an advisory vote to approve executive compensation annually, consistent with the advisory vote of the stockholders at the Company's 2011 Annual Meeting of Stockholders.

The Board recommends a vote FOR the proposed resolution. Proxies received by the Board will be so voted unless a contrary choice is specified in the proxy.

APPROVAL OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED COMMON SHARES
(Item 3)

On November 3, 2011, the Board of Directors authorized a two-for-one stock split of the Class A and Class B Common Stock. The split was effected on January 20, 2012 in the form of a stock dividend to stockholders of record at the close of business on January 4, 2012. The Company had sufficient authorized shares of Class A and Class B Common Stock to effect the stock split. The Board of Directors proposes that stockholders authorize the amendment of the Company's Certificate of Incorporation to increase the number of authorized shares of Class A and Class B Common Stock as follows:

	Currently Authorized (#)	Authorized After Amendment (#)
Class A Common Stock	650,000,000	1,300,000,000
Class B Common Stock	240,000,000	304,000,000

The proposed amendment to the Certificate of Incorporation will be effected by deleting Section 4.1 thereof in its entirety and inserting the following in lieu thereof:

"4.1. Authorized Capital Stock. The total number of shares of stock that the Corporation shall have authority to issue is one billion six hundred twenty four million (1,624,000,000) shares consisting of (a) one billion three hundred million (1,300,000,000) shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"); (b) three hundred four million (304,000,000) shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"); and (c) twenty million (20,000,000) shares of preferred stock, par value $.01 per share (the "Preferred Stock"), issuable in one or more series as hereinafter provided. The Class A Common Stock and Class B Common Stock shall hereinafter collectively be called "Common Stock," and the Preferred Stock shall also be referred to herein as "Preference Stock." The number of authorized shares of any class or classes of capital stock of the Corporation may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation entitled to vote generally in the election of directors irrespective of the provisions of Section 242(b)(2) of the DGCL or any corresponding provision hereinafter enacted."

As of September 11, 2012, there were 237,683,428 shares of Class A Common Stock issued and outstanding (exclusive of treasury shares), 42,170,936 shares of Class A Common Stock reserved for issuance under the Company's share incentive plans (including shares underlying outstanding awards), 165,064,204 shares of Class A Common Stock in Treasury and 149,778,082 shares of Class B Common Stock issued and outstanding. The adoption of the proposed amendment would provide for an additional 650,000,000 shares of Class A Common Stock and 64,000,000 shares of Class B Common Stock for future issuance. This would replenish the authorized shares to the levels available for issuance before the stock split. Although these shares would provide further flexibility, there are no present plans for their use. The Certificate of Incorporation requires that the Company reserve enough shares of Class A Common Stock to cover the conversion of shares of Class B Common Stock (currently 149,778,082 shares) and to treat the two classes similarly on matters such as dividends and stock splits. The amendment is intended to provide the required coverage in the event of a future two-for-one stock split on the two classes of Common Stock.

The Board of Directors is of the opinion that the proposed increase is in the best interests of the Company and its stockholders. The Board of Directors believes that the Company should have sufficient authorized but unissued shares for issuance in connection with stock splits and stock dividends, implementation of employee share incentive plans, offers of shares for cash, mergers and acquisitions, and other proper business purposes. In many situations, prompt action may be required which would not permit seeking stockholder approval to authorize additional shares for the specific purpose on a timely basis. The Board of Directors believes that it is important to have the flexibility to act promptly in the best interests of the stockholders.

If approved by the stockholders, the proposed increase in the number of authorized shares of Class A and Class B Common Stock will become effective immediately upon the filing of the amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware, which we expect to file promptly after the Annual Meeting. The additional shares of Class A and Class B Common Stock sought by the amendment will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Company's securities may be listed. The New York Stock Exchange currently requires specific stockholder approval as a prerequisite to listing shares in several instances, including an acquisition where the present or potential issuance of shares could result in an increase of 20% or more in the number of shares of Common Stock outstanding.

Although the proposed increase in the number of authorized shares of Class A and Class B Common Stock, under certain circumstances could be construed as having an anti-takeover effect, the proposed increased is not in response to a specific takeover threat. In addition, Securities and Exchange Commission rules require disclosure of charter and bylaw provisions that could have an anti-takeover effect. Possible anti-takeover effects of charter and bylaw provisions include: (i) a limitation on the holding of Class B Common Stock (which carries 10 votes per share as compared to one vote per share for the Class A Common Stock) to only members of the Lauder family and certain controlled entities and trusts; (ii) Board authority to issue one or more series of preferred stock up to a maximum of approximately 20,000,000 shares presently available; (iii) a limitation on the ability to convene a special meeting of the stockholders, which may be called only by the Chairman of the Board of Directors, the Chief Executive Officer or the Board of Directors pursuant to a resolution adopted by the affirmative vote of a majority of the entire Board; and (iv) classification of the Company's Board of Directors with staggered terms.

The Board recommends a vote FOR the proposal to approve the amendment to the Certificate of Incorporation to increase the number of authorized common shares. Proxies received by the Board will be so voted unless a contrary choice is specified in the proxy.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
(Item 4)

The Audit Committee of the Board of Directors of the Company has appointed the firm of KPMG LLP, a registered public accounting firm, to serve as independent auditors of the Company for the fiscal year ending June 30, 2013, subject to ratification of this appointment by the stockholders of the Company. KPMG LLP was first appointed in April 2002. KPMG LLP audited the Company's financial statements as of, and for the year ended, June 30 of each year since the initial appointment. KPMG LLP also audited the effectiveness of internal control over financial reporting as of June 30, 2012 and provided an opinion thereon.

KPMG LLP is considered by management of the Company to be well qualified. The firm has advised the Company that neither it nor any of its members has any direct or material indirect financial interest in the Company.

For the fiscal years ended June 30, 2012 and 2011, the Company paid (or will pay) the following fees to KPMG LLP (and its affiliates) for services rendered during the year or for the audit in respect of those years:

Fee Type	**Fiscal 2012**	**Fiscal 2011**
	(in thousands)	
Audit Fees(1)	$6,523	$6,700
Audit-Related Fees(2)	100	46
Tax Fees(3)	1,725	1,064
All Other Fees(4)	–	197
Total	$8,348	$8,007

(1) Fees paid for professional services rendered in connection with the audit of the annual financial statements and the effectiveness of internal control over financial reporting and related opinions, statutory audits of international subsidiaries, consents for registration statements and review of the quarterly financial statements for each fiscal year.

(2) Represents fees paid for professional services rendered in connection with the audits of the Company's employee benefit plans and other audit related services.

(3) Represents fees paid for tax compliance services, tax planning and related tax services.

(4) In fiscal 2011, KPMG LLP acquired the business of an information technology consulting firm that was providing services to the Company prior to the acquisition. The fees are for certain ongoing projects that were completed after the acquisition. All ongoing projects were completed before the end of fiscal 2011.

The Audit Committee of the Board of Directors has considered whether the provision of non-audit services by KPMG LLP is compatible with maintaining auditor independence. In 2002, the Audit Committee adopted a formal policy concerning approval of audit and non-audit services to be provided by KPMG LLP. The policy requires that all services KPMG LLP may provide to the Company, including audit services and permitted audit-related and non-audit services, be pre-approved by the Committee. The Chair of the Audit Committee may approve certain permitted non-audit services in between Committee meetings, which services are subsequently reported to and approved by the Committee. In addition, for particular permitted services, the Chief Financial Officer may approve the engagement of KPMG LLP provided such engagements will amount to fees of less than an aggregate of $50,000 per fiscal quarter and such engagement is reported to the Chair of the Committee and reported to and ratified by the Committee at its next meeting. All audit and non-audit services described herein were approved pursuant to this policy for fiscal 2012, and none of the services were approved by the Audit Committee pursuant to a waiver of pre-approval, as contemplated by Regulation S-X Rule 2-01(c)(7)(i)(C).

One or more representatives of KPMG LLP will be present at the Annual Meeting of Stockholders, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

Ratification of the appointment of the independent auditors requires the affirmative vote of a majority of the votes cast by the holders of the shares of Class A Common Stock and Class B Common Stock of the Company voting in person or by proxy at the Annual Meeting of Stockholders. If the stockholders do not ratify the appointment of KPMG LLP, the Audit Committee of the Board of Directors will reconsider the appointment.

The Board recommends a vote FOR the proposal to ratify the appointment of KPMG LLP as independent auditors of the Company for the fiscal year ending June 30, 2013. Proxies received by the Board will be so voted unless a contrary choice is specified in the proxy.

Proxy Procedure and Expenses of Solicitation

The Company will hold the votes of all stockholders in confidence from the Company, its directors, officers and employees except: (i) as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company; (ii) in case of a contested proxy solicitation; (iii) in the event that a stockholder makes a written comment on the proxy card or otherwise communicates his/her vote to management; or (iv) to allow the independent inspectors of election to certify the results of the vote. The Company will retain an independent tabulator to receive and tabulate the proxies and independent inspectors of election to certify the results.

All expenses incurred in connection with the solicitation of proxies will be borne by the Company. The Company will reimburse brokers, fiduciaries and custodians for their costs in forwarding proxy materials to beneficial owners of Common Stock held in their names.

Solicitation may be undertaken by mail, telephone, electronic means and personal contact by directors, officers and employees of the Company without additional compensation.

Stockholder Proposals and Director Nominations

If a stockholder intends to present a proposal for action at the 2013 Annual Meeting and wishes to have such proposal considered for inclusion in the Company's proxy materials in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the proposal must be submitted in writing and received by the Secretary of the Company by May 31, 2013. Such proposal also must meet the other requirements of the rules of the Securities and Exchange Commission relating to stockholder proposals.

The Company's bylaws establish an advance notice procedure with regard to certain matters, including stockholder proposals and nominations of individuals for election to the Board of Directors, outside the process of Rule 14a-8. In general, notice of a stockholder proposal or a director nomination for an annual meeting must be received by the Company not less than 60 days nor more than 90 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding annual meeting of stockholders and must contain specified information and conform to certain requirements, as set forth in the bylaws. If the chairman at any meeting of stockholders determines that a stockholder proposal or director nomination was not made in accordance with the bylaws, the Company may disregard such proposal or nomination. In addition, if a stockholder submits a proposal outside of Rule 14a-8 for the 2013 Annual Meeting and the proposal fails to comply with the advance notice procedure prescribed by the bylaws, then the Company's proxy may confer discretionary authority on the persons being appointed as proxies on behalf of the Board of Directors to vote on the proposal.

Proposals and nominations should be addressed to Spencer G. Smul, Senior Vice President, Deputy General Counsel and Secretary, The Estée Lauder Companies Inc., 767 Fifth Avenue, New York, New York 10153.

Other Information

Management of the Company does not know of any matters that may properly come before the meeting other than those referred to in the accompanying Notice of Annual Meeting of Stockholders or other matters incident to the conduct of the meeting. As to any other matter or proposal that may properly come before the meeting, including voting for the election of any person as a director in place of a nominee named herein who becomes unable or declines to serve and voting on a proposal omitted from this Proxy Statement pursuant to the rules of the Securities and Exchange Commission, proxies will be voted in accordance with the discretion of the proxy holders.

SPENCER G. SMUL
Senior Vice President,
Deputy General Counsel
and Secretary

New York, New York
September 25, 2012

The Annual Report to Stockholders of the Company for the fiscal year ended June 30, 2012, which includes financial statements, is available, together with this Proxy Statement, at http://www.proxyvoting.com/el. The Annual Report does not form any part of the material for the solicitations of proxies.

ESTĒE
LAUDER
COMPANIES